Filed Pursuant to Rule 424(b)(4)
Registration No. 333-192559

PROSPECTUS

Up to 7,310,000 Shares

GLOBAL BRASS AND COPPER HOLDINGS, INC.

Common Stock

This prospectus relates to the offering of up to 7,310,000 shares of our common stock, $0.01 par value per share, by the selling stockholder identified in this prospectus. We will not receive any proceeds from any offerings pursuant to this prospectus.

The selling stockholder may offer the shares in amounts, at prices and on terms determined by market conditions at the time of the offering. The selling stockholder may sell shares through agents it selects or through underwriters and dealers it selects. The selling stockholder also may sell shares directly to investors. If the selling stockholder uses agents, underwriters or dealers to sell the shares, we will name them and describe their compensation in a prospectus supplement.

Our common stock is listed on the New York Stock Exchange (the “NYSE”) under the symbol “BRSS.” On January 6, 2014, the closing price of our common stock on the NYSE was $16.89 per share.

Investing in shares of our common stock involves risks. See “Risk Factors” on page 22 to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Prospectus dated January 9, 2014.

Prospectus

ABOUT THIS PROSPECTUS

This prospectus is part of a shelf registration statement that we have filed with the Securities and Exchange Commission (the “SEC”) using a “shelf” registration process. Under this shelf registration process, the selling stockholder may, from time to time, offer and sell the common stock described in this prospectus and in an accompanying prospectus supplement in one or more offerings.

This prospectus provides you with a general description of the common stock the selling stockholder may offer. Each time the selling stockholder sells our common stock using this prospectus, to the extent necessary, we will provide a prospectus supplement that will contain specific information about the terms of that offering, including the number of shares being offered, the manner of distribution, the identity of any underwriters or other counterparties and other specific material terms related to the offering. The prospectus supplement may also add, update or change information contained in this prospectus. To the extent that any statement made in an accompanying prospectus supplement is inconsistent with statements made in this prospectus, the statements made in this prospectus will be deemed modified or superseded by those made in the accompanying prospectus supplement. You should read both this prospectus and any prospectus supplement together.

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We have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus, any prospectus supplement or in any free writing prospectuses we have prepared. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

Unless otherwise specified or the context requires otherwise:

The term “Global Brass and Copper Holdings” refers to Global Brass and Copper Holdings, Inc. and not to any of its subsidiaries;

The term “Global Brass and Copper” refers to Global Brass and Copper, Inc., the principal operating subsidiary of Global Brass and Copper Holdings, and not to any of its subsidiaries or direct or indirect parent companies;

The terms “we,” “us,” “our,” “GBC” and the “Company” refer collectively to Global Brass and Copper Holdings, its subsidiaries and its predecessors;

The term “KPS” refers to KPS Capital Partners, LP; and

The term “Halkos” refers to Halkos Holdings, LLC, the beneficial owner of 34.4% of our common stock as of November 1, 2013. Halkos is the only selling stockholder in the offerings contemplated by this prospectus.

The use of these terms is not intended to imply that Halkos, Global Brass and Copper Holdings and Global Brass and Copper or its predecessors are not separate and distinct legal entities.

Amounts and percentages appearing in this prospectus have been rounded to the amounts shown for convenience of presentation. Accordingly, the total of each column of amounts may not be equal to the total of the relevant individual items.

Industry and Market Data

This prospectus includes industry data that we obtained from periodic industry publications and internal company surveys. Industry publications and surveys generally state that the information contained therein has been obtained from sources believed to be reliable. In addition, this prospectus includes market share and industry data that we prepared primarily based on our knowledge of the industry and industry data. We have not independently verified any of the data from third-party sources nor have we ascertained the underlying economic assumptions relied upon therein. Statements as to our market position relative to our competitors are approximated and based on the above-mentioned third-party data and internal analysis and estimates and have not been verified by independent sources. Unless otherwise noted, all information regarding our market share is based on the latest available data. Information herein based on management’s belief or estimate is based upon management’s experience working in, and knowledge of, the metals industry, as well as management’s review of public disclosure of other participants in the metals industry and information provided by industry associations.

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Trademarks

This prospectus contains references to our trademarks and service marks and to those belonging to other entities. Solely for convenience, trademarks and trade names referred to in this prospectus may appear without the ® or TM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

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PROSPECTUS SUMMARY

This summary highlights material information appearing elsewhere in this prospectus. Because this is a summary, it may not contain all of the information that you should consider before investing in the common stock of Global Brass and Copper Holdings, par value $0.01 per share, which we refer to as the “common stock”, and you should carefully read this entire prospectus, including our consolidated financial statements and related notes and the information presented under the caption “Risk Factors”.

Our Company

We are a leading, value-added converter, fabricator, distributor and processor of specialized copper and brass products in North America. We engage in metal melting and casting, rolling, drawing, extruding and stamping to fabricate finished and semi-finished alloy products from processed scrap, copper cathode and other refined metals. Our products include a wide range of sheet, strip, foil, rod, tube and fabricated metal component products that we sell under the Olin Brass, Chase Brass and A.J. Oster brand names. Our products are used in a variety of applications across diversified end markets, including the building and housing, munitions, automotive, transportation, coinage, electronics/electrical components, industrial machinery and equipment and general consumer end markets. We access these end markets through direct mill sales, our captive distribution network and third-party distributors. We believe the diversity of our product portfolio, the breadth of our value-added customer services, our vertical integration and our technical expertise underpin the long-standing relationships we have with our broad customer base. Over the past three years, we have significantly enhanced our profitability and operational flexibility, which we believe positions us to benefit from growth in customer demand across the majority of the key end markets we service as macroeconomic conditions improve. In addition, we expect to capitalize on new market and product growth opportunities, which we are currently pursuing.

We service over 1,700 customers in 28 countries across 5 continents. We employ approximately 1,900 people and operate 11 manufacturing facilities and distribution centers across the United States, Puerto Rico and Mexico to service our North American customers. Through our 80% owned joint venture in China and our 50/50 joint venture in Japan, together with sales offices in China and Singapore, we supply our products in China and throughout Asia, where we believe we are positioned to take advantage of the region’s expanding copper, brass strip and foil markets. We service our European customers through distribution arrangements in the United Kingdom and Germany.

Our leading market positions in each of our operating segments allow us to achieve attractive operating margins. Our strong operating margins are a function of four key characteristics of our business: (1) we earn a premium margin over the cost of metal because of our value-added processing capabilities, patent-protected technologies and first-class service; (2) we have strategically shifted our product portfolio toward value-added, higher margin products; (3) we are driving a lean cost structure through variable cost reductions, process improvements and workforce flexibility initiatives; and (4) we employ our “balanced book” approach to substantially reduce the financial impact of metal price volatility on our earnings and operating margins. We have undertaken substantial cost reduction activities since our formation in 2007, which have reduced our fixed costs, improved our net working capital balances and improved our competitive positioning which has increased operating margins.

Our financial performance is primarily driven by metal conversion economics, not by the underlying movements in the price of copper and the other metals we use. Through our balanced book approach, we match the timing, quantity and price of our metal sales with the timing, quantity and price of our replacement metal purchases. This practice substantially reduces the financial impact of metal price movements on our earnings and operating margins.

For the year ended December 31, 2012, we shipped 503.2 million pounds of products, and we generated net sales of $1,650.5 million, adjusted sales (as defined in note 4 under “Summary Historical Consolidated Financial Data”) of $524.9 million, net income attributable to Global Brass and Copper Holdings, Inc. of $12.5 million and Consolidated Adjusted EBITDA (as defined in note 5 under “Summary Historical Consolidated Financial Data”) of $115.4 million. Our U.S. operations generated 94% of our total net sales in the year ended December 31, 2012. The following charts show our pounds shipped by our three operating segments and our pounds shipped by key end market for the year ended December 31, 2012.

For the year ended December 31, 2012:

Note:	For the Chase Brass segment, pounds shipped by end market in the above chart reflects management’s allocation among end markets of pounds shipped by Chase Brass to distributors, job shops and forging shops. In addition, management estimates that approximately 50% of the Company’s pounds shipped to the electronics/electrical components end market are directly associated with the building sector.

Segments Overview

We have three operating segments: Olin Brass, Chase Brass and A.J. Oster.

Description	• Leading manufacturer, fabricator and converter of specialized copper and brass sheet, strip, foil, tube and fabricated products	• Leading manufacturer and supplier of brass rod	• Leading distributor and processor of copper and brass products

	• #1 North American Position (by 2012 pounds shipped)	• #1 or #2 North American Position (by 2012 pounds shipped)	• #1 North American Position (by 2012 pounds shipped)

Key Products / Services	• As of December 31, 2012, produced 55 copper-based alloys, including 15 high performance alloys (“HPAs”), which provide superior strength, conductivity and formability	• As of December 31, 2012, produced nine brass alloys which provide superior strength and corrosion resistance, sold under the Blue Dot® brass rod brand name	• Network of strategically located distribution centers, providing inventory management, distribution and value-added metal processing services to customers
	• Over the past three twelve-month periods ended September 30, 2013, a per-period average of 17.8% of Olin Brass’s copper-based products have been sold to A.J. Oster	• Holds exclusive rights for the production and sale of lead-free brass rod in North America, sold under the Green Dot™ rod and Eco Brass® alloy brand names	• Over the past three twelve-month periods ended September 30, 2013, a per-period average of 68.3% of A.J. Oster’s copper-based products have been sourced from Olin Brass
	• Products sold throughout the U.S., Puerto Rico, Mexico, Asia and Europe	• Products sold throughout the U.S., Mexico and Canada	• Products sold throughout the U.S., Puerto Rico and Mexico

Key End Markets	• Munitions, Automotive, Coinage, Building and Housing, Electronics/Electrical Components	• Building and Housing, Transportation, Electronics/Electrical Components, Industrial Machinery and Equipment and Distribution	• Building and Housing, Automotive, Electronics/Electrical Components

Operations	• 4 strategically located sites in the U.S. and 1 in China	• 1 strategically located manufacturing site and 1 warehouse facility in the U.S.	• 4 strategically located sites in the U.S., 1 in Puerto Rico and 1 in Mexico
	• Marketing and sales joint venture office in Japan • Sales office in Singapore • 1,382 employees; 1,344 in the U.S. and 38 in Asia as of December 31, 2012	• 316 employees as of December 31, 2012	• 268 employees as of December 31, 2012

Our Competitive Strengths

Market Leader in Key Industrial Segments. We believe we have leading market positions in the industry sectors served by each of our three operating segments. Management estimates that our strategically located plants represent approximately 40% of North American capacity for copper and copper-alloy sheet, strip and plate (“SSP”) and brass rod production, supplying over 1,700 customers with over 15,000 stock keeping units (“SKUs”), with approximately 10%, 24% and 66% of those SKUs being sold by Chase Brass, Olin Brass and A.J. Oster, respectively. We believe our customers value our ability to provide a diverse range of products, many of which are exclusively offered by us. For example, at Olin Brass, we produce 55 alloys (including 15 HPAs), which, management estimates, based on available market information, is nearly twice as many types of alloys as produced by our closest competitor. Our ability to provide high quality product in varying quantities at attractive prices and in a timely manner to meet the product needs of our customers has resulted in long-standing customer relationships, many of whom we have served for more than 30 years. Our leading market positions and scale also enable us to negotiate favorable arrangements with our suppliers. During 2012, we operated at approximately 57% to 65% capacity utilization across our portfolio of facilities. As a result, we believe it would require a significant investment to become a substantial new participant in the industry, and any such investment might not yield attractive returns for a significant period of time.

Exposure to Cyclical, End Market and New Product Growth. In 2012, approximately 49% of our pounds shipped served end markets principally influenced by new residential construction, repair and remodeling activity and light vehicle sales in the United States. Our operations are well-positioned to take advantage of the recovery that we believe is underway in the U.S. housing market. According to management estimates, U.S. housing starts are expected to grow from 783,000 in 2012 at a compound annual growth rate (“CAGR”) of 19.2% through 2015. According to management estimates, U.S. existing home sales are expected to grow from 4.7 million in 2012 at a CAGR of 6.0% through 2015. While our sales into the building and housing end market are positively affected by housing starts and construction and remodeling activity, the correlation between housing statistics and our sales is not entirely direct. Our key products are typically installed late in the housing construction cycle, meaning there is an inherent lag in volumes, and sales of our building and housing products can be affected by factors such as housing mix (unit size, unit price point and the mix of multi-family versus single-family construction). Sales of our products can also be impacted by the actual timing of housing starts and completions as well as to changes in the materials and fixtures used in construction that may contain fewer copper products or materials and fixtures than were used in the past. We also believe there is considerable growth potential in the U.S. automotive sector. According to management estimates, North American light vehicle production is forecast to grow from 15.4 million in 2012 at a CAGR of 3.3% through 2015. Additionally, we believe further growth will be driven by demand for our new products. We hold exclusive production and sales rights for “lead-free” Eco Brass® rod and control the licensing of Eco Brass® ingot in North America. This “lead-free” alloy can be used to make products that comply with Federal legislation that requires a reduction of lead content in all plumbing devices that come into contact with drinking water sold after January 1, 2014. In addition, we believe that the Company is well positioned to become an industry leader in anti-microbial copper products through its CuVerro product line. In 2011, Olin Brass completed the U.S. Environmental Protection Agency (“EPA”) and state registration processes necessary to market its CuVerro™ materials as having anti-microbial properties and has licensed more than a dozen exclusive component manufacturers to market CuVerro™ products to the healthcare industry. We believe there is significant opportunity for us to expand our customer base to include companies that develop copper products for use in the healthcare, food service and other industries, replacing stainless steel and aluminum. We also anticipate a significant increase in the size of the coinage market if the U.S. transitions to the $1 coin and eliminates the dollar bill. As a certified supplier to the United States Mint, we expect to capture a material portion of this new demand. Finally, we currently believe that demand levels for rod and strip products in the U.S. are significantly below historical averages and that with the expected continued recovery in our key end-markets, we will observe increases in demand for our products. Given our current installed operating capacity and associated utilization rates, we believe we can meet this increase in demand with very low capital investment.

Significant Expected Profit Growth through Volume Increases. Since our formation in 2007, we have implemented various cost reduction initiatives and workforce flexibility programs focused on reducing our fixed and non-metal variable costs. We believe the largely automated nature of our operations at our Chase Brass facility and the absence of defined benefit pension obligations or retiree healthcare obligations have contributed to a lean, flexible cost structure, which should position us to achieve strong operating margins going forward. Specifically:

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During 2012, we operated at approximately 57% to 65% capacity utilization across our portfolio of facilities. As such, we have available operating capacity that we can bring online quickly to respond to increased demand for our products and value-added services;

•	We believe we can increase production at our facilities with minimal change in our fixed costs and without significant additional capital investment; and

•	We believe we have the financial capacity and balance sheet strength to meet the working capital requirements that would accompany production increases in response to growing customer demand.

Since our formation in 2007, we have consistently improved our Consolidated Adjusted EBITDA per pound, a metric that management monitors to assess our profitability and operating efficiency, from $0.10 per pound for the year ended December 31, 2008 to $0.23 per pound for the year ended December 31, 2012.

Margin and Cash Flow Profile Insulated from Metal Price Volatility. Approximately 70% to 75% of our cost structure consists of variable metal costs, for which we use our balanced book approach to substantially reduce the financial impact of metal price volatility on our earnings and operating margins. Our business model is principally based on the conversion and fabrication of the metal we purchase into finished and semi-finished alloy products. Our financial performance is driven by metal conversion economics (i.e., the prices we charge for our products and value-added services and our ability to control our operating costs); we do not seek to profit from movements in underlying metal prices. Through our balanced book approach, we match the timing, quantity and price of our metal sales with the timing, quantity and price of our replacement metal purchases. Our balanced book approach allows us to substantially reduce the financial impact of metal price volatility on our earnings and operating margins. Our balanced book approach and low fixed cost position have historically allowed us to generate substantial cash flows. For the nine months ended September 30, 2013, net cash provided by operating activities was $4.5 million, and in the nine months ended September 30, 2012, net cash provided by operating activities was $58.3 million. For the fiscal years ended December 31, 2012, 2011 and 2010, net cash provided by operating activities was $81.9 million, $64.8 million and $69.4 million, respectively. In addition, we have low capital expenditure requirements. We estimate annual capital expenditures from 2013 to 2017 to range between $25 million to $30 million per annum, of which $20 million to $24 million per annum will consist of capital improvements or replacement of existing capital items. Our total capital expenditures as a percentage of our adjusted sales have ranged from approximately 2% to 4% for the last three fiscal years.

Net income attributable to Global Brass and Copper Holdings, Inc. per pound was $0.01 and $0.01 for the nine months ended September 30, 2013, and 2012, respectively. Net income (loss) attributable to Global Brass and Copper Holdings, Inc. per pound was $0.02, $0.11, $0.08, $0.02 and

$(0.11) for the years ended December 31, 2012, 2011, 2010, 2009 and 2008, respectively. Net income attributable to Global Brass and Copper Holdings, Inc. per pound was $1.02 for the successor period from October 10, 2007 to December 31, 2007, and net income per pound of our predecessor was $0.07 for the predecessor period from January 1, 2007 to November 18, 2007.

As illustrated in the following chart, we have increased our historical Consolidated Adjusted EBITDA(1) per pound over the period from 2007 to the nine months ended September 30, 2013, despite relatively volatile underlying copper prices:

Source: Copper prices from the London Metal Exchange reported by Bloomberg

(1) See note 5 to “Summary Historical Consolidated Financial Data” for the calculation of Consolidated Adjusted EBITDA and a reconciliation to net income (loss) attributable to Global Brass and Copper Holdings, Inc., which is the most directly comparable U.S. GAAP financial measure to Consolidated Adjusted EBITDA.

(2) We acquired the worldwide metals business of Olin Corporation on November 19, 2007. As a result, the 2007 fiscal year is composed of a predecessor period from January 1, 2007 to November 18, 2007 (represented by “2007(P)” in the chart above), and a successor period from the date of our formation, October 10, 2007, to December 31, 2007 (represented by “2007(S)” in the chart above). We had no material operations or assets prior to November 19, 2007. Data for the period from January 1, 2007 to November 18, 2007 are based on books and records provided to us by Olin Corporation in connection with the acquisition, which we believe were prepared on a basis consistent with Olin Corporation’s accounting policies and procedures but have not been subject to an audit or review. Data for the predecessor period of 2007 are not prepared using our accounting policies and procedures, do not reflect the application of purchase accounting (which has been applied to the successor period financial statements) and also do not reflect the allocation of Olin Corporation’s selling, general and administrative expenses to the metals business unit. We believe that the unaudited financial information for the predecessor period of 2007 may be useful to investors for purposes of illustrating trends in our business. Although we have no reason to believe that the unaudited financial information for the predecessor period of 2007 is materially deficient, there is a risk that this unaudited financial information may contain errors that might have been detected in a review or audit process or might have been different if prepared in accordance with our policies and procedures instead of those of Olin Corporation. See note 5 to “Summary Historical Consolidated Financial Data” and note (a) to the reconciliation table contained in such note and “Risk Factors—Risks Related to Our Business—You should not place undue reliance on the selected financial and other information of our predecessor as of November 18, 2007 and for the period from January 1, 2007 to November 18, 2007, which are summarized in this prospectus.”

(3) For the nine months ended September 30, 2013.

Over the past three years, we have demonstrated the ability to generate significant operating cash flow despite the relatively difficult operating environment. Our strong cash flow generation has enabled us to significantly reduce our leverage from approximately 7.9x gross debt to Consolidated Adjusted EBITDA upon formation in 2007 to 3.4x as of December 31, 2012. Our debt reduction achievements have also been delivered while distributing dividends to our shareholders. We believe we will continue to generate significant operating cash flow, which will provide us the opportunity to deploy future excess cash flow to fund dividends or value-enhancing acquisitions. We will continue to manage our capital with financial discipline with the objective of maximizing value for our shareholders.

Highly Experienced Management Team. Since our formation in 2007, we have assembled a highly experienced management team, which combines our predecessor’s legacy experience with new team members who have many years of relevant industry experience. The members of our senior management team have, on average, over 26 years of metals industry experience. Since our formation, our senior management team has implemented a new business strategy and successfully transformed the cost structure and operating strategy of the business. Our management team has also instilled a culture that promotes performance excellence with a strong focus on driving profitability and, as a direct result, our operational and financial performance has improved significantly since 2007.

Our Growth Strategy

Participate in Demand Recovery as Economic Conditions Strengthen.    Our premium products and services have allowed us to achieve leading positions across a number of attractive end markets. In addition, we maintain strong relationships with a diverse set of customers across those end markets. As U.S. macroeconomic conditions continue to improve, we expect to see increased activity in many of our key end markets, especially building and housing, automotive, coinage and industrial machinery and equipment, which we expect will drive increased demand for our products and services. In the beginning of 2013, the U.S. housing market has experienced a recovery from the sharp downturn that began in 2007. We believe that our available production capacity will allow us to effectively and efficiently respond to increasing demand.

Capitalize on Growth Opportunities for Our Existing Products and Services.    We believe there are opportunities to expand the supply of our existing products and services in several key high-value end markets. Examples include:

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Lead-free and Low-lead Plumbing Products.    New regulations designed to reduce lead content in drinking water plumbing devices provide a key opportunity for future growth. Chase Brass is a premier provider of specialized lead-free products and low-lead alloys. Federal legislation in the United States (the Reduction of Lead in Drinking Water Act, which was patterned after legislation enacted in California and Vermont) will require the reduction of lead content in all drinking water plumbing devices sold after January 2014. This legislation presents a significant growth opportunity for Chase Brass. Our Eco Brass® products meet Federal, California and Vermont standards and can be used to produce cast, machined and forged faucet parts. We currently supply major faucet, valve and fitting manufacturers who produce multiple products using machined Eco Brass® parts.

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Transition to the Dollar Coin.    On September 20, 2011, the Currency Optimization Innovation and National Savings Act, or “COINS Act”, was first introduced in the U.S. House of Representatives, which is intended to modernize the U.S. currency system by replacing $1 notes with $1 coins. On January 31, 2012, the COINS Act was first introduced in the U.S. Senate. On June 6, 2013, the COINS Act was reintroduced in the U.S. Senate, and on October 22, 2013, the COINS Act was reintroduced in the U.S. House of Representatives. Although it is uncertain when or if a transition to the $1 coin will be implemented, we anticipate a significant increase in the size of the coinage market if the U.S. transitions to the $1 coin and eliminates the dollar bill. As a certified supplier to the United States Mint, we expect to capture a material portion of this new demand.

Pursue New Growth Opportunities.    We have identified a number of important trends in key growth markets which we believe will drive significant incremental growth for our company, including anti-microbial applications for certain copper products. Olin Brass is well positioned to become a leader in commercializing anti-microbial copper products through its CuVerro™ anti-microbial product line. The EPA recently recognized that copper is inherently capable of neutralizing potentially harmful viruses and bacteria and began accepting registrations of copper-alloys with anti-microbial properties. Olin Brass manufactures several such alloys, which were EPA-registered in 2011, and we believe there is significant opportunity for us to expand our customer base to include companies that develop copper products for use in the healthcare, food service, heating, ventilation and air conditioning industries, replacing stainless steel and aluminum. Olin Brass has completed the Federal EPA and state registration processes necessary to market its CuVerro™ materials as having anti-microbial properties.

In addition, we plan to continue to identify opportunities to extend our existing range of products and services through ongoing investment in technology research and development through our Materials Research Laboratory. The Materials Research Laboratory is a copper-alloy research, manufacturing and production innovation lab and is responsible for numerous patents held by our Company and also by our customers. The Materials Research Laboratory was instrumental in developing patented products such as CopperBond®, CopperBond® XTF and other unique foil products such as C7025 for computer disk drives.

Pursue Strategic Opportunities to Expand Our Business.    The North American copper and brass distribution industry includes numerous small, regional players. We believe future industry consolidation and possible strategic acquisitions in key growth markets will provide opportunities to increase our presence in these markets and to create shareholder value. In addition, we may pursue strategic acquisition and/or partnership opportunities to increase the breadth and distribution of our product portfolio and metal distribution services in the future.

Organizational Structure

The chart below is a summary of our organizational structure as of November 1, 2013. All entities depicted are currently (and will be following this offering) 100% owned subsidiaries of Global Brass and Copper Holdings. As of November 1, 2013, Halkos beneficially owned 34.4% of the outstanding common stock of Global Brass and Copper Holdings. Halkos is the only selling stockholder in the offerings contemplated by this prospectus.

Industry Overview

North American Copper and Copper-alloy SSP and Rod.    Improvements in the financial and economic markets since 2008 and 2009 have encouraged a rebound in demand for copper and copper-alloy SSP and rod, primarily driven by greater activity in the building and housing and automotive end markets. During the softening housing market in 2007 and the ensuing economic downturn in 2008 and 2009, demand for SSP and rod products deteriorated significantly. However, prior to the economic downturn, demand for SSP and rod products in North America had been relatively stable over the period from 2001 to 2007.

While the recovery from the recent economic downturn has been uneven and at times slower than desired, as economic conditions improve and activity in key end markets strengthens, we anticipate that demand for copper and copper-alloy SSP and rod products will increase. We also expect to see a greater shift in demand toward low-lead and lead-free copper and brass products driven by new government regulation, such as the Reduction of Lead in Drinking Water Act. This regulatory shift represents a significant growth opportunity for North American manufacturers of lead-free materials, many of whom, including us, are already experiencing increased demand for high quality, lead-free and low-lead products. In addition, we believe that there are a number of growth opportunities that could create significant incremental demand for copper and copper-alloy SSP products, including coinage and anti-microbial fixtures.

Distribution Centers.    Metal distribution centers and processors play a critical supply-chain role between metal production mills and end-users, especially between mills that manufacture large volumes and end-users who require smaller volumes, inventory management and processing services. The North American copper and brass distribution industry includes several large players, including us, and many smaller participants. We believe a large distribution business with a low fixed-cost structure will generally benefit from economies of scale, a more robust distribution network, a more diversified product portfolio and the ability to provide higher-quality, value-added services relative to smaller competitors. In addition, a distribution center with greater scale can typically operate on shorter lead times and provide on-time delivery and smaller quantities of a wide variety of products. Over the longer term, we believe the role of the metal distribution industry will become increasingly important as both primary metal producers and end-users look to outsource their metal processing and inventory management needs to value-added metal distribution centers. We anticipate smaller competitors will consolidate over time in order to remain competitive.

Global Supply of SSP and Alloy Rod Products.    North American SSP and alloy rod consumers have historically developed long-term supply relationships with domestic SSP and alloy rod manufacturers and suppliers that offer a broad range of high quality products, are able to respond quickly to product orders and provide on-time, frequent delivery in small batch sizes. Accordingly, our management believes North American consumer demand has largely been satisfied by North American SSP and alloy rod producers. Offshore supply of SSP and alloy rod products has historically contributed a small proportion of total North American supply.

Competition.    We compete with other companies on price, service, quality and product breadth and availability of products both domestically and internationally. We believe we have been able to compete effectively because of our high levels of service, breadth of product offering, knowledgeable and trained sales force, modern equipment, strategically located facilities, geographic dispersion, operational economies of scale and sales volume.

The North American market for brass and copper strip and sheet and brass rod consists of a few large participants and a few smaller competitors for Olin Brass and Chase Brass and a number of smaller competitors for A.J. Oster.

Based on available market data, we believe the largest competitors to each of our operating segments in the markets in which we operate are the following:

•	Olin Brass: Aurubis and PMX Industries, Inc. (manufacturing of copper and copper-alloys in the form of strip, sheet and plate).

•	Chase Brass: Mueller Industries, Inc. (manufacturing of brass rod).

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A.J. Oster: ThyssenKrupp Materials NA, Copper and Brass Sales Division (distribution and processing of copper, brass, stainless and aluminum products); and Wieland Metals, Inc. (re-roll mill and service center for copper and copper-alloy strip).

Based on the data published by Copper Development Association Inc., Copper and Brass Servicenter Association, Inc. (both independent industry associations) and management estimates, as of December 31, 2012, the Olin Brass segment accounted for 35.2% of North American shipments (including shipments to A.J. Oster) of copper and brass alloys in the form of sheet, strip and plate; the Chase Brass segment accounted for 47.7% of North American shipments of brass rod, not including imports; and the A.J. Oster segment accounted for 33.3% of North American shipments of copper and brass, sheet and strip products from distribution centers and rerolling facilities.

Recent Transactions

Follow-on Public Offering

On October 1, 2013, we completed a follow-on public offering of 5,750,000 shares of our common stock (the “follow-on offering”), including 750,000 shares of common stock sold in connection with the full exercise of the option to purchase additional shares granted to the underwriters, at a price to the public of $16.50 per share. Halkos, our majority stockholder prior to the follow-on offering, sold all of the shares in the follow-on offering and received all of the net proceeds from the offering. After giving effect to the offering, Halkos beneficially owned approximately 34.4% of our outstanding common stock, and as a result we ceased to be a “controlled company” under the NYSE listing rules.

Initial Public Offering

On May 29, 2013, we completed our initial public offering of 8,050,000 shares of our common stock (the “initial public offering” or “IPO”), including 1,050,000 shares of common stock sold in connection with the full exercise of the option to purchase additional shares granted to the underwriters, at a price to the public of $11.00 per share. The shares began trading on the New York Stock Exchange on May 23, 2013 under the ticker symbol “BRSS.” Halkos, our sole stockholder prior to the IPO, sold all of the shares in the initial public offering and received all of the net proceeds from the offering.

On November 7, 2013, we announced that our Board of Directors had approved the initiation of a quarterly dividend to our stockholders. The initial quarterly dividend of $0.0375 per share of our common stock is payable on December 6, 2013 to all stockholders of record as of November 19, 2013. The source of funds for any such dividends will be dividends paid by Global Brass and Copper to Global Brass and Copper Holdings, which are limited by the provisions of the indenture governing our Senior Secured Notes. Any future dividends or changes to our dividend policy will be made at the discretion of the Board of Directors and will depend on many factors, including our financial condition, earnings, legal requirements, including limitations imposed by Delaware law, restrictions in our debt agreements, including those governing the ABL Facility (as defined below) and the Senior Secured Notes (as defined below), that limit our ability to pay dividends to stockholders and other factors the Board of Directors deems relevant.

Issuance of the Senior Secured Notes and the Refinancing of the Term Loan Facility

On June 1, 2012, we completed a refinancing, which included the issuance of $375.0 million in aggregate principal amount of 9.50% Senior Secured Notes due 2019 (the “Senior Secured Notes”) by Global Brass and Copper, Inc. The Senior Secured Notes are guaranteed by Global Brass and Copper Holdings, Inc. and substantially all of Global Brass and Copper’s existing and future wholly-owned U.S. subsidiaries. The Senior Secured Notes are secured by a senior-priority security interest in our fixed assets and by a junior-priority security interest in our accounts receivable and inventory. On October 7, 2013, we completed a registered “A/B exchange offer” with respect to the Senior Secured Notes that was required by the registration rights agreement relating to such Senior Secured Notes (the “Exchange Offer”).

We used a portion of the proceeds from the Senior Secured Notes to repay in full the $266.5 million of principal outstanding under our prior $315.0 million five-year senior term loan facility (the “Term Loan Facility”), which we refer to as the “Term Loan Refinancing.” In the Term Loan Refinancing, we paid our lenders a total of $275.5 million, including the $266.5 million of principal, an early repayment premium of $8.0 million and accrued and unpaid interest of $1.0 million, and we recognized a $19.6 million loss on extinguishment of debt.

Amendment of the ABL Facility

Concurrently with the issuance of the Senior Secured Notes and the Term Loan Refinancing on June 1, 2012, we amended the agreement governing our $150.0 million asset-based revolving loan facility (the “2010 ABL Facility”, and, as currently amended, the “ABL Facility”) to:

•	increase the commitments under the facility to $200.0 million;

•	extend the maturity of the ABL Facility to June 1, 2017;

•	permit the Transactions (as defined below);

•	lower the applicable margin and unused line fee under the ABL Facility;

•	permit us to make additional acquisitions, investments, restricted payments, asset sales and debt incurrences if certain conditions are satisfied;

•	increase the inventory loan limit for the borrowing base;

•	adjust certain reporting requirements and collateral audit requirements to make them less restrictive; and

•	reduce the excess availability threshold which requires us to test our fixed charge coverage ratio covenant.

We refer to these amendments collectively as the “ABL Amendment”.

Distribution to Halkos

In connection with the offering of the Senior Secured Notes, the Term Loan Refinancing and the ABL Amendment, we used a portion of the net proceeds of the issuance of the Senior Secured Notes, together with cash on hand, to make a cash distribution of $160.0 million to Halkos, which we refer to as the “Parent Distribution”. Halkos distributed the proceeds of the Parent Distribution pro rata to its equityholders (which include certain of our officers and directors) in accordance with the terms of its operating agreement.

We refer to the Term Loan Refinancing, the ABL Amendment and the Parent Distribution collectively as the “Transactions”.

Risk Factors

An investment in shares of our common stock involves risks. Below is a summary of certain key risk factors that you should consider in evaluating an investment in shares of our common stock. This list is not exhaustive. Please read the full discussion of these risks and other risks described under the caption “Risk Factors” of this prospectus.

•	downturns or cyclical economic conditions affecting the markets in which our products are sold, including the housing and commercial construction markets;

•	our ability to continue implementing our balanced book approach to substantially reduce the impact of fluctuations in metal prices on our earnings and operating margins;

•	shrinkage from processing operations and metal price fluctuations, particularly copper;

•	limitations on our ability to access raw materials, particularly copper;

•	fluctuations in commodity and energy prices and costs;

•	our ability to maintain sufficient liquidity as commodity and energy prices rise;

•	our ability to continue our operations internationally and the risks applicable to international operations;

•	our ability to continue to comply with the covenants in our debt agreements and service our indebtedness;

•

government regulations relating to our products and services, including new legislation relating to derivatives and the elimination of the dollar bill and EPA regulations regarding the registration and marketing of anti-microbial copper products; and

•	our ability to remediate any material weaknesses in our internal control over financial reporting as we become subject to public company requirements.

Global Brass and Copper Holdings

Global Brass and Copper Holdings was incorporated in Delaware on October 10, 2007. Global Brass and Copper Holdings acquired the worldwide metals business of Olin Corporation on November 19, 2007. The principal executive offices of Global Brass and Copper Holdings are located at 475 N. Martingale Road, Suite 1050, Schaumburg, IL 60173, and the telephone number is (847) 240-4700.

We also maintain an internet site at http://www.gbcholdings.com. Our website and the information contained in that website or connected to that website will not be deemed to be incorporated into this prospectus or the registration statement of which this prospectus forms a part, and you should not consider it part of this prospectus or rely on any such information in making your decision whether to purchase our common stock.

KPS Capital Partners, LP and Halkos Holdings, LLC

KPS Capital Partners, LP is a leading middle market private equity firm with $6.0 billion of assets under management. KPS seeks to realize significant capital appreciation through controlling equity investments in manufacturing and industrial companies going through a period of transition. The KPS investment strategy is based upon partnering with top management teams to materially and permanently improve the operations of a company, and then growing the company, either organically or through strategic acquisitions. The KPS investment strategy and its portfolio companies are described in detail at the KPS website: www.kpsfund.com. The KPS website and the information contained in that website or connected to that website will not be deemed to be incorporated into this prospectus or the registration statement of which this prospectus forms a part, and you should not consider it part of this prospectus or rely on any such information in making your decision whether to purchase our common stock.

KPS Special Situations Fund II, L.P., KPS Special Situations Fund II (A), L.P., KPS Special Situations Fund III, L.P. and KPS Special Situations Fund III (A), L.P. (collectively, the “KPS Funds”) are affiliates of KPS and are the majority members of Halkos Holdings, LLC. As of November 1, 2013, Halkos Holdings, LLC beneficially owned 34.4% of Global Brass and Copper Holdings and is the selling stockholder.

The Offering

Shares of common stock offered for resale by the Selling Stockholder	Up to 7,310,000 shares.

Use of proceeds	All of the shares being offered pursuant to this prospectus are being offered by the selling stockholder. We will not receive any proceeds from any offering pursuant to this prospectus.

Dividends	On November 7, 2013, we announced that our Board of Directors had approved the initiation of a quarterly dividend to our stockholders. The initial quarterly dividend of $0.0375 per share of our common stock is payable on December 6, 2013 to all stockholders of record as of November 19, 2013. Any future dividends or changes to our dividend policy will be made at the discretion of the Board of Directors and will depend on many factors, including those enumerated in the section entitled “Dividend Policy”.

NYSE Trading Symbol	BRSS

Other Information About This Prospectus

Except as otherwise indicated, all information in this prospectus (including the information set forth under “—The Offering” above):

•	reflects a 211,100-to-1 stock split, which we refer to as the “stock split,” that was effected on May 29, 2013 in connection with the initial public offering;

•

does not give effect to 1,111,053 shares of common stock reserved for future issuance under our Global Brass and Copper Holdings, Inc. 2013 Omnibus Equity Incentive Plan, which we refer to as the “2013 Plan”; and

•	does not give effect to 351,135 shares of our common stock issuable under equity awards granted under the 2013 Plan.

All beneficial ownership percentages reflect 141,486 outstanding shares of restricted stock, which confer on the holder the right to vote such shares, even if such shares have not vested.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA

Set forth below is summary historical consolidated financial data of our business, as of the dates and for the periods indicated. The summary historical consolidated financial data as of September 30, 2013 and for the nine months ended September 30, 2013 and 2012 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The unaudited consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements, and in the opinion of our management, reflect all adjustments, including normal recurring adjustments, necessary for a fair presentation of the results for those periods. The results for any interim period are not necessarily indicative of the results that may be expected for a full year. The summary historical consolidated financial data as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary historical consolidated financial data as of December 31, 2010 has been derived from our audited consolidated financial statements not included in this prospectus.

The summary historical consolidated financial data should be read in conjunction with the information about the limitations on comparability of our financial results, including as a result of acquisitions. See “Selected Historical Consolidated Financial Data”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, “Risk Factors” and the consolidated financial statements and related notes included elsewhere in this prospectus.

	Nine Months Ended September 30,		Year Ended December 31,
	2013	2012(9)	2012	2011(9)	2010(9)
	(in millions, except share, per share and per pound data)
Statements of Operations Data:
Net sales	$1,345.7	$1,254.3	$1,650.5	$1,779.1	$1,658.7
Cost of sales	1,201.8	1,112.9	1,467.3	1,583.5	1,496.7

Gross profit	143.9	141.4	183.2	195.6	162.0
Selling, general and administrative expenses(1)	92.6	73.2	92.7	69.4	68.9

Operating income	51.3	68.2	90.5	126.2	93.1
Third party interest expense(2)	29.9	29.9	39.7	40.0	22.6
Related party interest expense(3)	—	—	—	—	2.5
Loss on extinguishment of debt	—	19.6	19.6	—	—
Other expense, net	0.3	0.1	0.1	0.4	0.8

Income before provision for income taxes and equity income	21.1	18.6	31.1	85.8	67.2
Provision for income taxes	17.8	14.0	19.2	31.4	26.6

Income before equity income	3.3	4.6	11.9	54.4	40.6
Equity income, net of tax	1.1	0.7	1.0	0.9	1.5

Net income	4.4	5.3	12.9	55.3	42.1
Less: Net income attributable to noncontrolling interest	0.2	0.3	0.4	0.2	0.5

Net income attributable to Global Brass and Copper Holdings, Inc.(2)	$4.2	$5.0	$12.5	$55.1	$41.6

Per Share Data:
Basic net income attributable to Global Brass and Copper Holdings, Inc. per common share(4)	$0.20	$0.24	$0.59	$2.61	$1.97
Diluted net income attributable to Global Brass and Copper Holdings, Inc. per common share(4)	$0.20	$0.24	$0.59	$2.61	$1.97
Basic pro forma net income attributable to Global Brass and Copper Holdings, Inc. per common share(2)(4)	$0.20	$0.04	$0.40	$2.61	$1.97
Diluted pro forma net income attributable to Global Brass and Copper Holdings, Inc. per common share(2)(4)	$0.20	$0.04	$0.40	$2.61	$1.97
Number of common shares used in basic per share calculations(4)	21,110,000	21,110,000	21,110,000	21,110,000	21,110,000
Number of common shares used in diluted per share calculations(4)	21,134,169	21,110,000	21,110,000	21,110,000	21,110,000
Cash flow data:
Cash flows provided by operating activities	$4.5	$58.3	$81.9	$64.8	$69.4
Cash flows used in investing activities	(13.0)	(11.3)	(20.4)	(22.3)	(11.9)
Cash flows provided by (used in) financing activities	12.9	(82.8)	(96.8)	(8.3)	(49.6)

Other data:
Pounds shipped(5)	401.9	386.1	503.2	510.0	554.1
Adjusted sales(6)	$421.6	$402.6	$524.9	$530.5	$538.5
Adjusted sales per pound shipped	$1.05	$1.04	$1.04	$1.04	$0.97
Consolidated Adjusted EBITDA(7)	$96.9	$94.4	$115.4	$122.6	$99.0
Consolidated Adjusted EBITDA per pound shipped	$0.24	$0.24	$0.23	$0.24	$0.18
Total capital expenditures	$13.2	$11.3	$20.4	$22.4	$11.9

	As of September 30,	As of December 31,
	2013	2012	2011(9)	2010(9)
		(in millions)
Balance Sheet Data:
Cash	$18.1	$13.9	$49.5	$15.5
Total assets	592.5	502.7	548.7	537.7
Total debt(8)	397.5	389.5	303.6	306.2
Total liabilities	601.3	550.5	466.0	509.2
Total (deficit) equity	(8.8)	(47.8)	82.7	28.5

(1)	For the nine months ended September 30, 2013 and 2012, includes non-cash profits interest compensation expense of $29.3 million and $19.5 million, respectively. For the years ended December 31, 2012, 2011 and 2010, includes non-cash profits interest compensation expense of $19.5 million, $0.9 million and $3.5 million, respectively. No non-cash profits interest compensation expense was recorded in 2009 or 2008.
(2)	We used a portion of the net proceeds of the Senior Secured Notes offering that we completed on June 1, 2012 to make the Parent Distribution. Our pro forma net income attributable to Global Brass and Copper Holdings, Inc. per common share reflects a reduction in our net income attributable to Global Brass and Copper Holdings, Inc. attributable to the interest expense incurred on the portion of the Senior Secured Notes that were used to fund the Parent Distribution. Assuming an interest rate of 9.50%, which is the actual interest rate of the Senior Secured Notes, and a statutory U.S. federal income tax rate of 35%, had the Parent Distribution been completed on January 1, 2012, our net income attributable to Global Brass and Copper Holdings, Inc. would have decreased by $4.1 million to $0.9 million for the nine months ended September 30, 2012 and decreased by $4.1 million to $8.4 million for the year ended December 31, 2012. The effect of the issuance of the Senior Secured Notes and the Parent Distribution is fully reflected in the results presented for the nine months ended September 30, 2013.
(3)	Represents interest on the related party term loan credit facility described in “Certain Relationships and Related Party Transactions”.
(4)	Outstanding shares and per share amounts give effect to a 211,100-to-1 stock split that was effected on May 29, 2013 in connection with the IPO.
(5)	Amounts exclude quantity of unprocessed metal sold.
(6)	Adjusted sales is a non-GAAP financial measure. For more information regarding adjusted sales, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Measures—Adjusted Sales”. Adjusted sales is defined as net sales less the metal component of net sales. Adjusted sales represents the value-added premium we earn over our conversion and fabrication costs. Management uses adjusted sales on a consolidated basis to monitor the revenues that are generated from our value-added conversion and fabrication processes excluding the effects of fluctuations in metal costs, reflecting our toll sales and our balanced book approach for non-toll sales. We believe that presenting adjusted sales is informative to investors because it shows our ability to generate revenue from conversion and fabrication. The following table shows a reconciliation of net sales to adjusted sales:

	Nine Months Ended September 30,		Year Ended December 31,
	2013	2012(9)	2012	2011(9)	2010(9)
				(in millions)
Net sales	$1,345.7	$1,254.3	$1,650.5	$1,779.1	$1,658.7
Metal component of net sales	924.1	851.7	1,125.6	1,248.6	1,120.2

Adjusted sales	$421.6	$402.6	$524.9	$530.5	$538.5

(7)	Consolidated EBITDA and Consolidated Adjusted EBITDA are non-GAAP financial measures. For more information regarding our EBITDA-based measures, including their limitations, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Measures—EBITDA-Based Measures”.

We define Consolidated EBITDA as net income (loss) attributable to Global Brass and Copper Holdings, Inc., adjusted to exclude interest expense, provision for (benefit from) income taxes and depreciation and amortization expense. We also present Segment EBITDA elsewhere in this prospectus.

We use Consolidated EBITDA only to calculate Consolidated Adjusted EBITDA. Consolidated Adjusted EBITDA is Consolidated EBITDA, further adjusted to exclude extraordinary gains from the bargain purchase that occurred in the acquisition of the worldwide metals business of Olin Corporation, realized and unrealized gains and losses related to the collateral hedge contracts that were required under the asset-based revolving loan facility that we entered into at the time we acquired the worldwide metals business of Olin Corporation in November 2007 (the “2007 ABL Facility”), unrealized gains and losses on derivative contracts in support of our balanced book approach, unrealized gains and losses associated with derivative contracts related to electricity and natural gas costs, non-cash gains and losses due to lower of cost or market adjustments to inventory, LIFO-based gains and losses due to the depletion of a LIFO layer of metal inventory, non-cash compensation expense related to payments made to members of our management by Halkos, share-based compensation expense, loss on extinguishment of debt, non-cash income accretion related to the Dowa-Olin Metal Corporation joint venture (the “Dowa Joint Venture”), management fees paid to affiliates of KPS, restructuring and other business transformation charges, specified legal and professional expenses and certain other items. We also present Segment Adjusted EBITDA elsewhere in this prospectus.

We present the above-described EBITDA-based measures because we consider them important supplemental measures and believe they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. Nevertheless, our EBITDA based measures may not be comparable to similarly titled measures presented by other companies.

We present Consolidated Adjusted EBITDA as a supplemental measure of our performance because we believe it represents a meaningful presentation of the financial performance of our core operations, without the impact of the various items excluded, in order to provide period-to-period comparisons that are more consistent and more easily understood. Measures similar to Consolidated Adjusted EBITDA, including “EBITDA” (as defined in the agreement governing the ABL Facility) and “Adjusted EBITDA” (as defined in the indenture governing the Senior Secured Notes), are used to determine compliance with various financial covenants and tests.

Management uses Consolidated Adjusted EBITDA per pound in order to measure the effectiveness of the balanced book approach in reducing the financial impact of metal price volatility on earnings and operating margins, and to measure the effectiveness of our business transformation initiatives in improving earnings and operating margins. In addition, Segment Adjusted EBITDA is the key metric used by our chief operating decision maker to evaluate the business performance of our segments in comparison to budgets, forecasts and prior year financial results, providing a measure that management believes reflects our core operating performance. For a full description of Segment Adjusted EBITDA, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Measures”.

Below is a reconciliation of net income (loss) attributable to Global Brass and Copper Holdings, Inc. to Consolidated EBITDA and Consolidated Adjusted EBITDA:

	Successor								Predecessor
	Nine Months Ended September 30,		Year Ended December 31,					Period from October 10 to December 31,	Period from January 1 to November 18,
	2013	2012(9)	2012	2011(9)	2010(9)	2009(9)	2008(9)	2007(a)(9)	2007(a)
	(in millions)
Net income (loss) attributable to Global Brass and Copper Holdings, Inc.	$4.2	$5.0	$12.5	$55.1	$41.6	$10.2	$(69.1)	$60.3	$44.0
Interest expense	29.9	29.9	39.7	40.0	25.1	18.1	20.0	1.2	—
Provision for (benefit from) income taxes	17.8	14.0	19.2	31.4	26.6	2.2	(45.4)	(0.3)	0.4
Depreciation expense	6.0	4.8	6.8	4.5	2.8	1.7	0.4	—	30.6
Amortization expense	0.1	0.1	0.1	0.2	0.2	0.2	0.2	—	—

Consolidated EBITDA	$58.0	$53.8	$78.3	$131.2	$96.3	$32.4	$(93.9)	$61.2	$75.0
Extraordinary gain from bargain purchase(b)	—	—	—	—	—	—	(2.9)	(60.7)	—
Loss (gain) on derivative contracts(c)	1.1	(1.5)	(1.6)	1.1	12.0	22.0	(19.9)	(2.4)	0.5
Loss from lower of cost or market adjustment(d)	0.3	0.3	0.3	—	—	—	170.9	—	—
Impact of inventory basis adjustment(e)	—	—	—	—	—	(4.1)	—	—	—
(Gain) loss from LIFO layer depletion(f)	—	—	(4.8)	(15.2)	(21.0)	0.5	—	—	(22.2)
Non-cash accretion of income of Dowa Joint Venture(g)	(0.5)	(0.5)	(0.7)	(0.7)	(0.7)	(0.7)	(0.7)	—	—
Loss on extinguishment of debt(h)	—	19.6	19.6	—	—	—	—	—	—
Non-cash Halkos profits interest compensation expense(i)	29.3	19.5	19.5	0.9	3.5	—	—	—	—
Management fees(j)	4.8	0.7	1.0	1.0	1.0	1.0	1.0	—	—
Restructuring and other business transformation charges(k)	—	—	—	—	6.1	1.9	5.0	—	—
Specified legal/professional expenses(l)	2.9	2.0	3.3	4.3	1.8	3.1	0.4	—	—
Share-based compensation(m)	1.0	—	—	—	—	—	—	—	—
Other adjustments(n)	—	0.5	0.5	—	—	—	—	—	—

Consolidated Adjusted EBITDA	$96.9	$94.4	$115.4	$122.6	$99.0	$56.1	$59.9	$(1.9)	$53.3

(a)	We acquired the worldwide metals business of Olin Corporation on November 19, 2007. As a result, the 2007 fiscal year is composed of a predecessor period from January 1, 2007 to November 18, 2007, and a successor period from the date of our formation, October 10, 2007, to December 31, 2007. We had no material operations or assets prior to November 19, 2007. Data for the period from January 1, 2007 to November 18, 2007 are based on books and records provided to us by Olin Corporation in connection with the acquisition, which we believe were prepared on a basis consistent with Olin Corporation’s accounting policies and procedures but have not been subject to an audit or review. Data for the predecessor period of 2007 are not prepared using our accounting policies and procedures, do not reflect the application of purchase accounting (which has been applied to the successor period financial statements) and also do not reflect the allocation of Olin Corporation’s selling, general and administrative expenses to the metals business unit. We believe that the unaudited financial information for the predecessor period of 2007 may be useful to investors for purposes of illustrating trends in our business. Although we have no reason to believe that the unaudited financial information for the predecessor period of 2007 is materially deficient, there is a risk that this unaudited financial information may contain errors that might have been detected in a review or audit process or might have been different if prepared in accordance with our policies and procedures instead of those of Olin Corporation. See “Risk Factors—Risks Related to Our Business—You should not place undue reliance on the selected financial and other information of our predecessor as of November 18, 2007 and for the period from January 1, 2007 to November 18, 2007, which are summarized in this prospectus”. The allocation of Olin Corporation’s selling, general and administrative expenses to the metals business unit would decrease EBITDA for 2007 by the amount of such allocation.

(b)	The fair market value of the net assets acquired in our acquisition of the worldwide metals business of Olin Corporation exceeded the purchase price, resulting in a bargain purchase event. In accordance with GAAP, the excess fair value was allocated as a reduction to the amounts that otherwise would have been assigned to all of the acquired long-term assets. The remaining excess fair value was recorded as a one-time non-taxable extraordinary gain of $60.7 million in the successor period from October 10, 2007 (inception) to December 31, 2007 and $2.9 million in the year ended December 31, 2008.

(c)	Represents realized and unrealized gains and losses related to the collateral hedge that was required under our 2007 ABL Facility and is no longer required under the ABL Facility, unrealized gains and losses on derivative contracts in support of our balanced book approach and unrealized gains and losses associated with derivative contracts with respect to electricity and natural gas costs. No additional gains and losses with respect to the collateral hedge will be incurred in any subsequent periods. The following table summarizes the loss (gain) on derivative contracts:

	Successor								Predecessor
	Nine Months Ended September 30,		Year Ended December 31,					Period from October 10 to December 31,	Period from January 1 to November 18,
	2013	2012(9)	2012	2011(9)	2010(9)	2009(9)	2008(9)	2007(a)(9)	2007(a)
Collateral hedge	$—	$—	$—	$—	$4.6	$30.8	$(26.6)	$(5.2)	$—
Other	1.1	(1.5)	(1.6)	1.1	7.4	(8.8)	6.7	2.8	0.5

Loss (gain) on derivative contracts	$1.1	$(1.5)	$(1.6)	$1.1	$12.0	$22.0	$(19.9)	$(2.4)	$0.5

(d)	In both the nine months ended September 30, 2013 and 2012, we reduced the recorded value of inventory by $0.3 million related to a lower of cost or market adjustment.

In the year ended December 31, 2012, we reduced the recorded value of inventory by $0.3 million related to a lower of cost or market adjustment.

In the year ended December 31, 2008, we recorded a $170.9 million non-cash charge for the revaluation of inventory from the prevailing metal prices at the time of the acquisition in November 2007 (reflecting a copper price of $3.00 per pound), to the significantly lower metal prices as of December 31, 2008 (reflecting a copper price of $1.52 per pound).

(e)	Our foreign operations are accounted for on a FIFO basis. The $4.1 million adjustment represents the difference between our foreign entities’ replacement cost of metal included in net sales in the year ended December 31, 2009 and the carrying value of our metal inventory at December 31, 2008 that was recognized in cost of sales in 2009 in accordance with the FIFO basis cost recognition.

(f)	Calculated based on the difference between the base year LIFO carrying value and the metal prices prevailing in the market at the time of inventory depletion.

(g)	As a result of the application of purchase accounting in connection with the November 19, 2007 acquisition, no carrying value was initially assigned to our equity investment in the Dowa Joint Venture. This adjustment represents the accretion of equity in the Dowa Joint Venture at the date of the acquisition over a 13-year period (which represents the estimated useful life of the technology and patents of the joint venture). See note 7 to our audited consolidated financial statements, which are included elsewhere in this prospectus.

(h)	Represents the loss on extinguishment of debt recognized in connection with the Term Loan Refinancing. See “Prospectus Summary—Recent Transactions—Issuance of the Senior Secured Notes and the Refinancing of the Term Loan Facility”.

(i)	Non-cash Halkos profits interest compensation expense for the nine months ended September 30, 2013 includes $20.4 million as a result of the modification made to the Halkos LLC Agreement to eliminate Halkos’ right to acquire all or a portion of the Class B Shares. The 2013 amount also includes $8.9 million that represents a distribution made by Halkos to certain members of our management who owned profits interest shares of Halkos that resulted in a non-cash compensation charge in connection with the IPO that occurred in May 2013.

Non-cash Halkos profits interest compensation expense for the year ended December 31, 2012 represents dividend payments made by Halkos to members of our management that resulted in a non-cash compensation charge in connection with the Parent Distribution in June 2012. See “Prospectus Summary—Recent Transactions—Distribution to Halkos” and “Certain Relationships and Related Party Transactions”.

Non-cash Halkos profits interest compensation expense for the year ended December 31, 2011 and the year ended December 31, 2010 represents a portion of the dividend payments made by Halkos to members of our management that resulted in a non-cash compensation charge in connection with the refinancing transaction that occurred in August 2010. See note 17 to our audited consolidated financial statements, which are included elsewhere in this prospectus.

(j)	Represents annual management fees payable to affiliates of KPS. The management fees for the nine months ended September 30, 2013 represent an early termination fee equal to the value of the advisory fee that would have otherwise been payable to affiliates of KPS through the end of the agreement. See “Certain Relationships and Related Party Transactions”.

(k)	Restructuring and other business transformation charges for the year ended December 31, 2010 included $3.2 million in severance charges to certain employees at Olin Brass, $0.5 million incurred for labor and productivity consultants in connection with operations at the Somers Thin Strip facility and $2.4 million in charges for excess and obsolete material associated with our exit and our share reduction in negative and low-margin product lines.

Restructuring and other business transformation charges for the year ended December 31, 2009 included $0.7 million in fees incurred for labor and productivity consultants in connection with operations at the Olin Brass East Alton, Illinois casting plant, rolling mill and fabrication and cupping operation and $1.2 million in severance charges associated with the reorganization of Olin Brass’s senior management.

Restructuring and other business transformation charges for the year ended December 31, 2008 included $5.0 million in fees incurred for labor and productivity consultants in connection with operations at the Olin Brass East Alton, Illinois casting plant, rolling mill and fabrication and cupping operation and $1.4 million in integration expenses associated with the January 2008 asset acquisition from Bolton Metal Products Company, partially offset by a $1.4 million gain associated with the sale of a redundant A.J. Oster distribution facility.

(I)	Specified legal/professional expenses for the nine months ended September 30, 2013 included $2.9 million of professional fees for accounting, tax, legal and consulting services related costs incurred as a publicly traded company, including IPO efforts, follow-on offering costs, costs associated with the Exchange Offer and certain regulatory and compliance matters.

Specified legal/professional expenses for the nine months ended September 30, 2012 included $2.0 million of professional fees for accounting, tax, legal and consulting services related to the Exchange Offer, public company readiness efforts and certain regulatory and compliance matters.

Specified legal/professional expenses for the year ended December 31, 2012 included $3.3 million of professional fees for accounting, tax, legal and consulting services related to the Exchange Offer, public company readiness efforts and certain regulatory and compliance matters.

Specified legal/professional expenses for the year ended December 31, 2011 included $3.9 million of professional fees for accounting, tax, legal and consulting services related to the IPO and $0.9 million of expense incurred relating to a waiver obtained from our lenders under the Term Loan Facility and the 2010 ABL Facility, $0.9 million of expense related to an abandoned contemplated acquisition, and $0.6 million of expense related to the October 2011 amendment of our Term Loan Facility and 2010 ABL Facility. Partly offsetting this was income of $2.0 million from a favorable legal settlement related to a products liability lawsuit in which we were named as a third-party defendant. The waiver fee paid related to a waiver from lenders under our Term Loan Facility and the 2010 ABL Facility for a technical restatement of the financial statements of Global Brass and Copper, Inc. previously delivered and an additional waiver because the consolidated financial statements of Global Brass and Copper, Inc. for the year ended December 31, 2010 could not be delivered within the prescribed time period as a result of the restatement. For more information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Outstanding Indebtedness—The ABL Facility” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Internal Control over Financial Reporting”.

Specified legal/professional expenses for the year ended December 31, 2010 included legal and consulting fees of $0.8 million associated with the successful defense of two assumed predecessor company liabilities, $0.9 million of professional fees incurred in connection with preparations for the August 18, 2010 refinancing of our 2007 ABL Facility and other future financings and $0.1 million associated with regulatory and compliance matters.

Specified legal/professional expenses for the year ended December 31, 2009 included legal and consulting fees of $2.4 million associated with a proposed acquisition that was not completed and $0.7 million associated with regulatory and compliance matters.

Specified legal/professional expenses for the year ended December 31, 2008 included legal and consulting fees of $0.4 million associated with a proposed acquisition that was not completed.

(m)	Represents share-based compensation expense resulting from the grant of non-qualified stock options, restricted stock and performance-based shares to certain employees and members of our management and our Board of Directors in connection with the IPO.

(n)	Represents a call premium of $0.5 million as a result of a voluntary prepayment of $15.0 million on the Term Loan Facility in April 2012.

(8)	Consists of long-term debt, related party debt and current maturities of long-term debt.

(9)	For the nine months ended September 30, 2012, the above data have been adjusted for prior year revisions discussed in note 1, “Basis of Presentation and Principles of Consolidation” to our unaudited consolidated financial statements included elsewhere in this prospectus. For 2011 and 2010, the above data have been adjusted for prior year revisions discussed in note 2 “Summary of Significant Accounting Policies” to our audited consolidated financial statements included elsewhere in this prospectus. We also revised figures for 2009, 2008 and the period from October 10, 2007 to December 31, 2007.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risk factors set forth below as well as the other information contained in this prospectus before investing in our common stock or deciding whether you will or will not participate in this offering. Any of the following risks could materially and adversely affect our business, financial condition, results of operations or cash flows. In such a case, you may lose all or part of your original investment.

Risks Related to Our Business

Our business, financial condition and results of operations or cash flows could be negatively affected by downturns in economic cycles in general or cyclicality in our end markets, both inside and outside of the U.S. Our future growth also depends, to a significant extent, on improvements in general economic conditions and in conditions in our end markets.

Many of our products are used in industries that are, to varying degrees, cyclical and have historically experienced periodic downturns due to factors such as economic conditions, energy prices, the availability of credit, consumer sentiment, demand and other factors beyond our control. These economic and industry downturns have resulted in diminished product demand and excess capacity for our products. The significant deterioration in economic conditions that occurred during the second half of 2008 resulted in disruptions in a number of our end markets, and prospects for improvements in U.S. and global economic conditions as well as in those end markets remain uncertain. Any future economic disruptions may also negatively impact our end markets or the consumers served by those end markets, which would adversely affect our operating results.

Future disruptions in the commercial credit markets may impact liquidity in the global credit market as greatly as, or even more than, in recent years, and we are not able to predict the impact any such worsening conditions would have on our customers in general, and our results of operations specifically. Businesses in one or more of the end markets that we serve, or consumers in one or more of the end markets that our customers serve, may postpone or choose not to make purchases in response to economic uncertainty, tighter credit, negative financial news, unemployment, interest rates, adverse consumer sentiment and declines in housing prices or other asset values.

In particular, the historically cyclical and volatile building and housing sector in the U.S. has not yet fully recovered from the downturn that began in 2007. If the housing, remodeling and residential and commercial construction markets stagnate or deteriorate, demand from such markets for our products, especially our brass rod products, is likely to be adversely affected. Any recovery in such markets will not necessarily directly correlate with increased sales or profitability. Our key products are typically installed late in the housing construction cycle, meaning there is an inherent lag in volumes, and sales of our building and housing products can be affected by factors such as housing mix (unit size, unit price point and the mix of multi-family versus single-family construction). Sales of our products can also be impacted by the actual timing of housing starts and completions as well as to changes in the materials and fixtures used in construction that may contain fewer copper products or materials and fixtures than were used in the past. In addition, competition from imports and other sources may also dampen the effects of any such recovery on our results of operations.

Similarly, the automotive end market has experienced significant downturns in connection with, or in anticipation of, declines in general economic conditions. Demand for vehicles depends largely on the strength of the economy, employment levels, consumer confidence levels, the availability and cost of credit and the cost of fuel. Negative economic developments could reduce demand for new vehicles, causing our customers to reduce their vehicle and automotive component part production in North America.

The coinage and general consumer end markets are also affected by economic cycles. Demand for coinage-related products generally increases with the number of cash transactions that occur, and the number of cash transactions generally increases during periods of economic growth. Demand for consumer goods is also very sensitive to economic conditions and drives demand in our electronics/electrical components end market.

As a result, cyclicality in economic conditions and in the end markets that we serve could have a material adverse effect on our business, financial condition, results of operations and cash flows. Our growth prospects also depend, to a significant extent, on the degree by which general economic conditions and conditions in the end markets that we serve improve in the future.

Failure to maintain our balanced book approach would cause increased volatility in our profitability and our operating results and may result in significant losses.

Copper scrap and cathode are subject to significant cyclical price fluctuations. The availability and price of copper scrap and cathode depend on a number of factors outside our control, including general economic conditions, international demand for metal and internal recycling activities by primary copper producers and other consumers of copper. The cost of copper scrap and cathode represents the largest component of our cost of sales.

We use our balanced book approach to substantially reduce the impact of metal price movements on operating margins from our non-toll sales, which are sales for which we assume responsibility for metal procurement and then recover the metal replacement cost from the customer. Non-toll sales represented 75.9% of our unit sales volume during the year ended December 31, 2012. Under our balanced book approach, we seek to match the timing, quantity and price of the metal component of net sales with the timing, quantity and price of replacement metal purchases on all of our non-toll sales. We use a combination of matching price date of shipment terms, firm price terms and derivatives transactions to achieve our balanced book. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Factors Affecting Our Results of Operations—Balanced Book”.

We may not be able to maintain our balanced book if our customers become unwilling to bear metal price risk through the matching of price date of shipment terms. We may also not be able to find counterparties for the derivatives transactions entered into in connection with firm price terms, and the cost of those derivatives transactions may increase such that entering into such transactions is no longer cost-effective to us. Those risks may increase during periods of very high copper prices or increased volatility in those prices.

If we fail to effectively maintain our balanced book, our profitability will be significantly affected by fluctuations in metal costs and our ability to recoup metal costs through product pricing. As a result, the volatility of our results of operations would increase dramatically. Furthermore, if we are unable to maintain our balanced book approach, we will potentially replace metal at a different price than the price recovered from the customer, generating a loss in circumstances where the replacement price is higher than the price recovered from the customer.

Although we maintain our balanced book approach, metal costs still affect our profitability through “shrinkage” and inventory valuation adjustments.

Shrinkage loss, which is primarily the loss of raw metal that occurs in the melting and casting operations, is an inherent part of a metal fabrication and conversion business. Despite our use of our balanced book approach to mitigate the impact of metal price fluctuations, we must bear the cost of any shrinkage during production, which may increase the volatility of our results of operations. Because we process a large amount of metal in our operations, a small increase in our shrinkage rates can have a significant effect on our margins and profitability. In addition, if metal prices increase, the same amount of shrinkage will have a greater effect on our manufacturing costs and have a more significant negative impact on our margins and profitability.

The market price of metals used in production and related scrap is subject to significant volatility. During periods when open-market prices decline below net book value, we may need to record a provision to reduce the carrying value of our inventory and increase cost of sales. Additionally, the cost of our inventories is primarily determined using the last-in, first-out (“LIFO”) method. Under the LIFO inventory valuation method, changes in the cost of raw materials and production activities are recognized in cost of sales in the current period. In a period of rising prices, cost of sales expense recognized under LIFO is generally higher than the cash costs incurred to acquire the inventory sold. Conversely, in a period of declining raw material prices, cost of sales recognized under LIFO is generally lower than cash costs incurred to acquire the inventory sold. The impact of LIFO accounting on our financial results may be significant with respect to period-to-period comparisons. During 2012 and 2011 inventory quantities were reduced, resulting in a liquidation of LIFO inventory layers carried at lower costs prevailing in prior years as compared with current costs. While the effect of this reduction of inventory decreased cost of sales by $4.8 million and $15.2 million during 2012 and 2011, respectively, the benefit of such depletion may not continue in future periods. See “Management’s Discussion and Analysis of Operating Results and Financial Condition—Key Factors Affecting Our Results of Operations—Metal Cost”.

Because our balanced book approach does not reduce the effects of fluctuations in metal prices on our working capital requirements, higher metal prices could have a negative effect on our liquidity.

Our balanced book approach does not reduce the impact of the volatility in metal prices on our working capital requirements. Metal prices impact our investment in working capital because our collection terms with our customers are longer than our payment terms to our suppliers. In 2012, the spread between our receivable collection cycle and purchase payment cycle was approximately 20 days. As a result, when metal prices are rising, even if the number of pounds of metal we process does not change, we tend to use more cash or draw more on the ABL Facility to cover the cash flow delay from material replacement purchase to cash collection. Thus, when metal prices increase, our working capital may be negatively affected as we are required to draw more on our cash or available financing sources to pay for raw materials. As a result, our liquidity may be negatively affected by increasing metal prices. Metal price volatility may also require us to draw on working capital sources more quickly and unpredictably, and therefore at higher cost. See “Management’s Discussion and Analysis of Operating Results and Financial Condition—Key Factors Affecting Our Results of Operations—Metal Cost”.

Limited access to raw materials, infrastructure or fuel could negatively affect our business, financial condition or results of operations or cash flows.

Our ability to fulfill our customer orders in a timely and cost-effective manner depends on our ability to secure a sufficient and constant supply of raw materials and fuel and access to infrastructure adequate to fulfill our business needs. Although we often seek to source our copper from scrap, including internally generated scrap and repurchases of our customers’ scrap, where scrap is either not available or is not appropriate for use, we use virgin raw materials such as copper cathode, which are generally more expensive than scrap. We depend on natural gas for our manufacturing operations and source natural gas through open-market purchases.

We depend on scrap for our operations and acquire our scrap inventory from numerous sources. These suppliers generally are not bound by long-term contracts and have no obligation to sell scrap metals to us. In periods of low metal prices, suppliers may elect to hold scrap waiting for higher prices. In addition, the slowdown in industrial production and consumer consumption in the U.S. during the economic crisis reduced, and is expected to continue to reduce, the supply of scrap metal available to us, and the scrap supply may be subject to the activities of speculators. If an adequate supply of scrap metal is not available to us, we would be unable to recycle metals at desired volumes, forcing us to use a larger amount of more expensive virgin raw materials and our results of operations and financial condition would be materially and adversely affected. Furthermore, with the rapid growth of the economy of China, the demand for certain raw materials has increased significantly while the supply of such raw materials may not have increased correspondingly. In addition, the Securities and Exchange Commission has recently issued an order amending a rule to allow shares of a physically backed copper exchange traded fund (“ETF”) to be listed and publicly traded. Such fund and other copper ETFs like it hold copper cathode as collateral against their shares. The acquisition of copper cathode by copper ETFs and other similar entities may materially decrease or interrupt the availability of copper for immediate delivery in the United States, which could materially increase our cost of copper and copper scrap, result in potential supply shortages, and increase price volatility for copper and copper scrap. All of the above factors may affect our ability to secure the necessary raw materials in a cost-effective manner for production of our products.

We may experience disruptions in the supply of natural gas as a result of delivery curtailments to industrial customers due to extremely cold weather. We may also experience disruptions or increases in cost with respect to our access to water, electrical power, transport and wastewater treatment services and other infrastructure (including those subject to our transition services agreement with the parent of our predecessor). We may also experience other delays or shortages in the supply of raw materials. If we are unable to obtain adequate, cost efficient or timely deliveries of required raw materials and fuel or adequate and cost-effective access to infrastructure, we may be unable to manufacture sufficient quantities of products on a timely basis. This could cause us to lose sales, incur additional costs, delay new product introductions or harm our reputation in the end markets that we serve. An inability to find an adequate and timely supply of raw materials or adequate and cost-effective access to infrastructure could have a material adverse effect on our profit margin, and in turn on our business, financial condition, results of operations or cash flows.

Increases in the cost of energy could cause our cost of sales to increase, thereby reducing operating results and limiting our operating flexibility.

In 2012, the cost of energy and utilities represented approximately 6% of our non-metal cost of sales. The prices of natural gas and electricity can be particularly volatile. As a result, our natural gas and electricity costs may fluctuate dramatically, and we may not be able to mitigate the effect of higher natural gas and electricity costs on our cost of sales. A substantial increase in energy costs could cause our operating costs to increase and our business, financial condition, results of operations and cash flows may be materially and adversely affected. Although we attempt to mitigate short-term volatility in natural gas and electricity costs through the use of derivatives contracts, we may not be able to eliminate the long-term effects of such cost volatility. Furthermore, in an effort to offset the effect of increasing costs, we may have also limited our potential benefit from declining costs.

Our substantial leverage and debt service obligations may adversely affect our financial condition and restrict our operating flexibility, including our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our industry and prevent us from meeting our obligations under our indebtedness.

We are highly leveraged. As of September 30, 2013, our total indebtedness was $397.5 million. We also had an additional $177.0 million available for borrowing under the ABL Facility as of that date. Based on the amount of indebtedness outstanding and applicable interest rates at September 30, 2013, our annualized cash interest expense would be $36.4 million, $0.7 million of which represents interest expense on floating-rate obligations (and thus is subject to increase in the event interest rates were to rise), prior to any consideration of the impact of interest rate derivative contracts.

Our substantial indebtedness and debt service obligations could have important consequences for investors, including:

•

they may impose, along with the financial and other restrictive covenants under our credit agreements, significant operating and financial restrictions, including our ability to borrow money, dispose of assets or raise equity for our working capital, capital expenditures, dividend payments, debt service requirements, strategic initiatives or other purposes;

•	they may limit our flexibility in planning for, or reacting to, changes in our operations or business;

•	we may be more highly leveraged than some of our competitors, which may place us at a competitive disadvantage; and

•	they may make us more vulnerable to downturns in our business or the economy.

Any of these consequences could have a material adverse effect on our business, financial condition, results of operations, prospects and ability to satisfy our obligations under our indebtedness. In addition, there would be a material adverse effect on our business, financial condition, results of operations and cash flows if we were unable to service our indebtedness or obtain additional financing, as needed.

Covenants under our debt agreements impose significant operating and financial restrictions. Failure to comply with these covenants could have a material adverse effect on our business, financial condition, results of operations or cash flows.

The agreement governing the ABL Facility and the indenture governing the Senior Secured Notes contain various covenants that limit or prohibit our ability, among other things, to:

•	incur or guarantee additional indebtedness;

•	pay dividends on our capital stock or redeem, repurchase, retire or make distributions in respect of our capital stock or subordinated indebtedness or make certain other restricted payments;

•	make certain loans, acquisitions, capital expenditures or investments;

•	sell certain assets, including stock of our subsidiaries;

•	enter into certain sale and leaseback transactions;

•	create or incur certain liens;

•	consolidate, merge, sell, transfer or otherwise dispose of all or substantially all of our assets;

•	enter into certain transactions with our affiliates; and

•	engage in certain business activities.

The agreement governing the ABL Facility also contains a financial covenant that requires us to maintain a fixed charge coverage ratio that is tested whenever excess availability, as defined in such agreement, falls below a certain level. The fixed charge coverage ratio, as defined in the agreement, requires us to maintain a minimum ratio of “EBITDA” (as defined in the agreement governing the ABL Facility) to the amount of our fixed charges for the twelve consecutive months prior to the date on which the ratio is tested. The agreement governing the ABL Facility also requires excess availability to remain above a certain level to avoid default. For more information regarding these covenants, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Covenant Compliance” and “Description of Certain Indebtedness—ABL Facility”.

As of September 30, 2013, we were in compliance with all of the covenants contained in our debt agreements. A violation of covenants may result in default or an event of default under our debt agreements. Upon the occurrence of an event of default under the agreement governing the ABL Facility or the indenture governing the Senior Secured Notes, the requisite lenders under the ABL Facility or the requisite noteholders under the indenture could elect to declare all amounts of such indebtedness outstanding to be immediately due and payable and, in the case of the ABL Facility, terminate any commitments to extend further credit. If we are unable to repay those amounts, the lenders under such facilities may proceed against the collateral granted to them to secure such indebtedness. Substantially all of our assets are pledged as collateral under the ABL Facility and to secure the Senior Secured Notes. If the lenders or noteholders, as applicable, accelerate the repayment of borrowings, such acceleration would have a material adverse effect on our business, financial condition, results of operations or cash flows. Furthermore, cross-default provisions in the ABL Facility provide that any default under the indenture governing the Senior Secured Notes or other significant debt agreements could trigger a cross-default under the ABL Facility. If we are unable to repay the amounts outstanding under these agreements or obtain replacement financing on acceptable terms, which ability will depend in part upon the impact of economic conditions on the liquidity of credit markets, our creditors may exercise their rights and remedies against us and the assets that serve as collateral for the debt, including initiating a bankruptcy proceeding.

Although the terms of the credit agreement governing the ABL Facility and the indenture governing the Senior Secured Notes contain restrictions on our ability to incur additional indebtedness, these restrictions are subject to a number of important qualifications and exceptions, which would allow us to borrow additional indebtedness. Additional leverage could have a material adverse effect on our business, financial condition and results of operations and could increase other risks harmful to our financial condition and results of operations and could increase the risks described in “—Our substantial leverage and debt service obligations may adversely affect our financial condition and restrict our operating flexibility, including our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our industry and prevent us from meeting our obligations under our indebtedness”.

For a more detailed description on the limitations on our ability to incur additional indebtedness and our compliance with financial covenants, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Covenant Compliance” and “Description of Certain Indebtedness”.

To service our indebtedness, we will require a significant amount of cash. Our ability to generate cash and the availability of our cash to service our indebtedness depends on many factors beyond our control, and any failure to meet our debt service obligations could harm our business, financial condition and results of operations.

Our ability to satisfy our debt obligations will primarily depend upon our future operating performance. As a result, prevailing economic conditions and financial, business and other factors, many of which are beyond our control, will affect our ability to generate cash to satisfy our debt obligations. Included in such factors are the requirements, under certain scenarios, of our counterparties that we post cash collateral to maintain our hedging positions. In addition, metal price declines, by reducing our borrowing base, could limit availability under the ABL Facility and further constrain our liquidity.

If we do not generate sufficient cash flow from operations to satisfy our debt service obligations, including payments required to be made on the ABL Facility and the Senior Secured Notes, we may have to undertake alternative financing plans, such as refinancing or restructuring our indebtedness, selling assets, reducing or delaying capital investments or seeking to raise additional capital. Our ability to restructure or refinance our indebtedness will depend on the condition of the capital markets and our financial condition at such time. Any refinancing of our indebtedness could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations. The terms of existing or future debt instruments (including the ABL Facility and the Senior Secured Notes) may restrict us from adopting some of these alternatives, which in turn could exacerbate the effects of any failure to generate sufficient cash flow to satisfy our debt service obligations. In addition, any failure to make payments of interest and principal on our outstanding indebtedness on a timely basis would likely result in a reduction of our credit ratings, which could harm our ability to incur additional indebtedness or refinance our indebtedness on acceptable terms.

Our inability to generate sufficient cash flow to satisfy our debt service obligations, or to refinance our obligations at all or on commercially reasonable terms, would have an adverse effect, which could be material, on our business, financial condition and results of operations, may restrict our current and future operations, particularly our ability to respond to business changes or to take certain actions, as well as on our ability to satisfy our obligations in respect of the ABL Facility and the Senior Secured Notes.

Because some of our indebtedness bears interest at rates that fluctuate with changes in certain prevailing short-term interest rates, we are vulnerable to interest rate increases.

As of September 30, 2013, we had $22.5 million outstanding under the ABL Facility, which amount bears interest at rates that fluctuate with changes in certain prevailing short-term interest rates. Assuming a consistent level of debt, a 100 basis point change in the interest rate on the indebtedness under our ABL Facility would have increased or decreased the annual interest payments required to be made by us under the ABL Facility by $0.2 million. We use derivative financial instruments, mainly interest rate caps, to manage a portion of the potential impact of our interest rate risk. To some extent, derivative financial instruments can protect against increases in interest rates, but they do not provide complete protection over the long term. If interest rates increase dramatically, we could be unable to service our debt, which could have a material adverse effect on our business, financial condition, results of operations or cash flows.

If we were to lose order volumes from any of our largest customers, our sales volumes, revenues and cash flows could be reduced.

Our business is exposed to risks related to customer concentration. Our five largest customers were responsible for 22% of our net sales for the year ended December 31, 2012. No one customer accounted for more than 7% of those net sales. A loss of order volumes from, or a loss of industry share by, any major customer could negatively affect our business, financial condition or results of operations by lowering sales volumes, increasing costs and lowering profitability. In addition, the economic downturn resulted in 20 of our approximately 1,700 customers becoming involved in bankruptcy or insolvency proceedings and defaulting on their obligations to us between 2008 and 2012. Our balance sheet reflected an allowance for doubtful accounts totaling $1.4 million at December 31, 2012 and $2.1 million at December 31, 2011. Similar incidents in the future could materially and adversely affect our financial condition and results of operations.

We do not have long-term contractual arrangements with a substantial number of our customers, and our sales volumes and net sales could be reduced if our customers switch some or all of their business with us to other suppliers.

During the fiscal year ended December 31, 2012, a majority of our net sales were generated from customers who do not have long-term contractual arrangements with us. These customers purchase products and services from us on a purchase order basis and may choose not to continue to purchase our products and services. A significant loss of these customers or a significant reduction in their purchase orders could have a material negative impact on our sales volume and business, or cause us to reduce our prices, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our business could be disrupted if our customers shift either their manufacturing or sourcing offshore.

Much of our business depends on maintaining close geographical proximity to our customers because the costs of transporting metals across large distances can be prohibitive. If the general trend in relocating or contracting manufacturing capacity to foreign countries continues, especially those in the automotive parts, electrical connectors, and building and housing components industries, such relocations or contracting may disrupt or end our relationships with some customers and could lead to losing business to foreign competitors. In addition, some customers may seek to source their finished products offshore, thereby also increasing the amount of manufacturing offshore and thereby reducing demand for brass rod in the United States. These risks would increase to the extent we are unable to expand internationally when our customers do so.

Decreased demand from the United States Mint could have a material adverse effect on our business, financial condition and results of operations.

The United States Mint is a significant customer of Olin Brass, accounting for 16.3% of Olin Brass’s net sales in 2012. Olin Brass has a contractual arrangement to supply nickel and brass coinage strip to the two United States Mint locations. Our supply agreement with the United States Mint runs through 2017. The United States Mint can also terminate the contract in whole or in part for convenience, and the damages payable to us by the United States Mint for such a termination do not include lost profits. The loss or reduction of any authorized supplier arrangement with the United States Mint for coin manufacture could have a material adverse effect on our business, financial condition and results of operations. In addition, the United States Government contracting and procurement cycle can be affected by the timing of, and delays in, the legislative process. As a result, our net sales and operating income may fluctuate, causing us to occasionally experience declines in net sales or earnings as compared to the immediately preceding quarter, and comparisons of our operating results on a period-to-period basis may not be meaningful. Further, it is uncertain whether the COINS Act will be adopted, and if it would be adopted, when and how it would be implemented. As a result, even if the COINS Act is adopted, we may not benefit if its implementation is delayed.

Additionally, the U.S. Treasury department announced in December 2011 a halt in the production of Presidential $1 coins for circulation due to a lack of demand (which is primarily the result of the U.S. continuing the use of the dollar bill). Although their production will continue for the collectibles market, it is uncertain when their production for circulation will be resumed. This action has adversely impacted our business in 2012 and is expected to adversely impact our business over the next several years. In addition, in December 2013, three members of the Federal Reserve Board of Governors issued a report that concluded that a transition to the $1 coin would result in higher net costs to the Federal government and to the public, which contrasts with previous reports by the Government Accountability Office that there would be a net benefit from a transition. Further actions to curtail coin production could have an adverse effect on our business, financial condition or results of operations.

Following trends in electronic commerce, the United States Mint in the future may reduce its output of coinage and thus reduce its demand for coinage strip. A reduction in demand for coinage strip could have a material adverse effect on our business, financial condition and results of operations.

Decreased demand from Alliant Techsystems (“ATK”) could have a material adverse effect on our business, financial condition and results of operations.

Currently, a sizeable share of the production of our Olin Brass segment supports ATK, a supplier of munitions to the U.S. Army. ATK uses our product to service its contract with the U.S. Army to supply the U.S. Army’s arsenal located at Independence, Missouri. ATK is under contract with the U.S. Army to supply small-caliber ammunition through September 2019, and Olin Brass is under contract to supply ATK. In spite of these contractual arrangements, any decrease in demand from ATK or other disruption of our relationship with ATK could have a material adverse effect on our business, financial condition and results of operations.

Competition in our industry could adversely affect our business, financial condition and results of operations.

We are engaged in a highly competitive industry. Each of our segments competes with a limited number of companies. The Olin Brass segment competes with domestic and foreign manufacturers of copper and brass alloys in the form of strip, sheet and foil. The Chase Brass segment competes with domestic as well as foreign manufacturers of brass rod (and in 2013 has encountered increased competition from foreign rod suppliers). The A.J. Oster segment primarily competes with distributors, mills and processors of copper and brass products. Furthermore, we believe that domestic sales to customers that are not made by major companies, including us, are fragmented among many smaller companies. In the future, these smaller companies may choose to combine, creating a more significant domestic competitor against our business. We may be required to explore additional initiatives in each of our segments in order to maintain our sales volume at a competitive level. Increased competition in any of the fields in which our segments operate could adversely affect our business, financial condition and results of operations.

Currently, anti-dumping orders impose import duties on copper and brass products from France, Germany, Italy and Japan, which allows us and our domestic competitors to compete more fairly against French, German, Italian and Japanese producers in the U.S. copper and brass product market. On March 21, 2012, the ITC Commissioners voted to continue anti-dumping orders for brass sheet and strip from Germany, Italy, France and Japan. While domestic manufacturers lobby for the continued extension of these orders, if they expire, import duties on metal products from these countries will be significantly reduced, increasing the ability of such foreign producers to compete with our products domestically. Additionally, on March 15, 2012, the United States-Korea Free Trade Agreement (“KORUS FTA”) became effective, which largely eliminates tariffs on Korean industrial products imported to the United States. The reduction in prices of Korean products resulting from the KORUS FTA has increased the ability of Korean manufacturers to compete with our products and has had a negative effect on our business. Furthermore, the termination of any anti-dumping orders or other changes to international trade regimes could adversely affect our business, financial condition and results of operations.

Adverse developments in our relationship with our employees could have a material adverse effect on our business, financial condition, results of operations and cash flows.

As of December 31, 2012, we had 1,986 employees, 1,118, or approximately 56%, of whom at various sites were members of unions. We have generally maintained good relationships with all unions and employees, which has been an important aspect of our ability to be competitive in our industry. As of September 30, 2013, there were ten unions representing employees in the Olin Brass segment (eight representing employees at the East Alton, Illinois facility, one representing employees of Bryan Metals, LLC and one representing employees at Somers Thin Strip), two representing employees of the A.J. Oster segment (one representing employees of A.J. Oster Foils, LLC and another representing employees of A.J.O. Global Services Mexico S.A. de C.V.) and one representing employees of the Chase Brass segment. On April 2, 2013, Somers Thin Strip employees ratified a collective bargaining agreement that took effect on April 3, 2013 and expires on December 15, 2015. In October 2013, the eight unions that represent employees at the East Alton facility at Olin Brass ratified a new collective bargaining agreement expiring on November 4, 2017. On August 13, 2013, a new collective bargaining agreement expiring on June 30, 2017 was ratified by the union-represented employees of Chase Brass. The collective bargaining agreement covering union-represented employees of A.J. Oster Foils expires in January 2014. The collective bargaining agreement covering union-represented employees of A.J.O. Global Services Mexico S.A. de C.V. has an indeterminate term, with a review of wages every year and a review of benefits every other year. The collective bargaining agreement with the union-represented employees of Bryan Metals, LLC is effective through September 30, 2014. The current collective bargaining agreements that are in place are a meaningful determinant of our labor costs and are very important to our ability to maintain flexibility to fulfill our customers’ needs. As we attempt to renew our collective bargaining agreements, labor negotiations may not conclude successfully and, in that case, may result in a significant increase in the cost of labor or may result in work stoppages or labor disturbances, disrupting our operations. Any such cost increases, stoppages or disturbances could have a material adverse effect on our business, financial condition, results of operations and cash flows by limiting plant production, sales volumes and profitability. See “Business—Employees” for a discussion of our collective bargaining agreements.

Our operations are subject to risks of natural disasters, acts of war, terrorism or widespread illness at our domestic and international locations, any one of which could result in a business stoppage and negatively affect our business, financial condition or results of operations.

Our business operations depend on our ability to maintain and protect our facilities, computer systems and personnel. Our facilities and transportation for our employees are susceptible to damage from earthquakes and other natural disasters such as fires, floods, hurricanes, tornadoes and similar events. We have facilities located throughout North America, including in Illinois, Ohio, Connecticut, Rhode Island, Missouri, California, Puerto Rico and Mexico, as well as in China and Japan. We take precautions to safeguard our facilities, including obtaining insurance and maintaining health and safety protocols. However, a natural disaster, such as a tornado, fire, flood, hurricane or earthquake, could cause a substantial interruption in our operations, damage or destroy our facilities or inventory and cause us to incur additional expenses. The insurance we maintain against natural disasters may not be adequate to cover our losses in any particular case, which would require us to expend significant resources to replace any destroyed assets, thereby harming our financial condition and prospects significantly.

For example, Olin Brass’s manufacturing facilities and A.J. Oster’s California facility are located near geologic fault zones, and therefore are subject to greater risk of earthquakes which could result in increased costs and a disruption in our operations, which could harm our operating results and financial condition significantly. Our facility in East Alton, Illinois is located in a flood zone, and all of our facilities in the Midwestern United States are subject to the risk of tornadoes and damaging winds. Should earthquakes or other catastrophes, such as fires, tornadoes, hurricanes, floods, power outages, communication failures or similar events disable our facilities, we do not have readily available alternative facilities from which we could continue our operations, and any resulting stoppage could have a negative effect on our operating results. Acts of terrorism, widespread illness and war could also have a negative effect at our international and domestic facilities.

Any prolonged disruptions at or failures of our manufacturing facilities and equipment could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our ability to satisfy our customers’ orders in an efficient manner and to effectively manage inventory levels is dependent on the proper operation of our facilities and equipment. On-time delivery and accurate order fulfillment are essential to maintaining customer satisfaction and generating repeat business. To the extent we experience prolonged equipment failures, quality control incidents or other disruptions such as a major fire at our manufacturing facilities, our ability to satisfy our customers could be negatively impacted, and if, as a result, customer satisfaction decreased, this would have a material adverse effect on our business, financial condition, results of operations and cash flows.

In addition, we do not have redundancy in our operations on certain critical pieces of equipment, including the Olin Brass hot and cold mills and Chase Brass extruders. If this equipment were damaged, we would have to make alternative arrangements to replicate these processes, which could be costly and result in manufacturing delays, which could materially adversely affect our business, financial condition and results of operations.

Failure to meet the capital expenditure requirements for the introduction of new products or substantial further increases in the production of existing products could have a material adverse effect on our business, financial condition and results of operations.

Certain of our existing products, such as Eco Brass® and other potential “green portfolio” products, require separate production streams from those used for our other products in order to comply with applicable standards. As a result, in order to meet expected increased demand for such products, we will be required to make additional capital expenditures to modify or expand our facilities. In addition, if we introduce new products in the future, those products may also require modification or expansion of our production facilities. To accommodate any such production changes, we will be required to make additional capital expenditures to expand or modify our facilities. If we are unable to meet our capital expenditure requirements, we may not be able to timely respond to our customers’ needs and may lose their business to our competitors who may be better equipped to meet these needs, which could have a material adverse effect on our business, financial condition and results of operations.

The increased use of substitute materials and miniaturization may adversely affect our business.

In many applications, copper and other commodities may be replaced by other materials such as aluminum, stainless steel, plastic and other materials and the use of copper and other commodities may be reduced by the miniaturization of components. Increased prices of copper could encourage our customers to use substitute materials and/or miniaturization to limit the amount of copper in their products and applications in an attempt to control their overall product costs. For example, historically, there has been discussion over reducing or eliminating copper content in coins in reaction to the rising prices of copper. Such increased use of substitute materials and/or miniaturization could have a material adverse effect on prices and demand for our products.

In order to operate our business successfully, we must meet evolving customer requirements for copper and copper-alloy products and invest in the development of new products.

If we fail to develop or enhance our products to satisfy evolving customer demands, our business, operating results, financial condition and prospects may be harmed significantly. The market for copper and copper-alloy products is characterized by changing technologies, periodic new product introductions and evolving customer and industry standards. Eco Brass® and other products in our “green portfolio” are examples of new products based on new technologies that have been developed as a result of evolving customer and industry standards. Our competitors are continuously searching for more cost-effective alloys and substitutes for copper and copper-alloys, including products in our “green portfolio”. Our current and prospective customers may choose products that might be offered at a lower price than our products. To achieve market acceptance for our products, we must effectively and timely anticipate and adapt to customer requirements and offer products and services that meet customer demands. This strategy may cause us to pursue other technologies or capabilities through acquisitions or strategic alliances. We may experience design, engineering and other difficulties that could delay or prevent the development, introduction or marketing of new products and services. Our failure to successfully develop and offer products or services that satisfy customer requirements may significantly weaken demand for our products and services, which would likely cause a decrease in our net sales and harm our operating results. In addition, if our competitors introduce products and/or services based on new or alternative technologies, our existing and future products and/or services could become obsolete, which would also weaken demand for our products or services, thereby decreasing our net sales and harming our operating results.

If we fail to implement our business strategy, including our growth initiatives, our business, financial condition, results of operations or cash flows could be adversely affected.

Our future financial performance and success depend in large part on our ability to successfully implement our business strategy. We may not be able to successfully implement our business strategy or be able to continue improving our operating results. In particular, we may not be able to continue to achieve all operating cost savings, further enhance our product mix, expand into selected targeted regions or continue to mitigate our exposure to metal price fluctuations.

The implementation of our business strategy may be affected by a number of factors beyond our control, such as increased competition, legal and regulatory developments, general economic conditions, the increase of operating costs or our ability to introduce new products and end-use applications. Any failure to successfully implement our business strategy could adversely affect our business, financial condition, results of operations or cash flows. We may, in addition, decide to alter or discontinue certain aspects of our business strategy at any time.

Furthermore, we may not be successful in our growth initiatives and may not be able to effectively manage expanded or acquired operations. See “—We face a number of risks related to future acquisitions and joint ventures”.

A portion of our net sales is derived from our international operations, which exposes us to certain risks inherent in doing business abroad.

In the aggregate, our international operations accounted for 6% of our net sales in 2012. We have operations in China through Olin Luotong Metals (GZ) Corporation (“Olin Luotong Metals”), an 80%-owned joint venture with Chinalco Luoyang Copper Co. Ltd. (“Chinalco”) in Singapore through our subsidiary, GBC Metals Asia Pacific PTE, and in Japan through our 50/50 joint venture with DOWA Metaltech Co. Ltd. (“Dowa Co.”). We also have distribution arrangements in the United Kingdom and Germany. In addition, we have various licensing agreements around the world and our products are distributed globally. We plan to continue to explore opportunities to expand our international operations. Our international operations generally are subject to risks, including:

•	changes in U.S. and international governmental regulations, trade restrictions and laws, including tax laws and regulations;

•	currency exchange rate fluctuations;

•	tariffs and other trade barriers;

•	the potential for nationalization of enterprises or government policies favoring local production;

•	interest rate fluctuations;

•	high rates of inflation;

•	currency restrictions and limitations on repatriation of profits;

•	differing protections for intellectual property and enforcement thereof;

•	divergent environmental laws and regulations;

•	political, economic and social instability;

•	unfamiliarity with foreign laws and regulations and ability to enforce obligations of foreign counterparties;

•	difficulties in staffing and managing international operations;

•	language and cultural barriers;

•	natural disasters and widespread illness;

•	geopolitical conditions, such as terrorist attacks, war, or other military action; and

•	a divergence between the price of copper on the copper exchange in China and the London Metal Exchange, or LME, and the Commodity Exchange, or COMEX.

The occurrence of any of these events could cause our costs to rise, limit growth opportunities or have a negative effect on our operations and our ability to plan for future periods, and subject us to risks not generally prevalent in North America.

New governmental regulations or legislation, or changes in existing regulations or legislation, may subject us to significant costs, taxes and restrictions on our operations.

Our operations are subject to a wide variety of U.S. Federal, state, local and non-U.S. laws and regulations, including those relating to taxation, international trade and competition and firearms.

For example, the Olin Brass segment provides strip and cups to both the military and commercial munitions markets. In the fiscal year ended December 31, 2012, the shipments by Olin Brass to the munitions end market accounted for 42% of its total shipments. The private use of firearms is subject to extensive regulation. Recent U.S. Federal legislative activities generally seek either to restrict or ban the sale and, in some cases, the ownership of various types of firearms. Several states currently have laws in effect similar to that legislation. Any restriction on the use of firearms could affect the demand for munitions, and in turn could negatively affect our business, financial condition or results of operations. Moreover, any changes in the government budget or policy over military spending may adversely affect our contracts with customers in the munitions end market.

Changes in U.S. or foreign tax laws, including possibly with retroactive effect, and audits by tax authorities could result in unanticipated increases in our tax expense and affect profitability and cash flows. For example, recent proposals to lower the U.S. corporate tax rate would require us to reduce our net deferred tax assets upon enactment of the related tax legislation, with a corresponding material, one-time increase to income tax expense, but our income tax expense and payments would be materially reduced in subsequent years. The cost of our inventories is primarily determined using the LIFO. Under the LIFO inventory valuation method, changes in the cost of raw materials and production activities are recognized in cost of sales in the current period. Generally in a period of rising prices, LIFO recognizes higher costs of goods sold, which both reduces current income and assigns a lower value to the year-end inventory. There have been legislative proposals to repeal the election to use the LIFO method for U.S. Federal income tax purposes. According to these proposals, taxpayers that currently use the LIFO method would be required to revalue their beginning LIFO inventory to its first-in, first-out (“FIFO”) value. As of September 30, 2013, if the FIFO method had been used instead of the LIFO method, our inventories would have been $120.5 million higher than the value reflected in our September 30, 2013 balance sheet. This increase in the carrying value of inventory would result in a one-time increase in taxable income of $66.1 million after taking into consideration total current differences in book-to-tax valuations of inventory. The repeal of the election to use the LIFO method could result in a substantial cash tax liability, which could adversely impact our liquidity and financial condition. Furthermore, a transition to the FIFO method could result in an increase in the volatility of our earnings, a greater disparity between our earnings and net sales in our financial statements, and an increase in the costs associated with our derivative transactions to mitigate metal price fluctuations.

In addition, any termination or expiration of trade restrictions imposed on copper products by foreign governments could adversely affect our business as such products become freely tradable into the U.S. This may increase competition against our products and adversely affect our business, financial condition or results of operations. See “—Competition from foreign manufacturers will increase if current anti-dumping orders expire and our sales volumes and profit margins could be adversely affected”.

We may not be able to sustain the annual cost savings realized as part of our cost-reduction initiatives.

Since our formation in 2007, we have undertaken, and will continue to undertake, productivity and cost-reduction initiatives intended to improve performance and improve operating cash flow. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Financial Information, Acquisition, Business Transformation and Refinancing”. Although we believe that the cost savings we have realized through our efforts so far are permanent reductions, we may not be able to sustain some or all of these cost savings on an annual basis in the future, which could have an adverse effect on our business, financial condition, results of operations and cash flows. Moreover, there can be no assurance that any new initiatives undertaken in the future will be completed or beneficial to us or that any estimated cost savings from such activities will be realized.

Our operations expose our employees to risk of injury or death. We may be subject to claims that are not covered by, or exceed, our insurance. Additional safety measures or rules imposed by regulatory agencies may reduce productivity, require additional capital expenditure or reduce profitability.

Because of the manufacturing activities conducted at our facilities, there exists a risk of injury or death to our employees or other visitors, notwithstanding the safety precautions we take. Our operations are subject to regulation by Federal, state and local agencies responsible for employee health and safety, including the Occupational Safety and Health Administration, which has from time to time taken various actions with respect to our facilities, including imposing fines for certain isolated incidents. Despite policies and standards that are designed to minimize such risks, we may nevertheless be unable to avoid material liabilities for any employee death or injury that may occur in the future. These types of incidents may not be covered by or may exceed our insurance coverage and may have a material adverse effect on our results of operations and financial condition.

In addition, various regulatory agencies may impose additional safety measures or other rules designed to increase workplace safety. Compliance with such requirements could require additional capital expenditure or cause process changes that could reduce the productivity of the affected facilities, which could increase our costs and reduce our profitability.

Our ability to retain our senior management team is critical to the success of our business, and failure to do so could materially adversely affect our business, financial condition, results of operations and cash flows.

We are dependent on our senior management team to remain competitive in our industry. We have employment contracts or severance agreements with members of our senior management team, including John Walker, Robert Micchelli, Kevin Bense, John Wasz and Devin Denner. Failure to renew the employment contracts or other agreements of a significant portion of our senior management team could have a material adverse effect on our business, financial condition, results of operations and cash flows. Members of our senior management team are subject to employment conditions or arrangements that permit the employees to terminate their employment without notice. See “Compensation Discussion and Analysis—Employment Arrangements with Named Executive Officers”. We do not maintain any life insurance policies for our benefit covering our key employees.

If our senior management team were not able to dedicate adequate time to our business, due to personal or other factors, if we lose or suffer an extended interruption in the services of a significant portion of our senior management team, or if a significant portion of our senior management team were to terminate employment within a short period it could have a material adverse effect on our business, financial condition, results of operations and cash flows. In addition, the market for qualified individuals may be highly competitive and we may not be able to attract and retain qualified personnel to replace or succeed members of our senior management team, should the need arise.

Rising employee medical costs may adversely affect operating results.

The extent to which our employee medical costs will increase in the future is difficult to assess at this time. During the year ended December 31, 2012, our costs related to employee health benefits were $16.0 million. Because the implementation of various laws regarding employee medical costs and health insurance, including the Patient Protection and Affordable Care Act of 2010 and other related regulations, is currently in progress, there is some uncertainty as to how these current and future laws and regulations will affect our employee medical and other benefit costs. In addition, the cost of health care has been rising generally over time, and such increases have been in the past and will in the future be unpredictable and at times significant. If we were to incur significant increases in employee medical costs and related items, whether due to such laws and regulations or otherwise, it could adversely impact our operating results.

Environmental costs could decrease our net cash flow and adversely affect our profitability.

Our operations are subject to extensive regulations governing the creation, use, transportation and disposal of wastes and hazardous substances, air and water emissions, remediation, workplace exposure and other environmental matters. The costs of complying with such laws and regulations, including participation in assessments and clean-ups of sites, as well as internal voluntary programs, can be significant and will continue to be so for the foreseeable future. Future environmental regulations could impose stricter compliance requirements on us and the end markets that we serve. Additional pollution control equipment, process changes, or other environmental control measures may be needed at some of our facilities to meet future requirements. Additionally, evolving regulatory standards and expectations could result in increased litigation and/or increased costs of compliance with environmental laws, all of which could have a material and adverse effect on our business, financial condition, results of operations and cash flows.

Environmental matters for which we may be liable may arise in the future at our present sites, at previously owned sites, sites previously operated by us, sites owned by our predecessors or sites that we may acquire in the future. Our operations or liquidity in a particular period could be affected by certain health, safety or environmental matters, including remediation costs and damages related to several sites. The properties we own or lease are located in areas with a history of heavy industrial use. See “Business—Government Regulation and Environmental Matters”. The Comprehensive Environmental Response, Compensation, and Liability Act, or CERCLA, established responsibility for clean-up without regard to fault for persons who have released or arranged for disposal of hazardous substances at sites that have become contaminated and for persons who own or operate contaminated facilities. In many cases, courts have imposed joint and several liability on parties at CERCLA clean-up sites. Because a number of our properties are located in or near industrial or light industrial use areas, they may have been contaminated by pollutants which may have migrated from neighboring facilities or have been released by prior occupants. Some of our properties have been affected by releases of cutting oils and similar materials, and we are investigating and remediating such known contamination pursuant to applicable environmental laws. The costs of these clean-ups have not been material in the past. We are not currently subject to any material claims or notices with respect to clean-up or remediation under CERCLA or similar laws for contamination at our leased or owned properties or at any off-site location. However, we cannot rule out the possibility that we could be notified of such claims in the future. It is also possible that we could be identified by the Environmental Protection Agency, a state agency or one or more third parties as a potentially responsible party under CERCLA or under analogous state laws.

On November 19, 2007, we acquired the assets and operations relating to the worldwide metals business of Olin Corporation. Olin Corporation agreed to retain liability arising out of then existing conditions on certain of our properties for any remedial actions required by environmental laws, and agreed to indemnify us for all or part of a number of other environmental liabilities. Since 2007, Olin Corporation has been performing remedial actions at the facilities in East Alton, Illinois and Waterbury, Connecticut, and has been participating in remedial actions at our other properties as well. If Olin Corporation were to stop its environmental remedial activities at our properties, we could be required to assume responsibility for these activities, the cost of which could be material. For additional information concerning the indemnity granted to us by Olin Corporation for environmental liabilities, see “Business—Government Regulation and Environmental Matters”.

New governmental regulation of greenhouse gas emissions may subject us to significant new costs and restrictions on our operations.

In the past, Congress has considered legislation that would regulate greenhouse gas emissions through a cap-and-trade system under which emitters would be required to buy allowances to offset emissions of greenhouse gas. In addition, several states, including states where we have manufacturing plants, are considering various greenhouse gas registration and reduction programs. The EPA has also proposed several comprehensive regulations that would require reductions in greenhouse gas emissions by several types of sources. Certain of our manufacturing plants use significant amounts of energy, including electricity and natural gas, and certain of our plants emit amounts of greenhouse gas above certain minimum thresholds that are likely to be regulated. Greenhouse gas regulation could increase the price of the electricity we purchase, increase costs for our use of natural gas, potentially restrict access to, or the use of, natural gas, require us to purchase allowances to offset our own emissions, require operational changes or the use of new equipment or result in an overall increase in our costs of raw materials, any one of which could significantly increase our costs or capital expenditures, reduce our competitiveness or otherwise negatively affect our business, financial condition or results of operations. While future greenhouse gas regulation appears likely, it is too early to predict how this regulation may affect us.

We may be subject to litigation that could strain our resources and distract management.

From time to time, we are involved in a variety of claims, lawsuits and other disputes arising in the ordinary course of business. These suits concern issues including product liability, contract disputes, employee-related matters and personal injury matters. It is not feasible to predict the outcome of all pending suits and claims, and the ultimate resolution of these matters as well as future lawsuits could have a material adverse effect on our business, financial condition, results of operations, cash flows or reputation.

We may face product liability claims that are costly and create adverse publicity.

If any of the products that we sell cause harm to any of our customers, we could be exposed to product liability lawsuits. If we were found liable under product liability claims, we could be required to pay substantial monetary damages and see a decrease in demand for our products. Further, even if we successfully defended ourselves against this type of claim, we could be forced to spend a substantial amount of money in litigation expenses, our management could be required to spend time and resources to defend against these claims, we could face negative publicity or our reputation could otherwise suffer, any of which could result in a decrease in demand for our products or otherwise harm our business.

New derivatives legislation could have an adverse impact on our ability to use derivative contracts to manage risks associated with our business and on the cost of our derivative contracts.

We use over-the-counter, or OTC, derivatives products to manage our metal commodity price risks and our interest rate risks. Legislation adopted by Congress increases regulatory oversight of

OTC derivatives markets and imposes restrictions on certain derivative transactions, which could affect the use of derivatives in hedging transactions. Final regulations defining the scope of this legislation and the extent to which different types of market participants will be subject to the legislation have not yet been adopted. If final regulations subject us to heightened capital or margin requirements or otherwise increase our costs, directly or indirectly through costs passed on to us by our trading counterparties, of entering into OTC derivatives transactions, they could have an adverse effect on our ability to hedge risks associated with our business and on the cost of maintaining our derivative contracts.

We have had material weaknesses in the past. If we fail to establish and maintain effective internal control over financial reporting, our ability to accurately report our financial results could be adversely affected.

Because we are now a company that is listed on the New York Stock Exchange, we and our subsidiaries are required to comply with the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”), including the standards adopted by the Public Company Accounting Oversight Board in compliance with Section 404 of the Sarbanes-Oxley Act relating to internal control over financial reporting. Prior to the completion of the IPO on May 29, 2013, we were not required to comply with such standards. Due to a transition period under the rules of the SEC for newly public companies, we will not be required to make our first annual assessment of our internal control over financial reporting pursuant to Section 404, and our independent registered public accounting firm will not be required to formally attest to the effectiveness of our internal control over financial reporting, until our annual report on Form 10-K with respect to the fiscal year ending December 31, 2014. Once such requirements are applicable, management or our independent registered public accounting firm may conclude that our internal control over financial reporting is not effective.

The process of becoming compliant with Section 404 may divert internal resources and will take a significant amount of time and effort to complete. We may experience higher than anticipated operating expenses, as well as increased independent registered public accounting firm fees during the implementation of these changes and thereafter. Completing documentation of our internal control system and financial processes, remediation of control deficiencies and management testing of internal controls will require substantial effort by us. While we are in the process of evaluating our internal control over financial reporting, we will not be able to complete our review until after this offering is completed.

In connection with the 2011 and 2010 audits of our financial statements, we and our independent auditor identified four material weaknesses in our internal control over financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. These material weaknesses related to our accounting for joint ventures, income tax matters, physical inventory quantity record keeping, and allowance for doubtful accounts. The material weaknesses related to our accounting for joint ventures, income tax matters, and physical inventory quantity record keeping were remediated as of December 31, 2011. The material weakness related to our allowance for doubtful accounts was remediated as of December 31, 2012.

We are in the process of evaluating our internal control over financial reporting. We cannot predict the outcome of our review at this time. During the course of the review, we may identify additional control deficiencies, which could give rise to other material weaknesses in addition to those previously identified. We may also find that our previous and planned remediation measures have not been successful to the extent we expected, if at all. As a result, our ability to report our financial results on a timely and accurate basis may be adversely affected, we may be subject to sanctions or investigations by regulatory authorities, and investors may lose confidence in our financial information, which in turn could adversely affect the market price of Global Brass and Copper Holdings’ common stock.

You should not place undue reliance on the summary financial and other information of our predecessor as of November 18, 2007 and for the period from January 1, 2007 to November 18, 2007, which are summarized in this prospectus.

The summary financial and other information of our predecessor as of November 18, 2007 and for the period from January 1, 2007 to November 18, 2007 has been derived from books and records that were provided to us by Olin Corporation in the acquisition of the worldwide metals business of Olin Corporation and has not been subject to a review or audit by us or any independent registered public accounting firm. There is a risk that this unaudited financial information may contain errors that might have been detected in a review or audit process or might have been different if prepared in accordance with our policies and procedures instead of those of Olin Corporation. Therefore, all of the predecessor financial information contained in this prospectus may not be reflective of our predecessor’s true historical financial information as of the dates presented and for the periods presented. Any differences between the financial information presented as of such dates and for the periods presented in this prospectus and the relevant actual historical financial information may be material.

In addition, the summary financial and other information of our predecessor for the period from January 1, 2007 to November 18, 2007 and as of November 18, 2007 was prepared using an accounting basis that is different from that used to prepare the successor’s consolidated financial statements. The predecessor financial and other information for the period from January 1, 2007 to November 18, 2007 do not reflect the application of purchase accounting for our November 19, 2007 acquisition of the worldwide metals business from Olin Corporation, and such information for the period from January 1, 2007 to November 18, 2007 also does not reflect the allocation of Olin Corporation’s selling, general and administrative expenses to the metals business unit. We have only limited knowledge regarding the predecessor financial information, including the accounting policies under which the predecessor financial information was prepared. As is customary in such circumstances, we relied on contractual representations, warranties and indemnities of Olin Corporation, as seller, relating to the predecessor financial information. Based on these representations and warranties, we believe that the predecessor financial information was prepared on a GAAP basis and consistent with Olin Corporation’s accounting policies and procedures, but do not have access to records or personnel of Olin Corporation that would confirm this or provide the basis for any greater detail about the accounting basis used to prepare the predecessor financial information. Such information may not be comparable to the successor’s consolidated financial statements. Accordingly, you are cautioned not to place undue reliance on the summary financial and other information of our predecessor included in this prospectus.

Increasing costs of insurance may adversely impact our results of operations.

While we are insured against certain claims, including in respect of general liability, property damage (including natural disasters and fire), equipment damage and injury to our personnel, our insurance may not cover all of the claims to which we may become subject, and future coverage of such claims may not be available on commercially reasonable terms, if at all. If we are unable to obtain adequate insurance coverage, substantial property or equipment damage, personal injury or other claims could materially impact our earnings and cash flows. Continued increases in insurance costs, additional coverage restrictions or unavailability of certain insurance products and other factors could increase our operating costs and further increase our exposure to natural disasters and other causes of catastrophic loss, as well as personal injury and other claims.

Failure to protect, or uncertainty regarding the validity, enforceability or scope of, our intellectual property rights could impair our competitive position.

Our products are covered by a variety of proprietary rights that are important to our competitive position and success. Because the intellectual property associated with our products, including Eco Brass® technology is evolving and rapidly changing, our current intellectual property rights may not protect us adequately. We rely on a combination of patents, trademarks, trade secrets and other intellectual property rights, in addition to contractual rights, to protect the intellectual property we use in our business. However, it is possible that our intellectual property rights could be challenged, invalidated or violated. Our pending patent applications may not be granted or, if granted, the resulting patent may be challenged or invalidated by our competitors or by other third parties. Despite our efforts to protect our proprietary rights, third parties may attempt to copy or otherwise obtain and use our intellectual property without our authorization. In addition, monitoring unauthorized use of our intellectual property is difficult, and we cannot be certain the steps we take to protect our intellectual property will prevent infringement or identify all unauthorized users of our intellectual property.

Because the extent to which any new technologies will enjoy intellectual property protection is uncertain, there can be no assurance that we will be able to maintain our competitive position by enforcing intellectual property rights in the future. Furthermore, our competitors independently may develop similar or improved technologies that limit the value of our intellectual property or design around patents issued to us. If competitors or third parties are able to use our intellectual property or are able to successfully challenge, circumvent, invalidate or render unenforceable our intellectual property, we likely would lose a significant portion of our competitive advantage in the market for products covered by such intellectual property. We may not be successful in securing or maintaining proprietary or patent protection for the technology used in our products and services, and protection that is secured may be challenged and possibly lost. We may have to prosecute unauthorized uses of our intellectual property and the expense, time, delay and burden on management of such litigation could prevent us from maintaining or increasing our business. Our inability to protect our intellectual property adequately for these and other reasons could result in weakened demand for our products and services, which could result in a material adverse effect on our business, financial condition, results of operations or cash flows.

In addition, Chase Brass has entered into agreements with Mitsubishi Shindoh pursuant to which Chase Brass has access to and the right to use certain of its technologies including lead-free Eco-Brass rod and the sublicensing of lead-free Eco-Brass ingot. To the extent that Mitsubishi Shindoh faces challenges to its intellectual property rights in its technologies or fails to protect or enforce such intellectual property rights, it could have an adverse effect on our ability to market our products and/or services that incorporate those technologies or could permit competitors using infringing or similar technology to compete more effectively against us, which would result in a decline in our net sales.

We could become subject to litigation regarding intellectual property rights, which could harm our business significantly.

Our commercial success will continue to depend in part on our ability to make and sell our products or provide our services without infringing the patents or proprietary rights of third parties. We face these risks with respect to intellectual property that we have developed internally, as well as with respect to intellectual property rights we have acquired from third parties. For example, pursuant to a license agreement, we have access to and the right to use certain technologies owned by Mitsubishi Shindoh, including our lead-free Eco-Brass rod. To the extent that Mitsubishi Shindoh has failed to adequately protect the technologies upon which we rely or if these technologies infringe upon the patents or proprietary rights of third parties, we may be unable to continue using such technologies or we may face lawsuits related to our past use of these technologies. In addition, our competitors, who have made significant investments in competing technologies or products, may seek to apply for and obtain patents that will prevent, limit or interfere with our ability to make or sell our products or provide our services.

If we are unsuccessful in defending against any challenge to our rights to market and sell our products, our rights to use third-party technologies or to provide our services, we may, among other things, be required to:

•	pay actual damages, royalties, lost profits and/or increased damages and the third party’s attorneys’ fees, which may be substantial;

•	cease the development, manufacture and/or marketing of our products or services that use the intellectual property in question through a court-imposed injunction or settlement agreement;

•

expend significant resources to modify or redesign our products or other technology or services so that they do not infringe the intellectual property rights of others or to develop or acquire non-infringing technology, which may not be possible; or

•	obtain licenses to the disputed rights, which could require us to pay substantial upfront fees and future royalty payments and may not be available to us on acceptable terms, if at all.

Even if we successfully defend any infringement claims, the expense, time, delay and burden on management of litigation could prevent us from maintaining or increasing our business. Further, negative publicity could decrease demand for our products and services and cause our revenues to decline, thus harming our operating results significantly.

If we are unable to protect the confidentiality of our proprietary information and know-how, the value of our technology, products and services could be harmed significantly.

We rely on trade secrets, know-how and other proprietary information in operating our business. We seek to protect this information, in part, through the use of confidentiality agreements with employees, consultants, advisors and others who may have access to such proprietary information upon commencement of their relationships with us. These agreements require that all confidential information developed by the individual or made known to the individual by us during the course of the individual’s relationship with us be kept confidential and not disclosed to third parties. Our agreements with employees also provide that any inventions conceived by the individual in the course of rendering services to us are our exclusive property. Nonetheless, those agreements may not provide adequate protection for our trade secrets, know-how or other proprietary information and prevent their unauthorized use or disclosure. In the event of unauthorized use or disclosure of our trade secrets or proprietary information, these agreements may not provide meaningful protection, particularly for our trade secrets or other confidential information.

To the extent that consultants, key employees or other third parties apply technological information independently developed by them or by others to our proposed products, disputes may arise as to the proprietary rights to such information, which may not be resolved in our favor. The risk that other parties may breach confidentiality agreements or that our trade secrets become known or independently discovered by competitors, could harm us by enabling our competitors, who may have greater experience and financial resources, to copy or use our trade secrets and other proprietary information in the advancement of their products, methods or technologies. The disclosure of our trade secrets would impair our competitive position, thereby weakening demand for our products or services and harming our ability to maintain or increase our customer base.

In addition, to the extent that we do not fulfill our contractual or other obligations to adequately protect the technologies to which we have been granted access by Mitsubishi Shindoh, we could be liable for any resulting harm to its business or could lose further access to this technology, which could harm our business, operating results or financial condition.

Disruption or failures of our information technology systems could have a material adverse effect on our business.

Our information technology systems have not been updated for many years. As a result, our information technology systems are more susceptible to security breaches, operational data loss, general disruptions in functionality, and may not be compatible with new technology. We depend on our information technology systems for the effectiveness of our operations and to interface with our customers, as well as to maintain financial records and accuracy. Disruption or failures of our information technology systems could impair our ability to effectively and timely provide our services and products and maintain our financial records, which could damage our reputation and have a material adverse effect on our business.

Our liquidity, financial condition and ability to operate our business could be adversely affected by the failure of financial institutions to fulfill their commitments under committed credit facilities.

The ABL Facility is an asset-based revolving loan facility with a maximum availability of $200.0 million, subject to a borrowing base calculation. We may request an increase in the maximum commitments, at our option and under certain circumstances, of up to $50.0 million (but the lenders are not obligated to grant such an increase). If one or more of the financial institutions that are lenders under the ABL Facility were to default on its obligations to provide available borrowings under the ABL Facility, such a default could have a material adverse effect on our liquidity, and we might not be able to fulfill our cash needs using other sources, which could have a material and adverse effect on our financial condition and ability to operate our business.

Global Brass and Copper Holdings is a holding company and relies on future dividends and other payments, advances and transfers of funds from its subsidiaries to meet its financial obligations and provide cash for any dividends it might pay in the future.

Global Brass and Copper Holdings has no direct operations and derives all of its cash flow from its subsidiaries. Because Global Brass and Copper Holdings conducts its operations through its subsidiaries, Global Brass and Copper Holdings depends on those entities for dividends and other payments to generate the funds necessary to meet its financial obligations, and to pay any dividends with respect to its common stock. Legal and contractual restrictions in the credit agreement governing the ABL Facility, the indenture governing the Senior Secured Notes and other debt agreements governing current and future indebtedness of Global Brass and Copper Holdings’ subsidiaries, as well as the financial condition and operating requirements of Global Brass and Copper Holdings’ subsidiaries, may limit the ability of Global Brass and Copper Holdings to obtain cash from its subsidiaries. The earnings from, or other available assets of, Global Brass and Copper Holdings’ subsidiaries may not be sufficient to pay dividends or make distributions or loans to enable Global Brass and Copper Holdings to pay any dividends on our common stock. See “Risks Related to an Investment in our Common Stock and this Offering—Our ability to pay regular dividends to our shareholders is subject to the discretion of our Board of Directors and may be limited by our debt agreements and limitations in Delaware law.”

We face a number of risks related to future acquisitions and joint ventures.

We have made investments to expand and streamline our business, including our acquisition in January 2008 of the North American order book, customer list and certain other assets of Bolton Metal Products Company. We will continue to seek opportunities for further acquisitions to supplement our operations and for expansion of our international presence, particularly in Asia, through joint ventures.

Acquisitions and joint ventures involve a number of risks which could have an adverse effect on our business, financial condition, results of operations and cash flows, including the following:

•	we may experience adverse short-term effects on our operating results;

•

we may be unable to successfully and rapidly integrate the new businesses, personnel and products with our existing business, including financial reporting, management and information technology systems;

•

we may experience higher than anticipated costs of integration and unforeseen operating difficulties and expenditures, including potential disruption of our ongoing business and distraction of management;

•	an acquisition may be in a market or geographical area in which we have little experience and could increase the scope, geographic diversity and complexity of our operations;

•

the acquisition or joint venture formation process may require significant attention by our senior management and the engagement of outside advisors (and the payment of related fees), and proposed acquisitions and joint ventures may not be successfully completed;

•	we may lose key employees or customers of the acquired company; and

•	we may encounter unknown contingent liabilities that could be material.

In addition, we may require additional debt or equity financing for future acquisitions, and such financing may not be available on favorable terms, if available at all. We may not be able to successfully integrate or profitably operate any new business we acquire, and we cannot assure you that any such acquisition will meet our expectations. The process of integrating acquired operations into our existing operations may result in unforeseen operating difficulties and may require significant financial resources that would otherwise be available for the ongoing development or expansion of existing operations. Finally, in the event we decide to discontinue pursuit of a potential acquisition, we will be required to immediately expense all costs incurred in pursuit of the possible acquisition, which may have an adverse effect on our results of operations in the period in which the expense is recognized.

Risks Related to an Investment in Our Common Stock and this Offering

Our largest stockholder may have interests that conflict with the interests of other stockholders.

Halkos owned 34.4% of our common stock as of November 1, 2013. Through Halkos, KPS currently has the ability to designate three members of the board of directors of Global Brass and Copper Holdings (the “Board of Directors”) and will therefore have substantial influence on decisions relating to fundamental corporate actions. Currently, Halkos has not yet determined the number of shares of our common stock it will actually sell pursuant to this prospectus, nor has it determined the timing of any such sales. Subject to certain exceptions, Halkos may sell shares of common stock pursuant to this prospectus in such amounts as it may determine and at such times as it may determine while the registration statement to which this prospectus relates is effective. As Halkos sells its holdings of our common stock, it will be able to appoint fewer members to the Board of Directors. Halkos has the right to designate: (i) three directors if it beneficially owns more than 30% but 50% or less of our outstanding common stock, (ii) two directors if it beneficially owns more than 15% but 30% or less and (iii) one director if it beneficially owns greater than 10% but 15% or less. Halkos loses the right to designate directors at 10% or less. The directors generally will have the authority to make decisions affecting our capital structure, including the issuance of additional shares of stock, additional debt and declaration of dividends, will be able to select our management team, determine our corporate and management policies and authorize or prevent transactions that require approval of the

Board of Directors or majority of stockholders of Global Brass and Copper Holdings, such as joint ventures or acquisitions, subject to certain restrictions as set forth in the agreement governing the ABL Facility or the indenture governing the Senior Secured Notes or future credit facilities. These decisions could enhance KPS’s equity investment while involving risks to the interests of other stockholders. In addition, KPS has engaged, and may in the future continue to engage, in transactions with us. See “Certain Relationships and Related Party Transactions”.

Although we are no longer a “controlled company” within the meaning of the NYSE rules, during a transition period through October 2014 we may continue to rely on exemptions from certain corporate governance requirements that provide protection to stockholders of other companies.

Prior to October 1, 2013, we were a “controlled company” under the NYSE corporate governance listing standards. As a result, we were not required to have compensation and nominating and governing committees consisting entirely of independent directors or to have a majority of independent directors on our Board of Directors.

As of October 1, 2013, we were no longer a “controlled company.” Consequently, the NYSE rules require that each of our compensation committee and our nominating and governance committee have only independent directors by October 1, 2014. In addition, a majority of the members of our Board of Directors must be independent by October 1, 2014. We intend to comply with the NYSE independence requirements within the applicable time periods.

During the transition periods, we are entitled to continue using the “controlled company” exemptions under the NYSE rules. We are currently in compliance with the NYSE rules that require our compensation and nominating and governance committees to have a majority of independent directors by December 29, 2013. While we continue to make use of certain of these transition period exemptions, you will not have the same protections afforded to stockholders of companies that are subject to all of the NYSE corporate governance requirements.

Our directors who have relationships with KPS may have conflicts of interest with respect to matters involving our company.

While the number of directors able to be appointed by Halkos will decrease as Halkos sells the common stock it holds, and the composition of the Board of Directors will change as we comply with the NYSE corporate governance rules that phase in for non-controlled companies, three of our directors are currently affiliated with KPS. See “Management” and “Management—Board Structure.” Our KPS-affiliated directors have fiduciary duties to Global Brass and Copper Holdings and in addition will have duties to KPS. In addition, our amended and restated certificate of incorporation provides that no officer or director of us who is also an officer, director, employee or other affiliate of KPS or an officer, director or employee of an affiliate of KPS will be liable to us or our stockholders for breach of any fiduciary duty by reason of the fact that any such individual directs a corporate opportunity to KPS or its affiliates instead of us, or does not communicate information regarding a corporate opportunity to us that such person or affiliate has directed to KPS or its affiliates. As a result, such circumstances may entail real or apparent conflicts of interest with respect to matters affecting both us and KPS, whose interests, in some circumstances, may be adverse to ours. In addition, as a result of KPS’ indirect ownership interest, conflicts of interest could arise with respect to transactions involving business dealings between us and KPS or its affiliates, including potential business transactions, potential acquisitions of businesses or properties, the issuance of additional securities, the payment of dividends by us and other matters.

Our common stock has a limited trading history, and the trading price of our common stock may be adversely affected if an active trading market in our common stock is not sustained. Our stock price may be volatile, and you may be unable to resell your shares at or above the offering price or at all.

Our common stock began trading on the NYSE on May 23, 2013 and as a result has a limited trading history. We cannot predict the extent to which investor interest will sustain an active trading market. The market price of our common stock after this offering will be subject to significant fluctuations in response to, among other factors, variations in our operating results and market conditions specific to our industry. If an active public market is not sustained, it may be difficult for you to sell your shares at a price that is attractive to you, or at all.

The price of our common stock may fluctuate significantly and you could lose all or part of your investment.

Our stock price may be volatile. Volatility in the market price of our common stock may prevent you from being able to sell your common stock at or above the price you paid for your common stock. The market price for our common stock could fluctuate for various reasons, including:

•	our operating and financial performance and prospects;

•	the price outlook for copper and copper-alloys;

•	our quarterly or annual earnings or those of other companies in our or other industries;

•	conditions that impact demand for our products and services;

•	future announcements concerning our business or our competitors’ businesses;

•	our results of operations that vary from those of our competitors;

•	shrinkage from our processing operations;

•	the public’s reaction to our press releases, other public announcements and filings with the Securities and Exchange Commission;

•	changes in earnings estimates or recommendations by securities analysts who track our common stock;

•	market and industry perception of our success, or lack thereof, in pursuing our growth strategy;

•	general market, economic and political conditions;

•	strategic actions by us or our competitors, such as acquisitions or restructurings;

•	changes in government and environmental regulation;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	arrival and departure of key personnel;

•	the number of shares to be publicly traded after this offering;

•	sales of common stock by us, Halkos, members of our management team or other holders;

•	adverse resolution of new or pending litigation against us;

•	any announcements by third parties of significant claims or proceedings against us;

•

changes in general market, economic and political conditions and their effects on global economies or financial markets, including those resulting from natural disasters, terrorist attacks, acts of war, widespread illness and responses to such events; or

•	any material weakness in our internal control over financial reporting.

See “—Risks Related to Our Business”. These and other factors may lower the market price of our common stock, regardless of our actual operating performance. As a result, our common stock may trade at prices significantly below the public offering price.

Furthermore, in recent years the stock market has experienced significant price and volume fluctuations. This volatility has had a significant impact on the market price of securities issued by many companies, including companies in our industry. The changes frequently appear to occur without regard to the operating performance of the affected companies. Hence, the price of our common stock could fluctuate based upon factors that have little or nothing to do with us, and these fluctuations could materially reduce our share price and materially affect the value of your investment.

Future sales of shares of our common stock in the public market could cause our stock price to fall significantly even if our business is profitable.

We have 21,110,000 outstanding shares of common stock. Of these shares, the shares of common stock offered in this prospectus will be freely tradable after sale without restriction in the public market, unless purchased by our affiliates. In the future, there may be lock-up agreements that are entered into as a result of underwritten sales using this prospectus.

As restrictions on resale end, the market price of our common stock could drop significantly if the holders of these restricted shares sell them or are perceived by the market as intending to sell them. These factors could also make it more difficult for us to raise additional funds through future offerings of our common stock or other securities. Subsequent to our IPO, we filed a registration statement under the Securities Act of 1933, registering shares of our common stock reserved for issuance under our 2013 Plan, and we entered into an investor rights agreement under which we granted demand, shelf and piggyback registration rights to KPS and certain members of management. See “Shares Eligible for Future Sale” for a more detailed description of the shares that will be available for future sale upon completion of this offering.

We may issue shares of our common stock or other securities from time to time as consideration for future acquisitions or investments. If any such acquisition or investment is significant, the number of shares of our common stock, or the number or aggregate principal amount, as the case may be, of other securities that we may issue may in turn be substantial. We may also grant registration rights covering those shares of our common stock or other securities in connection with any such acquisitions or investments.

We cannot predict the size of future issuance of our common stock or the effect, if any, that future issuances and sales of our common stock will have on the market price of our common stock. Sales of substantial amounts of our common stock (including shares of our common stock issued in connection with an acquisition or investment), or the perception that such sales could occur, may adversely affect prevailing market prices for our common stock.

Our ability to pay regular dividends to our shareholders is subject to the discretion of our Board of Directors and may be limited by our debt agreements and limitations in Delaware law.

On November 7, 2013, we announced that our Board of Directors had approved the initiation of a quarterly dividend to our stockholders. The initial quarterly dividend of $0.0375 per share of our common stock is payable on December 6, 2013 to all stockholders of record as of November 19, 2013. Any future determination to pay dividends, however, will be at the discretion of the Board of Directors and will be dependent on then-existing conditions, including our financial condition, earnings, legal requirements including limitations in Delaware law, restrictions in our debt agreements, including those governing the ABL Facility and the Senior Secured Notes, that limit our ability to pay dividends to stockholders and other factors the Board of Directors deems relevant. The Board of Directors may, in its sole discretion, change the amount or frequency of dividends or discontinue the payment of dividends entirely. At this time, the agreement governing the ABL Facility and the indenture governing the Senior Secured Notes generally restrict or limit the payment of dividends to shareholders. The indenture governing the Senior Secured Notes includes a “restricted payments” basket based on Consolidated Net Income (as defined in the indenture). It increases based on 50% of Consolidated Net Income (as so defined) and decreases by 100% of Consolidated Net Loss (as so defined). The basket may be negative or insufficient to pay dividends. See “Dividend Policy”, “Description of Certain Indebtedness” and “Description of Capital Stock—Capital Stock—Common Stock”. For the foregoing reasons, you will not be able to rely on dividends to receive a return on your investment. Accordingly, if you purchase shares in this offering, realization of a gain on your investment may depend on the appreciation of the price of our common stock, which may never occur.

Provisions in our charter and bylaws and provisions of Delaware law may delay or prevent our acquisition by a third party, which might diminish the value of our common stock.

The amended and restated certificate of incorporation and amended and restated bylaws of Global Brass and Copper Holdings contain several provisions that may make it more difficult or expensive for a third party to acquire control of us without the approval of the Board of Directors. These provisions also may delay, prevent or deter a merger, acquisition, tender offer, proxy contest or other transaction that might otherwise result in our stockholders receiving a premium over the market price for their common stock. The provisions include, among others:

•	a prohibition on actions by written consent of the stockholders;

•	a classified board consisting of three classes;

•	removal of directors only for cause;

•	vacancies on the Board of Directors may be filled only by the Board of Directors;

•	no cumulative voting;

•	advance notice requirements for stockholder proposals and director nominations; and

•	supermajority approval requirement for an amendment of the amended and restated certificate of incorporation or amended and restated bylaws.

Section 203 of the Delaware General Corporation Law may affect the ability of an “interested stockholder” to engage in certain business combinations, including mergers, consolidations or acquisitions of additional shares, for a period of three years following the time that the stockholder becomes an “interested stockholder.” An “interested stockholder” is defined to include persons owning directly or indirectly 15% or more of the outstanding voting stock of a corporation. Global Brass and Copper Holdings has elected in its amended and restated certificate of incorporation not to be subject to Section 203 of the Delaware General Corporation Law. Nevertheless, the amended and restated certificate of incorporation contains provisions that have the same effect as Section 203 of the Delaware General Corporation Law, except that they provide that KPS, investment funds affiliated with KPS and their respective successors and affiliates (and transferees of any of them) will not be deemed to be “interested stockholders,” regardless of the percentage of voting stock of Global Brass and Copper Holdings owned by them, and accordingly will not be subject to such restrictions.

For more information, see “Description of Capital Stock”. The provisions of the amended and restated certificate of incorporation and amended and restated bylaws of Global Brass and Copper Holdings, the significant common stock ownership of Halkos and the ability of the Board of Directors to create and issue a new series of preferred stock or implement a stockholder rights plan could discourage potential takeover attempts and reduce the price that investors might be willing to pay for shares of our common stock in the future, which could reduce the market price of our common stock.

If securities analysts do not publish research or reports about our company, or if they issue unfavorable commentary about us or our industry or downgrade our common stock, the price of our common stock could decline.

The trading market for our common stock depends in part on the research and reports that third-party securities analysts publish about our company and our industry. One or more analysts could downgrade our common stock or issue other negative commentary about our company or our industry. In addition, we may be unable or be slow to attract research coverage. Alternatively, if one or more of these analysts cease coverage of our company, we could lose visibility in the market. As a result of one or more of these factors, the trading price of our common stock could decline.

The requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain qualified board members.

As a public company, we incur significant legal, accounting and other expenses that we did not incur as a private company, including costs associated with public company reporting requirements. We also have incurred and will incur costs associated with the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act and related rules implemented or to be implemented by the SEC and the NYSE. The expenses incurred by public companies generally for reporting and corporate governance purposes have been increasing and the costs we incur for such purposes may strain our resources. We expect these rules and regulations to increase our legal and financial compliance costs, divert management’s attention to ensuring compliance and to make some activities more time-consuming and costly, although we are currently unable to estimate these costs with any degree of certainty. We have hired a number of people to assist with the enhanced requirements of being a public company but still need to hire more people for that purpose. In addition, these laws and regulations could make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, these laws and regulations could make it more difficult for us to attract and retain qualified persons to serve on the Board of Directors, its board committees or as its executive officers and may divert management’s attention. Furthermore, if Global Brass and Copper Holdings is unable to satisfy its obligations as a public company, we could be subject to delisting of our common stock, fines, sanctions and other regulatory action.

Any issuance of preferred stock could make it difficult for another company to acquire us or could otherwise adversely affect holders of our common stock, which could depress the price of our common stock.

The Board of Directors has the authority to issue preferred stock and to determine the preferences, limitations and relative rights of shares of preferred stock and to fix the number of shares constituting any series and the designation of such series, without any further vote or action by its stockholders. Such preferred stock could be issued with voting, liquidation, dividend and other rights superior to the rights of common stock. The potential issuance of preferred stock may delay or prevent a change in control of Global Brass and Copper Holdings, discouraging bids for our common stock at a premium over the market price, and adversely affect the market price and the voting and other rights of the holders of our common stock.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements” that involve risks and uncertainties. You can identify forward-looking statements because they contain words such as “believes”, “expects”, “projects”, “may”, “would”, “should”, “seeks”, “approximately”, “intends”, “plans”, “estimates”, “anticipates” or similar expressions that relate to our strategy, plans or intentions. All statements we make relating to our estimated and projected earnings, margins, costs, expenditures, cash flows, growth rates and financial results or to our expectations regarding future industry trends are forward-looking statements. In addition, we, through our senior management, from time to time make forward-looking public statements concerning our expected future operations and performance and other developments. These forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may change at any time, and, therefore, our actual results may differ materially from those that we expected. We derive many of our forward-looking statements from our operating budgets and forecasts, which are based upon many detailed assumptions. While we believe that our assumptions are reasonable, we caution that it is very difficult to predict the impact of known factors, and, of course, it is impossible for us to anticipate all factors that could affect our actual results. All forward-looking statements contained in this prospectus are based upon information available to us on the date of this prospectus.

Important factors that could cause actual results to differ materially from our expectations, which we refer to as “cautionary statements”, are disclosed under “Risk Factors” and elsewhere in this prospectus, including, without limitation, in conjunction with the forward-looking statements included in this prospectus. All forward-looking information in this prospectus and subsequent written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements. Some of the factors that we believe could affect our results include:

•	the impact of our substantial indebtedness, including the effect of our ability to borrow money, fund working capital and operations and make new investments;

•	general economic conditions affecting the markets in which our products are sold;

•	our ability to implement our business strategies, including acquisition activities;

•	our ability to continue implementing our balanced book approach to substantially reduce the impact of fluctuations in metal prices on our earnings and operating margins;

•	shrinkage from processing operations and metal price fluctuations, particularly copper;

•	the condition of various markets in which our customers operate, including the housing and commercial construction industries;

•	our ability to maintain business relationships with our customers on favorable terms;

•	our ability to compete effectively with existing and new competitors;

•	limitations on our ability to purchase raw materials, particularly copper;

•	fluctuations in commodity and energy prices and costs;

•	our ability to maintain sufficient liquidity as commodity and energy prices rise;

•	the effects of industry consolidation or competition in our business lines;

•

operational factors affecting the ongoing commercial operations of our facilities, including technology failures, catastrophic weather-related damage, regulatory approvals, permit issues, unscheduled blackouts, outages or repairs or unanticipated changes in energy costs;

•	supply, demand, prices and other market conditions for our products;

•	our ability to accommodate increases in production to meet demand for our products;

•	our ability to continue our operations internationally and the risks applicable to international operations;

•

government regulations relating to our products and services, including new legislation relating to derivatives and the elimination of the dollar bill and EPA regulations regarding the registration and marketing of anti-microbial copper products;

•	our ability to maintain effective internal control over financial reporting as we become subject to public company requirements;

•	our ability to realize the planned cost savings and efficiency gains as part of our various initiatives;

•	workplace safety issues;

•	our ability to retain key employees;

•	adverse developments in our relationship with our employees or the future terms of our collective bargaining agreements;

•	rising employee medical costs;

•	environmental costs and our exposure to environmental claims;

•	our exposure to product liability claims;

•	our ability to maintain cost-effective insurance policies;

•	our ability to maintain the confidentiality of our proprietary information and to protect the validity, enforceability or scope of our intellectual property rights;

•	our limited experience managing and operating as an SEC reporting company;

•	our ability to service our substantial indebtedness;

•	fluctuations in interest rates; and

•	restrictive covenants in our indebtedness that may adversely affect our operational flexibility.

We caution you that the foregoing list of factors may not contain all of the material factors that are important to you. In addition, in light of these risks and uncertainties, the matters referred to in the forward-looking statements contained in this prospectus may not in fact occur. Accordingly, investors should not place undue reliance on those statements. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as otherwise required by law.

USE OF PROCEEDS

We are registering these shares of common stock for resale by the selling stockholder. We will not receive any proceeds from the sale of the shares offered by this prospectus. The net proceeds from the sale of the shares offered by this prospectus will be received by the selling stockholder.

DIVIDEND POLICY

On November 7, 2013, we announced that our Board of Directors had approved the initiation of a quarterly dividend to our stockholders. The initial quarterly dividend of $0.0375 per share of our common stock is payable on December 6, 2013 to all stockholders of record as of November 19, 2013. Any future dividends or changes to our dividend policy will be made at the discretion of the Board of Directors and will depend upon many factors, including our financial condition, earnings, legal requirements, including limitations imposed by Delaware law, restrictions in our debt agreements, including those governing the ABL Facility and the Senior Secured Notes, that limit our ability to pay dividends to stockholders and other factors the Board of Directors deems relevant. Furthermore, because we are a holding company with no operations of our own, any dividend payments depend on the cash flow of our subsidiaries. The terms of our credit agreement governing the ABL Facility and the indenture governing the Senior Secured Notes generally restrict or limit our subsidiaries’ ability to pay cash dividends to us, so the amount of cash that will be available to us to pay dividends may be limited. The indenture governing the Senior Secured Notes includes a “restricted payments” basket based on Consolidated Net Income (as defined in the indenture). It increases based on 50% of Consolidated Net Income (as so defined) and decreases by 100% of Consolidated Net Loss (as so defined). The basket may be negative or insufficient to pay dividends. We have made dividend payments to shareholders within the past two years. See “Risk Factors—Risks Related to an Investment in Our Common Stock and this Offering—Our ability to pay regular dividends to our shareholders is subject to the discretion of our Board of Directors and may be limited by our debt agreements and limitations in Delaware law” and “Certain Relationships and Related Party Transactions” for details on our recent dividend payments.

CAPITALIZATION

The following table sets forth our cash and capitalization as of September 30, 2013. This offering will have no effect on our capitalization because all of the shares being sold are being sold by the selling stockholder.

This table should be read together with “Use of Proceeds”, “Selected Historical Consolidated Financial Data”, “Risk Factors”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes, in each case, included elsewhere in this prospectus.

(in millions)	As of September 30, 2013
Cash	$18.1

Total long-term debt:
ABL Facility(1)	$22.5
Senior Secured Notes	375.0

Total debt	$397.5

Stockholders’ deficit:
Common stock	0.2
Additional paid-in capital	30.2
Accumulated deficit	(43.9)
Accumulated other comprehensive income, net of tax	0.8

Total Global Brass and Copper Holdings, Inc. stockholders’ deficit	(12.7)
Noncontrolling interest	3.9

Total deficit	$(8.8)

Total capitalization	$388.6

(1)	The ABL Facility matures in June 2017 and has a maximum committed principal amount of $200.0 million, for which we may request an increase at our option under certain circumstances by up to $50.0 million. Outstanding borrowings under the ABL Facility bear interest at a rate equal to LIBOR plus a margin of 2.0% to 2.5% or the prime rate plus a margin of 1.0% to 1.5%. As of September 30, 2013, outstanding borrowings under the ABL Facility accrued interest at a rate of 3.33%. Availability under the ABL Facility is based on a formula that is based on inventory and accounts receivable, subject to various adjustments and capped at the committed principal amount. As of September 30, 2013, maximum availability under the ABL Facility was $200.0 million, and remaining availability was $177.0 million, giving effect to $22.5 million of outstanding borrowings and to $0.5 million of outstanding letters of credit. For more information, please see “Description of Certain Indebtedness—ABL Facility”.

DILUTION

All of the shares of common stock to be sold pursuant to this prospectus will be sold by the selling stockholder. The common stock to be sold by the selling stockholder is common stock that is currently issued and outstanding. Accordingly, there will not be any dilution to our existing stockholders or new investors.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

Set forth below is selected historical consolidated financial data of our business as of the dates and for the periods indicated. The selected historical consolidated financial data as of September 30, 2013 and for the nine months ended September 30, 2013 and 2012 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The unaudited consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements, and in the opinion of our management, reflect all adjustments, including normal recurring adjustments, necessary for a fair presentation of the results for those periods. The results for any interim period are not necessarily indicative of the results that may be expected for a full year. The selected historical consolidated financial data for the years ended December 31, 2012, 2011 and 2010 and as of December 31, 2012 and 2011 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected historical consolidated financial data as of December 31, 2010, 2009 and 2008 and for the years ended December 31, 2009 and 2008 have been derived from our audited consolidated financial statements not included in this prospectus.

The selected historical consolidated financial data should be read in conjunction with the information about the limitations on comparability of our financial results, including as a result of acquisitions. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, “Risk Factors”, and our consolidated financial statements and related notes included elsewhere in this prospectus.

(in millions, except share and per share data)	Nine Months Ended September 30,		Year Ended December 31,
	2013	2012(1)	2012	2011(1)	2010(1)	2009(1)	2008(1)
Statements of Operations Data:
Net sales	$1,345.7	$1,254.3	$1,650.5	$1,779.1	$1,658.7	$1,140.9	$2,008.3
Cost of sales	1,201.5	1,112.6	1,467.0	1,583.5	1,496.7	1,048.1	1,876.4
Lower of cost or market adjustment	0.3	0.3	0.3	—	—	—	170.9

Total cost of sales	1,201.8	1,112.9	1,467.3	1,583.5	1,496.7	1,048.1	2,047.3

Gross profit (loss)	143.9	141.4	183.2	195.6	162.0	92.8	(39.0)
Selling, general and administrative expenses(2)	92.6	73.2	92.7	69.4	68.9	62.1	60.9

Operating income (loss)	51.3	68.2	90.5	126.2	93.1	30.7	(99.9)
Third party interest expense(3)	29.9	29.9	39.7	40.0	22.6	11.3	15.9
Related party interest expense(4)	—	—	—	—	2.5	6.8	4.1
Loss on extinguishment of debt	—	19.6	19.6	—	—	—	—
Other expense (income), net	0.3	0.1	0.1	0.4	0.8	0.1	(1.9)

Income (loss) before provision for (benefit from) income taxes and equity income	21.1	18.6	31.1	85.8	67.2	12.5	(118.0)
Provision for (benefit from) income taxes	17.8	14.0	19.2	31.4	26.6	2.2	(45.4)

Income (loss) before equity income	3.3	4.6	11.9	54.4	40.6	10.3	(72.6)
Equity income, net of tax	1.1	0.7	1.0	0.9	1.5	—	0.6

Income (loss) before extraordinary item	4.4	5.3	12.9	55.3	42.1	10.3	(72.0)
Extraordinary item: Gain on valuation of assets in excess of purchase price	—	—	—	—	—	—	2.9

Net Income (loss)	4.4	5.3	12.9	55.3	42.1	10.3	(69.1)

Less: Net income attributable to noncontrolling interest	0.2	0.3	0.4	0.2	0.5	0.1	—

Net income (loss) attributable to Global Brass and Copper Holdings, Inc.(3)	$4.2	$5.0	$12.5	$55.1	$41.6	$10.2	$(69.1)

(in millions, except share and per share data)	Nine Months Ended September 30,		Year Ended December 31,
	2013	2012(1)	2012	2011(1)	2010(1)	2009(1)	2008(1)
Per Share Data:
Cash dividends declared per common share	$—	$—	$7.58	$—	$2.01	$—	$—
Basic net income (loss) attributable to Global Brass and Copper Holdings, Inc. per common share(5)	$0.20	$0.24	$0.59	$2.61	$1.97	$0.48	$(3.27)
Diluted net income (loss) attributable to Global Brass and Copper Holdings, Inc. per common share(5)	$0.20	$0.24	$0.59	$2.61	$1.97	$0.48	$(3.27)
Basic pro forma net income (loss) attributable to Global Brass and Copper Holdings, Inc. per common share(3)(5)	$0.20	$0.04	$0.40	$2.61	$1.97	$0.48	$(3.27)
Diluted pro forma net income (loss) attributable to Global Brass and Copper Holdings, Inc. per common share(3)(5)	$0.20	$0.04	$0.40	$2.61	$1.97	$0.48	$(3.27)
Number of common shares used in basic per share calculations(5)	21,110,000	21,110,000	21,110,000	21,110,000	21,110,000	21,110,000	21,110,000
Number of common shares used in diluted per share calculations(5)	21,134,169	21,110,000	21,110,000	21,110,000	21,110,000	21,110,000	21,110,000

(in millions)	As of September 30,	As of December 31,
	2013	2012	2011(1)	2010(1)	2009(1)	2008(1)
Balance Sheet Data:
Cash	$18.1	$13.9	$49.5	$15.5	$7.8	$8.0
Total assets	592.5	502.7	548.7	537.7	495.8	436.4
Total debt(6)	397.5	389.5	303.6	306.2	295.4	290.8
Total liabilities	601.3	550.5	466.0	509.2	470.9	422.1
Total (deficit) equity	(8.8)	(47.8)	82.7	28.5	24.9	14.3

(1)	For the nine months ended September 30, 2012, the above data have been adjusted for prior year revisions discussed in note 1, “Basis of Presentation and Principles of Consolidation” to our unaudited consolidated financial statements included elsewhere in this prospectus. For 2011, 2010, 2009 and 2008, the above data has been adjusted for prior year revisions discussed in note 2 “Summary of Significant Accounting Policies” to our audited consolidated financial statements included elsewhere in this prospectus.
(2)	For the nine months ended September 30, 2013 and 2012, includes non-cash profits interest compensation expense of $29.3 million and $19.5 million, respectively. For the years ended December 31, 2012, 2011 and 2010, includes non-cash profits interest compensation expense of $19.5 million, $0.9 million and $3.5 million, respectively. No non-cash profits interest compensation expense was recorded in 2009 or 2008.
(3)	We used a portion of the net proceeds of the Senior Secured Notes offering that we completed on June 1, 2012 to make the Parent Distribution. Our pro forma net income (loss) attributable to Global Brass and Copper Holdings, Inc. per common share reflects a reduction in our net income attributable to Global Brass and Copper Holdings, Inc. attributable to the interest expense incurred on the portion of the Senior Secured Notes that were used to fund the Parent Distribution. Assuming an interest rate of 9.50%, which is the actual interest rate of the Senior Secured Notes, and a statutory U.S. federal income tax rate of 35%, had the Parent Distribution been completed on January 1, 2012, our net income attributable to Global Brass and Copper Holdings, Inc. would have decreased by $4.1 million to $0.9 million for the nine months ended September 30, 2012 and by $4.1 million to $8.4 million for the year ended December 31, 2012. The effect of the issuance of the Senior Secured Notes and the Parent Distribution is fully reflected in the results presented for the nine months ended September 30, 2013.
(4)	Represents interest on the related party term loan credit facility described in “Certain Relationships and Related Party Transactions.”
(5)	Outstanding shares and per share amounts give effect to a 211,100-to-1 stock split that was effected on May 29, 2013 in connection with the IPO.
(6)	Consists of long-term debt, related party debt and current maturities of long-term debt.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

Readers should refer to the information presented under the caption “Risk Factors” for risk factors that may affect our future performance. The following discussion and analysis of financial condition and results of operations should be read in conjunction with “Selected Historical Consolidated Financial Data”, “Summary Historical Consolidated Financial Data” and our consolidated financial statements and related notes included elsewhere in this prospectus. In addition to historical data, this discussion contains forward-looking statements about our business, operations and financial performance based on current expectations that involve risks, uncertainties and assumptions. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including but not limited to those discussed in the sections entitled “Risk Factors” and “Cautionary Statements Concerning Forward-Looking Statements” included elsewhere in this prospectus.

Overview

Our Business

We are a leading value-added converter, fabricator, distributor and processor of specialized copper and brass products in North America. We offer a broad range of products, and we sell our products to multiple distinct end markets including the building and housing, munitions, automotive, transportation, coinage, electronics/electrical components, industrial machinery and equipment and general consumer end markets. Unlike other metals companies, including those who may engage in mining, smelting and refining activities, we are purely a metal converter, fabricator, distributor and processor and do not attempt to generate profits from fluctuations in metal prices. We engage in melting and casting, rolling, drawing, extruding and stamping to manufacture finished and semi-finished alloy products from processed scrap, copper cathode and other refined metals. We participate in two distinct segments of the fabrication value chain: sheet, strip, foil, tube and plate and alloy rod.

For the nine months ended September 30, 2013, we sold 401.9 million pounds of products, compared to 386.1 million pounds for the nine months ended September 30, 2012, and we generated net sales of $1,345.7 million and adjusted sales of $421.6 million. For the nine months ended September 30, 2012, we generated net sales of $1,254.3 million and adjusted sales of $402.6 million.

For the year ended December 31, 2012, we sold 503.2 million pounds of products, compared to 510.0 million pounds and 554.1 million pounds in 2011 and 2010, respectively, and we generated net sales of $1,650.5 million and adjusted sales of $524.9 million. In 2011, we generated net sales of $1,779.1 million and adjusted sales of $530.5 million and in 2010, we generated net sales of $1,658.7 million and adjusted sales of $538.5 million.

Our leading market positions in each of our operating segments allow us to achieve attractive operating margins. Our strong operating margins are a function of four key characteristics of our business: (1) we earn a premium margin over the cost of metal because of our value-added processing capabilities, patent-protected technologies, and first-class service; (2) we have strategically shifted our product portfolio toward value-added, higher margin products; (3) we are driving a lean cost structure through fixed and variable cost reductions, process improvements, and workforce flexibility initiatives; and (4) we employ our balanced book approach (as discussed below) to substantially reduce the financial impact of metal price volatility on our earnings and operating margins. We have undertaken substantial cost reduction activities since our formation in 2007, which have reduced our fixed costs, improved our net working capital balances and improved our competitive positioning while increasing operating margins.

Our Operating Segments

We operate through three reportable operating segments: Olin Brass, Chase Brass and A.J. Oster.

Our Olin Brass segment is the leading manufacturer and converter of copper and copper-alloy sheet, strip, foil and tube and fabricated components in North America. While primarily processing copper and copper-alloys, the segment also rerolls and forms other metals such as stainless and carbon steel. Olin Brass’s products are used in five primary end markets: building and housing, munitions, automotive, coinage, and electronics/electrical components. Over the past three twelve-month periods ended September 30, 2013, a per-period average of 17.8% of Olin Brass’s products have been sold to A.J. Oster.

Chase Brass is a leading North American manufacturer of brass rod. The segment principally produces brass rod in sizes ranging from 1/4 inch to 4.5 inches in diameter. The key attributes of brass rod include its machinability, corrosion resistance and moderate strength, making it especially suitable for forging and machining products such as valves and fittings. Chase Brass produces brass rod used in production applications which can be grouped into four end markets: building and housing, transportation, electronics/electrical components and industrial machinery and equipment.

Our A.J. Oster segment is a leading copper-alloy distributor and processor. The segment, through its family of metal service centers, is strategically focused on satisfying its customers’ needs for brass and copper strip and other products, with a high level of service, quality and flexibility by offering customization and just-in-time delivery. Our value-added processing services include precision slitting and traverse winding to provide greater customer press up-time, hot air level tinning for superior corrosion resistance and product enhancements such as edging and cutting. Important A.J. Oster end markets include building and housing, automotive and electronics/electrical components (primarily for housing and commercial construction). Over the past three twelve-month periods ended September 30, 2013, a per-period average of 68.3% of A.J. Oster’s brass and copper material requirements have been supplied by our Olin Brass segment.

All three segments generate revenue from product sales and earn a premium margin over the cost of metal as a result of our value-added processing and metal conversion capabilities and first-class service. Our financial performance is driven by metal conversion economics, not by the underlying movements in the price of copper and the other metal we use. In all three segments, most of the risk of changes in the metal cost of the products we make is borne by our customers or third parties rather than by us.

We also have a Corporate and Other segment, which includes certain administrative costs and expenses that management has not allocated to our operating segments. These costs include compensation for corporate executives and officers, corporate office and administrative salaries, and professional fees for accounting, tax and legal services. The Corporate and Other segment also includes interest expense, state and federal income taxes and the elimination of intercompany balances.

Financial Information, Acquisition, Business Transformation and Refinancing

On October 10, 2007, Global Brass and Copper Holdings was formed by affiliates of KPS as an acquisition vehicle to acquire the worldwide metals business of Olin Corporation. Prior to the date of acquisition, Global Brass and Copper Holdings had no material assets or operations. Post–acquisition, Global Brass and Copper Holdings has been a holding company and has had no business operations or material assets other than its ownership of 100% of the outstanding equity interests of Global Brass and Copper.

Acquisition of the Worldwide Metals Business of Olin Corporation

On November 19, 2007, we acquired Olin Corporation’s worldwide metals business. The transaction was accounted for under the purchase method of accounting, and the assets and liabilities of the business were recorded at fair value at the acquisition date.

The fair market value of the net assets acquired exceeded the purchase price in the acquisition, resulting in a bargain purchase event. In accordance with GAAP at the time of the transaction, the excess fair value was allocated as a reduction to the amounts that otherwise would have been assigned to all of the acquired long-term assets. The remaining excess fair value was recorded as a one-time non-taxable extraordinary gain of $2.9 million in the year ended December 31, 2008.

As a result of the bargain purchase event, all identified intangible assets and other non-current assets, including the acquired property, plant and equipment, were recorded at a zero value on our opening balance sheet as of the acquisition date. Accordingly, our fixed assets reflect only post-acquisition capital investments, and our cost of sales includes depreciation only on capital investments made after the acquisition date. As we execute on our growth strategy and additional capital investment is made, we expect that the depreciation component of our cost of sales will increase.

Business Transformation

After the acquisition in November 2007, we implemented a series of transformative initiatives, which have resulted in a significant improvement in our financial performance despite the economic downturn that began in late 2008. Compared to 2007, our unit volume has declined from 650.8 million pounds to 503.2 million pounds in 2012, a decrease of 147.6 million pounds or 22.7%. Despite this decline in volume and associated loss of revenue, we generated $12.5 million of net income attributable to Global Brass and Copper Holdings, Inc. (which reflects a non-cash profits interest compensation charge of $19.5 million and a loss on extinguishment of debt of $19.6 million) and $115.4 million of Consolidated Adjusted EBITDA (which adjusts to exclude the non-cash profits interest compensation charge and the loss on extinguishment of debt) for the year ended December 31, 2012, compared to $104.3 million of net income attributable to Global Brass and Copper Holdings, Inc. (which includes a $60.7 million extraordinary gain related to purchase accounting) and $51.4 million of Consolidated Adjusted EBITDA (which adjusts to exclude the extraordinary gain) for the combined year ended December 31, 2007. The improvements in Consolidated Adjusted EBITDA have been primarily driven by the following:

•

a new five-and-one-half year collective bargaining agreement ratified by eight of the unions at Olin Brass’s principal facility in June 2008, which significantly reduced the number of job classifications, and provided Olin Brass with the ability to adjust staffing levels in line with production volume. We do not have any defined benefit pension and retiree health care obligations under the collective bargaining agreement and we do not offer a defined benefit pension or retiree health care benefits to our salaried workforce;

•	establishment of three independent business units with clear objectives and accountability for financial performance;

•	cash cost reductions from an approximately 20% reduction of salaried employee headcount;

•	acquisition of the order book, customer list and other assets of Bolton’s North American operations in January 2008;

•	increased margins from price increases and rationalization of our product mix to focus resources on products that provide attractive margins and growth opportunities;

•	inventory reductions of 62.9 million pounds, or 42.7%, from 147.2 million at November 19, 2007 to 84.3 million pounds at December 31, 2012, reducing working capital needs; and

•	closing certain facilities at A.J. Oster and consolidating operations.

The net result of the transformation is a company with higher margins, lower costs and lower working capital requirements. As of December 31, 2012, we had reduced our breakeven point by approximately 45% since the acquisition date. Breakeven is defined as the volume level at which contribution margin (adjusted sales less variable conversion costs) equals the total of fixed manufacturing overhead and selling, general and administrative expenses (excluding the various items that are excluded from Consolidated Adjusted EBITDA). In an economic upturn, these factors in combination with our available production capacity should enable us to capitalize on increased demand for our products and services, which will drive profitable growth.

Since December 31, 2007, we have reduced our long-term debt by 4.7% from $408.6 million to $389.5 million at December 31, 2012, paid dividends to Halkos of an aggregate of $202.5 million through December 31, 2012 and reduce our leverage from approximately 7.9x gross debt to Consolidated Adjusted EBITDA at December 31, 2007 to 3.4x as of December 31, 2012.

Refinancing Activities

On August 18, 2010, we completed a refinancing in which we replaced a then-existing $380.0 million asset-based revolving loan facility, which we refer to as the “2007 ABL Facility,” with a new $150.0 million four-year asset-based revolving loan facility, which we refer to as the “2010 ABL Facility,” and the $315.0 million Term Loan Facility. We used a portion of the proceeds from the refinancing to repay an existing $60.0 million collateralized term loan from an affiliate of KPS and fund a $42.5 million dividend to Halkos. In June 2012, in the ABL Amendment, we amended and extended the 2010 ABL Facility to mature on June 1, 2017 and increased the commitments under the facility to $200.0 million, which we refer to as the “ABL Facility.” On June 1, 2012, we completed a refinancing, which included the issuance of $375.0 million in aggregate principal amount of Senior Secured Notes by Global Brass and Copper, Inc. The Senior Secured Notes are guaranteed by Holdings and substantially all of Global Brass and Copper, Inc.’s existing and certain of its future wholly-owned U.S. subsidiaries. The Senior Secured Notes are collateralized by a senior-priority security interest in our fixed assets and by a junior-priority security interest in our accounts receivable and inventory. We used a portion of the proceeds from the Senior Secured Notes to repay in full the $266.5 million of principal outstanding under our Term Loan Facility. In the Term Loan Refinancing, we paid our lenders a total of $275.5 million, including the $266.5 million of principal, an early repayment premium of $8.0 million and accrued and unpaid interest of $1.0 million, and we recognized a $19.6 million loss on extinguishment of debt. Pursuant to the registration rights agreement governing the Senior Secured Notes, on October 7, 2013, Global Brass and Copper, Inc. completed the Exchange Offer to issue registered Senior Secured Notes (with substantially the same terms as the originally issued Senior Secured Notes) in exchange for the Senior Secured Notes that Global Brass and Copper, Inc. issued in a private offering on June 1, 2012.

Our refinancing activity has significantly reduced our reliance on asset-based borrowing for long-term financing, and reduced the risk to our ability to borrow in support of long-term financing requirements due to a decline in metal prices. The 2007 ABL Facility served two purposes—first, to finance the acquisition of the worldwide metals business of Olin Corporation in November 2007 and second, to finance subsequent working capital requirements. Under this prior financing structure, a drop in metal prices could have reduced the borrowing base to a level that would have required us to repay and refinance borrowings related to the initial acquisition. Following the August 2010 refinancing, our long-term asset investment has been financed by term debt (first the Term Loan Facility and now the Senior Secured Notes), the size of which is fixed and therefore independent of metal prices, and the ABL Facility is used primarily to finance working capital requirements.

Initial and Follow-on Public Offerings of Holdings

On May 29, 2013, we completed the IPO of 8,050,000 shares of our common stock, including 1,050,000 shares of our common stock sold in connection with the full exercise of the option to purchase additional shares granted to the underwriters, at a price to the public of $11.00 per share.

The shares began trading on the New York Stock Exchange on May 23, 2013 under the ticker symbol “BRSS.” Halkos, the sole stockholder of Global Brass and Copper Holdings prior to the IPO, sold all of the shares in the initial public offering and received all of the net proceeds from the offering. After giving effect to the IPO, Halkos beneficially owned approximately 61.5% of the outstanding common stock, as of September 30, 2013.

On October 1, 2013, we completed a follow-on public offering of 5,750,000 shares of our common stock, including 750,000 shares of common stock sold in connection with the full exercise of the option to purchase additional shares granted to the underwriters, at a price to the public of $16.50 per share. Halkos, our majority stockholder prior to the follow-on offering, sold all of the shares in the follow-on offering and received all of the net proceeds from the offering. After giving effect to the follow-on offering, Halkos beneficially owned approximately 34.4% of our outstanding common stock.

Key Factors Affecting Our Results of Operations

Metal Cost

We are a leading, value-added converter, fabricator, distributor and processor of specialized copper and brass products in North America. Our profitability is primarily driven by the value added from the manufacturing and fabrication of metal products, and not by fluctuations in the price of copper and metal. Our business model uses various methods to substantially reduce the financial impact of fluctuations in metal prices, such that our operating margins are largely unaffected by metal price trends. Nevertheless, metal price fluctuations will impact the total amount of our net sales, the cost of shrinkage loss, the impact of LIFO liquidations and our working capital requirements.

Shrinkage loss, which is primarily the loss of raw material that occurs in the melting and casting operations, is an inherent part of our metal casting process. While the shrinkage loss rate is very low relative to the total volume of metal casting, the cost of the shrinkage loss and its impact on financial performance increases as metal prices increase.

We sell our products on a “toll” and “non-toll” basis. For sales on a toll basis, our customer is responsible for metal procurement. For sales on a non-toll basis, we assume responsibility for metal procurement and then recover the metal replacement cost from the customer. During the year ended December 31, 2012, 75.9% of our unit sales volume was on a non-toll basis. For sales on a non-toll basis, we use our balanced book approach, discussed below, to substantially reduce the impact of metal price movements on earnings and operating margins.

The raw materials component of inventories that is valued on a LIFO basis comprises approximately 73% and 70% of total inventory at September 30, 2013 and December 31, 2012, respectively. Under the LIFO inventory valuation method, changes in the cost of raw materials and production activities are recognized in cost of sales in the current period. The impact of LIFO accounting on our financial results may be significant with respect to period-to-period comparisons. During 2012 and 2011 inventory quantities were reduced, resulting in a liquidation of LIFO inventory layers carried at lower costs prevailing in prior years as compared with current costs. The effect of this reduction of inventory decreased cost of sales by $4.8 million and $15.2 million during 2012 and 2011, respectively.

Metal prices will also impact our investment in working capital because our collection terms with our customers are longer than our payment terms to our suppliers, so when metal prices increase, even if the number of pounds processed does not change, our working capital requirements will also increase. In 2012, the spread between our receivable collection cycle and purchase payment cycle was approximately 20 days. As a result, when metal prices are rising, we tend to draw more on the ABL Facility to cover the cash flow delay between material replacement purchase and cash collection. When metal prices fall, we replace our metal at a lower cost than the metal content of cash collections and generally reduce our use of the ABL Facility. We believe that our cash flow from operations, supplemented with cash available under the ABL Facility, will provide sufficient liquidity to meet our needs in the current metal price environment.

Balanced Book

Most of our sales volume is from non-toll customers. During the fiscal year ended December 31, 2012, non-toll sales accounted for 75.9% of our volume. To substantially reduce the financial impact of metal price volatility on earnings and operating margins, we use our balanced book approach for non-toll sales to offset forward metal sales with forward metal purchases. Using our balanced book approach, we seek to minimize the financial impact of metal price movements in the period between date of order and date of shipment by matching the timing, quantity and price of the metal cost recovery component of net sales made on a non-toll basis with the timing, quantity and price of the replacement metal purchases. Our balanced book approach has improved the consistency of our margins despite underlying copper price volatility.

For any non-toll sale we achieve our balanced book through one of the following three mechanisms:

•

Metal sales and replacement purchases on “price date of shipment” terms, meaning that metal sale prices and the metal replacement prices are set on the date of shipment. The customer bears the risk of metal price changes from the date of order to the date of shipment, so all fluctuations in metal costs are passed through to the customer.

•

Metal sales and replacement purchases on a “firm price basis”, meaning that metal sale prices are fixed on the order date, and a matching replacement purchase at a fixed price is established with a metal supplier. The supplier therefore bears the risk of metal price changes from the date of order to the date of shipment.

•

Metal sales on a firm price basis in circumstances where a matching firm price purchase is unavailable. In this situation, we execute a forward purchase on “price date of shipment” terms and enter into a financial derivative transaction in the form of a forward purchase contract. The impact of price changes from date of order to the date of shipment on the previously required metal replacement purchase is offset by gains or losses on the derivative contract. The derivative counterparty bears the risk of metal price changes from the date of order to the date of shipment.

Price date of shipment transactions accounted for approximately 65% of non-toll unit sales volume in the year ended December 31, 2012. Firm price basis transactions that are supported with either firm price replacement purchases or price date of shipment replacement purchases plus a derivative contract accounted for the remaining approximately 35% of non-toll volume for the year ended December 31, 2012.

Metal Cost Hedging

In the ordinary course of business, we use derivative contracts in support of our balanced book approach. These derivative contracts are not accounted for as hedges but are recorded at fair value in accordance with ASC Topic 820. Unrealized and realized gains and losses are reported in cost of sales.

Other Initiatives

We have also implemented the following initiatives to improve margins, increase profitability and reduce working capital requirements:

•	market-driven product mix improvements;

•	management-led product portfolio enhancements;

•	development of dedicated supply chain organizations in each business unit which have begun the implementation of robust sales and operations planning systems across the business units;

•	management-led productivity and production enhancements; and

•	establishment of more rigid business rules resulting in reduced customer optionality and improved pricing across our product portfolio.

Company Outlook

Prior to the economic downturn beginning in 2007, demand for SSP and rod products in North America had been relatively stable, with the SSP market averaging consumption of 1.1 billion pounds per annum from 2001 to 2007, and the rod market averaging 835 million pounds per annum from 2001 to 2007. Compared to 2010, total industry demand for brass strip decreased in 2011 by 6% from 864 million pounds to 808 million pounds, and total industry demand for brass rod remained constant at 549 million pounds in 2010 and 2011. Most recently, total North American demand for brass strip increased by 2% from 808 million pounds in 2011 to 824 million pounds in 2012. Total industry demand for North American shipments of copper and brass, sheet and strip products from distribution centers and rerolling facilities decreased by 5% from 186 million pounds in 2011 to 177 million pounds in 2012. Total industry demand for brass rod decreased by 3% from 549 million pounds to 533 million pounds. While the 2012 total demand statistics reflect some recovery from 2009 levels, they still do not match levels of demand prior to the recession. The recovery from the recent economic downturn has been uneven and at times slower than desired, but when general U.S. economic conditions improve, we expect to see growth in demand for copper and copper-alloy SSP products increase from 2012 levels toward pre-recession historic levels. A return to pre-recession historic levels would provide us with significant growth opportunities and increased profitability given our much lower breakeven point.

Demand for our product is driven predominantly by five sectors: building and housing, munitions, automotive, electrical/electronic and coinage. The building and housing sector, as measured by new housing starts, has been very depressed since 2008, with an average of approximately 659,000 units annually during 2010-2012 compared to an average of 1,760,000 per annum from 2001-2007. The sector improved in 2012 but remained weak as compared to historical build rates. Beginning in 2013, we have seen a positive trend in leading market indicators related to housing, although the housing market recovery has been uneven at times due to changes in the actual or potential interest rate environment as well as other factors. While our sales into the building and housing end market are positively affected by housing starts and construction and remodeling activity, the correlation between housing statistics and our sales is not entirely direct. Our key products are typically installed late in the housing construction cycle, meaning there is an inherent lag in volumes, and sales of our building and housing products can be affected by factors such as housing mix (unit size, unit price point and the mix of multi-family versus single-family construction). Sales of our products can also be impacted by the actual timing of housing starts and completions as well as to changes in the materials and fixtures used in construction that may contain fewer copper products or materials and fixtures than were used in the past. Munitions demand continues to be solid as military demand remains stable at healthy levels and commercial demand is robust. In addition, Olin Brass renewed a long-term contract in 2012 with ATK, who is under contract with the U.S. Army to supply small-caliber ammunition through September 2019. Olin Brass is under contract to supply ATK with certain materials required by ATK to meet its contract obligations to the U.S. Army. The automotive sector is dependent on the level of consumer spending and replacement needs. Automotive demand is also below historical averages, with average automobile sales of 12.9 million units per annum during 2010-2012 compared to an average of 16.7 million per annum from 2001-2007. The sector improved in 2012 but remained weak as compared to historical automobile sales as the average age of automobiles continues to rise. Electrical/electronic end uses include a wide range of applications, from medical to computers to aviation, and demand is largely correlated to general economic activity. Coinage is directly tied to consumer transactions and was at historical low levels in 2008-2010. In 2011, coinage volumes began to increase, and with the exception of volumes related to the $1 coin (whose production was suspended at the end of 2011), coinage demand improved further in 2012. In addition, Olin Brass renewed a long-term contract with the U.S. Mint in 2012 to extend the supply agreement through 2017.

We believe that in addition to the growth that we expect to experience upon a return to more normalized levels of demand, there are a number of growth opportunities that could create a considerable increase in demand, for copper and copper-alloy SSP products, including CuVerro™ anti-microbial products and fixtures. Olin Brass has completed the Federal and state registration processes necessary to market its CuVerro™ materials as having anti-microbial properties and have licensed more than a dozen exclusive component manufacturers to market CuVerro™ products to the healthcare industry. Additionally, the COINS Act, which was first introduced in the U.S. House of Representatives and U.S. Senate on September 20, 2011 and January 31, 2012, respectively, and reintroduced in the U.S. Senate and U.S. House of Representatives on June 6, 2013 and October 22, 2013, respectively, is intended to modernize the U.S. currency system by replacing $1 notes with $1 coins. However, in December 2013, three members of the Federal Reserve Board of Governors issued a report that concluded that a transition to the $1 coin would result in higher net costs to the Federal government and to the public, which contrasts with previous reports by the Government Accountability Office that there would be a net benefit of approximately $146 million per year from a transition. Although it is uncertain when or if a transition to the $1 coin will be implemented, we anticipate a significant increase in the size of the coinage market if the U.S. transitions to the $1 coin and eliminates the dollar bill.

For brass rod demand, we anticipate a slow, gradual recovery influenced by increasing demand in building and construction. The Federal Reduction of Lead in Drinking Water Act has mandated the use of lead-free and low-lead conduits in all drinking water plumbing devices sold after January 2014. This regulatory shift represents a significant growth opportunity for North American manufacturers of lead-free and low-lead materials made from brass rod. Management anticipates this regulatory change to accelerate the increasing demand for high-quality, lead-free and low-lead products occurring because of existing state regulations.

In our distribution business, we anticipate further consolidation and rationalization to occur given the amount of excess processing capacity that exists across the United States. Management also anticipates that distributors will continue to be an important supply-channel alternative as end users work to mitigate the increased costs associated with financing their working capital needs (which are driven, in part, by high metal prices). Finally, management believes North American consumer demand has largely been satisfied by North American SSP. Offshore supply of a narrow range of SSP has historically represented a small proportion of total North American supply. On March 21, 2012, the ITC Commissioners voted to continue antidumping orders for brass sheet and strip from Germany, Italy, France, and Japan. The brass rod market has been affected recently by increased foreign competition including increased imports due to the KORUS FTA which became effective on March 15, 2012. The reduction in prices of Korean products resulting from the KORUS FTA has increased the ability of Korean manufacturers to compete with our products and has had a negative effect on our business, which, to date, has been limited but could become more significant in the future. Future levels of imported rod will be influenced by factors including domestic capacity and pricing levels, as well as costs in the import supply chain.

For the three months ended September 30, 2013, we sold 132.0 million pounds of products, compared to 124.4 million pounds for the three months ended September 30, 2012, and we generated net sales of $439.3 million and adjusted sales of $139.7 million. For the three months ended September 30, 2012, we generated net sales of $394.0 million and adjusted sales of $130.9 million. For the three months ended September 30, 2013, net income attributable to Global Brass and Copper Holdings, Inc. was $9.9 million, compared to $11.0 million for the three months ended September 30, 2012. For the three months ended September 30, 2013, Consolidated Adjusted EBITDA was $30.5 million, or $0.23 per pound shipped, compared to $30.4 million, or $0.24 per pound shipped for the three months ended September 30, 2012.

Consolidated Adjusted EBITDA and adjusted sales are non-GAAP financial measures. See “—Non-GAAP Measures”. The following table presents a reconciliation of net sales to adjusted sales for the three months ended September 30, 2013 and 2012:

	Three Months Ended September 30,		Change: 2013 vs. 2012
(in millions, except per pound values)	2013	2012	Amount	Percent
Pounds shipped(a)	132.0	124.4	7.6	6.1%
Net sales	$439.3	$394.0	$45.3	11.5%
Metal component of net sales	299.6	263.1	36.5	13.9%

Adjusted sales	$139.7	$130.9	$8.8	6.7%

(a)	Amounts exclude quantity of unprocessed metals sold.

Below is a reconciliation of net income attributable to Global Brass and Copper Holdings, Inc. to Consolidated EBITDA and Consolidated Adjusted EBITDA for the three months ended September 30, 2013 and 2012:

	Three Months Ended September 30,
(in millions)	2013	2012
Net income attributable to Global Brass and Copper Holdings, Inc.	$9.9	$11.0
Interest expense	10.1	9.9
Provision for income taxes	5.3	6.8
Depreciation expense	2.1	1.7
Amortization expense	—	—

Consolidated EBITDA	$27.4	$29.4
Loss (gain) on derivative contracts(a)	1.0	(0.3)
Non-cash accretion of income of Dowa Joint Venture(b)	(0.1)	(0.1)
Management fees(c)	—	0.2
Specified legal/professional expenses(d)	1.4	0.9
Lower of cost or market adjustment to inventory(e)	—	0.3
Share-based compensation expense(f)	0.8	—

Consolidated Adjusted EBITDA	$30.5	$30.4

(a)	Represents unrealized gains and losses on derivative contracts in support of our balanced book approach and unrealized gains and losses associated with derivative contracts with respect to electricity and natural gas costs.

(b)	As a result of the application of purchase accounting in connection with the November 2007 acquisition, no carrying value was initially assigned to our equity investment in the Dowa Joint Venture. This adjustment represents the accretion of equity in the Dowa Joint Venture at the date of the acquisition over a 13-year period (which represents the estimated useful life of the technology and patents of the joint venture). See note 5 to our unaudited consolidated financial statements, which are included elsewhere in this prospectus.

(c)	The 2012 amount represents a portion of the annual advisory fees payable to affiliates of KPS. See note 12 to our unaudited consolidated financial statements, which are included elsewhere in this prospectus.

(d)	Specified legal/professional expenses for the three months ended September 30, 2013 includes $1.4 million of professional fees for accounting, tax, legal and consulting services related to costs incurred as a publicly traded company, including follow-on offering costs and costs associated with the Exchange Offer. Specified legal/professional expenses for the three months ended September 30, 2012 includes $0.9 million of professional fees for accounting, tax, legal and consulting services related to the Exchange Offer and public company readiness efforts.

(e)	Represents a non-cash lower of cost or market charge for the write down of inventory recorded during the three months ended September 30, 2012.

(f)	Represents share-based compensation expense resulting from the grant of non-qualified stock options, restricted stock and performance-based shares to certain employees and members of our management and our Board of Directors.

Non-GAAP Measures

In addition to the results reported in accordance with U.S. GAAP, we have provided information regarding “Consolidated EBITDA”, “Segment EBITDA”, “Consolidated Adjusted EBITDA”, “Segment Adjusted EBITDA”, and “Adjusted sales”, each of which is defined below.

EBITDA-Based Measures

We define Consolidated EBITDA as net income (loss) attributable to Global Brass and Copper Holdings, Inc., adjusted to exclude interest expense, provision for (benefit from) income taxes and depreciation and amortization expense. Segment EBITDA is defined by us as income (loss) before provision for (benefit from) income taxes and equity income, adjusted to exclude interest expense and depreciation and amortization expense, in each case, to the extent such items are attributable to such segment.

We use Consolidated EBITDA only to calculate Consolidated Adjusted EBITDA. Consolidated Adjusted EBITDA is Consolidated EBITDA, further adjusted to exclude extraordinary gains from the bargain purchase that occurred in the acquisition of the worldwide metals business of Olin Corporation, realized and unrealized gains and losses related to the collateral hedge contracts that were required under our 2007 ABL Facility, unrealized gains and losses on derivative contracts in support of our balanced book approach, unrealized gains and losses associated with derivative contracts related to electricity and natural gas costs, non-cash gains and losses due to lower of cost or market adjustments to inventory, LIFO-based gains and losses due to the depletion of a LIFO layer of metal inventory, non-cash compensation expense related to payments made to members of our management by Halkos, share-based compensation expense, loss on extinguishment of debt, non-cash income accretion related to the Dowa Joint Venture, management fees paid to affiliates of KPS, restructuring and other business transformation charges, specified legal and professional expenses and certain other items.

We use Segment EBITDA only to calculate Segment Adjusted EBITDA. Segment Adjusted EBITDA is Segment EBITDA, further adjusted to exclude unrealized gains and losses on derivative contracts in support of our balanced book approach, unrealized gains and losses associated with derivative contracts related to electricity and natural gas costs, non-cash gains and losses due to lower of cost or market adjustments to inventory, LIFO-based gains and losses due to the depletion of a LIFO layer of metal inventory, non-cash compensation expense related to payments made to certain employees by Halkos, share-based compensation expense, loss on extinguishment of debt, and non-cash income accretion related to the Dowa Joint Venture, in each case, to the extent such items are attributable to the relevant segment.

We present the above-described EBITDA-based measures because we consider them important supplemental measures and believe they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. Nevertheless, our EBITDA-based measures may not be comparable to similarly titled measures presented by other companies.

We present Consolidated Adjusted EBITDA as a supplemental measure of our performance because we believe it represents a meaningful presentation of the financial performance of our core operations, without the impact of the various items excluded, in order to provide period-to-period comparisons that are more consistent and more easily understood. Management uses Consolidated Adjusted EBITDA per pound in order to measure the effectiveness of the balanced book approach in reducing the financial impact of metal price volatility on earnings and operating margins, and to measure the effectiveness of our business transformation initiatives in improving earnings and operating margins. In addition, Segment Adjusted EBITDA is the key metric used by our Chief Operating Decision Maker to evaluate the business performance of our segments in comparison to budgets, forecasts and prior-year financial results, providing a measure that management believes reflects our core operating performance. Measures similar to Consolidated Adjusted EBITDA, namely “EBITDA” and “Adjusted EBITDA”, are defined and used in the agreements governing the ABL Facility and the Senior Secured Notes to determine compliance with various financial covenants and tests.

Our EBITDA-based measures have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results as reported under U.S. GAAP. Some of these limitations are:

•	they do not reflect every expenditure, future requirements for capital expenditures or contractual commitments;

•	they do not reflect the significant interest expense or the amounts necessary to service interest or principal payments on our debt;

•	they do not reflect income tax expense, and because the payment of taxes is part of our operations, tax expense is a necessary element of our costs and ability to operate;

•

although depreciation and amortization are eliminated in the calculation of EBITDA-based measures, the assets being depreciated and amortized will often have to be replaced or require improvements in the future, and our EBITDA-based measures do not reflect any costs of such replacements or improvements;

•	they do not reflect the impact of earnings or charges resulting from matters we consider not to be indicative of our ongoing operations;

•	segment-based measures do not reflect the elimination of intercompany transactions, including those between Olin Brass and A.J. Oster;

•	they do not reflect limitations on our costs related to transferring earnings from our subsidiaries to us; and

•	other companies in our industry may calculate these measures differently from the way we do, limiting their usefulness as comparative measures.

We compensate for these limitations by using our EBITDA-based measures along with other comparative tools, together with GAAP measurements, to assist in the evaluation of operating performance. Such GAAP measurements include operating income (loss), net income (loss), cash flows from operations and other cash flow data. We have significant uses of cash, including capital expenditures, interest payments, debt principal repayments, taxes and other non-recurring charges, which are not reflected in our EBITDA-based measures.

Our EBITDA-based measures are not intended as alternatives to net income (loss) as indicators of our operating performance, as alternatives to any other measure of performance in conformity with GAAP or as alternatives to cash flow provided by operating activities as measures of liquidity. You should therefore not place undue reliance on our EBITDA-based measures or ratios calculated using those measures. Our GAAP-based measures can be found in our consolidated financial statements and the related notes thereto included elsewhere in this prospectus.

Adjusted sales

Adjusted sales is defined as net sales less the metal component of net sales. Net sales is the most directly comparable GAAP measure to adjusted sales. Adjusted sales represents the value-added premium we earn over our conversion and fabrication costs. Management uses adjusted sales on a consolidated basis to monitor the revenues that are generated from our value-added conversion and fabrication processes excluding the effects of fluctuations in metal costs, reflecting our toll sales and our balanced book approach for non-toll sales. We believe that Adjusted sales supplements our GAAP results to provide a more complete understanding of the results of our business, and we believe it is useful to our investors and other parties for these same reasons. Adjusted sales may not be comparable to similarly titled measures presented by other companies and is not a measure of operating performance or liquidity defined by GAAP.

Revision of Prior Period Financial Statements

Our financial information as of and for the nine months ended September 30, 2012 in this discussion and analysis reflects those revisions disclosed in note 1, “Basis of Presentation and Principles of Consolidation” to our unaudited consolidated financial statements included elsewhere in this prospectus. Our financial information as of December 31, 2011 and 2010 and for the years ended December 31, 2011 and 2010 discussed in this discussion and analysis reflects those revisions discussed in note 2, “Summary of Significant Accounting Policies” to our audited consolidated financial statements included elsewhere in this prospectus.

Results of Operations

Consolidated Results of Operations for the Nine Months Ended September 30, 2013, Compared to the Nine Months Ended September 30, 2012.

	Nine Months Ended September 30,				Change: 2013 vs. 2012
(in millions)	2013	% of Net Sales	2012	% of Net Sales	Amount	Percent
Net sales	$1,345.7	100.0%	$1,254.3	100.0%	$91.4	7.3%
Cost of sales	1,201.8	89.3%	1,112.9	88.7%	88.9	8.0%

Gross profit	143.9	10.7%	141.4	11.3%	2.5	1.8%
Selling, general and administrative expenses(a)	92.6	6.9%	73.2	5.8%	19.4	26.5%

Operating income	51.3	3.8%	68.2	5.4%	(16.9)	(24.8%)
Interest expense	29.9	2.2%	29.9	2.4%	—	0.0%
Loss on extinguishment of debt	—	0.0%	19.6	1.6%	(19.6)	(100.0%)
Other expense, net	0.3	0.0%	0.1	0.0%	0.2	200.0%

Income before provision for income taxes and equity income	21.1	1.6%	18.6	1.5%	2.5	13.4%
Provision for income taxes	17.8	1.3%	14.0	1.1%	3.8	27.1%

Income before equity income	3.3	0.2%	4.6	0.4%	(1.3)	(28.3%)
Equity income, net of tax	1.1	0.1%	0.7	0.1%	0.4	57.1%

Net income	4.4	0.3%	5.3	0.4%	(0.9)	(17.0%)
Less: Net income attributable to noncontrolling interest	0.2	0.0%	0.3	0.0%	(0.1)	(33.3%)

Net income attributable to Global Brass and Copper Holdings, Inc.	$4.2	0.3%	$5.0	0.4%	$(0.8)	(16.0%)

Consolidated Adjusted EBITDA	$96.9	7.2%	$94.4	7.5%	$2.5	2.6%

(a)	Amounts include non-cash profits interest compensation expense of $29.3 million and $19.5 million for the nine months ended September 30, 2013 and 2012, respectively.

Net sales

Net sales increased by $91.4 million, or 7.3%, from $1,254.3 million for the nine months ended September 30, 2012 to $1,345.7 million for the nine months ended September 30, 2013. Net sales increased by $27.3 million due to an increase in volume, by $87.2 million as a result of the sales of unprocessed metal and by $2.8 million as a result of higher average selling prices in the nine months ended September 30, 2013. These increases were partially offset by lower metal prices, which decreased net sales by $25.9 million. Metal prices reflect the replacement cost recovery from the customer, whereas the sales prices represent the pricing component of adjusted sales, which we define as the excess of net sales over the metal cost recovery component of net sales.

Volume increased by 15.8 million pounds, or 4.1%, from 386.1 million pounds for the nine months ended September 30, 2012 to 401.9 million pounds for the nine months ended September 30, 2013. The increase in volume was the result of higher demand in building and housing, munitions, coinage and automotive end markets. These increases were partially offset by lower demand in the electronics/electrical components end market resulting from increased competition from foreign imports. Additionally, volume growth in the building and housing end market was dampened by foreign competition.

The metal cost recovery component of net sales increased by $72.4 million, or 8.5%, from $851.7 million for the nine months ended September 30, 2012 to $924.1 million for the nine months ended September 30, 2013.

Higher volume increased the metal cost recovery component of net sales by $11.1 million in the nine months ended September 30, 2013 as compared to the same period in 2012. Additionally, sales of unprocessed metal increased the metal cost recovery component of net sales by $87.2 million in the nine months ended September 30, 2013. Partially offsetting the increase in the metal cost recovery component of net sales was the change in customer mix and lower metal prices, which decreased the metal cost recovery component of net sales by $25.9 million. The metal cost recovery component of net sales per pound of finished product shipped increased by 4.1%, due primarily to the inclusion of the sales of unprocessed metal, the quantity of which is not included in pounds shipped. The metal cost recovery component of net sales per pound of finished product sold excluding the sales of unprocessed metal (the quantity of which is not included in pounds shipped) decreased by 5.6%, primarily as a result of a 7.2% decrease in the average daily copper prices reported by COMEX.

Adjusted sales

Adjusted sales, the excess of net sales over the metal cost recovery component of net sales, increased by $19.0 million, or 4.7%, from $402.6 million for the nine months ended September 30, 2012 to $421.6 million for the nine months ended September 30, 2013. Higher volume and higher average selling prices contributed $16.2 million and $2.8 million, respectively, to the increase. Adjusted sales per pound increased in the nine months ended September 30, 2013 by 1.0% compared to the same period in 2012 which was the result of a net increase in average selling prices at the segment level, partially offset by the shift in product mix within each segment.

Adjusted sales is a non-GAAP financial measure. See “—Non-GAAP Measures—Adjusted sales”. The following table presents a reconciliation of net sales to Adjusted sales and net sales per pound to Adjusted sales per pound:

	Nine Months Ended September 30,		Change: 2013 vs. 2012
(in millions, except per pound values)	2013	2012	Amount	Percent
Pounds shipped(a)	401.9	386.1	15.8	4.1%
Net sales	$1,345.7	$1,254.3	$91.4	7.3%
Metal component of net sales	924.1	851.7	72.4	8.5%

Adjusted sales	$421.6	$402.6	$19.0	4.7%

$ per pound shipped
Net sales per pound	$3.35	$3.25	$0.10	3.1%
Metal component of net sales per pound	2.30	2.21	0.09	4.1%

Adjusted sales per pound	$1.05	$1.04	$0.01	1.0%

Average copper price per pound reported by COMEX	$3.36	$3.62	$(0.26)	(7.2%)

(a)	Amounts exclude quantity of unprocessed metals sold.

Gross profit

Gross profit increased by $2.5 million, or 1.8%, from $141.4 million for the nine months ended September 30, 2012 to $143.9 million for the nine months ended September 30, 2013. Gross profit per pound shipped decreased from $0.37 for the nine months ended September 30, 2012 as compared to $0.36 for the nine months ended September 30, 2013.

Gross profit for the nine months ended September 30, 2013 included a loss of $1.1 million related to net unrealized losses on derivative contracts and a charge of $0.3 million related to non-cash lower of cost or market charges for the write down of inventory. Gross profit for the nine months ended September 30, 2012 included a gain of $1.5 million related to net unrealized gains on derivative contracts and a $0.3 million non-cash lower of cost or market charge for the write-down of inventory. We exclude the above items in calculating Segment Adjusted EBITDA and Consolidated Adjusted EBITDA. See “—Non-GAAP Measures—EBITDA-Based Measures”.

Depreciation expense included in gross profit increased from $4.2 million for the nine months ended September 30, 2012 to $5.2 million for the nine months ended September 30, 2013. The increase is attributable to an increase in our depreciable asset base from $78.3 million at September 30, 2012 to $100.3 million at September 30, 2013.

Several other offsetting factors increased gross profit by $6.1 million in the nine months ended September 30, 2013 as compared to the same period in 2012. Higher volume, higher average selling prices and lower shrinkage costs due to lower metal costs and higher yields contributed $3.3 million, $2.9 million and $2.3 million, respectively, to the increase in gross profit. These factors were partially offset by higher manufacturing conversion costs of $2.4 million, of which an estimated $1.0 million was associated with our ongoing operational improvement efforts and development of our information systems.

Selling, general and administrative expenses

Selling, general and administrative expenses increased by $19.4 million, or 26.5%, from $73.2 million for the nine months ended September 30, 2012 to $92.6 million for the nine months ended September 30, 2013.

Non-cash compensation charges for vested profits interest shares included in selling, general and administrative expenses were $8.9 million and $19.5 million for the nine months ended September 30, 2013 and 2012, respectively. Additionally, in the nine months ended September 30, 2013, Halkos modified its operating agreement to eliminate its right to acquire all or a portion of the Class B Shares. This modification to its operating agreement triggered the recognition of $20.4 million of incremental non-cash compensation expense.

During the nine months ended September 30, 2013, in connection with the IPO, we terminated our Management Services Agreement with affiliates of the KPS Funds prior to the expiration of the initial term and were required to pay an early termination fee equal to the value of the advisory fee that would have otherwise been payable to affiliates of the KPS Funds through the end of the Management Services Agreement. We paid affiliates of the KPS Funds $4.5 million related to our early termination and all unpaid management advisory fees and recorded the charges in selling, general and administrative expenses. The management advisory fees for the nine months ended September 30, 2013 and 2012 were $0.3 million and $0.7 million, respectively.

We incurred professional fees for accounting, tax, legal and consulting services related to costs incurred as a publicly traded company, including IPO efforts, follow-on offering costs and costs associated with the Exchange Offer, of $2.9 million during the nine months ended September 30, 2013. We incurred professional fees for accounting, tax, legal and consulting services related to our Exchange Offer and public company readiness efforts of $2.0 million during the nine months ended September 30, 2012. Additionally, for the nine months ended September 30, 2013, we recognized $1.0 million related to share-based compensation resulting from the grant of non-qualified stock options, restricted stock and performance-based shares to certain employees and members of our management and our Board of Directors.

For the nine months ended September 30, 2013, we increased the allowance for doubtful accounts by $0.1 million compared to a decrease of $0.6 million for the nine months ended September 30, 2012, which in both cases was due to management’s change in the estimate of the recoverability of accounts receivable.

Several other offsetting factors contributed to the remaining $2.9 million increase in selling, general and administrative expenses in the nine months ended September 30, 2013 as compared to the same period in 2012. Other selling, general and administrative costs associated with marketing and product development, labor contract negotiations and development of our information systems increased by an estimated $1.7 million, salaries, benefits and incentive compensation increased by $1.8 million and outside services increased by $0.2 million, partially offset by a decrease in other professional fees for accounting, tax, legal and consulting services of $0.5 million and a decrease in other miscellaneous selling, general and administrative expenses of $0.3 million.

Operating income

Operating income decreased by $16.9 million, or 24.8%, from $68.2 million for the nine months ended September 30, 2012 to $51.3 million for the nine months ended September 30, 2013 due to the changes in gross profit and selling, general and administrative expenses described above.

Interest expense

Interest expense remained flat at $29.9 million for the nine months ended September 30, 2013 compared to the same period of the prior year. While the total interest expense remained constant, the interest on principal increased due to higher average borrowings on our debt facilities of $388.0 million in 2013 as compared to $346.6 million in 2012 and was partially offset by lower interest rates (a weighted average of 9.30% per annum during 2013 compared to 9.51% per annum during 2012), as well as by the decrease in amortization of debt discount and debt issuance costs.

The following table summarizes the components of interest expense:

	Nine Months Ended September 30,
(in millions)	2013	2012
Interest on principal	$27.4	$25.1
Interest rate cap agreements	—	0.2
Amortization of debt discount and issuance costs	1.8	3.9
Other borrowing costs(a)	0.7	0.7

Interest expense	$29.9	$29.9

(a)	Includes fees related to letters of credit and unused line of credit fees.

Loss on extinguishment of debt

In connection with the termination prior to maturity of the Term Loan Facility, we recognized $19.6 million as loss from extinguishment of debt for the nine months ended September 30, 2012. The loss on extinguishment of debt includes $7.1 million of unamortized debt issuance costs and $4.9 million of unamortized debt discount as well as $6.4 million of call premium and $0.1 million of professional service fees related to the early termination. Additionally, $1.1 million of costs associated with the issuance of the Senior Secured Notes was expensed as incurred in accordance with ASC 470-50, Modifications and Extinguishments.

Other expense, net

We recorded other expense, net of $0.3 million for the nine months ended September 30, 2013 compared to $0.1 million for the nine months ended September 30, 2012.

Provision for income taxes

The provision for income taxes was $17.8 million for the nine months ended September 30, 2013 compared to $14.0 million for the nine months ended September 30, 2012. The change in the provision for income taxes was primarily due to the increase in the income before provision for income taxes and equity income of $2.5 million for the nine months ended September 30, 2013 as compared to the same period in 2012, as well as the increase in non-deductible non-cash compensation of $9.8 million for the nine months ended September 30, 2013, as compared to the same period in 2012. The effective income tax rate was 84.4% and 75.4% for the nine months ended September 30, 2013 and 2012, respectively, which was primarily due to the aforementioned non-deductible non-cash compensation of $29.3 million and $19.5 million in the nine months ended September 30, 2013 and 2012, respectively.

The following table summarizes the effective income tax rate components for the nine months ended September 30, 2013 and 2012:

	Nine Months Ended September 30,
	2013	2012

Statutory provision rate	35.0%	35.0%

Permanent differences and other items
State tax provision	7.9%	3.6%
Section 199 manufacturing credit	(6.9%)	(2.8%)
Return to provision adjustments / Uncertain tax positions	(1.4%)	(3.1%)
Non-deductible non-cash compensation	48.7%	41.2%
Other	1.1%	1.5%

Effective income tax rate	84.4%	75.4%

Equity income

Equity income, net of tax, increased by $0.4 million from $0.7 million for the nine months ended September 30, 2012 to $1.1 million for the nine months ended September 30, 2013.

Net income attributable to Global Brass and Copper Holdings, Inc.

Net income attributable to Global Brass and Copper Holdings, Inc. decreased by $0.8 million, or 16.0%, from $5.0 million for the nine months ended September 30, 2012 to $4.2 million for the nine months ended September 30, 2013 due to an increase in selling, general and administrative expenses, including non-cash compensation expense for vested profits interest shares and early termination management advisory fees in connection with the IPO, as well as an increase in the provision for income taxes, partially offset by the loss on extinguishment of debt in 2012, as described above.

Consolidated Adjusted EBITDA

Consolidated Adjusted EBITDA increased by $2.5 million, or 2.6%, from $94.4 million for the nine months ended September 30, 2012 to $96.9 million for the nine months ended September 30, 2013. The increase was due to higher volume of $3.3 million, higher average selling prices of $2.9 million, lower shrinkage cost due to lower metal costs and higher yields of $2.3 million, a decrease of $0.5 million in other professional fees for accounting, tax, legal and consulting services and a $0.3 million decrease in other miscellaneous selling general and administrative expenses. Partially offsetting the increase were higher manufacturing conversion costs of $2.4 million, of which an estimated $1.0 million was associated with our ongoing operational improvement efforts and development of our information systems, an increase in salaries, benefits and incentive compensation of $1.8 million, an increase in outside services of $0.2 million, and an increase in other selling, general and administrative expenses of $1.7 million associated with marketing and product development, labor contract negotiations and development of our information systems, as well as the change in accounts receivable recoverability estimate resulting in the increase in the allowance for doubtful accounts of $0.1 million in the nine months ended September 30, 2013 (compared to a decrease of $0.6 million for the nine months ended September 30, 2012).

Consolidated EBITDA and Consolidated Adjusted EBITDA are non-GAAP financial measures. See “—Non-GAAP Measures—EBITDA-Based Measures”.

Below is a reconciliation of net income attributable to Global Brass and Copper Holdings, Inc. to Consolidated EBITDA and Consolidated Adjusted EBITDA for the nine months ended September 30, 2013 and 2012:

	Nine Months Ended September 30,
(in millions)	2013	2012
Net income attributable to Global Brass and Copper Holdings, Inc.	$4.2	$5.0
Interest expense	29.9	29.9
Provision for income taxes	17.8	14.0
Depreciation expense	6.0	4.8
Amortization expense	0.1	0.1

Consolidated EBITDA	$58.0	$53.8
Loss (gain) on derivative contracts(a)	1.1	(1.5)
Non-cash accretion of income of Dowa Joint Venture(b)	(0.5)	(0.5)
Loss on extinguishment of debt(c)	—	19.6
Non-cash Halkos profits interest compensation expense(d)	29.3	19.5
Management fees(e)	4.8	0.7
Specified legal/professional expenses(f)	2.9	2.0
Lower of cost or market adjustment to inventory(g)	0.3	0.3
Share-based compensation expense(h)	1.0	—
Other adjustments(i)	—	0.5

Consolidated Adjusted EBITDA	$96.9	$94.4

(a)	Represents unrealized gains and losses on derivative contracts in support of our balanced book approach and unrealized gains and losses associated with derivative contracts with respect to electricity and natural gas costs.

(b)	As a result of the application of purchase accounting in connection with the November 2007 acquisition, no carrying value was initially assigned to our equity investment in the Dowa Joint Venture. This adjustment represents the accretion of equity in the Dowa Joint Venture at the date of the acquisition over a 13-year period (which represents the estimated useful life of the technology and patents of the joint venture). See note 5 to our unaudited consolidated financial statements, which are included elsewhere in this prospectus.

(c)	Represents the loss on the extinguishment of debt recognized in connection with the termination prior to maturity of the Term Loan Facility.

(d)	The 2013 amount includes $20.4 million that represents incremental non-cash compensation as a result of the modification made to the Halkos LLC Agreement to eliminate Halkos’ right to acquire all or a portion of the Class B Shares. The 2013 amount also includes $8.9 million that represents dividend payments made by Halkos to members of our management that resulted in a non-cash compensation charge in connection with the IPO that occurred in May 2013. The 2012 amount represents the dividend payment made by Halkos to members of our management that resulted in a non-cash compensation charge in connection with the Parent Distribution that occurred on June 1, 2012. See note 14 to our unaudited consolidated financial statements, which are included elsewhere in this prospectus.

(e)	The 2013 amount includes an early termination fee equal to the value of the advisory fee that would have otherwise been payable to affiliates of KPS through the end of the agreement. The 2012 amount represents a portion of the annual advisory fees payable to affiliates of KPS. See note 12 to our unaudited consolidated financial statements, which are included elsewhere in this prospectus.

(f)	Specified legal/professional expenses for the nine months ended September 30, 2013 includes $2.9 million of professional fees for accounting, tax, legal and consulting services related to costs incurred as a publicly traded company, including IPO efforts, follow-on offering costs and costs associated with the Exchange Offer. Specified legal/professional expenses for the nine months ended September 30, 2012 includes $2.0 million of professional fees for accounting, tax, legal and consulting services related to the Exchange Offer and public company readiness efforts.

(g)	Represents non-cash lower of cost or market charges for the write down of inventory recorded during the nine months ended September 30, 2013 and 2012.

(h)	Represents share-based compensation expense resulting from the grant of non-qualified stock options, restricted stock and performance-based shares to certain employees and members of our management and our Board of Directors.

(i)	Represents a call premium of $0.5 million as a result of a voluntary prepayment of $15.0 million on our Term Loan Facility in April 2012.

Segment Results of Operations

Segment Results of Operations for the Nine Months Ended September 30, 2013, Compared to the Nine Months Ended September 30, 2012.

(in millions)	Nine Months Ended September 30,		Change 2013 vs. 2012
	2013	2012	Amount	Percent
Pounds shipped(a)
Olin Brass	210.5	202.0	8.5	4.2%
Chase Brass	169.6	169.4	0.2	0.1%
A.J. Oster	51.4	52.1	(0.7)	(1.3%)
Corporate & other(b)	(29.6)	(37.4)	7.8	(20.9%)

Total	401.9	386.1	15.8	4.1%

Net Sales
Olin Brass	$654.5	$533.1	$121.4	22.8%
Chase Brass	488.5	506.3	(17.8)	(3.5%)
A.J. Oster	243.4	251.7	(8.3)	(3.3%)
Corporate & other(b)	(40.7)	(36.8)	(3.9)	10.6%

Total	$1,345.7	$1,254.3	$91.4	7.3%

Segment Adjusted EBITDA
Olin Brass	$41.2	$37.5	$3.7	9.9%
Chase Brass	53.8	53.3	0.5	0.9%
A.J. Oster	13.2	15.1	(1.9)	(12.6%)

Total for operating segments	$108.2	$105.9	$2.3	2.2%

(a)	Amounts exclude quantity of unprocessed metals sold.

(b)	Amounts represent intercompany eliminations.

Below is a reconciliation of income before provision for income taxes and equity income to Segment EBITDA and Segment Adjusted EBITDA:

	Nine Months Ended September 30, 2013			Nine Months Ended September 30, 2012
(in millions)	Olin Brass	Chase Brass	A.J. Oster	Olin Brass	Chase Brass	A.J. Oster
Income before provision for income taxes and equity income:	$37.4	$51.6	$13.0	$35.0	$51.4	$14.9
Interest expense	—	—	—	—	—	—
Depreciation expense	3.4	2.1	0.2	2.6	1.8	0.2
Amortization expense	—	0.1	—	—	0.1	—

Segment EBITDA(a)	$40.8	$53.8	$13.2	$37.6	$53.3	$15.1
Equity income, net of tax	1.1	—	—	0.7	—	—
Net income attributable to non-controlling interest	(0.2)	—	—	(0.3)	—	—
Non-cash accretion of income of Dowa Joint Venture(b)	(0.5)	—	—	(0.5)	—	—

Segment Adjusted EBITDA(a)	$41.2	$53.8	$13.2	$37.5	$53.3	$15.1

(a)	Segment EBITDA and Segment Adjusted EBITDA are non-GAAP financial measures. See “—Non-GAAP Measures EBITDA-Based Measures”.

(b)	As a result of the application of purchase accounting in connection with the November 2007 acquisition, no carrying value was initially assigned to our equity investment in the Dowa Joint Venture. This adjustment represents the accretion of equity in the Dowa Joint Venture over a 13-year period (which represents the estimated useful life of the technology and patents of the joint venture). See note 5 to our unaudited consolidated financial statements, which are included elsewhere in this prospectus.

Olin Brass

Olin Brass net sales increased by $121.4 million, or 22.8%, from $533.1 million for the nine months ended September 30, 2012 to $654.5 million for the nine months ended September 30, 2013. The increase was due to the sales of unprocessed metal, higher volume and higher average selling prices, including increases in sales prices to A.J. Oster (which are eliminated in our consolidated results) and partially offset by a shift in product mix as well as lower metal prices.

The sales of unprocessed metal and higher average selling prices, partially offset by lower metal prices, increased net sales by $98.8 million for the nine months ended September 30, 2013 as compared to the same period in 2012.

Volume increased by 8.5 million pounds, or 4.2%, from 202.0 million pounds for the nine months ended September 30, 2012 to 210.5 million pounds for the nine months ended September 30, 2013. The increase in volume, which contributed $22.6 million to the increase in net sales, was the result of higher demand in the building and housing, munitions, coinage and automotive end markets. These increases were partially offset by a lower demand in the electronics/electrical components end market. During the nine months ended September 30, 2013, A.J. Oster reduced purchases from Olin Brass and increased purchases from third party suppliers by approximately 7.7 million pounds compared to the same period in 2012. Excluding sales to A.J. Oster, Olin Brass volumes increased by 16.2 million pounds, or 9.8%, through nine months ended September 30, 2013 compared to the same period in 2012.

Segment Adjusted EBITDA of Olin Brass increased by $3.7 million, from $37.5 million for the nine months ended September 30, 2012 to $41.2 million for the nine months ended September 30, 2013. The increase was due primarily to higher volume, lower shrinkage costs due to lower metal costs and higher yields, a decrease in other miscellaneous selling, general and administrative expenses and higher average selling prices, including increases in sales prices to A.J. Oster (which are eliminated in our consolidated results) and partially offset by a shift in product mix. Other factors partially offsetting the increase were higher manufacturing conversion costs due to product mix and operational issues which adversely impacted product flow and yield at Olin Brass, additional expenses associated with our ongoing operational improvement efforts and development of our information systems, an increase in salaries, benefits and incentive compensation and an increase in other selling, general and administrative expenses incurred in support of our marketing and product development, labor contract negotiations and development of our information systems.

Chase Brass

Chase Brass net sales decreased by $17.8 million, or 3.5%, from $506.3 million for the nine months ended September 30, 2012 to $488.5 million for the nine months ended September 30, 2013. The decrease was due primarily to lower metal prices, partially offset by higher average selling prices and higher volume.

Lower metal prices, partially offset by higher average selling prices for the nine months ended September 30, 2013, contributed $18.5 million to the decrease in net sales as compared to the same period in 2012.

Volume increased by 0.2 million pounds, or 0.1%, from 169.4 million pounds for the nine months ended September 30, 2012 to 169.6 million pounds for the nine months ended September 30, 2013.

The increase in volume, which contributed $0.7 million to the increase in net sales, was the result of higher demand in the building and housing end market, partially offset by lower demand in the electronics/electrical components end market resulting from increased competition from foreign imports. Additionally, volume growth in the building and housing end market was dampened by foreign competition.

Segment Adjusted EBITDA of Chase Brass increased by $0.5 million, from $53.3 million for the nine months ended September 30, 2012 to $53.8 million for the nine months ended September 30, 2013. The increase was due primarily to higher average selling prices and lower shrinkage costs due to lower metal costs and higher yields, and lower manufacturing conversion costs, partially offset by the change in management’s estimate of the recoverability of accounts receivable resulting in the reversal of the provision for bad debt in the prior year, additional expenses associated with our ongoing operational improvement efforts, an increase in salaries, benefits and incentive compensation, an increase in outside services and an increase in other selling, general and administrative expenses incurred in support marketing and product development and development of our information systems.

A.J. Oster

A.J. Oster net sales decreased by $8.3 million, or 3.3%, from $251.7 million for the nine months ended September 30, 2012 to $243.4 million for the nine months ended September 30, 2013. The decrease was due primarily to lower metal prices and lower volume in the nine months ended September 30, 2013 compared to the same period in 2012, partially offset by higher average selling prices.

Lower metal prices, partially offset by higher average selling prices for the nine months ended September 30, 2013 contributed $4.6 million to the decrease in net sales as compared to the same period in 2012.

Volume decreased by 0.7 million pounds, or 1.3%, from 52.1 million pounds for the nine months ended September 30, 2012 to 51.4 million pounds for the nine months ended September 30, 2013. The decrease in volume, which contributed $3.7 million to the decrease in net sales, was primarily the result of lower demand in the building and housing end market, which was influenced by lower shipments to project-specific customers, that are partially offset by the overall recovery in the building and housing end market, and lower demand in the electronics/electrical components end market, partially offset by the higher demand in the automotive end market.

Segment Adjusted EBITDA of A.J. Oster decreased by $1.9 million, from $15.1 million for the nine months ended September 30, 2012 to $13.2 million for the nine months ended September 30, 2013. The decrease was due to higher prices on purchases from Olin Brass, which resulted in higher conversion costs (which are eliminated in our consolidated results), as well as lower volume and an increase in outside services, partially offset by higher average selling prices and a decrease in salaries, benefits and incentive compensation.

Consolidated Results of Operations for the Year Ended December 31, 2012, Compared to the Year Ended December 31, 2011.

The statement of operations data presented below for the years ended December 31, 2012 and 2011 are derived from our audited consolidated financial statements.

	For the Year Ended December 31,				Change: 2012 vs. 2011
(in millions)	2012	% of Net Sales	2011	% of Net Sales	Amount	Percent
Net sales	$1,650.5	100.0%	$1,779.1	100.0%	$(128.6)	(7.2%)
Cost of sales	1,467.3	88.9%	1,583.5	89.0%	(116.2)	(7.3%)

Gross profit	183.2	11.1%	195.6	11.0%	(12.4)	(6.3%)
Selling, general and administrative expenses(a)	92.7	5.6%	69.4	3.9%	23.3	33.6%

Operating income	90.5	5.5%	126.2	7.1%	(35.7)	(28.3%)
Interest expense	39.7	2.4%	40.0	2.2%	(0.3)	(0.8%)
Loss on extinguishment of debt	19.6	1.2%	—	0.0%	19.6	N/A
Other expense, net	0.1	0.0%	0.4	0.0%	(0.3)	(75.0%)

Income before provision for income taxes and equity income	31.1	1.9%	85.8	4.8%	(54.7)	(63.8%)
Provision for income taxes	19.2	1.2%	31.4	1.8%	(12.2)	(38.9%)

Income before equity income	11.9	0.7%	54.4	3.1%	(42.5)	(78.1%)
Equity income, net of tax	1.0	0.1%	0.9	0.1%	0.1	11.1%

Net income	12.9	0.8%	55.3	3.1%	(42.4)	(76.7%)
Less: Net income attributable to noncontrolling interest	0.4	0.0%	0.2	0.0%	0.2	100.0%

Net income attributable to Global Brass and Copper Holdings, Inc.	$12.5	0.8%	$55.1	3.1%	$(42.6)	(77.3%)

Consolidated Adjusted EBITDA	$115.4	7.0%	$122.6	6.9%	$(7.2)	(5.9%)

(a)	Amounts include non-cash profits interest compensation expense of $19.5 million and $0.9 million for the years ended December 31, 2012 and 2011, respectively.

Net Sales

Net sales decreased by $128.6 million, or 7.2%, from $1,779.1 million for the year ended December 31, 2011 to $1,650.5 million for the year ended December 31, 2012. Decreases in metal prices, volume and sales prices decreased net sales by $97.8 million, $29.5 million, and $1.3 million, respectively for the year ended December 31, 2012 compared to the year ended December 31, 2011. Metal prices reflect the replacement cost recovery from the customer, whereas the sales prices represent the pricing component of adjusted sales, which we define as the excess of net sales over the metal component of net sales.

Volume decreased 6.8 million pounds, or 1.3%, from 510.0 million pounds for the year ended December 31, 2011 to 503.2 million pounds for the year ended December 31, 2012. The decrease in volume was the result of our continued efforts to optimize our product mix, increased competition from foreign imports, and the suspension in $1 coin production by the United States Mint, partially offset by the increase in demand in the munitions, coinage (other than volumes associated with the $1 coin), building and housing and automotive end markets.

The metal cost recovery component of net sales decreased by $123.0 million, or 9.9%, from $1,248.6 million for the year ended December 31, 2011 to $1,125.6 million for the year ended December 31, 2012. Per unit metal costs decreased 8.6% and contributed $97.8 million to the decrease in net sales, primarily as a result of a 9.8% decrease in average daily copper prices as reported by COMEX, during the year ended December 31, 2012 as compared to the same period in 2011. Furthermore, lower volume decreased the metal cost recovery component of net sales by $25.2 million.

Adjusted Sales

Adjusted sales, the excess of net sales over the metal component of net sales, decreased by $5.6 million, or 1.1%, from $530.5 million for the year ended December 31, 2011 to $524.9 million for the year ended December 31, 2012. Lower volume and lower average selling prices contributed $4.3 million and $1.3 million to the decrease in adjusted sales. Adjusted sales per pound remained flat in 2012 compared to 2011, which was the result of a net decrease in average selling prices at the segment level, offset by the effect of changes in the mix of sales by segment relative to the company as a whole.

Adjusted sales is a non-GAAP financial measure. See “—Non-GAAP Measures—Adjusted Sales”. The following table presents a reconciliation of net sales to adjusted sales and net sales per pound to adjusted sales per pound:

	For the Year Ended December 31,		Change: 2012 vs. 2011
(in millions, except per pound values)	2012	2011	Amount	Percent
Pounds shipped	503.2	510.0	(6.8)	(1.3%)
Net sales	$1,650.5	$1,779.1	$(128.6)	(7.2%)
Metal component of net sales	1,125.6	1,248.6	(123.0)	(9.9%)

Adjusted sales	$524.9	$530.5	$(5.6)	(1.1%)

$ per pound shipped
Net sales per pound	$3.28	$3.49	$(0.21)	(6.0%)
Metal component of net sales per pound	2.24	2.45	(0.21)	(8.6%)

Adjusted sales per pound	$1.04	$1.04	$—	0.0%

Average copper price per pound reported by COMEX	$3.61	$4.00	$(0.39)	(9.8%)

Gross Profit

Gross profit decreased by $12.4 million, or 6.3%, from $195.6 million for the year ended December 31, 2011 to $183.2 million for the year ended December 31, 2012. Gross profit per pound decreased from $0.38 for the year ended December 31, 2011 to $0.36 for the year ended December 31, 2012.

Gross profit for the year ended December 31, 2012 included a gain of $1.6 million related to net unrealized gains on derivative contracts. Gross profit for the year ended December 31, 2011 included a loss of $1.1 million related to net unrealized losses on derivative contracts. We exclude all such gains and losses in calculating Segment Adjusted EBITDA and Consolidated Adjusted EBITDA. See “—Non-GAAP Measures—EBITDA-Based Measures”.

Gross profit in the years ended December 31, 2012 and 2011 also reflects the reduction of inventory quantities and a decrement in the base LIFO layer, which is carried at a copper price of $1.52 per pound and is significantly below weighted-average replacement costs of $3.61 and $4.00 per pound for the years ended December 31, 2012 and 2011, respectively. Gross profit for the year ended December 31, 2012 included a LIFO gain of $4.8 million, compared to a LIFO gain of $15.2 million in the year ended December 31, 2011. We also reduced the recorded value of inventory by $0.3 million in the year ended December 31, 2012 related to a lower of cost or market adjustment, which is reflected in gross profit as a component of cost of sales. We exclude the above items in calculating Segment Adjusted EBITDA and Consolidated Adjusted EBITDA. See “—Non-GAAP Measures—EBITDA-Based Measures”.

Depreciation expense included in gross profit increased from $4.5 million for the year ended December 31, 2011 to $6.5 million for the year ended December 31, 2012. The increase is attributable to an increase in our depreciable asset base from $67.1 million at December 31, 2011 to $87.4 million at December 31, 2012.

Several other offsetting factors contributed to the remaining $2.4 million decrease in gross profit in 2012. Lower volume and lower average sales prices, in the year ended December 31, 2012 contributed $3.2 million and $1.3 million, respectively, to the decrease in gross profit. These factors were partially offset by lower manufacturing conversion costs and lower shrinkage costs due to lower metal costs of $1.1 million and $1.0 million, respectively, in the year ended December 31, 2012.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased by $23.3 million, or 33.6%, from $69.4 million for the year ended December 31, 2011 to $92.7 million for the year ended December 31, 2012.

Non-cash compensation charges for vested profits interest shares included in selling, general and administrative expenses were $19.5 million and $0.9 million for the years ended December 31, 2012 and 2011, respectively.

In 2012, we decreased the allowance for doubtful accounts by $0.8 million compared to $4.2 million in 2011, which in both cases was due to management’s change in the estimate of the recoverability of accounts receivable.

Several other offsetting factors contributed to the remaining $1.3 million increase in selling, general and administrative expenses in 2012. Professional fees for accounting, tax, legal and consulting services increased by $2.0 million and operating lease rental expenses increased by $0.4 million in 2012 as compared to 2011. Partially offsetting the increase was a decrease of $1.0 million in incentive compensation, and $0.1 million in other miscellaneous expenses.

Operating Income

Operating income decreased by $35.7 million, or 28.3%, from $126.2 million for the year ended December 31, 2011 to $90.5 million for the year ended December 31, 2012 due to the changes in gross profit and selling, general and administrative expenses described above.

Interest Expense

Interest expense decreased by $0.3 million from $40.0 million for the year ended December 31, 2011 to $39.7 million for the year ended December 31, 2012. The decrease was primarily due to lower non-cash interest expense associated with interest rate cap agreements and lower interest rates (a weighted average of 9.6% per annum during 2012 compared to 10.3% per annum during 2011) and a net decrease in amortization of debt discount and debt issuance costs, partially offset by higher average borrowings on our debt facilities of $355.4 as compared to $319.0 million in 2011.

The following table summarizes the components of interest expense:

	For the Year Ended December 31,
(in millions)	2012	2011
Interest on principal	$34.0	$32.7
Interest rate cap agreements	0.2	1.9
Amortization of debt discount and issuance costs	4.6	4.7
Capitalized interest	—	(0.6)
Other borrowing costs (1)	0.9	1.3

Interest expense	$39.7	$40.0

(1)	Includes interest on capital lease obligations and fees related to letters of credit and unused line of credit fees.

Loss on Extinguishment of Debt

In connection with the Term Loan Refinancing, we recognized $19.6 million as loss from extinguishment of debt for the year ended December 31, 2012. The loss on extinguishment of debt includes the write-off of $7.1 million of unamortized debt issuance costs and $4.9 million of unamortized debt discount as well as $6.4 million of call premium and $0.1 million of professional service fees related to the early termination. Additionally, $1.1 million of costs associated with the issuance of the Senior Secured Notes was expensed as incurred in accordance with ASC 470-50, Modifications and Extinguishments.

Other Expense, Net

We recorded other expense, net of $0.1 million for the year ended December 31, 2012 compared to $0.4 million for the year ended December 31, 2011.

Provision for Income Taxes

Income tax expense decreased by $12.2 million, from $31.4 million for the year ended December 31, 2011 to $19.2 million for the year ended December 31, 2012. The decrease was due to a decrease in income before provision for income taxes and equity income of $54.7 million. The effective income tax rate increased from 36.6% for the year ended December 31, 2011 to 61.7% for the year ended December 31, 2012. The year over year increase was due to an increase in the non-deductible non-cash compensation, a higher state effective tax rate as well as higher return to provision adjustments.

The following table summarizes the effective income tax rate components for the years ended December 31, 2012 and 2011:

	For the Year Ended December 31,
	2012	2011
Statutory provision rate	35.0%	35.0%
Permanent differences and other items
State tax provision	6.7%	3.9%
Section 199 manufacturing credit	(3.2%)	(2.3%)
Incremental tax effects of foreign earnings	1.8%	0.2%
Return to provision adjustments	1.2%	(0.7%)
Re-rate of deferred taxes	(0.8%)	(0.3%)
Non-deductible non-cash compensation (1)	22.0%	0.4%
Other	(1.0%)	0.4%

Effective income tax rate	61.7%	36.6%

(1)	Reflects the increase in effective income tax rate resulting from non-cash compensation expense that was recognized by us in connection with $19.5 million of distributions made to certain of our executives and other employees by Halkos in June 2012 from the proceeds it received from us as a result of the Term Loan Refinancing. For the year ended December 31, 2011, non-cash compensation expense totaled $0.9 million. The additional selling, general and administrative expense lowered our income before provision for income taxes and equity income, which resulted in our effective tax rate being higher in the 2012 and 2011 periods.

Equity Income

Equity income, net of tax, remained relatively flat from $0.9 million for the year ended December 31, 2011 to $1.0 million for the year ended December 31, 2012.

Net Income Attributable to Global Brass and Copper Holdings, Inc.

Net income attributable to Global Brass and Copper Holdings, Inc. decreased by $42.6 million, or 77.3%, from $55.1 million for the year ended December 31, 2011 to $12.5 million for the year ended December 31, 2012 due to the loss on extinguishment of debt, non-cash compensation charges for vested profits interest shares and other changes in operating income, partially offset by the decrease in provision for income taxes, as described above.

Consolidated Adjusted EBITDA

Consolidated Adjusted EBITDA decreased by $7.2 million, or 5.9%, from $122.6 million for the year ended December 31, 2011 to $115.4 million for the year ended December 31, 2012. The decrease was due to lower volume of $3.2 million, lower average sales prices of $1.3 million, the change in the accounts receivable recoverability estimate resulting in the decrease in the allowance for doubtful accounts of $0.8 million in 2012 (compared to $4.2 million in 2011) and increases in legal, audit and professional fees of $2.8 million. Partially offsetting the decrease were lower manufacturing conversion costs of $1.1 million, lower shrinkage costs of $1.0 million due to lower metal costs, lower incentive compensation costs of $1.0 million and a decrease in other adjustments included in the calculation of Consolidated Adjusted EBITDA of $0.4 million.

Consolidated EBITDA and Consolidated Adjusted EBITDA are non-GAAP financial measures. See “—Non-GAAP Measures—EBITDA-Based Measures”. Below is a reconciliation of net income attributable to Global Brass and Copper Holdings, Inc. to Consolidated EBITDA and Consolidated Adjusted EBITDA for the years ended December 31, 2012 and 2011:

	For the Year Ended December 31,
(in millions)	2012	2011
Net income attributable to Global Brass and Copper Holdings, Inc.	$12.5	$55.1
Interest expense	39.7	40.0
Provision for income taxes	19.2	31.4
Depreciation expense	6.8	4.5
Amortization expense	0.1	0.2

Consolidated EBITDA	$78.3	$131.2
(Gain) loss on derivative contracts (a)	(1.6)	1.1
Gain from LIFO layer depletion (b)	(4.8)	(15.2)
Loss on extinguishment of debt (c)	19.6	—
Non-cash accretion of income of Dowa Joint Venture (d)	(0.7)	(0.7)
Non-cash Halkos profits interest compensation expense (e)	19.5	0.9
Management fees (f)	1.0	1.0
Specified legal/professional expenses (g)	3.3	4.3
Lower of cost or market adjustment to inventory (h)	0.3	—
Other adjustments (i)	0.5	—

Consolidated Adjusted EBITDA	$115.4	$122.6

(a)	Represents unrealized gains and losses on derivative contracts in support of our balanced book approach and unrealized gains and losses associated with derivative contracts with respect to electricity and natural gas costs.

(b)	Calculated based on the difference between the base year LIFO carrying value and the metal prices prevailing in the market at the time of inventory depletion.

(c)	Represents the loss on the extinguishment of debt recognized in connection with the Term Loan Refinancing.

(d)	As a result of the application of purchase accounting in connection with the November 2007 acquisition, no carrying value was initially assigned to our equity investment in the Dowa Joint Venture. This adjustment represents the accretion of equity in the Dowa Joint Venture at the date of the acquisition over a 13-year period (which represents the estimated useful life of the technology and patents of the joint venture). See note 7 to our audited consolidated financial statements, which are included elsewhere in this prospectus.

(e)	The 2012 amount represents dividend payments made by Halkos to members of our management that resulted in a non-cash compensation charge in connection with the Parent Distribution in June 2012.

The 2011 amount represents a portion of the dividend payments made by Halkos to members of our management that resulted in a non-cash compensation charge in connection with the refinancing transaction that occurred in August 2010. See note 17 to our audited consolidated financial statements, which are included elsewhere in this prospectus.

(f)	Represents annual management fees payable to affiliates of KPS. See note 15 to our audited consolidated financial statements, which are included elsewhere in this prospectus.

(g)	Specified legal/professional expenses for the year ended December 31, 2012 included $3.3 million of professional fees for accounting, tax, legal and consulting services related to the Exchange Offer and public company readiness efforts and certain regulatory and compliance matters.

Specified legal/professional expenses for the year ended December 31, 2011 included $3.9 million of professional fees for accounting, tax, legal and consulting services related to an initial public offering and $0.9 million of expense incurred relating to a waiver obtained from our lenders under the Term Loan Facility and the 2010 ABL Facility, $0.9 million of expense related to an abandoned contemplated acquisition, and $0.6 million of expense related to the October 2011 amendment of the Term Loan Facility and the 2010 ABL Facility. Partly offsetting this was income of $2.0 million from a favorable legal settlement related to a products liability lawsuit in which we were named as a third-party defendant. The waiver fee paid related to a waiver from the lenders under the Term Loan Facility and the 2010 ABL Facility for a technical restatement of the financial statements of Global Brass and Copper, Inc. previously delivered and an additional waiver because the consolidated financial statements of Global Brass and Copper, Inc. for the year ended December 31, 2010 could not be delivered within the prescribed time period as a result of the restatement. For more information, see “—Liquidity and Capital Resources—Outstanding Indebtedness—The ABL Facility” and “—Internal Control over Financial Reporting”.

(h)	Represents a non-cash lower of cost or market charge for the write down of inventory.

(i)	Represents a call premium of $0.5 million as a result of a voluntary prepayment of $15.0 million on our Term Loan Facility in April 2012.

Segment Results of Operations

Segment Results of Operations for the Year Ended December 31, 2012, Compared to the Year Ended December 31, 2011

See note 18 of our audited consolidated financial statements included elsewhere in this prospectus for additional information regarding our segment reporting.

	For the Year Ended December 31,		Change 2012 vs. 2011
(in millions)	2012	2011	Amount	Percent
Pounds shipped
Olin Brass	266.2	261.9	4.3	1.6%
Chase Brass	216.9	225.8	(8.9)	(3.9%)
A.J. Oster	67.2	70.2	(3.0)	(4.3%)
Corporate & other (1)	(47.1)	(47.9)	0.8	1.7%

Total	503.2	510.0	(6.8)	(1.3%)

Net Sales
Olin Brass	$722.9	$766.5	$(43.6)	(5.7%)
Chase Brass	648.0	705.6	(57.6)	(8.2%)
A.J. Oster	326.4	356.2	(29.8)	(8.4%)
Corporate & other (1)	(46.8)	(49.2)	2.4	4.9%

Total	$1,650.5	$1,779.1	$(128.6)	(7.2%)

Segment Adjusted EBITDA
Olin Brass	$45.1	$45.3	$(0.2)	(0.4%)
Chase Brass	66.6	73.7	(7.1)	(9.6%)
A.J. Oster	19.5	17.9	1.6	8.9%

Total for operating segments	$131.2	$136.9	$(5.7)	(4.2%)

(1)	Amounts represent intercompany eliminations

Below is a reconciliation of income before provision for income taxes and equity income to Segment EBITDA and Segment Adjusted EBITDA:

	For the Year Ended December 31, 2012			For the Year Ended December 31, 2011
(in millions)	Olin Brass	Chase Brass	AJ Oster	Olin Brass	Chase Brass	AJ Oster
Income before provision for income taxes and equity income:	$41.6	$65.7	$23.7	$51.0	$71.8	$24.8
Interest expense	—	—	—	0.1	—	—
Depreciation expense	3.8	2.4	0.3	2.6	1.7	0.2
Amortization expense	—	0.1	—	—	0.2	—

Segment EBITDA (1)	$45.4	$68.2	$24.0	$53.7	$73.7	$25.0
Equity income, net of tax	1.0	—	—	0.9	—	—
Net income attributable to non-controlling interest	(0.4)	—	—	(0.2)	—	—
Gain from LIFO layer depletion (2)	(0.2)	(1.6)	(4.5)	(8.4)	—	(7.1)
Non-cash accretion of income of Dowa Joint Venture (3)	(0.7)	—	—	(0.7)	—	—

Segment Adjusted EBITDA (1)	$45.1	$66.6	$19.5	$45.3	$73.7	$17.9

(1)	Segment EBITDA and Segment Adjusted EBITDA are non-GAAP financial measures. See “—Non-GAAP Measures—EBITDA-Based Measures”.

(2)	Calculated based on the difference between the base year LIFO carrying value and the metal prices prevailing in the market at the time of inventory depletion.

(3)	As a result of the application of purchase accounting in connection with the November 2007 acquisition, no carrying value was initially assigned to our equity investment in the Dowa Joint Venture. This adjustment represents the accretion of equity in the Dowa Joint Venture over a 13-year period (which represents the estimated useful life of the technology and patents of the joint venture). See note 7 to our audited consolidated financial statements, which are included elsewhere in this prospectus.

Olin Brass

Olin Brass net sales decreased by $43.6 million, or 5.7%, from $766.5 million for the year ended December 31, 2011 to $722.9 million for the year ended December 31, 2012. The decrease was due to lower average sales prices primarily due to product mix changes and lower metal prices, partially offset by higher volume.

Volume increased by 4.3 million pounds, or 1.6%, from 261.9 million pounds for the year ended December 31, 2011 to 266.2 million pounds for the year ended December 31, 2012. The increase in volume, which partially offset the decrease in net sales by $12.5 million, was the result of increased demand in the munitions, coinage (other than volumes associated with the $1 coin), and automotive end markets, which was partially offset by lower $1 coin demand by the United States Mint due to the suspension of the $1 coin production.

Lower metal prices combined with lower average sales prices contributed $56.1 million to the decrease in net sales. The lower average sales prices were primarily the result of product mix changes, substantially due to lower demand from the United States Mint as a result of the suspension of the $1 coin production.

Olin Brass’s Segment Adjusted EBITDA decreased slightly to $45.1 million in 2012 as compared to $45.3 million in 2011, which was the result of lower average selling prices, which were partially offset by lower manufacturing conversion costs and higher volume.

Chase Brass

Chase Brass net sales decreased by $57.6 million, or 8.2%, from $705.6 million for the year ended December 31, 2011 to $648.0 million for the year ended December 31, 2012. The decrease was due to lower metal prices and lower volume, partially offset by higher average sales prices.

Volume decreased by 8.9 million pounds, or 3.9%, from 225.8 million pounds for the year ended December 31, 2011 to 216.9 million pounds for the year ended December 31, 2012. The decrease in volume, which contributed $27.8 million to the decrease in net sales, was the result of increased competition from foreign imports, partially offset by increased demand in the building and housing end markets.

Lower metal prices, partially offset by improved pricing, contributed $29.8 million to the decrease in net sales.

Segment Adjusted EBITDA of Chase Brass decreased by $7.1 million, from $73.7 million for the year ended December 31, 2011 to $66.6 million for the year ended December 31, 2012. The decrease was due primarily to lower volume, higher manufacturing conversion costs and a change in management’s estimate of the recoverability of accounts receivable resulting in a reversal of the provision for bad debt, partially offset by lower shrinkage costs due to lower metal costs and higher average selling prices.

A.J. Oster

A.J. Oster net sales decreased by $29.8 million, or 8.4%, from $356.2 million for the year ended December 31, 2011 to $326.4 million for the year ended December 31, 2012. The decrease was due primarily to lower volume as we continue to optimize our product mix and lower metal costs, partially offset by higher average sales prices.

Volume decreased by 3.0 million pounds, or 4.3%, from 70.2 million pounds for the year ended December 31, 2011 to 67.2 million pounds for the year ended December 31, 2012. The decrease in volume, which decreased net sales by $15.1 million, was primarily the result of our continued efforts to optimize our product mix, partially offset by increased demand in the building and housing and automotive end markets.

Lower metal prices, partially offset by improved pricing, contributed $14.7 million to the decrease in net sales.

Segment Adjusted EBITDA of A.J. Oster increased by $1.6 million, from $17.9 million for the year ended December 31, 2011 to $19.5 million for the year ended December 31, 2012. The increase was due to higher average sales prices, partially offset by the impact of lower volume and higher manufacturing conversion costs.

Consolidated Results of Operations for the Year Ended December 31, 2011, Compared to the Year Ended December 31, 2010.

The statement of operations data presented below for the years ended December 31, 2011 and 2010 are derived from our audited consolidated financial statements.

	For the Year Ended December 31,				Change: 2011 vs. 2010
(in millions)	2011	% of Net Sales	2010	% of Net Sales	Amount	Percent
Net sales	$1,779.1	100.0%	$1,658.7	100.0%	$120.4	7.3%
Cost of sales	1,583.9	89.0%	1,496.7	90.2%	86.8	5.8%

Gross profit	195.6	11.0%	162.0	9.8%	33.6	20.7%
Selling, general and administrative expenses	69.4	3.9%	68.9	4.2%	0.5	0.7%

Operating income	126.2	7.1%	93.1	5.6%	33.1	35.6%
Third party interest expense	40.0	2.2%	22.6	1.4%	17.4	77.0%
Related party interest expense	—	0.0%	2.5	0.2%	(2.5)	-100.0%
Other expense, net	0.4	0.0%	0.8	0.0%	(0.4)	-50.0%

Income before provision for income taxes and equity income	85.8	4.8%	67.2	4.1%	18.6	27.7%
Provision for income taxes	31.4	1.8%	26.6	1.6%	4.8	18.0%

Income before equity income	54.4	3.1%	40.6	2.4%	13.8	34.0%
Equity income, net of tax	0.9	0.1%	1.5	0.1%	(0.6)	-40.0%

Net income	55.3	3.1%	42.1	2.5%	13.2	31.4%
Less: Net income attributable to noncontrolling interest	0.2	0.0%	0.5	0.0%	(0.3)	-60.0%

Net income attributable to Global Brass and Copper Holdings, Inc.	$55.1	3.1%	$41.6	2.5%	$13.5	32.5%

Consolidated Adjusted EBITDA	$122.6	6.9%	$99.0	6.0%	$23.6	23.8%

Net Sales

Net sales increased by $120.4 million, or 7.3%, from $1,658.7 million for the year ended December 31, 2010 to $1,779.1 million for the year ended December 31, 2011. Increases in metal prices and sales average prices increased net sales by $225.2 million and $46.0 million, respectively, which were partially offset by a decrease in volume which decreased net sales by $150.8 million. Metal prices reflect the replacement cost recovery from the customer, whereas the sales prices represent the pricing component of adjusted sales, which we define as the excess of net sales over the metal component of net sales.

Volume decreased by 44.1 million pounds, or 8.0%, from 554.1 million pounds for the year ended December 31, 2010 to 510.0 million pounds for the year ended December 31, 2011. The decrease in volume was the result of our continued efforts to rationalize our product mix in order to provide optimal margins and growth opportunities and lower demand in the building and housing end market, partially offset by higher demand in the automotive end market.

The metal cost recovery component of net sales increased by $128.4 million, or 11.5%, from $1,120.2 million for the year ended December 31, 2010 to $1,248.6 million for the year ended December 31, 2011. Per unit metal cost increased 21.3% and contributed $225.2 million to the increase in net sales, primarily as a result of a 16.6% increase in average daily copper prices as reported by COMEX during the year ended December 31, 2011 as compared to the same period in 2010. Lower volume partially offset the increase in the metal cost recovery component of net sales by $96.8 million.

Adjusted Sales

Adjusted sales, the excess of net sales over the metal component of net sales, decreased by $8.0 million, or 1.5%, from $538.5 million for the year ended December 31, 2010 to $530.5 million for the year ended December 31, 2011. Lower volume contributed $54.0 million to the decrease, which was partially offset by $46.0 million related to improved pricing and the rationalization of product mix. Adjusted sales per pound increased in 2011 by 7.2% compared to 2010, which was the result of a net increase in average selling prices at the segment level, partially offset by the effect of changes in the mix of sales by segment relative to the company as a whole.

Adjusted sales is a non-GAAP financial measure. See “—Non-GAAP Measures—Adjusted Sales”. The following table presents a reconciliation of net sales to adjusted sales and net sales per pound to adjusted sales per pound:

	For the Year Ended December 31,		Change: 2011 vs. 2010
(in millions, except per pound values)	2011	2010	Amount	Percent
Pounds shipped	510.0	554.1	(44.1)	(8.0%)
Net sales	$1,779.1	$1,658.7	$120.4	7.3%
Metal component of net sales	1,248.6	1,120.2	128.4	11.5%

Adjusted sales	$530.5	$538.5	$(8.0)	(1.5%)

$ per pound shipped
Net sales per pound	$3.49	$2.99	$0.50	16.7%
Metal component of net sales per pound	2.45	2.02	0.43	21.3%

Adjusted sales per pound	$1.04	$0.97	$0.07	7.2%

Average reported copper price per pound	$4.00	$3.43	$0.57	16.6%

Gross Profit

Gross profit increased by $33.6 million, or 20.7%, from $162.0 million for the year ended December 31, 2010 to $195.6 million for the year ended December 31, 2011. Gross profit per pound increased from $0.29 for the year ended December 31, 2010 to $0.38 for the year ended December 31, 2011.

Gross profit for the year ended December 31, 2011 included a loss of $1.1 million related to net unrealized losses on derivative contracts. Gross profit for the year ended December 31, 2010 includes a loss of $12.0 million related to collateral hedge contracts required under our 2007 ABL Facility and net unrealized losses on other derivative contracts. We exclude all such losses in calculating Segment Adjusted EBITDA and Consolidated Adjusted EBITDA. See “—Non-GAAP Measures—EBITDA-Based Measures”.

Gross profit for the years ended December 31, 2011 and 2010 also reflect the reduction of inventory quantities and a decrement in the base LIFO layer, which is carried at a copper price of $1.52 per pound and is significantly below weighted-average replacement costs of $4.00 and $3.43 per pound for the years ended December 31, 2011 and 2010, respectively. Gross profit for the year ended December 31, 2011 included a LIFO gain of $15.2 million, compared to a LIFO gain of $21.0 million in the year ended December 31, 2010. We exclude the above items in calculating Segment Adjusted EBITDA and Consolidated Adjusted EBITDA. See “—Non-GAAP Measures—EBITDA-Based Measures”.

Depreciation expense included in gross profit increased from $2.8 million for the year ended December 31, 2010 to $4.5 million for the year ended December 31, 2011. The increase is attributable to an increase in our depreciable asset base from $44.5 million at December 31, 2010 to $67.1 million at December 31, 2011.

Several other offsetting factors contributed to the remaining $30.2 million increase in gross profit in 2011. Higher average sales prices, lower shrinkage costs, and lower restructuring and other business transformation charges in the year ended December 31, 2011 contributed $46.0 million, $2.0 million, and $3.6 million, respectively, to the increase in gross profit. The $3.6 million in restructuring and other business transformation charges recorded in 2010 related to a provision for excess and obsolete inventory resulting from rationalization of our product mix, severance costs related to a reduction in force and fees paid to labor and productivity consultants. Also contributing to the increase in gross profit was $2.6 million related to an organizational realignment of certain departments that were reclassified to selling, general and administrative expenses. These factors were partially offset by the impact of lower volume in the year ended December 31, 2011 of $19.6 million and higher manufacturing conversion costs of $4.4 million.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased by $0.5 million, or 0.7%, from $68.9 million for the year ended December 31, 2010 to $69.4 million for the year ended December 31, 2011. Non-cash compensation charges for vested profits interest shares included in selling, general and administrative expenses were $0.9 million and $3.5 million for the years ended December 31, 2011 and 2010, respectively.

In 2011, selling, general and administrative expenses included a decrease in the allowance for doubtful accounts of $4.2 million which resulted from management’s change in its estimate of the recoverability of accounts receivable. In 2010, we recorded a provision for bad debt of $1.3 million.

Several other factors contributed to the increase in selling, general and administrative expenses in 2011. Professional fees for accounting, tax, legal and consulting services increased by $3.8 million in 2011 as compared to 2010. Also contributing to the increase to selling, general and administrative expenses was $2.6 million due to an organizational realignment of certain departments that were previously recorded in cost of sales, $1.2 million of expenses incurred with the establishment of an office located in Louisville, Kentucky, and increases in other selling, general and administrative expenses of $1.0 million.

Operating Income

Operating income increased by $33.1 million, or 35.6%, from $93.1 million for the year ended December 31, 2010 to $126.2 million for the year ended December 31, 2011 due to the changes in gross profit and selling, general and administrative expenses described above.

Interest Expense

Interest expense increased by $14.9 million from $25.1 million for the year ended December 31, 2010 to $40.0 million for the year ended December 31, 2011. The increase was due to higher interest rates (a weighted average of 10.3% per annum during 2011 compared to 7.1% per annum during 2010) primarily due to the agreement governing the Term Loan Facility entered into as part of the August 18, 2010 refinancing as well as higher average borrowings on our debt facilities of $319.0 million in 2011 as compared to $313.0 million in 2010.

The following table summarizes the components of interest expense:

	For the Year Ended, December 31,
(in millions)	2011	2010
Interest on principal	$32.7	$22.3
Interest rate cap agreements	1.9	(0.8)
Amortization of debt discount and issuance costs	4.7	2.3
Capitalized interest	(0.6)	—
Other borrowing costs(1)	1.3	1.3

Interest expense	$40.0	$25.1

(1)	Includes interest on letters of credit, unused line of credit fees and capital lease obligations.

In compliance with the Term Loan Facility, we entered into interest rate cap agreements to fix a portion of our variable rate debt. During the year ended December 31, 2011, the fair value of the interest rate caps declined by $1.9 million, and the decline in fair value was recorded as non-cash interest expense. The increase in amortization expense was primarily due to the refinancing on August 18, 2010, which resulted in amortization of capitalized costs associated with the refinancing as described in “—Financial Information, Acquisition, Business Transformation and Refinancing—Refinancing” above.

Other Expense, Net

We recorded other expense, net of $0.4 million for the year ended December 31, 2011 compared to $0.8 million for the year ended December 31, 2010. During the year ended December 31, 2011, we recorded income of $2.0 million related to a favorable legal settlement of a products liability lawsuit in which we were named as a third-party defendant. Partially offsetting this was $0.9 million of expense incurred relating to a waiver obtained from our lenders under the Term Loan Facility and the 2010 ABL Facility in May 2011 and $0.6 million of expense related to the October 2011 amendment of the Term Loan Facility and 2010 ABL Facility. The fee paid related to a waiver for a technical restatement of the financial statements of Global Brass and Copper, Inc. previously delivered and an additional waiver because the consolidated financial statements of Global Brass and Copper, Inc. for the year ended December 31, 2010 could not be delivered within the prescribed time period as a result of the restatement. For more information, see “—Liquidity and Capital Resources—Outstanding Indebtedness—The ABL Facility” and “—Internal Control over Financial Reporting”.

Provision for Income Taxes

Income tax expense increased by $4.8 million, from $26.6 million for the year ended December 31, 2010 to $31.4 million for the year ended December 31, 2011. The increase was due to higher income before provision for income taxes and equity income of $85.8 million for the year ended December 31, 2011 as compared to $67.2 million for the year ended December 31, 2010. The effective income tax rate decreased from 39.6% for the year ended December 31, 2010 to 36.6% for the year ended December 31, 2011. This decrease was due to a lower state effective tax rate, a lower non-deductible non-cash compensation expense, as well as an increase in the Section 199 manufacturing deduction, which is a tax deduction available to certain U.S. firms engaged in domestic manufacturing operations. The increase in the Section 199 manufacturing deduction was driven by the increase in the applicable deduction rate from 6% for the year ended December 31, 2010 to 9% for the year ended December 31, 2011.

The following table summarizes the effective income tax rate components for the years ended December 31, 2011 and 2010.

	For the Year Ended December 31,
	2011	2010
Statutory provision rate	35.0%	35.0%
Permanent differences and other items
State tax provision	3.9%	6.0%
Section 199 manufacturing credit	(2.3%)	(1.5%)
Incremental tax effects of foreign earnings	0.2%	0.3%
Return to provision adjustments	(0.7%)	(2.2%)
Re-rate of deferred taxes	(0.3%)	(0.2%)
Non-deductible non-cash compensation(1)	0.4%	1.8%
Other	0.4%	0.4%

Effective income tax rate	36.6%	39.6%

(1)	Reflects the increase in effective income tax rate resulting from non-cash compensation expense that was recognized by us in connection with $3.5 million of distributions made to certain of our executives and other employees by Halkos in August 2010 from the proceeds it received from us as a result of the August 2010 refinancing transactions. For the year ended December 31, 2011, non-cash compensation expense totaled $0.9 million. See “Use of Proceeds” and “Certain Relationships and Related Party Transactions.” The additional selling, general and administrative expense lowered our income before provision for income taxes and equity income, which resulted in our effective tax rate being higher in the 2010 and 2011 periods.

Equity Income

Equity income, net of tax, decreased from $1.5 million for the year ended December 31, 2010 to $0.9 million for the year ended December 31, 2011. This decrease was due to reduced profitability from 2010 to 2011 of our equity method investment in the Dowa Joint Venture.

Net Income Attributable to Global Brass and Copper Holdings, Inc.

Net income attributable to Global Brass and Copper Holdings, Inc. increased by $13.5 million, or 32.5%, from $41.6 million for the year ended December 31, 2010 to $55.1 million for the year ended December 31, 2011 due to the changes in operating income, partially offset by the increase in interest expense and provision for income taxes, as described above.

Consolidated Adjusted EBITDA

Consolidated Adjusted EBITDA increased by $23.6 million, or 23.8%, from $99.0 million for the year ended December 31, 2010 to $122.6 million for the year ended December 31, 2011. The increase was due to higher average sales prices of $46.0 million, a decrease in the allowance for doubtful accounts of $4.2 million, (as compared to an increase of $1.3 million in 2010) resulting from the change in management’s estimate on the recoverability of accounts receivable, and decreased shrinkage loss costs of $2.0 million. Partially offsetting the increase was lower volume which negatively impacted Consolidated Adjusted EBITDA by $19.6 million, higher selling, general and administrative expenses of $5.6 million, higher manufacturing conversion costs of $4.4 million and an increase in other adjustments included in the calculation of Consolidated Adjusted EBITDA of $0.3 million.

Consolidated EBITDA and Consolidated Adjusted EBITDA are non-GAAP financial measures. See “—Non-GAAP Measures—EBITDA-Based Measures”.

Below is a reconciliation of net income attributable to Global Brass and Copper Holdings, Inc. to Consolidated EBITDA and Consolidated Adjusted EBITDA for the years ended December 31, 2011 and 2010:

	Year Ended December 31,
(in millions)	2011	2010
Net income attributable to Global Brass and Copper Holdings, Inc.	$55.1	$41.6
Interest expense	40.0	25.1
Provision for income taxes	31.4	26.6
Depreciation expense	4.5	2.8
Amortization expense	0.2	0.2

Consolidated EBITDA	$131.2	$96.3
Loss on derivative contracts(a)	1.1	12.0
Gain from LIFO layer depletion(b)	(15.2)	(21.0)
Non-cash accretion of income of Dowa Joint Venture(c)	(0.7)	(0.7)
Non-cash Halkos profits interest compensation expense(d)	0.9	3.5
Management fees(e)	1.0	1.0
Restructuring and other business transformation charges(f)	—	6.1
Specified legal/professional expenses(g)	4.3	1.8

Consolidated Adjusted EBITDA	$122.6	$98.6

(a)	Represents realized and unrealized gains and losses related to the collateral hedge that was required under the 2007 ABL Facility and is no longer required under the ABL Facility, unrealized gains and losses on derivative contracts in support of our balanced book approach and unrealized gains and losses associated with derivative contracts with respect to electricity and natural gas costs. No additional gains and losses with respect to the collateral hedge will be incurred in any subsequent periods. The following table summarizes the loss on derivative contracts:

	Year Ended December 31,
	2011	2010
Collateral hedge	$—	$4.6
Other	1.1	7.4

Loss on derivative contracts	$1.1	$12.0

(b)	Calculated based on the difference between the base year LIFO carrying value and the metal prices prevailing in the market at the time of inventory depletion.

(c)	As a result of the application of purchase accounting in connection with the November 2007 acquisition, no carrying value was initially assigned to our equity investment in the Dowa Joint Venture. This adjustment represents the accretion of equity in the Dowa Joint Venture at the date of the acquisition over a 13-year period (which represents the estimated useful life of the technology and patents of the joint venture). See note 7 to our audited consolidated financial statements, which are included elsewhere in this prospectus.

(d)	Represents a portion of the dividend payments made by Halkos to members of our management that resulted in a non-cash compensation charge in connection with the refinancing transaction that occurred in August 2010. See “Certain Relationships and Related Party Transactions”.

(e)	Represents annual management fees payable to affiliates of KPS. See “Certain Relationships and Related Party Transactions”.

(f)	Restructuring and other business transformation charges for the year ended December 31, 2010 included $3.2 million in severance charges to certain employees at Olin Brass, $0.5 million incurred for labor and productivity consultants in connection with operations at the Somers Thin Strip facility and $2.4 million in charges for excess and obsolete material associated with our exit and our share reduction in negative and low-margin product lines.

(g)	Specified legal/professional expenses for the year ended December 31, 2011 included $3.9 million of professional fees for accounting, tax, legal and consulting services related to an initial public offering and $0.9 million of expense incurred relating to a waiver obtained from our lenders under the Term Loan Facility and the 2010 ABL Facility, $0.9 million of expense related to an abandoned contemplated acquisition, and $0.6 million of expense related to the October 2011 amendment of the Term Loan Facility and the 2010 ABL Facility. Partly offsetting this was income of $2.0 million from a favorable legal settlement related to a products liability lawsuit in which we were named as a third-party defendant. The waiver fee paid related to a waiver from the lenders under the Term Loan Facility and the 2010 ABL Facility for a technical restatement of the financial statements of Global Brass and Copper, Inc. previously delivered and an additional waiver because the consolidated financial statements of Global Brass and Copper, Inc. for the year ended December 31, 2010 could not be delivered within the prescribed time period as a result of the restatement. For more information, see “—Liquidity and Capital Resources—Outstanding Indebtedness—The ABL Facility” and “—Internal Control over Financial Reporting”.

Specified legal/professional expenses for the year ended December 31, 2010 included legal and consulting fees of $0.8 million associated with the successful defense of two assumed predecessor company liabilities, $0.9 million of professional fees incurred in connection with preparations for the August 18, 2010 refinancing of the 2007 ABL Facility and other future financings and $0.1 million associated with regulatory and compliance matters.

Segment Results of Operations

Segment Results of Operations for the Year Ended December 31, 2011, Compared to the Year Ended December 31, 2010

See note 18 of our audited consolidated financial statements included elsewhere in this prospectus for additional information regarding our segment reporting.

	Year Ended December 31,		Change 2011 vs. 2010
(in millions)	2011	2010	Amount	Percent
Pounds shipped
Olin Brass	261.9	307.0	(45.1)	(14.7%)
Chase Brass	225.8	230.8	(5.0)	(2.2%)
A.J. Oster	70.2	79.4	(9.2)	(11.6%)
Corporate & other(1)	(47.9)	(63.1)	15.2	24.1%

Total	510.0	554.1	(44.1)	(8.0%)

Net Sales
Olin Brass	$766.5	$768.2	$(1.7)	(0.2%)
Chase Brass	705.6	612.6	93.0	15.2%
A.J. Oster	356.2	337.5	18.7	5.5%
Corporate & other(1)	(49.2)	(59.6)	10.4	17.4%

Total	$1,779.1	$1,658.7	$120.4	7.3%

Segment Adjusted EBITDA
Olin Brass	$45.3	$23.2	$22.1	95.3%
Chase Brass	73.7	61.2	12.5	20.4%
A.J. Oster	17.9	21.3	(3.4)	(16.0%)

Total for operating segments	$136.9	$105.7	$31.2	29.5%

(1)	Amounts represent intercompany eliminations

Below is a reconciliation of income before provision for income taxes and equity income to Segment EBITDA and Segment Adjusted EBITDA:

	Year Ended December 31, 2011			Year Ended December 31, 2010
($ in millions)	Olin Brass	Chase Brass	AJ Oster	Olin Brass	Chase Brass	AJ Oster
Income before provision for income taxes and equity income:	$51.0	$71.8	$24.8	$44.6	$60.0	$21.1
Interest expense	0.1	—	—	—	—	—
Depreciation expense	2.6	1.7	0.2	1.6	1.0	0.2
Amortization expense	—	0.2	—	—	0.2	—

Segment EBITDA(1)	$53.7	$73.7	$25.0	$46.2	$61.2	$21.3
Equity income, net of tax	0.9	—	—	1.5	—	—
Net income attributable to non-controlling interest	(0.2)	—	—	(0.5)	—	—
Gain from LIFO layer depletion(2)	(8.4)	—	(7.1)	(23.3)	—	—
Non-cash accretion of income of Dowa Joint Venture(3)	(0.7)	—	—	(0.7)	—	—

Segment Adjusted EBITDA(1)	$45.3	$73.7	$17.9	$23.2	$61.2	$21.3

(1)	Segment EBITDA and Segment Adjusted EBITDA are non-GAAP financial measures. See “—Non-GAAP Measures—EBITDA-Based Measures”.

(2)	Calculated based on the difference between the base year LIFO carrying value and the metal prices prevailing in the market at the time of inventory depletion.

(3)	As a result of the application of purchase accounting in connection with the November 2007 acquisition, no carrying value was initially assigned to our equity investment in the Dowa Joint Venture. This adjustment represents the accretion of equity in the Dowa Joint Venture over a 13-year period (which represents the estimated useful life of the technology and patents of the joint venture). See Note 7 to our audited consolidated financial statements, which are included elsewhere in this prospectus.

Olin Brass

Olin Brass net sales decreased by $1.7 million, or 0.2%, from $768.2 million for the year ended December 31, 2010 to $766.5 million for the year ended December 31, 2011. The decrease was due to lower volume offset by higher metal costs and higher average sales prices.

Volume decreased by 45.1 million pounds, or 14.7%, from 307.0 million pounds for the year ended December 31, 2010 to 261.9 million pounds for the year ended December 31, 2011. The decrease in volume, which contributed $112.8 million to the decrease in net sales, was the result of our continued efforts to rationalize our product mix in order to provide optimal margins and growth opportunities which were partially offset by higher demand in the automotive end market.

Higher metal prices, improved pricing and rationalization of the product mix contributed $111.1 million to net sales, offsetting almost all of the impact of the volume decrease.

Segment Adjusted EBITDA of Olin Brass increased by $22.1 million, from $23.2 million for the year ended December 31, 2010 to $45.3 million for the year ended December 31, 2011. The increase was due primarily to higher average sales prices and restructuring and other business transformation charges, partially offset by a decrease in volume. The restructuring and other business transformation charges related to a provision for excess and obsolete inventory resulting from a rationalization of our product mix, severance costs related to a workforce reduction and fees paid to labor and productivity consultants, all of which occurred during the year ended December 31, 2010 and did not recur in 2011.

Chase Brass

Chase Brass net sales increased by $93.0 million, or 15.2%, from $612.6 million for the year ended December 31, 2010 to $705.6 million for the year ended December 31, 2011. The increase was due primarily to higher metal costs and higher average sales prices in the year ended December 31, 2011, partially offset by lower volume.

Volume decreased by 5.0 million pounds, or 2.2%, from 230.8 million pounds for the year ended December 31, 2010 to 225.8 million pounds for the year ended December 31, 2011. The decrease in volume, which partially offset the increase in net sales by $13.2 million, was the result of our continued efforts to rationalize our product mix in order to provide optimal margins and growth opportunities and lower demand in the building and housing end market.

Higher metal prices, improved pricing and rationalization of the product mix contributed $106.2 million to the increase in net sales as compared to 2010.

Segment Adjusted EBITDA of Chase Brass increased by $12.5 million, from $61.2 million for the year ended December 31, 2010 to $73.7 million for the year ended December 31, 2011. The increase was due primarily to higher average sales prices, a decrease in the allowance for doubtful accounts resulting from lower estimated losses, partially offset by lower volume and higher shrinkage loss costs.

A.J. Oster

A.J. Oster net sales increased by $18.7 million, or 5.5%, from $337.5 million for the year ended December 31, 2010 to $356.2 million for the year ended December 31, 2011. The increase was due primarily to higher metal costs and higher average sales prices in the year ended December 31, 2011, partially offset by lower volume.

Volume decreased by 9.2 million pounds, or 11.6%, from 79.4 million pounds for the year ended December 31, 2010 to 70.2 million pounds for the year ended December 31, 2011. The decrease in volume, which partially offset the increase in net sales by $39.2 million, was the result of our continued efforts to rationalize our product mix in order to provide optimal margins and growth opportunities and lower demand in the building and housing end market, partially offset by higher demand in the automotive end market.

Higher metal prices, improved pricing and rationalization of the product mix contributed $57.9 million to the increase in net sales as compared to 2010.

Segment Adjusted EBITDA of A.J. Oster decreased by $3.4 million, from $21.3 million for the year ended December 31, 2010 to $17.9 million for the year ended December 31, 2011. The decrease was due to lower volume and higher supplier prices, including products supplied by Olin Brass, which was partially offset by higher average sales prices.

Liquidity and Capital Resources

Sources and Uses of Cash

Our primary uses of cash are to fund working capital, operating expenses, debt service and capital expenditures. Historically, our primary sources of short-term liquidity have been cash flow from operations and borrowings under our ABL Facility. Global Brass and Copper Holdings derives all its cash flow from its subsidiaries, including Global Brass and Copper, Inc., and receives dividends, distributions and other payments from them to generate the funds necessary to meet its financial obligations. However, Global Brass and Copper Holdings is a holding company with no operations, no employees and no assets other than its investment in Global Brass and Copper, Inc. All of our operations are conducted at Global Brass and Copper, Inc. and its subsidiaries. Global Brass and Copper, Inc. is also the primary obligor on our indebtedness, and Global Brass and Copper Holdings has no indebtedness other than its guarantee of Global Brass and Copper, Inc.’s indebtedness. The credit agreement governing the ABL Facility and the indenture governing the Senior Secured Notes do not limit the ability of subsidiaries of Global Brass and Copper, Inc. to dividend or distribute cash to Global Brass and Copper, Inc. to meet its obligations under those agreements or to operate its business. The credit agreement governing the ABL Facility and the indenture governing the Senior Secured Notes do, however, limit the ability of Global Brass and Copper, Inc. and its subsidiaries to dividend or distribute cash to Global Brass and Copper Holdings and to its equityholders, although ordinary course dividends and distributions to meet the limited holding company expenses and related obligations at Global Brass and Copper Holdings of up to $5 million per year are permitted under those agreements. Under the terms of the indenture governing the Senior Secured Notes, Global Brass and Copper Inc. is also permitted to dividend or distribute to Global Brass and Copper Holdings and its equityholders up to 50% of its Consolidated Net Income (as defined in the indenture governing the Senior Secured Notes) from April 1, 2012 to the end of Global Brass and Copper’s most recently ended fiscal quarter. As of September 30, 2013 all of the net assets of the subsidiaries are restricted except for $35.0 million which are permitted dividend distributions under the indenture governing the Senior Secured Notes. Because these limitations apply only to dividends or distributions to a holding company and our equityholders, we do not believe that the restrictions on dividends and distributions to Global Brass and Copper Holdings and its equityholders imposed by the terms of our debt agreements have any impact on our liquidity, financial condition or results of operations. We believe that these resources will be sufficient to meet our working capital and debt service needs for the next twelve months, including costs that we may incur in connection with our growth strategy. At September 30, 2013, we had $22.5 million of outstanding borrowings under our ABL Facility, $0.5 million of letters of credit, and borrowing availability of $177.0 million. The letters of credit primarily represent collateral against certain workers compensation liabilities assumed from Olin Corporation.

On August 18, 2010, we refinanced our 2007 ABL Facility, entering into the 2010 ABL Facility. The agreement governing the 2010 ABL Facility (as well as the agreement governing our current ABL Facility) eliminated the collateral hedge requirement that was in the agreement governing the facility being refinanced at the time and required that we lock-in the accumulated mark to market loss recorded in the third quarter 2010 of $32.8 million as of August 18, 2010 such that there would be no further net mark-to-market gains or losses. This was accomplished by taking an offsetting hedge position, in this case a purchase position of matching quantity and maturity to offset the sold position required under the original agreement. Metal price fluctuations from August 18, 2010 to the hedge maturity date resulted in offsetting mark-to-market impacts on the original collateral hedge sold position and on the offsetting purchase position. The accumulated losses were collateralized with a combination of $17.8 million of cash on deposit with the hedge counterparty and $15.0 million of letters of credit. The contracts matured during 2011 and were settled with cash on deposit with the hedge counterparty and canceling the letters of credit.

Our borrowing base under our current ABL Facility fluctuates with changes in eligible accounts receivable and inventory, less outstanding borrowings and letters of credit. As of September 30, 2013, the value of our eligible collateral against which we can borrow exceeded our maximum committed amount of $200.0 million by $146.0 million. Consequently, increases in eligible collateral due to increases in volume, metal prices or inventory balances will not increase the borrowing base but may increase our borrowing requirements. Conversely, decreases in volume, metal prices or inventory balances will not have an immediate impact on the borrowing base due to the excess of eligible collateral over the maximum borrowing base, but may decrease our borrowing requirements. In the event of increased commodity prices as indicated by the terms of the ABL Facility agreement, we may request, but the lenders are not obligated to, increase the maximum borrowings available up to $250.0 million. At any time, if the amount outstanding under the ABL Facility exceeds the maximum allowable borrowings, we are required to make a mandatory prepayment for the amount of the excess borrowings. At any time after the occurrence and during the continuance of a Trigger Event (as defined in the agreement governing the ABL Facility), subject to certain thresholds, reinvestment rights and other exceptions, proceeds received from asset sales, equity issuances or other specified events will be required to be applied (as mandatory prepayments) in whole or in part towards the extinguishment of outstanding amounts due under the ABL Facility.

We are a value-added converter, fabricator, distributor and processor and not a commodity metal producer. We employ our balanced book approach in order to substantially reduce the financial impact of fluctuations in metal costs on our earnings and operating margins. While changes in metal prices do not have a substantial impact on our earnings or margins, except for increased costs attributable to shrinkage loss that occur as a result of increased metal prices and the potential effect higher metal prices may have on our customers’ demand for our products, changes in metal prices do affect our liquidity because of the difference between our payment terms for metal purchases and our credit terms with our customers. As a result, when metal prices are rising, we tend to use more cash or draw more on the ABL Facility to cover the cash flow delay between cash collection from our customers and metal replacement purchases. When metal prices fall, we replace our metal at a lower cost than the metal content of cash collections and generally increase our cash balances or reduce our use of the ABL Facility. Because the financial instruments that we use to effectuate the balanced-book approach are designed to hedge against the cost of metal used in our operations, those financial instruments do not have a material impact on our liquidity. We believe that our cash flow from operations, supplemented with cash available under the ABL Facility, will provide sufficient liquidity to meet our needs in the current metal price environment.

On August 18, 2010, we refinanced the Term Loan Facility, which resulted in an increase in our interest expense. The proceeds from the Term Loan Facility were used to repay the existing related party term loan facility and the existing asset-based loan facility and to fund a cash distribution of $42.5 million to Halkos. In June 2012, Global Brass and Copper, Inc. issued $375.0 million aggregate principal amount of Senior Secured Notes and used a portion of the net proceeds to repay all outstanding amounts (including premium and unpaid interest) under the Term Loan Facility. We also used a portion of the net proceeds to pay a $160.0 million distribution to Halkos. The Senior Secured Notes bear interest at a rate of 9.50% per annum, payable in cash semi-annually on each June 1 and December 1, beginning on December 1, 2012. See “—Term Loan Facility and ABL Facility Amendment,” below.

We manage our levels of inventory in order to be able to satisfy customers’ needs in a timely fashion, while limiting our working capital requirements, to the extent possible. While we do not have a formal policy with respect to inventory, we generally keep approximately ten weeks of inventory on hand at most times of the year, subject to upward or downward adjustments depending on seasonality and management estimates of expected customer activity. Generally, we use cash on hand or borrowings under the ABL Facility to acquire inventory.

We acquired a substantial base of property, plant and equipment when we acquired the worldwide metals business of Olin Corporation and therefore have operating capacity available to support growth in our base business. Consequently, capital improvements and replacement costs account for the majority of our capital expenditures. In late 2011 and early 2012, we undertook one substantial capacity expansion program related to Eco Brass® and other “green portfolio” products which could not be accommodated on existing equipment. This program required a total of approximately $13 million of capital expenditures. We estimate annual capital expenditures from 2013 to 2017 to range between $25 million to $30 million per annum, of which $20 million to $24 million per annum will consist of capital improvements or replacement of existing capital items.

We generally meet long-term liquidity requirements, the repayment of debt and investment funding needs through cash flow from operations and additional borrowing under the ABL Facility. We believe that cash flow from operations, supplemented by cash available under the ABL Facility will be sufficient to enable us to meet our capital investment, debt service and operational obligations as they continue for at least the next twelve months.

Term Loan Facility and ABL Facility Amendment

In connection with the Term Loan Refinancing, which closed on June 1, 2012, we repaid all outstanding amounts (including $266.5 million of principal, $8.0 million of premium and $1.0 million of accrued but unpaid interest) under the Term Loan Facility using a portion of the proceeds from the issuance of $375.0 million aggregate principal amount of Senior Secured Notes. We also used a portion of the net proceeds to pay the $160.0 million Parent Distribution to Halkos. Halkos distributed the proceeds of the Parent Distribution pro rata to its equityholders (which include certain of our directors and officers) in accordance with the terms of its operating agreement.

In the June 1, 2012 ABL Amendment, we amended the 2010 ABL Facility to, among other things:

•	increase the commitments under the ABL Facility from $150.0 million to $200.0 million;

•	extend the maturity of the ABL Facility from August 18, 2014 to June 1, 2017;

•	lower the applicable margin and unused line fee under the ABL Facility;

•	permit additional acquisitions, investments, restricted payments, asset sales and debt incurrences if certain conditions are satisfied;

•	increase the inventory loan limit for the borrowing base;

•	adjust certain reporting requirements and collateral audit requirements to make them less restrictive; and

•	reduce the minimum excess availability threshold that triggers testing of the fixed charge coverage ratio covenant to 10.0%.

While we were required to maintain a maximum leverage ratio and a minimum interest coverage ratio under the Term Loan Facility, the indenture governing the Senior Secured Notes contains no financial maintenance covenants. Furthermore, the fixed charge coverage ratio covenant in the ABL Facility is only triggered by minimum excess availability of less than 10%.

As a result of the ABL Amendment and the Term Loan Refinancing, we currently believe that we will remain in compliance with our covenants based on our current financial projections. However, our financial projections are based on current assumptions with respect to the economy, competition, and other factors and are subject to change. An adverse change in one or more of these assumptions may have an adverse impact on our financial performance and render us unable to comply with some or all of our covenants. We could seek waivers or amendments if a violation did occur. However, we can provide no assurance that we could successfully obtain such waivers or amendments from our lenders. If we are unable to comply with some or all of the financial or non-financial covenants and if we fail to obtain future waivers or amendments to the credit agreements, the lenders may terminate our ABL Facility and declare all or any portion of the obligations under the ABL Facility due and payable. A default under the ABL Facility could result in an event of default under the indenture governing the Senior Secured Notes, which could result in the Senior Secured Notes becoming immediately due and payable.

Cash Flows

The following table presents the summary components of net cash provided by or used in operating, investing and financing activities for the periods indicated. As of September 30, 2013, we had cash of $18.1 million, compared to cash of $13.9 million at December 31, 2012. The accompanying discussion should be read in conjunction with our consolidated statements of cash flows in our audited consolidated financial statements and the consolidated statements of cash flows in our unaudited interim financial statements included elsewhere in this prospectus.

Cash Flow Analysis	For the Nine Months Ended September 30,		For the Year Ended December 31,
(in millions)	2013	2012	2012	2011	2010
Cash flows provided by operating activities	4.5	58.3	$81.9	$64.8	$69.4
Cash flows used in investing activities	(13.0)	(11.3)	$(20.4)	$(22.3)	$(11.9)
Cash flows provided by (used in) financing activities	12.9	(82.8)	$(96.8)	$(8.3)	$(49.6)

Cash flows from operating activities

During the nine months ended September 30, 2013, net cash provided by operating activities was $4.5 million. This amount was attributable to net income of $4.4 million and adjustments to net income of $39.7 million, partially offset by an increase in assets net of liabilities of $39.6 million. The $39.7 million in adjustments to net income was primarily due to the non-cash profits interest compensation expense of $8.9 million and $20.4 million of incremental non-cash compensation related to the modification to the Halkos LLC Agreement.

The primary contributor to the increase in assets net of liabilities was a $10.1 million increase in accounts receivable net of accounts payable (total accounts receivable increased by $34.0 million, which was partially offset by the increase in accounts payable of $23.9 million), an increase of $34.6 million in inventory, an increase in prepaid expenses and other current assets of $15.0 million, primarily due to the deferred expense related to the sales of unprocessed metal, and an increase in other assets net of liabilities of $0.3 million, partially offset by an increase in accrued liabilities of $10.6 million, which was primarily due to the increase in deferred revenue, an increase in accrued interest of $9.2 million and a decrease in income taxes receivable net of income taxes payable of $0.6 million.

The increase in inventory is primarily due to a shift in the product mix at Olin Brass to items requiring more processing steps and operational issues affecting product flow and yield within the brass mill and downstream cupping operation.

The increase in accounts receivable was due to an increase in trade receivables as a result of higher sales during the third quarter of 2013 as compared to the fourth quarter of 2012, partially offset by the decrease in day’s sales outstanding (“DSO”) from 44 days as of December 31, 2012 to 40 days at September 30, 2013. The change in DSO was due primarily to customer mix and to seasonal and intra-month fluctuations in the timing of shipments and collections. The increase in accounts payable was due to higher volume in the third quarter of 2013 as compared to the fourth quarter of 2012, partially offset by the decrease in the purchase payment cycle from 24 days at December 31, 2012 to 21 days at September 30, 2013. The decrease in the purchase payment cycle was due primarily to vendor mix and to seasonal and intra-month fluctuations in the timing of material receipts and payments.

During the nine months ended September 30, 2012, net cash provided by operating activities was $58.3 million. This amount was attributable to net income of $5.3 million, adjustments to net income of $48.4 million, and a decrease in assets net of liabilities of $4.6 million. The $48.4 million in adjustments were predominantly non-cash items, including the loss on extinguishment of debt in connection with the Term Loan Refinancing of $19.6 million and non-cash profits interest compensation expense of $19.5 million.

The primary contributors to the decrease in assets net of liabilities was an increase in accrued liabilities of $12.1 million, primarily related to deferred revenue resulting from the purchase and resale of raw material by us on behalf of a toll customer for the benefit of the customer’s toll inventory account, an increase in accrued interest of $8.1 million, a decrease in prepaid expenses and other current assets of $5.4 million, a decrease in income taxes receivable net of income taxes payable of $2.7 million, and a $1.3 million reduction in inventory due primarily to commercial and manufacturing process improvements, partially offset by an $18.1 million increase in accounts receivable net of accounts payable (total accounts receivable increased by $48.9 million and accounts payable increased by $30.8 million) and an increase in other assets net of liabilities of $6.9 million.

The increase in accounts receivable was due to an increase in trade receivables as a result of higher sales during the third quarter of 2012 as compared to the fourth quarter of 2011 and an increase in the DSO from 43 days as of December 31, 2011 to 45 days as of September 30, 2012. The change in DSO was due primarily to customer mix and to seasonal and intra-month fluctuations in the timing of shipments and collections. In addition, non-trade receivables increased as a result of the purchase and resale of raw material by us on behalf of a toll customer for the benefit of the customer’s toll inventory account. The increase in accounts payable was due to higher volume in the third quarter of 2012 as compared to the fourth quarter of 2011 as well as an increase in the purchase payment cycle from 23 days as of December 31, 2011 to 26 days at September 30, 2012. The increase in the purchase payment cycle was due primarily to vendor mix and to seasonal and intra-month fluctuations in the timing of material receipts and payments.

During the year ended December 31, 2012, net cash provided by operating activities was $81.9 million. This amount was primarily attributable to net income of $12.9 million, adjustments to net income of $47.5 million, and a decrease in assets net of liabilities of $21.5 million. The $47.5 million in adjustments included the loss on extinguishment of debt in connection with the Term Loan Refinancing of $19.6 million and non-cash profits interest compensation expense of $19.5 million.

The primary contributors to the decrease in assets net of liabilities was an $11.5 million reduction in inventory due primarily to commercial and manufacturing process improvements, a decrease of prepaid expenses and other current assets of $4.7 million, a decrease in income taxes receivable net of income taxes payable of $3.7 million, a $2.1 million decrease in accounts receivable net of accounts payable (total accounts receivable increased $1.6 million, which was offset by the increase in accounts payable of $3.7 million), and an increase in accrued liabilities of $0.9 million, partially offset by a $0.6 million increase in other assets net of liabilities and a decrease in accrued interest of $0.8 million.

The increase in accounts receivable was due primarily to an increase in trade receivables as a result of higher volume in the fourth quarter of 2012 as compared to the fourth quarter of 2011, while the day’s sales outstanding remained relatively consistent at 39 days for both periods. The increase in accounts payable was due to higher volume in the fourth quarter of 2012 as compared to the fourth quarter of 2011, while the purchase payment cycle remained consistent at 19 days for both periods.

During the year ended December 31, 2011, net cash provided by operating activities was $64.8 million. This amount was primarily attributable to net income of $55.3 million and adjustments to net income of $19.1 million and partially offset by an increase in assets net of liabilities of $9.6 million. Included in the adjustments to net income is the provision for bad debt expense, which was a net reduction of $4.2 million from the year ended December 31, 2010, resulting from lower estimated losses. The primary contributor to the increase in assets net of liabilities was the $37.0 million reduction of accrued liabilities, primarily as a result of settlement of derivative contracts, an increase in income taxes receivable net of income taxes payable of $2.7 million, and a decrease in accrued interest of $0.1 million, which was partially offset by a decrease in prepaid expenses of $18.3 million, a reduction in inventory of $6.6 million due to manufacturing process improvements and product portfolio rationalization, a decrease in accounts receivable net of accounts payable of $3.8 million, and a net decrease in other assets and liabilities of $1.5 million.

During the year ended December 31, 2010, net cash provided by operating activities was $69.4 million. This amount was primarily attributable to net income of $42.1 million, adjustments to net income of $26.3 million (primarily unrealized losses on derivative contracts) and a reduction in assets net of liabilities of $1.0 million. The primary contributor to the reduction in assets net of liabilities was a reduction in inventory of $8.7 million due to manufacturing process improvements and product portfolio rationalization, which was partially offset by an increase in accounts receivable net of accounts payable of $5.4 million, reflecting the impact of higher volume and metal prices on the spread between our receivable collection terms and metal purchase terms.

Cash flows from investing activities

Net cash used in investing activities was $13.0 million for the nine months ended September 30, 2013, which consisted primarily of $13.2 million of capital improvements or replacement of existing capital items, partially offset by $0.2 million of proceeds from the sale of property, plant and equipment.

Net cash used in investing activities was $11.3 million for the nine months ended September 30, 2012, which consisted primarily of capital improvements or replacement of existing capital items.

Net cash used in investing activities was $20.4 million for the year ended December 31, 2012, which consisted primarily of capital improvements or replacement of existing capital items.

Net cash used in investing activities was $22.3 million for the year ended December 31, 2011, which consisted primarily of capital investment, of which $16.3 million was due to capital improvements, or replacement of existing capital items and $6.1 million was due to capacity expansion or other growth, offset by $0.1 million of proceeds from the sale of property, plant and equipment.

Net cash used in investing activities was $11.9 million for the year ended December 31, 2010, which consisted primarily of capital investment, of which $7.8 million was due to capital improvements or replacement of existing capital items and $4.1 million was due to capacity expansion or other growth.

Cash flows from financing activities

Net cash provided by financing activities was $12.9 million for the nine months ended September 30, 2013, which consisted primarily of net borrowings under the ABL Facility of $8.0 million, as well as a decrease of $4.9 million in the receivable due from stockholder as all amounts were received pertaining to reimbursable expenses incurred in connection with our IPO efforts.

Net cash used in financing activities was $82.8 million for the nine months ended September 30, 2012, which was the result of the payment on the term loan of $310.9 million (including repayment of $266.5 million associated with the Term Loan Refinancing, a voluntary prepayment of $15.0 million, a mandatory prepayment of $28.6 million, and a scheduled payment of $0.8 million), the Parent Distribution to Halkos of $160.0 million prior to the IPO, payment of $12.9 million of costs associated with the issuance of the Senior Secured Notes and the ABL Amendment, and $2.4 million receivable due from stockholder pertaining to reimbursable expenses, offset by proceeds from the Senior Secured Notes of $375.0 million and net borrowings on the ABL Facility of $28.4 million.

Net cash used in financing activities was $96.8 million for the year ended December 31, 2012, which was a result of the repayment of the term loan of $310.9 million (including repayment of $266.5 million associated with the Term Loan Refinancing, a voluntary prepayment of $15.0 million, a mandatory prepayment of $28.6 million, and a scheduled payment of $0.8 million), the Parent Distribution to Halkos of $160.0 million, payment of $13.0 million of costs associated with the issuance of the Senior Secured Notes and the ABL Amendment, and $2.4 million receivable due from stockholder pertaining to reimbursable expenses, offset by the proceeds from the Senior Secured Notes of $375.0 million and net borrowings on the ABL Facility of $14.5 million.

Net cash used in financing activities was $8.3 million for the year ended December 31, 2011, which consisted primarily of scheduled payments under the term loan of $3.3 million, a $2.4 million receivable due from stockholder pertaining to reimbursable expenses, $1.7 million of fees and expenses related to the October 2011 amendment of our Term Loan Facility and the 2010 ABL Facility and principal payments on capital lease obligation of $0.9 million.

Net cash used in financing activities was $49.6 million for the year ended December 31, 2010. The August 2010 refinancing included the following transactions, which affected cash used in financing activities:

•	receipt of $305.6 million of proceeds from the Term Loan Facility (reflecting a 3.0% original discount, which was amortized as interest expense over the life of the Term Loan Facility);

•	receipt of $9.0 million of proceeds from borrowings under the ABL Facility;

•	repayment of the $60.0 million term loan extended by affiliates of KPS;

•	payment of a $42.5 million dividend to Halkos, the sole stockholder of Global Brass and Copper Holdings;

•	repayment of the entire $197.8 million outstanding amount under our prior asset-based loan facility; and

•	payment of $15.1 million of fees and expenses related to the refinancing.

Payments on the 2010 ABL Facility for the year ended December 31, 2010 were $1,272.2 million, which offset borrowings of $1,096.6 million.

Aside from the refinancing, uses of cash in financing activities during the year ended December 31, 2010 included an additional $59.8 million for the repayments of the term loan extended by affiliates of KPS, $0.8 million of required amortization payments under the Term Loan Facility and cash overdrafts of $1.2 million.

Covenant Compliance

“EBITDA” (as defined in the agreement governing the ABL Facility) is used in the agreements governing the ABL Facility to measure compliance with various financial ratio tests. See “—Non-GAAP Measures—EBITDA-Based Measures”.

Fixed Charge Coverage Ratio

Pursuant to the agreement governing the ABL Facility, the fixed charge coverage ratio is calculated each month on a rolling twelve-month basis by dividing (1) “EBITDA” (as defined in the agreement governing the ABL Facility) minus cash taxes to the extent actually paid during such period, dividends and capital expenditures paid in cash during such period, for such twelve-month period by (2) Fixed Charges for such twelve-month period. Fixed Charges are defined as all interest expense, excluding paid-in-kind, accrued or deferred interest, net of all interest income, plus all regularly scheduled principal payments of indebtedness for borrowed money, indebtedness for the deferred purchase price of any property or services or indebtedness with respect to capital leases.

The fixed charge coverage ratio covenant only is tested when excess availability is less than $20.0 million for five consecutive days (10% of the $200.0 million maximum borrowing base currently in effect). Under such circumstances, we would be required to maintain a fixed charge coverage ratio of greater than or equal to 1.1:1.

As of September 30, 2013, the fixed charge coverage ratio was not in effect.

Minimum Excess Availability

Pursuant to the agreement governing the ABL Facility, for any period of two consecutive days, Excess Availability under the ABL facility may not be less than $10.0 million. “Excess Availability” is defined as (1) the lesser of: (a) the “Borrowing Base” (as defined in the agreement governing the ABL Facility) and (b) the maximum amount available under the ABL Facility at such time; minus (2) the sum of: (a) the amount of all then outstanding loans under the ABL Facility; plus (b) the amount of all reserves then established in respect of letter of credit obligations; plus (c) the aggregate amount of all then outstanding trade payables that are more than 60 days past due as of the end of the immediately preceding calendar month (other than such payables that are being contested in good faith); plus (d) without duplication, the amount of checks issued but not yet sent to pay trade payables and other obligations more than 60 days past due as of the end of the immediately preceding calendar month, plus (e) Qualified Cash (as defined in the agreement governing the ABL Facility) only in the event that Excess Availability (without giving effect to Qualified Cash) as of such date is greater than $50.0 million.

As of September 30, 2013, we were in compliance with the minimum Excess Availability covenant.

Outstanding Indebtedness

The Term Loan Facility

On November 19, 2007, in conjunction with the acquisition of the worldwide metals business of Olin Corporation, we entered into two credit agreements, one of which provided for a related party term loan and the other the 2007 ABL Facility. KPS Capital Finance, LLC, an affiliate of KPS (refer to note 15, “Related Parties”, in the notes to our audited consolidated financial statements included elsewhere in this prospectus), issued the related party debt, which provided for initial borrowings of $70.0 million. The related party term loan credit agreement was subsequently amended to increase the related party term loan to $119.8 million.

On August 18, 2010, we entered into the Term Loan Facility, which provided for a senior secured term loan facility under which we borrowed $315.0 million, net of an original discount of $9.4 million. The original discount was being amortized using the effective interest method as incremental non-cash interest expense over the term of the Term Loan Facility. The proceeds from the Term Loan Facility were used to repay the existing related party term loan facility and the 2007 ABL Facility and to fund a cash distribution of $42.5 million to Halkos. At December 31, 2011, the Term Loan Facility accrued interest at a rate of 10.25%. In the Term Loan Refinancing, which closed on June 1, 2012, we repaid all outstanding amounts (including $266.5 million of principal, $8.0 million of premium and $1.0 million of accrued but unpaid interest) under the Term Loan Facility using a portion of the proceeds from the issuance of $375.0 million aggregate principal amount of Senior Secured Notes.

The ABL Facility

On August 18, 2010, we entered into the 2010 ABL Facility, providing for borrowings of up to the lesser of $150.0 million or the borrowing base, in each case, less outstanding loans and letters of credit. As a result of the ABL Amendment, which occurred on June 1, 2012, the maximum availability under the ABL Facility was increased to $200.0 million. The borrowing base is defined as 85% of eligible accounts; plus the lesser of (x) 80% of the value of eligible inventory, (y) 90% of the net recovery percentage for the eligible inventory multiplied by the value of such eligible inventory and (z) the Inventory Loan Limit (which was $150.0 million as of December 31, 2012); minus reserves. As of September 30, 2013, our eligible collateral for our borrowing base had a value of $346.0 million, with a maximum availability of $200.0 million. As of September 30, 2013, we had $177.0 million available for borrowing under the ABL Facility, giving effect to $22.5 million of outstanding borrowings and $0.5 million of outstanding letters of credit. In the event of increased commodity prices as indicated by the terms of the ABL Facility agreement, we may request, but the lenders are not obligated to, increase the maximum borrowings available up to $250.0 million. At any time, if the amount outstanding under the ABL Facility exceeds the maximum allowable borrowings, we may be required to make a mandatory prepayment for the amount of the excess borrowings.

At any time after the occurrence and during the continuance of a “Trigger Event”, as defined in the agreement governing the ABL Facility, subject to certain thresholds, reinvestment rights and other exceptions, proceeds received from asset sales, equity issuances or other specified events will be required to be applied (as mandatory prepayments) in whole or in part towards the extinguishment of outstanding amounts due under the ABL Facility.

We may elect to receive advances under the ABL Facility in the form of either prime rate advances or LIBOR rate advances, as defined by the agreement governing the ABL Facility. The unused portion under the ABL Facility determines the applicable spread added to the LIBOR rate. The unused portion the ABL Facility was $177.0 million as of September 30, 2013. Unused amounts under the ABL Facility incur an unused line fee of 0.50% per annum, payable in full on a quarterly basis. Also effective with the ABL Amendment, outstanding borrowings under the ABL Facility bear interest at a rate equal to either (i) for prime rate loans, a prime rate plus a spread between 1.0% and 1.5%, depending on excess availability levels or (ii) for LIBOR rate loans, LIBOR plus a spread of 2.0% to 2.5% depending on excess availability levels. As of September 30, 2013, amounts outstanding under the ABL Facility accrued interest at a rate of 3.33%. As of December 31, 2012, amounts outstanding under the ABL Facility bore interest at a rate of 4.50%.

The ABL Facility has an expiration date of June 1, 2017 and contains various covenants to which we are subject on an ongoing basis. The ABL Facility restricts our ability to, among other things, incur indebtedness, grant liens, repurchase stock, issue cash dividends, make investments and acquisitions and sell assets, in each case subject to certain designated exceptions. Outstanding borrowings under the ABL Facility are secured by a senior-priority security interest in our accounts receivable and inventory (which secure the Senior Secured Notes on a junior-priority basis) and by a junior-priority security interest in our fixed assets (which secure the Senior Secured Notes on a senior-priority basis). As of September 30, 2013, we were in compliance with all of our covenants under the ABL Facility.

The ABL Facility contains customary events of default including, among others, failure to make payment when due, materially incorrect representations and warranties, breach of covenants, events of bankruptcy, or a change in control. In the case of an event of default occurring, the applicable interest rate spread increases by 2.0%, and the lenders would have the option to call the outstanding amount due.

Senior Secured Notes

On June 1, 2012, Global Brass and Copper, Inc. issued $375.0 million in aggregate principal amount of 9.50% Senior Secured Notes due 2019. A portion of the net proceeds of the Senior Secured Notes was used in the Term Loan Refinancing. A portion of the net proceeds of the Senior Secured Notes was used to make the $160.0 million Parent Distribution to Halkos. The Senior Secured Notes are guaranteed by Global Brass and Copper Holdings, by substantially all of our existing 100%-owned U.S. subsidiaries and by any future Restricted Subsidiaries (as defined in the indenture governing the

Senior Secured Notes) who guarantee or incur certain types of permitted debt under the indenture governing the Senior Secured Notes. The Senior Secured Notes are secured by a senior-priority security interest in the fixed assets of the Issuer and guarantors (which secure the ABL Facility on a junior-priority basis) and by a junior-priority security interest in our accounts receivable and inventory of the Issuer and guarantors (which secure the ABL Facility on a senior-priority basis).

The indenture governing the Senior Secured Notes contains covenants that limit Global Brass and Copper, Inc.’s ability and the ability of its Restricted Subsidiaries to, among other things, incur or guarantee additional debt or issue preferred stock, pay dividends, repurchase equity interests, repay subordinated indebtedness, make investments, create restrictions on the payment of dividends or other amounts to us from restricted subsidiaries, sell assets, including collateral, enter into transactions with affiliates, merge or consolidate with another person, sell or otherwise dispose of all or substantially all of our assets and create liens on our or the restricted subsidiaries’ assets to secure debt.

The Senior Secured Notes mature on June 1, 2019. Interest on the Senior Secured Notes accrues at the rate of 9.50% per annum and is payable semiannually in arrears on June 1 and December 1, commencing on December 1, 2012.

Global Brass and Copper, Inc. is required to offer to redeem the Senior Secured Notes at a purchase price of 101% of their principal amount (plus accrued and unpaid interest) upon the occurrence of certain change of control events. In addition, upon the completion of certain asset dispositions, Global Brass and Copper, Inc. may be required to offer to redeem the Senior Secured Notes at a purchase price of 100% of their principal amount (plus accrued and unpaid interest) if Global Brass and Copper, Inc. does not apply the proceeds of such asset dispositions in accordance with the indenture by certain specified deadlines.

Pursuant to a registration rights agreement, dated as of June 1, 2012, Global Brass and Copper, Inc. was required to effect a registered offer to issue registered exchange notes (with substantially the same terms as the Senior Secured Notes) in exchange for the Senior Secured Notes that Global Brass and Copper, Inc. issued in a private offering on June 1, 2012. If Global Brass and Copper, Inc. did not cause the registration statement for the exchange offer to go effective within 365 days after June 1, 2012, or otherwise failed to comply with the other deadlines in the registration rights agreement, it was required to pay additional interest on the Senior Secured Notes equal to 0.25% per annum for each 90 days it is in default, up to a maximum of 0.50% per annum.

Additional interest accrued on the Senior Secured Notes from June 1, 2013 through September 5, 2013; however, as of September 6, 2013, the registration statement for the exchange offer was declared effective by the SEC, and accordingly, from that date, additional interest no longer accrued on the Senior Secured Notes. Pursuant to a registration rights agreement, on October 7, 2013, Global Brass and Copper, Inc. completed the Exchange Offer to issue registered Senior Secured Notes (with substantially the same terms as the originally issued Senior Secured Notes) in exchange for the Senior Secured Notes that Global Brass and Copper, Inc. issued in a private offering on June 1, 2012.

Interest Rate Caps

During the fourth quarter of 2010, we entered into interest rate cap agreements in compliance with the requirement pursuant to the agreement governing the then existing Term Loan Facility to provide that at least 50% of the Term Loan Facility be subject to a fixed rate or interest rate protection at least through the third anniversary of the agreement governing the Term Loan Facility. The interest rate cap agreements capped the interest rate on $300.0 million of the aggregate principal outstanding under the Term Loan Facility. We have not designated the interest rate cap agreements as an accounting hedge, so changes in the fair value of the interest rate cap agreements are recorded as non-cash interest expense in our consolidated statements of operations.

Contractual Obligations

The following table illustrates our contractual commitments as of December 31, 2012:

Contractual commitments (in millions)	2013	2014	2015	2016	2017	Beyond	Total
Leases	$2.7	$1.6	$1.0	$0.6	$0.1	$—	$6.0
IAM National Pension Fund	3.8	—	—	—	—	—	3.8
Senior Secured Notes—Principal	—	—	—	—	—	375.0	375.0
Senior Secured Notes—Interest	35.6	35.6	35.6	35.6	35.6	50.5	228.5
Purchase Obligations	195.3	3.7	2.2	—	—	—	201.2
KPS Management Fee Obligation	1.0	1.0	1.0	1.0	1.0	—	5.0

Total	$238.4	$41.9	$39.8	$37.2	$36.7	$425.5	$819.5

We are obligated to make future payments under various contracts such as debt agreements, lease agreements and collective bargaining agreements. Operating lease obligations are payment obligations under leases classified as operating leases. Most leases are for a period of three years but some last up to five years and are primarily for equipment used in our manufacturing and distribution operations. Our purchase obligations are agreements to purchase goods or services that are enforceable and legally binding on us that specify all significant terms, including fixed or minimum quantities, fixed or variable prices and the approximate timing of the transaction. Purchase obligations include the pricing of anticipated metal purchases using contractual metal prices, or where pricing is dependent on prevailing COMEX or LME prices at the time of delivery, market metal prices as of December 31, 2012, as well as natural gas and electricity prices. As a result of the variability in the pricing of many of our metal purchasing obligations, actual amounts may vary from the amounts shown above.

We participate in a multi-employer pension plan under the collective bargaining agreement that covers the East Alton, Illinois operations of our Olin Brass segment. The collective bargaining agreement runs through November 2017 and obligates us to contribute to the plan at a rate per eligible hour per covered employee as specified in the agreement. We do not have any defined benefit or post-retirement benefit plans. The contributions to the multi-employer plan are a function of employment levels and eligible work hours. As a result, actual amounts may vary from the amounts shown above.

The ABL Facility bears interest at variable rates, and the outstanding amounts under the ABL Facility will vary from time to time, so estimating future interest and principal payments under the ABL Facility is not practicable. The ABL Facility matures on June 1, 2017.

Off-Balance Sheet Arrangements

We have not created, and are not party to, any special-purpose or off-balance sheet entities for the purpose of raising capital, incurring debt or operating our business. We do not have any off-balance sheet arrangements or relationships with entities that are not consolidated into our financial statements that have or are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, sales, expenses, results of operations, liquidity, capital expenditures or capital resources.

Critical Accounting Policies and Estimates

The discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. Estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. The result of this process forms the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. We review our estimates and judgments on a regular, ongoing basis. Actual results may differ from these estimates due to changed circumstances and conditions.

The following accounting policies and estimates are considered critical in light of the potentially material impact that the estimates, judgments and uncertainties affecting the application of these policies might have on our reported financial information.

Our accounting policies are more fully described in note 2 “Summary of Significant Accounting Policies” to our audited consolidated financial statements included elsewhere in this prospectus. There have been no significant changes to our critical accounting policies or estimates for the year ended December 31, 2012.

Revenue Recognition

We recognize revenue for both toll and non-toll basis sales only when risk of loss and title passes to the customer, which generally occurs upon shipment. Estimates for future rebates on certain product lines and product returns are recognized in the period in which the revenue is recorded. Rebates are estimated based upon our historical experience, combined with a review of current developments. The allowance for doubtful accounts is estimated based upon our historical experience, combined with a review of current developments and the specific identification method of accounts for which payment has become unlikely. Billings to customers for shipping costs are included in net sales and the cost of shipping product to those customers is reflected as a component of cost of sales.

Inventories

Inventories include costs attributable to direct labor and manufacturing overhead but are primarily comprised of raw material costs. The raw materials component of inventories that is valued on a LIFO basis comprises approximately 73% and 70% of total inventory at September 30, 2013 and December 31, 2012, respectively.

Other manufactured inventories, including the non-material components and certain non-U.S. inventories, are valued on a FIFO basis. Elements of cost in finished goods inventory in addition to the cost of material include depreciation, amortization, utilities, consumable production supplies, maintenance, production wages and transportation costs.

Inventories are stated at the lower of cost or market. The market price of metals used in production and related scrap is subject to volatility. During periods when open-market prices decline below net book value, we may need to record a provision to reduce the carrying value of our inventory. We analyze the carrying value of inventory for impairment if circumstances indicate impairment may have occurred. If an impairment occurs, the amount of impairment loss is determined by measuring the excess of the carrying value of inventory over the net realizable value of inventory.

We record an estimate for slow moving and obsolete inventory based upon product knowledge, physical inventory observation, estimated future demand, market conditions and an aging analysis of the inventory on hand. Our policy is to evaluate all inventories including raw material, work-in-process and finished goods. Inventory in excess of our estimated usage requirements is written down to its estimated net realizable value.

Purchase Accounting

Determining the fair value of certain assets, liabilities and subsidiaries assumed in a business combination is judgmental in nature and often involves the use of significant estimates and assumptions. Some of the more significant estimates and assumptions used in valuing our acquisition of the worldwide metals business of Olin Corporation in 2007 and our acquisition of the order book, customer list and certain other assets of Bolton’s North American operations in January 2008 included projected future cash flows and discount rates reflecting the risk inherent in future cash flows.

We recognized goodwill related to the acquisition of the order book, customer list and certain other assets of Bolton’s North American operations, as the purchase price exceeded the fair value of net assets. For the acquisition of the worldwide metals business of Olin Corporation, the estimated fair value of the net assets exceeded the purchase price, thus creating negative goodwill under then-current GAAP guidance. As such, noncurrent assets were assigned no value in the acquisition from Olin Corporation.

We own a 50% interest in the Dowa Joint Venture, a joint venture with Dowa Co. based in Japan. As a result of the acquisition of the worldwide metals business of Olin Corporation, a negative basis difference was created between our books and our share of the Dowa Joint Venture’s equity. ASC Topic 323-10- 35-5(b) states that basis difference between the investor’s cost and underlying equity in net assets of the investee at the date of investment requires recognition unless it is attributable to a non-amortizing asset such as goodwill. The negative basis difference was created due to the bargain purchase event and was not attributable to any specific element of the joint venture itself. As the difference was not attributable to any of the assets of the Dowa Joint Venture, the equity investment as a whole was assessed to determine the appropriate accretion period for the basis difference. The purpose of the joint venture is to supply Olin Brass’s HPAs to the Asian market through the licensing of Olin Brass technology. Given consideration of this use, the negative basis difference is being accreted over a period of 13 years.

Uncertain Tax Positions

Our management evaluates the recognition and measurement of uncertain tax positions based on applicable tax law, regulations, case law, administrative rulings and pronouncements and the facts and circumstances surrounding the tax position. Changes in our estimates related to the recognition and measurement of the amount recorded for uncertain tax positions could result in significant changes in our provision for (benefit from) income taxes, which could be material to our consolidated results of operations.

Derivative Contracts

We measure the fair value of our derivative contract positions under the provisions of ASC Topic 820, which defines fair value, establishes a framework for measuring fair value and enhances disclosures about fair value measures required under other accounting pronouncements but does not change existing guidance as to whether or not an instrument is carried at fair value. This guidance also specifies a fair value hierarchy based upon the observability of inputs used in valuation techniques.

In accordance with this guidance, fair value measurements are classified under the following hierarchy:

•	Level 1—Quoted prices for identical instruments in active markets.

•

Level 2—Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active and model-derived valuations in which all significant inputs or significant value-drivers are observable in active markets.

•	Level 3—Model-derived valuations in which one or more significant inputs or significant value-drivers are unobservable.

In accordance with ASC Topic 820, we determine the fair value of derivative contracts using Level 2 inputs. As of September 30, 2013, we did not hold assets or liabilities requiring a Level 3 measurement, and there were not any transfers between the hierarchy levels during nine months ended September 30, 2013 or 2012 or the years ended December 31, 2012 or 2011. We do not use hedge accounting for our derivative contracts. All gains and losses are recorded as operating expense in the consolidated statement of operations as these contracts are marked to market each period.

Profits Interest Awards

As of September 30, 2013, Halkos owned 61.5% of the common stock of Global Brass and Copper Holdings. Halkos has granted, pursuant to the Halkos Equity Plan, non-voting membership interests to select members of management, namely Class B Profits Interest Shares, Class C Profits Interest Shares and Class D Profits Interest Shares. The Class B Shares, Class C Shares and Class D Shares are profits interests in Halkos.

Class B Profits Interest Shares

Prior to the modification discussed below, Class B Shares were accounted for as a profit-sharing arrangement. Expense on the Class B Shares was recorded in the period in which distributions from Halkos to Class Share award holders were determined to be probable. We accounted for these distributions as non-cash compensation expense with a corresponding increase in additional paid-in capital. As a result of the modifications discussed below, we will not recognize non-cash compensation expense in connection with distributions related to this offering or future distributions on the Class B Shares.

In June 2013, Halkos modified the Halkos LLC Agreement to eliminate its right to acquire all or a portion of the Class B Shares. This modification to the Halkos LLC Agreement triggered the recognition of additional non-cash compensation expense reflecting the fair value of vested Class B Shares as of the date of modification of the Halkos LLC Agreement. The observable market price of Global Brass and Copper Holdings’ publicly traded common stock was used to determine the fair value of the Class B Shares. In June 2013, we recognized $20.4 million of incremental non-cash compensation as a result of the modification.

Class C Profits Interest Shares and Class D Profits Interest Shares

As of September 30, 2013, there were no Class C Shares or Class D Shares outstanding. Throughout the time they were outstanding, Class C Shares and Class D Shares were considered to be dual-indexed stock based compensation awards that were accounted for as liability awards. An expense would have been recorded if it became probable that a liquidity event occurred and KPS would subsequently sell its shares down to a less than 20% investment in Halkos and exceeding a specified rate of return target on its investment in Global Brass and Copper Holdings. Such expense would have been recognized as compensation over the implied service period and would have been remeasured at each reporting date at fair value with any changes in fair value therein also recorded as compensation expense. For purposes of disclosing unrecognized expense, the fair value of these awards was determined by first using a valuation model that uses a discounted cash flow and comparable company analysis to estimate an enterprise value for Global Brass and Copper Holdings and then used the Black-Scholes model to allocate enterprise value to the Class C Shares and Class D

Shares. The determination of fair value is affected by assumptions regarding a number of highly complex and subjective variables. Changes in the subjective assumptions can materially affect the estimate of their fair value.

From the date of grant, we determined that the achievement of performance conditions for the then outstanding Class C Shares and Class D Shares was not probable as it was conditioned upon a liquidity event that is outside the control of the issuer. As a result, no expense relative to these liability awards has been reflected in the accompanying consolidated financial statements.

On June 30, 2011, the Halkos limited liability company agreement was amended and the Class C Shares and Class D Shares were converted into Class B Shares. As a result, there are no longer any Class C Shares or Class D Shares outstanding. The amendment and conversion did not result in any impact to the consolidated financial statements as the conversion was in effect a liability to liability modification and the achievement of the Class C and D Shares performance condition was not probable nor were there any probable distributions payable for Class B Shares at the time of conversion.

Prior to the conversion, all 2,000 Class C Shares and all 2,000 Class D Shares were held by Mr. Walker. Consideration for the Class C and D Shares consisted of the Class B Shares into which such Class C and D Shares were converted. All 2,000 of the Class C Shares were converted into 2,000 Class B Shares (a 1:1 conversion ratio) and all 2,000 of the Class D Shares were converted into 1,500 Class B Shares (a 4:3 conversion ratio). We determined the ratio for the conversion based upon our determination of the relative value of the Class C and Class D Shares converted into Class B Shares at the time of such conversion. The estimated fair value of the Class B Shares received in the exchange was equal to the estimated fair value of the Class C and D Shares surrendered. In accordance with GAAP, we estimated the fair value of each class of Shares in accordance with the valuation model discussed above and in note 17, “Profits Interest Awards,” in the notes to our audited consolidated financial statements included elsewhere in this prospectus. At the time of conversion, the estimated fair value of the Class B Shares was between $1,536 and $1,592 per Share, the estimated fair value of the Class C Shares was between $1,441 and $1,526 per Share, and the estimated fair value of the Class D Shares was between $1,136 and $1,192 per Share.

Recent Accounting Pronouncements

In February 2013, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2013-02, Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income. This guidance requires entities to provide disclosures about items that are required by U.S. GAAP to be reclassified from accumulated other comprehensive income (“AOCI”) to net income in their entirety in the same reporting period. The disclosure includes the amount of the reclassification and identifies the line item on the statement where net income is presented that is affected by the reclassification. For other items reclassified from AOCI, the disclosure lists cross-references to other disclosures where additional details about their effects are disclosed. This guidance is effective for reporting periods beginning after December 15, 2012. The adoption of this guidance in the first quarter of 2013 did not have a material effect on our consolidated financial statements and disclosures.

In December 2011, the FASB issued ASU 2011-11, Disclosures about Offsetting Assets and Liabilities. This guidance requires entities to disclose both gross and net information about both instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting arrangement. This guidance does not amend existing guidance on when it is appropriate to offset. In January 2013, the FASB issued ASU 2013-01, Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities, which limits the scope of ASU 2011-11 to derivatives, repurchase agreements and reverse repurchase agreements, and securities borrowing and lending arrangements. The guidance is effective for annual periods beginning January 1, 2013 and interim periods within those annual periods. We adopted this guidance in the first quarter of 2013 and have included the required disclosures in note 10, “Derivative Contracts” to our unaudited consolidated financial statements included elsewhere in this prospectus and note 13, “Derivative Contracts” to our audited consolidated financial statements included elsewhere in this prospectus.

Inflation and Seasonality

We experience effects of inflation on input costs, such as wages, natural gas, electricity, plating and other key inputs. We may not be able to offset fully the impact of inflation on these input costs or energy costs through price increases, productivity improvements or cost reduction programs.

There is a slight decrease in our net sales in each fourth fiscal quarter as a result of a decrease in demand due to customer shutdowns for the holidays and holiday and year-end maintenance of plants and inventory by customers. We also typically experience slight working capital increases in the first fiscal quarter.

Quantitative and Qualitative Disclosure about Market Risk

Market risk represents the risk of changes in the value of market risk sensitive instruments caused by fluctuations in interest rates, commodity prices and foreign exchange rates. Changes in these factors could cause fluctuations in the results of our operations and cash flows. In the ordinary course of business, we are primarily exposed to changes in commodity prices, interest rates and foreign currency exchange rates. To manage the volatility related to these exposures we use various financial instruments, including some derivatives, to help us manage our metal price, energy price, and interest rate risk. We also use offsetting forward sale and purchase agreements to help mitigate commodity price risks on operating margins. These agreements generally do not contain minimum purchase requirements.

We do not use derivative instruments for trading or speculative purposes and have not elected to use hedge accounting. We manage counterparty credit risk by entering into derivative instruments only with financial institutions with investment-grade credit ratings.

The following tables set forth the impact of a 10% price change on our hedging positions as of September 30, 2013 and December 31, 2012, respectively.

(in millions)
September 30, 2013	Nominal value	Fair value	Unrealized losses	Impact of 10% price change on fair value
Metals	$(17.5)	$(17.9)	$(0.4)	$1.8
Natural Gas	0.2	0.2	—	—
Electricity	1.3	1.3	—	0.1
Interest Rate Caps	—	—	—	—

Totals	$(16.0)	$(16.4)	$(0.4)	$1.9

(in millions)
December 31, 2012	Nominal value	Fair value	Unrealized gains	Impact of 10% price change on fair value
Metals	$14.0	$14.4	$0.4	$1.4
Natural Gas	0.2	0.2	—	—
Electricity	1.3	1.5	0.2	0.2
Interest Rate Caps	—	—	—	—

Totals	$15.5	$16.1	$0.6	$1.6

Commodity Prices

In the ordinary course of business, we are exposed to earnings and cash flow volatility resulting from fluctuations in metal, natural gas and electricity costs. We use our balanced book approach, supported, where required, by derivative contracts, to substantially reduce the impact of metal price fluctuations on operating margins. Despite our use of our balanced book approach to mitigate the impact of metal price fluctuations on our operating margins, we must bear the cost of any shrinkage during production, which may increase the volatility of our results of operations. We also use derivative contracts to reduce uncertainty and volatility in natural gas and electricity costs.

Interest Rates

We are exposed to volatility in interest rates and expense under the terms of our credit agreement. Interest rates under the ABL Facility are comprised of a base rate and margin. The ABL Facility provides the option of a LIBOR or prime base rate. If interest rates increase, our debt service obligations on variable rate debt would increase even though the amount borrowed would not increase. Assuming the amount of our variable debt remains the same as it was on September 30, 2013, an increase of 1% in the interest rates on our variable rate debt would increase our 2013 debt service requirements by approximately $0.2 million. See also “Risk Factors—Because some of our indebtedness bears interest at rates that fluctuate with changes in certain prevailing short-term interest rates, we are vulnerable to interest rate increases”.

Foreign Exchange

Our international operations accounted for approximately 6% of our net sales in 2012. As a result, we have exposure to foreign exchange risk on transactions that can potentially be denominated in many foreign currencies. The functional currency of our operating subsidiaries is the related local currency. During 2012, the fluctuation of the U.S. dollar against other currencies resulted in an unrealized currency translation loss that decreased our equity by $0.1 million. Gains or losses from currency translation are primarily related to our equity investment in the Dowa Joint Venture.

We do not attempt to hedge foreign currency exposure in a manner that would eliminate the effect of changes in foreign currency exchange rates on net income and cash flow. We do not speculate in foreign currency nor do we hedge the foreign currency translation of our international business to the U.S. dollar for purposes of consolidating our financial results, or other foreign currency net asset positions. During 2012, foreign currency had a positive impact to net income of approximately $0.2 million.

Internal Control over Financial Reporting

Because we are now a company that is listed on the New York Stock Exchange, we are required to comply with the Sarbanes-Oxley Act, including the standards adopted by the Public Company Accounting Oversight Board in compliance with Section 404 of the Sarbanes-Oxley Act relating to internal control over financial reporting. Prior to the completion of the IPO on May 29, 2013, we were not required to comply with such standards. Due to a transition period under the rules of the SEC for newly public companies, we will not be required to make our first annual assessment of our internal control over financial reporting pursuant to Section 404, and our independent registered public accounting firm, and/or management, will not be required to formally attest to the effectiveness of our internal control over financial reporting until our annual report on Form 10-K with respect to the fiscal year ending December 31, 2014.

In connection with the audits of our financial statements for the fiscal year ended December 31 2011 and 2010, we and our independent auditor identified four material weaknesses in our internal control over financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. These material weaknesses related to our accounting for joint ventures, income tax matters, physical inventory quantity record keeping and allowance for doubtful accounts. The material weaknesses related to our accounting for joint ventures income tax matters and physical inventory quantity record keeping were remediated as of December 31, 2011. The material weakness related to our allowance for doubtful accounts was remediated as of December 31, 2012.

BUSINESS

Our Company

We are a leading, value-added converter, fabricator, distributor and processor of specialized copper and brass products in North America. We engage in metal melting and casting, rolling, drawing, extruding and stamping to fabricate finished and semi-finished alloy products from processed scrap, copper cathode and other refined metals. Our products include a wide range of sheet, strip, foil, rod, tube and fabricated metal component products which we sell under the Olin Brass, Chase Brass and A.J. Oster brand names. Our products are used in a variety of applications across diversified end markets, including the building and housing, munitions, automotive, transportation, coinage, electronics/electrical components, industrial machinery and equipment and general consumer end markets. We access these end markets through direct mill sales, our captive distribution network and third-party distributors. We hold the exclusive production and distribution rights in North America for a free machining, lead-free brass rod product, which we sell under the Green Dot™ and Eco Brass® brand names. The vertical integration of the manufacturing capabilities of Olin Brass and the distribution capabilities of A.J. Oster allows us to access a wide variety of customers with both high and low volume demand for our products. We believe the diversity of our product portfolio, the breadth of our value-added customer services, our vertical integration and our technical expertise underpin the long-standing relationships we have with our broad customer base. Over the past three years, we have significantly enhanced our profitability and operational flexibility, which we believe positions us to benefit from growth in customer demand across the majority of the key end markets we service as macroeconomic conditions improve. In addition, we expect to capitalize on new market and new product growth opportunities, which we are currently pursuing.

We service over 1,700 customers in 28 countries across 5 continents. We employ approximately 1,900 people and operate 11 manufacturing facilities and distribution centers across the U.S., Puerto Rico and Mexico to service our North American customers. Through our 80% owned joint venture in China and our 50/50 joint venture in Japan, together with sales offices in China and Singapore, we supply our products in China and throughout Asia, where we believe we are positioned to take advantage of the region’s expanding copper, brass strip and foil markets. We service our European customers through distribution arrangements in the United Kingdom and Germany.

Our leading market positions in each of our operating segments allow us to achieve attractive operating margins. Our strong operating margins are a function of four key characteristics of our business: (1) we earn a premium margin over the cost of metal because of our value-added processing capabilities, patent-protected technologies and first-class service; (2) we have strategically shifted our product portfolio toward value-added, higher margin products; (3) we employ our “balanced book” approach to substantially reduce the financial impact of metal price volatility on our earnings and operating margins; and (4) we are driving a lean cost structure through variable cost reductions, process improvements and workforce flexibility initiatives. For example, we have improved our labor efficiency and cost structure at Olin Brass by streamlining our reporting structure and increasing the number of tasks our Olin Brass employees are qualified to perform. Salaried and hourly employee headcount has been reduced and we have greater flexibility to vary labor levels in line with production volumes. We have also undertaken substantial cost reduction activities since our formation in 2007, which has reduced our fixed costs, improved our net working capital balances and improved our competitive positioning which has increased operating margins.

Our cost-focused reductions and initiatives have helped us create a lean cost structure. When our production volumes increase, our operating costs increase by a smaller proportion, allowing us to generate higher operating margins. The combination of our lean cost structure and our high-value product mix allows us to maximize our operating margins.

Our financial performance is primarily driven by metal conversion economics, not by the underlying movements in the price of copper and the other metals we use. Through our balanced book approach, we match the timing, quantity and price of our metal sales with the timing, quantity and price of our replacement metal purchases. This practice substantially reduces the financial impact of metal price movements on our earnings and operating margins.

For the year ended December 31, 2012, we shipped 503.2 million pounds of products, and we generated net sales of $1,650.5 million, adjusted sales (as defined in note 4 under “Summary Historical Consolidated Financial Data”) of $524.9 million, net income attributable to Global Brass and Copper Holdings, Inc. of $12.5 million and Consolidated Adjusted EBITDA (as defined in note 5 under “Summary Historical Consolidated Financial Data”) of $115.4 million. Our U.S. operations generated 94% of our total net sales in the year ended December 31, 2012. The following charts show our pounds shipped by our three operating segments and our pounds shipped by key end market for the year ended December 31, 2012.

For the year ended December 31, 2012:

Note: For the Chase Brass segment, pounds shipped by end market in the above chart reflects management’s allocation among end markets of pounds shipped by Chase Brass to distributors, job shops and forging shops. In addition, management estimates that approximately 50% of the Company’s pounds shipped to the electronics/electrical components end market are directly associated with the building sector.

Segments Overview

We have three operating segments: Olin Brass, Chase Brass and A.J. Oster.

Description	• Leading manufacturer, fabricator and converter of specialized copper and brass sheet, strip, foil, tube and fabricated products	• Leading manufacturer and supplier of brass rod	• Leading distributor and processor of copper and brass products

	• #1 North American Position (by 2012 pounds shipped)	• #1 or #2 North American Position (by 2012 pounds shipped)	• #1 North American Position (by 2012 pounds shipped)

Key Products / Services	• As of December 31, 2012, produced 55 copper-based alloys, including 15 HPAs, which provide superior strength, conductivity and formability	• As of December 31, 2012, produced nine brass alloys which provide superior strength and corrosion resistance, sold under the Blue Dot® brass rod brand name	• Network of strategically located distribution centers, providing inventory management, distribution and value-added metal processing services to customers
	• Over the past three twelve-month periods ended September 30, 2013, a per-period average of 17.8% of Olin Brass’s copper-based products have been sold to A.J. Oster	• Holds exclusive rights for the production and sale of lead-free brass rod in North America, sold under the Green Dot™ rod and Eco Brass® alloy brand names	• Over the past three twelve-month periods ended September 30, 2013, a per-period average of 68.3% of A.J. Oster’s copper-based products have been sourced from Olin Brass
	• Products sold throughout the U.S., Puerto Rico, Mexico, Asia and Europe	• Products sold throughout the U.S., Mexico and Canada	• Products sold throughout the U.S., Puerto Rico and Mexico

Key End Markets	• Munitions, Automotive, Coinage, Building and Housing, Electronics/Electrical Components	• Building and Housing, Transportation, Electronics/Electrical Components, Industrial Machinery and Equipment and Distribution	• Building and Housing, Automotive, Electronics/Electrical Components

Operations	• 4 strategically located sites in the U.S. and 1 in China	• 1 strategically located manufacturing site and 1 warehouse facility in the U.S.	• 4 strategically located sites in the U.S., 1 in Puerto Rico and 1 in Mexico
	• Marketing and sales joint venture office in Japan • Sales office in Singapore • 1,382 employees; 1,344 in the U.S. and 38 in Asia as of December 31, 2012	• 316 employees as of December 31, 2012	• 268 employees as of December 31, 2012

Our Competitive Strengths

Market Leader in Key Industrial Segments

We believe we have leading market positions in the industry sectors served by each of our three operating segments. Management estimates that our strategically located plants represent approximately 40% of North American capacity for copper and copper-alloy SSP and brass rod production, supplying over 1,700 customers with over 15,000 SKUs, with approximately 10%, 24% and 66% of those SKUs being sold by Chase Brass, Olin Brass and A.J. Oster, respectively. We believe our customers value our ability to provide a diverse range of products, many of which are exclusively offered by us. For example, at Olin Brass, we produce 55 alloys (including 15 HPAs), which, management estimates, based on available market information, is nearly twice as many types of alloys as produced by our closest competitor. Our ability to provide high quality product in varying quantities at attractive prices and in a timely manner to meet the product needs of our customers has resulted in long-standing customer relationships, many of whom we have served for more than 30 years. Our leading market positions and scale also enable us to negotiate favorable arrangements with our suppliers. During 2012, we operated at approximately 57% to 65% capacity utilization across our portfolio of facilities. As a result, we believe it would require a significant investment to become a substantial new participant in the industry, and any such investment might not yield attractive returns for a significant period of time.

Exposure to Cyclical, End Market and New Product Growth

In 2012, approximately 49% of our pounds shipped served end markets principally influenced by new residential construction, repair and remodeling activity and light vehicle sales in the United States. Our operations are well-positioned to take advantage of the recovery that we believe is underway in the U.S. housing market. According to management estimates, U.S. housing starts are expected to grow from 783,000 in 2012 at a compound annual growth rate (“CAGR”) of 19.2% through 2015. According to management estimates, U.S. existing home sales are expected to grow from 4.7 million in 2012 at a CAGR of 6.0% through 2015. While our sales into the building and housing end markets are positively affected by housing starts and construction and remodeling activity, the correlation between housing statistics and our sales is not entirely direct. Our key products are typically installed late in the housing construction cycle, meaning there is an inherent lag in volumes, and sales of our building and housing products can be affected by factors such as housing mix (unit size, unit price point and the mix of multi-family versus single-family construction). Sales of our products can also be impacted by the actual timing of housing starts and completions as well as to changes in the materials and fixtures used in construction that may contain fewer copper products or materials and fixtures than were used in the past. We also believe there is considerable growth potential in the U.S. automotive sector. According to management estimates, North American light vehicle production is forecast to grow from 15.4 million in 2012 at a CAGR of 3.3% through 2015. Additionally, we believe further growth will be driven by demand for our new products. We hold exclusive production and sales rights for “lead-free” Eco Brass® rod and control the licensing of Eco Brass® ingot in North America. This “lead-free” alloy can be used to make products that comply with Federal legislation that requires a reduction of lead content in all plumbing devices that come in contact with drinking water, effective January 1, 2014. In addition, we believe that the Company is well positioned to become an industry leader in anti-microbial copper products through its CuVerro product line. In 2011 Olin Brass completed the Federal EPA and state registration processes necessary to market its CuVerro™ materials as having anti-microbial properties and has licensed more than a dozen exclusive component manufacturers to market CuVerro™ products to the healthcare industry. We believe there is significant opportunity for us to expand our customer base to include companies that develop copper products for use in the healthcare, food service and other industries, replacing stainless steel and aluminum. We also anticipate a significant increase in the size of the coinage market if the U.S. transitions to the $1 coin and eliminates the dollar bill. As a certified supplier to the United States Mint, we expect to capture a material portion of this new demand. Finally, we currently believe that demand levels for rod and strip products in the U.S. are significantly below historical averages and that with the expected continued recovery in our key end-markets, we will observe significant increases in demand for our products. Given our current installed operating capacity and associated utilization rates, we believe we can meet this increase in demand with very low capital investment.

Significant Expected Profit Growth through Volume Increases

Since our formation in 2007, we have implemented various cost reduction initiatives and workforce flexibility programs focused on reducing our fixed and non-metal variable costs. We believe the largely automated nature of our operations at our Chase Brass facility and the absence of defined benefit pension obligations or retiree healthcare obligations have contributed to a lean, flexible cost structure, which should position us to achieve strong operating margins going forward. Specifically:

•

During 2012, we operated at approximately 57% to 65% capacity utilization across our portfolio of facilities. As such, we have available operating capacity that we can bring online quickly to respond to increased demand for our products and value-added services;

•	We believe we can increase production at our facilities with minimal change in our fixed costs and without significant additional capital investment; and

•	We believe we have the financial capacity and balance sheet strength to meet the working capital requirements that would accompany production increases in response to growing customer demand.

Since our formation in 2007, we have consistently improved our Consolidated Adjusted EBITDA per pound, a metric that management monitors to assess our profitability and operating efficiency, from $0.10 per pound for the year ended December 31, 2008 to $0.23 per pound for the year ended December 31, 2012.

Margin and Cash Flow Profile Insulated from Metal Price Volatility

Approximately 70% to 75% of our cost structure consists of variable metal costs, for which we use our balanced book approach to substantially reduce the financial impact of metal price volatility on our earnings and operating margins. Our business model is principally based on the conversion and fabrication of the metal we purchase into finished and semi-finished alloy products. Our financial performance is driven by metal conversion economics (i.e., the prices we charge for our products and value-added services and our ability to control our operating costs); we do not seek to profit from movements in underlying metal prices. Through our balanced book approach, we match the timing, quantity and price of our metal sales with the timing, quantity and price of our replacement metal purchases. Our balanced book approach allows us to substantially reduce the financial impact of metal price volatility on our earnings and operating margins. Our balanced book approach and low fixed cost position has allowed us to generate substantial cash flows. For the nine months ended September 30, 2013, net cash provided by operating activities was $4.5 million and in the nine months ended September 30, 2012, net cash provided by operating activities was $58.3 million. For the fiscal years ended December 31, 2012, 2011 and 2010, net cash provided by operating activities was $81.9 million, $64.8 million and $69.4 million, respectively. In addition, we have low capital expenditure requirements. We estimate annual capital expenditures from 2013 to 2017 to range between $25 million to $30 million per annum, of which $20 million to $24 million per annum will consist of capital improvements or replacement of existing capital items. Our total capital expenditures as a percentage of our adjusted sales have ranged from approximately 2% to 4% for the last three fiscal years.

Net income attributable to Global Brass and Copper Holdings, Inc. per pound was $0.01 and $0.01 for the nine months ended September 30, 2013, and 2012, respectively. Net income (loss) attributable to Global Brass and Copper Holdings, Inc. per pound was $0.02, $0.11, $0.08, $0.02 and

$(0.11) for the years ended December 31, 2012, 2011, 2010, 2009 and 2008, respectively. Net income attributable to Global Brass and Copper Holdings, Inc. per pound was $1.02 for the successor period from October 10, 2007 to December 31, 2007, and net income per pound of our predecessor was $0.07 for the predecessor period from January 1, 2007 to November 18, 2007.

As illustrated in the following chart, we have increased our historical Consolidated Adjusted EBITDA(1) per pound over the period from 2007 to the nine months ended September 30, 2013, despite relatively volatile underlying copper prices:

Source: Copper prices from the London Metal Exchange reported by Bloomberg

(1) See note 5 to “Summary Historical Consolidated Financial Data” for the calculation of Consolidated Adjusted EBITDA and a reconciliation to net income (loss) attributable to Global Brass and Copper Holdings, Inc., which is the most directly comparable U.S. GAAP financial measure to Consolidated Adjusted EBITDA.

(2) We acquired the worldwide metals business of Olin Corporation on November 19, 2007. As a result, the 2007 fiscal year is composed of a predecessor period from January 1, 2007 to November 18, 2007 (represented by “2007(P)” in the chart above), and a successor period from the date of our formation, October 10, 2007, to December 31, 2007 (represented by “2007(S)” in the chart above). We had no material operations or assets prior to November 19, 2007. Data for the period from January 1, 2007 to November 18, 2007 are based on books and records provided to us by Olin Corporation in connection with the acquisition, which we believe were prepared on a basis consistent with Olin Corporation’s accounting policies and procedures but have not been subject to an audit or review. Data for the predecessor period of 2007 are not prepared using our accounting policies and procedures, do not reflect the application of purchase accounting (which has been applied to the successor period financial statements) and also do not reflect the allocation of Olin Corporation’s selling, general and administrative expenses to the metals business unit. We believe that the unaudited financial information for the predecessor period of 2007 may be useful to investors for purposes of illustrating trends in our business. Although we have no reason to believe that the unaudited financial information for the predecessor period of 2007 is materially deficient, there is a risk that this unaudited financial information may contain errors that might have been detected in a review or audit process or might have been different if prepared in accordance with our policies and procedures instead of those of Olin Corporation. See note 5 to “Summary Historical Consolidated Financial Data” and note (a) to the reconciliation table contained in such note and “Risk Factors—Risks Related to Our Business—You should not place undue reliance on the selected financial and other information of our predecessor as of November 18, 2007 and for the period from January 1, 2007 to November 18, 2007, which are summarized in this prospectus.”

(3) For the nine months ended September 30, 2013.

Over the past three years, we have demonstrated the ability to generate significant operating cash flow despite the relatively difficult operating environment. Our strong cash flow generation has enabled us to significantly reduce our leverage from approximately 7.9x gross debt to Consolidated Adjusted EBITDA upon formation in 2007 to 3.4x as of December 31, 2012. Our debt reduction achievements have also been delivered while distributing dividends to our shareholders. We believe we will continue to generate significant operating cash flow, which will provide us the opportunity to deploy future excess cash flow to fund dividends or value-enhancing acquisitions. We will continue to manage our capital with financial discipline with the objective of maximizing value for our shareholders.

Highly Experienced Management Team

Since our formation in 2007, we have assembled a highly experienced management team, which combines our predecessor’s legacy experience with new team members who have many years of relevant industry experience. The members of our senior management team have, on average, over 26 years of metals industry experience. Since our formation, our senior management team has implemented a new business strategy and successfully transformed the cost structure and operating strategy of the business. Our management team has also instilled a culture that promotes performance excellence with a strong focus on driving profitability and, as a direct result, our operational and financial performance has improved significantly since 2007.

Our Growth Strategy

Participate in Demand Recovery as Economic Conditions Strengthen

Our premium products and services have allowed us to achieve leading positions across a number of attractive end markets. In addition, we maintain strong relationships with a diverse set of customers across those end markets. As U.S. macroeconomic conditions continue to improve, we expect to see increased activity in many of our key end markets, especially building and housing, automotive, coinage and industrial machinery and equipment, which we expect will drive increased demand for our products and services. In the beginning of 2013, the U.S. housing market has experienced a recovery from the sharp downturn that began in 2007. We believe that our available production capacity will allow us to effectively and efficiently respond to increasing demand.

Capitalize on Growth Opportunities for Our Existing Products and Services

We believe there are opportunities to expand the supply of our existing products and services in several key high-value end markets. Examples include:

•

Lead-free and Low-lead Plumbing Products.    New regulations designed to reduce lead content in drinking water plumbing devices provide a key opportunity for future growth. Chase Brass is a premier provider of specialized lead-free products and low-lead alloys. Federal legislation in the United States (the Reduction of Lead in Drinking Water Act, which was patterned after legislation enacted in California and Vermont) will require the reduction of lead content in all drinking water plumbing devices beginning in January 2014. This legislation presents a significant growth opportunity for Chase Brass. Our Eco Brass® products meet Federal, California and Vermont standards and can be used to produce cast, machined and forged faucet parts. We currently supply major faucet, valve and fitting manufacturers who produce multiple products using machined Eco Brass® parts.

•

Transition to the Dollar Coin.    The Currency Optimization, Innovation and National Savings, or “COINS Act”, was first introduced into the U.S. House of Representatives on September 20, 2011 and the U.S. Senate on January 31, 2012. The COINS Act was reintroduced to the U.S. Senate and U.S. House of Representatives on June 6, 2013 and October 22, 2013, respectively. The COINS Act is intended to modernize the U.S. currency system by transitioning fully from a $1 note to a $1 coin. Although it is uncertain when or if a transition to the $1 coin will be implemented by the government, we anticipate a significant increase in the size of the coinage market if the U.S. does transition to the $1 coin and eliminates the dollar bill. In addition, increased demand for coinage represents a key potential source of growth for our company. As a certified supplier to the United States Mint, we expect to capture a material portion of this new demand.

Pursue New Growth Opportunities

We have identified a number of important trends in key growth markets which we believe will drive significant incremental growth for our company, including alloys to be sold for anti-microbial applications. Olin Brass is well positioned to become a leader in commercializing anti-microbial copper products through its CuVerro™ anti-microbial product line. The EPA recently recognized that copper is inherently capable of neutralizing potentially harmful viruses and bacteria and began accepting registrations of copper alloys with anti-microbial properties. Olin Brass manufactures several such registered alloys, and we believe there is significant opportunity for us to expand our customer base to include companies that develop copper products for use in the healthcare, food service, heating, ventilation and air conditioning industries, replacing stainless steel and aluminum. Olin Brass has completed the Federal EPA and state registration process necessary to market products containing certain approved anti-microbial claims.

In addition, we plan to continue to identify opportunities to extend our existing range of products and services through ongoing investment in technology research and development through our Materials Research Laboratory. The Materials Research Laboratory is a copper-alloy research, manufacturing and production innovation lab and is responsible for numerous patents held by our Company and also by our customers. The Materials Research Laboratory was instrumental in developing patented products such as CopperBond®, CopperBond® XTF, and other unique foil products such as C7025 for computer disk drives.

Pursue Strategic Opportunities to Expand Our Business

The North American copper and brass distribution industry includes numerous small, regional players. We believe future industry consolidation and possible strategic acquisitions in key growth markets will provide opportunities for us to create shareholder value and increase our presence in these markets. In addition, we may pursue strategic acquisition and/or partnership opportunities to increase the breadth and distribution of our product portfolio and metal distribution services in the future.

Company History

Global Brass and Copper Holdings is a portfolio company of KPS. Global Brass and Copper Holdings was formed in October 2007 to acquire the worldwide metals business of Olin Corporation. In connection with the acquisition, which was completed on November 19, 2007, we recruited a new senior management team, led by John Walker, our Chief Executive Officer, to lead the company. In January 2008, we acquired the order book, customer list and certain other assets of Bolton’s North American operations. Our senior management team has led a transformation of the business, implementing a new business strategy and cost structure and significantly increasing the profitability of the business, despite the severe economic downturn that began in late 2008.

Before Global Brass and Copper Holdings acquired the worldwide metals business of Olin Corporation, most of what is now our business operated for almost 90 years as the Metals segment of Olin Corporation. Over many decades, Olin Corporation’s Metals segment expanded by greatly increasing capacity, developing new technologies and products, such as developing HPAs for the automotive sector, forging business relationships in foreign markets, such as China, and acquiring a distribution business to complement its core metals manufacturing business.

Olin Brass

Olin Brass is a leading manufacturer and converter of specialized copper and brass sheet, strip and fabricated products. The Olin Brass segment also rerolls and forms other alloys such as stainless steel, carbon steel and aluminum. Key attributes of sheet and strip are conductivity, corrosion resistance, strength, formability, cosmetic appearance and antimicrobial properties. Sheet and strip is generally manufactured from copper and copper-alloy scrap.

Olin Brass manufactures its products through four sites in North America and as of December 31, 2012 employed 1,382 employees. The integrated brass mill in East Alton, Illinois is the main operating facility, which produces strip products. Strip products are processed further through the segment’s downstream operations for value-added applications. Olin Brass’s downstream operations include: a stamping operation located in East Alton; a rolling mill in Waterbury, Connecticut with rolling, annealing, leveling, plating and slitting capabilities for various products; a rolling mill in Bryan, Ohio specializing in products sold in the automotive and electronics/electrical components end markets; and a manufacturing facility in Cuba, Missouri that produces high frequency welded copper-alloy tube for heat transfer, utility, decorative, automotive and plumbing applications.

Olin Brass produces a wide variety of products. During the fiscal year ended December 31, 2012, it produced 55 alloys, including 15 HPAs. Olin Brass is working to expand its market portfolio further by capitalizing on certain trends, including applications that utilize the anti-microbial properties of copper and possible transition to the dollar coin in the U.S.

Olin Brass’s products are distributed either directly to original equipment manufacturers (“OEMs”) or supply chain customers or to A.J. Oster. In the year ended December 31, 2012, approximately 20% of Olin Brass’s products were shipped to supply chain customers, of which management estimates that approximately 60% of such shipments were directly associated with the building and housing or automotive sectors. Over the past three twelve-month periods ended September 30, 2013, Olin Brass sold a per-period average of 17.8% of its copper-based products to A.J. Oster.

The vertical integration of the manufacturing capabilities of Olin Brass and the distribution capabilities of A.J. Oster allows us to access a wide variety of customers with both high and low volume demand for our products and “just in time” product requirements. The manufacturing and distribution integration between Olin Brass and A.J. Oster is also a competitive strength because we believe that among our major competitors Olin Brass is the only major mill in North America with an associated “in-house” distribution operation that can provide customers flexibility in volume and service levels.

Olin Brass also has operations in Guangzhou, China, through an 80% owned service center joint venture with Chinalco, Olin Luotong Metals. Olin Luotong Metals mainly distributes HPA products within China, accounting for 3.2% of products shipped from Olin Brass during the fiscal year ended December 31, 2012. Olin Brass also has other operations in other parts of Asia and Europe. See “—International”.

Net sales from the shipments to external customers by the Olin Brass segment were $676.6 million during the fiscal year ended December 31, 2012 (41.0% of our net sales), $718.2 million during the fiscal year ended December 31, 2011 (40.3% of our net sales) and $710.3 million during the fiscal year ended December 31, 2010 (42.8% of our total net sales). The total assets of the Olin Brass segment were $216.7 million as of December 31, 2012, $205.4 million as of December 31, 2011 and $208.8 million as of December 31, 2010.

Income before provision for income taxes and equity income for the Olin Brass segment was $41.6 million, $51.0 million and $44.6 million for the years ended December 31, 2012, 2011 and 2010, respectively. Segment Adjusted EBITDA for the Olin Brass segment was $45.1 million, $45.3 million, and $23.2 million, for the years ended December 31, 2012, 2011 and 2010, respectively.

Olin Brass’s products are used in five primary end markets: building and housing, munitions, automotive, coinage and electronics/electrical components.

Building and Housing End Market

Olin Brass manufactures strip, welded tube and stamped parts for a variety of products used in commercial and residential buildings, including faucets, locksets, decorative door hardware and hinges, which require workability, corrosion resistance and attractive appearance. Olin Brass also manufactures strip used in products that require electrical conductivity such as plug outlets, switches, lamp shells, other wiring devices, industrial controls, circuit breakers and switchgears. The products are generally manufactured with copper and copper-alloy sheet and strip, both HPAs and standard alloys, as well as copper-alloy welded tube.

We intend to further expand our customer base in this end market with a focus on healthcare, heating, ventilating and air conditioning by utilizing the anti-microbial properties of copper to replace stainless steel and aluminum.

Customers in this end market are OEMs producing building and housing products. These products are supplied either directly to customers or to A.J. Oster. Olin Brass also supplies building and housing products in China through Olin Luotong Metals.

While demand within this end market is affected by new residential housing, existing home sales and commercial construction, all of which are significantly dependent on overall economic conditions, the correlation between housing statistics and our sales is not entirely direct. Our key products are typically installed late in the housing construction cycle, meaning there is an inherent lag in volumes, and sales of our building and housing products can be affected by factors such as housing mix (unit size, unit price point and the mix of multi-family versus single-family construction). Sales of our products can also be impacted by the actual timing of housing starts and completions as well as to changes in the materials and fixtures used in construction that may contain fewer copper products or materials and fixtures than were used in the past. The building and housing end market accounted for 4% of the total pounds shipped by the Olin Brass segment during the fiscal year ended December 31, 2012, 5% during the fiscal year ended December 31, 2011 and 5% during the fiscal year ended December 31, 2010.

Munitions End Market

Olin Brass manufactures parts utilized in both the military and commercial munitions markets, such as strip and cups, including for uses in shot shell bullet jackets, centerfire, rimfire and small caliber military munitions. Munitions demand is predominantly domestic, with occasional opportunities to supply U.S. alliance partners with these parts.

Customers in this end market include major munitions producers in the U.S., as well as government facilities producing small caliber ammunition.

Demand within this market is affected by the U.S. government’s security policies, as well as consumer demand for firearms and munitions. The munitions end market accounted for 42% of the total pounds shipped by the Olin Brass segment during fiscal year ended December 31, 2012, 40% during the fiscal year ended December 31, 2011 and 41% during the fiscal year ended December 31, 2010.

Automotive End Market

Olin Brass manufactures both strip and fabricated products used as lead frames and electrical connectors for use in automobiles. These products are made with HPAs, which makes these products suitable for applications requiring high reliability, high temperature and low insertion force. For example, these electrical connectors, along with lead frames manufactured by us, are used in junction boxes, wiring harnesses, ignition systems, lighting and automotive entertainment systems.

Customers in this end market include primary automotive connector suppliers in the U.S. Although historically the business in this end market remained largely regional in the U.S., Olin Brass and A.J. Oster are collectively working to capitalize on the migration of automotive production to Mexico, where an A.J. Oster service center is located.

Demand within this end market is affected by the level of consumer spending on automobiles, which is significantly dependent on overall economic conditions. The automotive end market accounted for 13% of the total pounds shipped by the Olin Brass segment during the fiscal year ended December 31, 2012, 13% during the fiscal year ended December 31, 2011 and 12% during the fiscal year ended December 31, 2010.

Coinage End Market

Olin Brass supplies coinage strip for use in the production of dollar coins, quarters, dimes and nickels. Customers in this end market include the United States Mint, for which we are a supplier contracted through 2017. Olin Brass has been a supplier for the United States Mint for over 30 years and expects to continue to renew its contract periodically with the United States Mint for the foreseeable future. Olin Brass services the United States Mint directly.

The demand within this end market is affected by the level of activities in retail transactions. If the U.S. economy continues to improve and/or the United States Mint transitions from dollar bills to $1 coins, we expect the demand for our coinage strip to increase further. The coinage end market accounted for 8% of the total pounds shipped by the Olin Brass segment during the fiscal year ended December 31, 2012, 8% during the fiscal year ended December 31, 2011 and 5% during the fiscal year ended December 31, 2010.

Electronics/Electrical Components End Market

Olin Brass manufactures strip used in integrated circuit sockets for circuit boards, electrical connectors for laptop computers, consumer electronics and appliances, and foils for flexible circuit applications. The strip manufactured in this end market is high in HPA content.

Customers in this end market are primarily electronics manufacturers that operate globally. A portion of these customers is serviced through A.J. Oster, and the remainder is supplied directly by Olin Brass, with the Somers Thin Strip facility providing the foil products on a global scale.

Demand within this end market is affected by consumer spending on electronics, which may fluctuate significantly as a result of economic conditions. Direct sales to the electronics end market accounted for 5% of the total pounds shipped by the Olin Brass segment during the fiscal year ended December 31, 2012, 4% during the fiscal year ended December 31, 2011 and 6% during the fiscal year ended December 31, 2010.

International

Asia

Olin Brass’s operations in Asia primarily consist of Olin Luotong Metals in Guangzhou, China, a value-added service center joint venture between Olin Brass and Chinalco; GBC Metals Asia Pacific PTE, a 100% owned subsidiary in Singapore; and the Dowa Joint Venture, a marketing and sales joint venture with Dowa Co. located in Hamamatsu, Japan.

Olin Luotong Metals, established in 2002, is a value-added service center joint venture in Guangzhou, China, which is 80% owned by Olin Brass and 20% owned by Chinalco. It distributes into the Chinese market HPAs manufactured by Olin Brass in the U.S. and standard alloys manufactured by Chinalco. Olin Luotong Metals performs value-added slitting and winding operations to these alloys prior to distribution. Primary customers include major multinational manufacturers of components used in automotive, electronic and electrical applications. Almost all of Olin Luotong Metals’ sales are settled in U.S. dollars. During the fiscal year ended December 31, 2012, Olin Luotong Metals generated $37.5 million of net sales (excluding sales to other Olin Brass affiliates).

The Dowa Joint Venture, established in 1987, is a marketing and sales joint venture located in Hamamatsu, Japan, and is 50% owned by Olin Brass and 50% owned by Dowa Co. The main function of the Dowa Joint Venture is to market and sell HPAs licensed from Olin Brass and manufactured at Dowa Co.’s strip mills to key customers in Japan and southeast Asia. The primary markets served include electronic lead frames and electrical connectors. During the fiscal year ended December 31, 2012, the Dowa Joint Venture generated $83.0 million of net sales. As the Dowa Joint Venture is accounted for as a non-consolidated entity, these sales are not included in our total net sales or the net sales of Olin Brass.

GBC Metals Asia Pacific PTE is an Olin Brass wholly-owned subsidiary located in Singapore. GBC Metals Asia Pacific PTE markets and sells HPAs supplied primarily by Olin Brass and the Dowa Joint Venture into key electronics markets in Asia, including Singapore, Malaysia, Korea, Taiwan and China. During the fiscal year ended December 31, 2012, GBC Metals Asia Pacific PTE generated $16.2 million of net sales (excluding sales to other Olin Brass affiliates).

Sales volume of Olin Brass in Asia (excluding the Dowa Joint Venture) was 10.4 million pounds during fiscal year ended December 31, 2012 (3.9% of total pounds shipped by Olin Brass), 9.7 million pounds during the fiscal year ended December 31, 2011 (3.7% of total pounds shipped by Olin Brass) and 13.1 million pounds during the fiscal year ended December 31, 2010 (4.3% of total pounds shipped by Olin Brass).

Europe

Olin Brass’s business in Europe is conducted through distribution arrangements with Aurubis U.K. in the United Kingdom and Türkis GmbH in Germany.

Sales volume of Olin Brass in the European region was 1.1 million pounds during the fiscal year ended December 31, 2012 (0.4% of total pounds shipped by Olin Brass), 0.9 million pounds during the fiscal year ended December 31, 2011 (0.3% of total pounds shipped by Olin Brass) and 1.1 million pounds during the fiscal year ended December 31, 2010 (0.4% of total pounds shipped by Olin Brass).

Others

Sales volume from Olin Brass’s international business in regions other than Asia and Europe, including sales shipments in Mexico and Canada, was 7.9 million pounds during the fiscal year ended December 31, 2012 (3.0% of total pounds shipped by Olin Brass), 8.5 million pounds during the fiscal year ended December 31, 2011 (3.2% of total pounds shipped by Olin Brass) and 7.3 million pounds during the fiscal year ended December 31, 2010 (2.4% of total pounds shipped by Olin Brass).

For a discussion of the risks relating to our foreign operations, see “Risk Factors—Risks Related to Our Business—A portion of our net sales is derived from our international operations, which exposes us to certain risks inherent in doing business abroad”.

Chase Brass

Chase Brass primarily manufactures brass rod, including round and other shapes, ranging in size from 1/4 inch to 4.5 inches in diameter. These primary shapes and sizes are used by consumers of brass rod, who machine or otherwise process the rod for applications used in various end markets.

Brass rod is primarily used for forging and machining products, such as valves and fittings. Key attributes of brass rod include its machinability, corrosion resistance and moderate strength. Brass rod is generally manufactured from copper or copper-alloy scrap.

All of the segment’s rod is manufactured at its facility located in Montpelier, Ohio. Chase Brass distributes most of its products directly to customers. The acquisition of the order book, customer list and certain other assets of Bolton’s North American operations in January 2008 boosted Chase Brass’s capabilities and customer base. Chase Brass plans to further capitalize on opportunities arising from regulation limiting lead content in potable water plumbing fixtures. We believe this will increase the need for low-lead and lead-free materials, including Eco Brass®.

Chase Brass’s products are distributed either directly to original equipment manufacturers or to supply chain customers. During the fiscal year ended December 31, 2012, approximately 37% of Chase Brass’s products were sold to supply chain customers.

Net sales from shipments to external customers by the Chase Brass segment were $647.7 million during the fiscal year ended December 31, 2012 (39.2% of our total net sales), $705.0 million during the fiscal year ended December 31, 2011 (39.6% of our total net sales) and $611.9 million during the fiscal year ended December 31, 2010 (36.9% of our total net sales). The total assets of the Chase Brass segment were $125.1 million as of December 31, 2012, $132.3 million as of December 31, 2011 and $107.5 million as of December 31, 2010.

Income before provision for income taxes and equity income for the Chase Brass segment was $65.7 million, $71.8 million and $60.0 million for the years ended December 31, 2012, 2011 and 2010, respectively. Segment Adjusted EBITDA for the Chase Brass segment was $66.6 million, $73.7 million and $61.2 million for the years ended December 31, 2012, 2011 and 2010, respectively.

Chase Brass’s products are used in four primary end markets: building and housing, transportation, electronics/electrical components and industrial machinery and equipment. During the year ended December 31, 2012, Chase Brass shipped a total of 216.9 million pounds, including 80.3 million pounds shipped to distributors, job shops and forging shops, which were allocated by management to Chase Brass’s end markets based on information gathered by management from such distributors, job shops and forging shops to calculate the pounds shipped to the various end markets presented below.

Building and Housing End Market

Chase Brass manufactures brass rod for use in faucets, valves and fittings, including single lever faucet hubs, bodies of standard stop valves and stems and balls of valves. While demand within this end market is affected by new residential housing activity, and existing home sales, all of which are significantly dependent on overall economic conditions, the correlation between housing statistics and our sales is not entirely direct. Our key products are typically installed late in the housing construction cycle, meaning there is an inherent lag in volumes, and sales of our building and housing products can be affected by factors such as housing mix (unit size, unit price point and the mix of multi-family versus single-family construction). Sales of our products can also be impacted by the actual timing of housing starts and completions as well as to changes in the materials and fixtures used in construction that may contain fewer copper products or materials and fixtures than were used in the past.

Chase Brass produces a number of low-lead and lead-free products, or “green portfolio” products, which meet the standards under new state laws in California and Vermont as well as Federal standards (patterned after legislation enacted in California and Vermont) that will go into effect in January 2014 with respect to the level of lead content in products used in plumbing and drinking water applications. Chase Brass’s Green Dot rod and Eco Brass® ingot products are part of the green portfolio, and Chase Brass is the exclusive licensee of the intellectual property rights for their production and sale in North America. Chase Brass also manufactures other non-patented green portfolio products. Our green portfolio products accounted for 9.9% of pounds shipped of Chase Brass during the fiscal year ended December 31, 2012, as compared to 8.5% and 8.7% in the fiscal years ended December 31, 2011 and 2010, respectively. See “—Our Growth Strategy”.

Customers in this end market include major faucet, valve and fitting manufacturers who are producing multiple products using green portfolio materials.

The building and housing end market accounted for 48% of the total pounds shipped of Chase Brass during the fiscal year ended December 31, 2012, 48% during the fiscal year ended December 31, 2011 and 52% during the fiscal year ended December 31, 2010.

Transportation End Market

Chase Brass manufactures brass rod for uses in automobiles and trucking. Specific applications include heavy truck braking systems, tire valves, heat sensors and various truck and automotive fittings. Demand within this end market is affected by levels of transportation activity, levels of maintenance capital spending by transportation companies and the level of commercial truck fleet replacement activity, all of which are affected significantly by overall economic conditions. Customers in this end market include major OEMs in the transport industry and customers who support domestic automotive production.

The transportation end market accounted for 13% of the total pounds shipped by the Chase Brass segment during the fiscal year ended December 31, 2012, 12% during the fiscal year ended December 31, 2011 and 11% during the fiscal year ended December 31, 2010.

Electronics/Electrical Components End Market

Chase Brass manufactures brass rod used for telecommunication applications, including products such as coaxial connectors and traps and filters for cable television. Demand within this end market is affected by consumer spending along with new home construction.

Customers within these end markets include major manufacturers of specialty products for use in home and commercial construction, both of which are very dependent on overall economic conditions. Management believes that substantially all of the shipments in this market segment are directly associated with the building and housing and transportation end markets.

The electronics/electrical components end market accounted for 11% of the total pounds shipped by Chase Brass during the fiscal year ended December 31, 2012, 13% during the fiscal year ended December 31, 2011 and 11% during the fiscal year ended December 31, 2010.

Industrial Machinery and Equipment End Market

Chase Brass manufactures brass rod used in industrial valves and fittings. Demand within this end market is affected by capital spending levels, U.S. GDP growth and industrial production growth in the U.S.

Customers in this end market include various major diversified manufacturers and a variety of screw machine companies supporting OEMs.

The industrial machinery and equipment end market accounted for 28% of the total pounds shipped by the Chase Brass segment during the fiscal year ended December 31, 2012, 27% during the fiscal year ended December 31, 2011 and 26% during the fiscal year ended December 31, 2010.

International

Chase Brass primarily supplies products within North America. Export sales outside of North America accounted for less than 1.0% of net sales in each year from 2010 through 2012. Net sales to Canada and Mexico during this time period averaged 4.5% to 5.7% of Chase Brass net sales.

For a discussion of the risks relating to our foreign operations, see “Risk Factors—Risks Related to Our Business—A portion of our net sales is derived from our international operations, which exposes us to certain risks inherent in doing business abroad”.

A.J. Oster

A.J. Oster is a processing distributor of copper and copper-alloy sheet, strip and foil. A.J. Oster operates six strategically-located service centers in the United States, Puerto Rico and Mexico. Key A.J. Oster competitive advantages are short lead-times with high reliability, small-quantity deliveries and a wide range of high-quality, copper-based products. We believe these advantages can help our customers reduce their costs and working capital requirements.

Over the past three twelve-month periods ended September 30, 2013, Olin Brass provided A.J. Oster with a per-period average of 68.3% of its copper-based products. Aurubis is A.J. Oster’s second largest supplier after Olin Brass, supplying approximately 16% of A.J. Oster’s copper-based products in the year ended December 31, 2012. During 2013, A.J. Oster has been purchasing less of its copper-based products from Olin Brass, and Aurubis has become a more significant supplier. We expect this will continue in the future. Many of the coils purchased from Olin Brass and Aurubis are full-width and require slitting.

Each A.J. Oster service center reliably provides a broad range of high-quality products at quick lead-times in small quantities. These capabilities, combined with A.J. Oster’s operations of precision slitting, hot tinning, traverse winding, cutting, edging and special packaging, provide value to a broad customer base.

Net sales from the shipments to external customers by the A.J. Oster segment were $326.2 million during the fiscal year ended December 31, 2012 (19.8% of our total net sales), $355.9 million during the fiscal year ended December 31, 2011 (20.0% of our total net sales) and $336.6 million during the fiscal year ended December 31, 2010 (20.3% of our total net sales). The total assets of the A.J. Oster segment were $79.1 million as of December 31, 2012, $78.9 million as of December 31, 2011 and $89.7 million as of December 31, 2010.

Income before provision for income taxes and equity income for the A.J. Oster segment was $23.7 million, $24.8 million and $21.1 million for the years ended December 31, 2012, 2011 and 2010, respectively. Segment Adjusted EBITDA for the A.J. Oster segment was $19.5 million, $17.9 million and $21.3 million for the years ended December 31, 2012, 2011 and 2010, respectively.

A.J. Oster’s products are used in three primary end markets: building and housing, automotive and electronics/electrical components.

Building and Housing End Market

A.J. Oster slits and distributes copper-alloy strip and aluminum foil used for products in commercial and residential buildings. The two primary applications are electrical and hardware.

Electrical products are primarily for wiring devices. Other applications include switchgears, switches, controls and circuit breakers. Several of our customers for these products are in Puerto Rico or Mexico. These customers require short lead-times, small quantities and numerous specifications. A.J. Oster’s capabilities are well-suited for the geographic locations and the stringent service requirements of the electrical end market.

Hardware products include products such as faucets, window trim, locksets, hinges and kick plates.

While demand in the building and housing end market is affected by new residential housing, commercial construction and existing home sales, all of which are significantly dependent on overall economic conditions, the correlation between housing statistics and our sales is not entirely direct. Our key products are typically installed late in the housing construction cycle, meaning there is an inherent lag in volumes, and sales of our building and housing products can be affected by factors such as housing mix (unit size, unit price point and the mix of multi-family versus single-family construction). Sales of our products can also be impacted by the actual timing of housing starts and completions as well as to changes in the materials and fixtures used in construction that may contain fewer copper products or materials and fixtures than were used in the past. The building and housing end market accounted for 32% of the total pounds shipped for A.J. Oster during the fiscal year ended December 31, 2012, 34% during the fiscal year ended December 31, 2011 and 35% during the fiscal year ended December 31, 2010.

Automotive End Market

A.J. Oster slits, traverse winds, hot tin dips, coats and distributes copper-alloy strip and aluminum foil used in automobile production. Primary customer products are electrical connectors, automotive trim and heat exchangers.

A.J. Oster has excellent geographic coverage to service this market. A.J. Oster Mexico, Queretaro is well-positioned to take advantage of the growing number of second-tier automobile component suppliers that are growing in Mexico.

Demand within this end market is affected by the level of consumer spending on automobiles, which is significantly dependent on overall economic conditions. The automotive end market accounted for 28% of the total pounds shipped by the A.J. Oster segment during the fiscal year ended December 31, 2012, 25% during the fiscal year ended December 31, 2011 and 22% during the fiscal year ended December 31, 2010.

Electronics/Electrical Components End Market

A.J. Oster slits, traverse winds, hot tin dips, coats and distributes copper-alloy strip used for electrical connectors in computers, consumer electronics and automobiles. The markets served by A.J. Oster are service intensive and therefore require A.J. Oster capabilities.

The demand within this end market is affected by consumer spending on electronics, which may fluctuate significantly as a result of economic conditions. The electronics/electrical components end market accounted for 21% of the total pounds shipped by the A.J. Oster segment during the fiscal year ended December 31, 2012, 23% during the fiscal year ended December 31, 2011 and 26% during the fiscal year ended December 31, 2010.

International

A.J. Oster’s North American operations include a service center in central Mexico. The facility is located in Queretaro on the NAFTA Highway in the center of Mexico’s industrial triangle marked by Mexico City, Monterey and Guadalajara.

Automakers in Mexico produce approximately two million automobiles per year. Automotive sub-suppliers that consume copper-alloy strip are now locating facilities in central Mexico in order to support primary automotive manufacturing.

A.J. Oster is well positioned to capture growth in the Mexican market for copper-alloy strip. Our customers located in Mexico will require first-class service and quality levels traditionally demanded by the electrical, electronics and automotive industries. Meeting these demands is a core competency of A.J. Oster.

Net sales from A.J. Oster Mexico were $40.0 million during the fiscal year ended December 31, 2012 (12.3% of A.J. Oster net sales), $33.5 million during the fiscal year ended December 31, 2011 (9.4% of A.J. Oster net sales) and $28.9 million during the fiscal year ended December 31, 2010 (8.6% of A.J. Oster net sales).

For a discussion of the risks related to our foreign operations, see “Risk Factors—Risks Related to Our Business—A portion of our net sales is derived from our international operations, which exposes us to certain risks inherent in doing business abroad”.

Raw Materials and Supply

We manufacture our products using metal in the form of scrap metal (both internally generated and externally sourced) or virgin raw materials. During the fiscal year ended December 31, 2012, 89.5% of our metal came from scrap metal, and the remainder came from virgin raw materials. Olin Brass utilizes both scrap and virgin raw materials, while Chase Brass almost exclusively uses scrap.

The following table shows the breakdown of externally sourced metal used in casting facilities of Chase Brass and Olin Brass during the fiscal year ended December 31, 2012:

Input Raw Material	Olin Brass (million lbs)	Chase Brass (million lbs)	Total (million lbs)	% of Total
Virgin raw materials	68.0	19.9	87.9	18.7%
Dealer scrap	116.9	53.2	170.1	36.3%
Customer scrap	63.9	147.2	211.1	45.0%
Total Externally Sourced Metal	248.8	220.3	469.1	100.0%

We obtain scrap in the following ways:

•

Internally generated scrap.    During the fiscal year ended December 31, 2012, at our facilities in East Alton, Illinois and Montpelier, Ohio, 371.7 million pounds of internally generated process scrap (including 5.0 million pounds generated by A.J. Oster) were returned to the casting facilities to be re-melted based on 800.3 million pounds of copper and copper-alloy slabs and billets produced.

•	Customer generated scrap. Primarily in the Chase Brass segment, we execute scrap supply agreements with most customers that purchase Chase Brass’s brass rod.

•	Dealer scrap. A portion of scrap metal procured by us is obtained in the open market from a wide variety of scrap dealers.

Virgin raw materials, including copper cathode, are purchased at a premium on the London Metal Exchange or Commodities Exchange, or directly from key dealers that support producers around the world. Although virgin raw materials are more expensive compared to scrap, we use them to produce HPAs and other products that require exact specifications.

Customers

Our customer base is broadly diversified, spanning various North American end markets, including building and housing, munitions, automotive, transportation, coinage, electronics/electrical components, industrial machinery and equipment and general consumer end markets. In the fiscal year ended December 31, 2012, we sold over 15,000 different SKUs to more than 1,700 customers, with no customer representing greater than 7% of net sales. In the fiscal years ended December 31, 2012, 2011, and 2010, net sales from all foreign countries were $93.7 million, $88.1 million and $91.3 million, respectively. We have long-term relationships with our customers, although our contracts with our customers generally have relatively short terms. Our relationships with many of our significant customers have lasted more than 30 years. For additional information see “Risk Factors—Risks Related to Our Business—We do not have long-term contractual arrangements with a substantial number of our customers, and our sales volumes and net sales could be reduced if our customers switch some or all of their business with us to other suppliers”.

Two of our operating segments had customers to whom shipments constituted more than 10% of net sales during the fiscal year ended December 31, 2012. Olin Brass generated 16.3% of its total net sales through shipments to the United States Mint, 11.2% of its total net sales through shipments to Delphi Packard and 11.8% of its total net sales through shipments to ATK. A.J. Oster generated 16.0% of its total net sales through shipments to Molex Incorporated.

Competition

We compete with other companies on price, service, quality and product breadth and availability both domestically and internationally. We believe we have been able to compete effectively because of our high levels of service, breadth of product offering, knowledgeable and trained sales force, modern equipment, numerous locations, geographic dispersion, operational economies of scale and sales volume.

The North American market for brass and copper strip and sheet and brass rod consists of a few large participants and a few smaller competitors for Olin Brass and Chase Brass and a number of smaller competitors for A.J. Oster. Our international competitors are based principally in Europe and Asia.

Our largest competitors in each of the markets in which we operate are the following:

•	Aurubis and PMX Industries, Inc.: manufacturing of copper and copper-alloys in the form of strip, sheet and plate (Olin Brass);

•

ThyssenKrupp Materials NA, Copper and Brass Sales Division: distribution and processing of copper, brass, stainless and aluminum products; Wieland Metals, Inc.: re-roll mill and service center for copper and copper-alloy strip (A.J. Oster);

•	Mueller Industries, Inc.: manufacturing of brass rod (Chase Brass).

Based on the data published by Copper Development Association Inc., Copper and Brass Servicenter Association, Inc. (both independent industry associations) and management estimates, as of December 31, 2012, the Olin Brass segment accounted for 35.2% of North American shipments (including shipments to A.J. Oster) of copper and brass alloys in the form of sheet, strip and plate; the A.J. Oster segment accounted for 33.3% of North American shipments of copper and brass, sheet and strip products from distribution centers and rerolling facilities; and the Chase Brass segment accounted for 47.7% of North American shipments of brass rod, not including imports.

Government Regulation and Environmental Matters

Anti-microbial Products

Olin Brass has completed the Federal EPA and state registration processes that allow it to market its CuVerro™ products with certain approved anti-microbial claims. Laboratory testing has shown that bactericidal copper touch surfaces made with CuVerro™ kill more than 99.9% of bacteria within two hours. We believe that Olin Brass’s copper-based CuVerro™ materials are in compliance, in all material respects, with EPA standards for products recognized by the EPA as having anti-microbial properties.

The EPA regulates products with anti-microbial claims pursuant to the Federal Insecticide, Fungicide, and Rodenticide Act (“FIFRA”) and the related implementing regulations. Before marketing a product with anti-microbial claims in the United States, manufacturers must satisfy the EPA’s registration requirements. That registration process requires the manufacturer to demonstrate the product’s efficacy and safety, among various other requirements. The testing and registration process can be lengthy and expensive. Once a product is registered, additional FIFRA regulations apply to various business activities related to the product, including marketing.

Like a number of other copper product manufacturers, our EPA registration of CuVerro™ was accomplished through the Copper Development Association, or CDA, of which we are a member. In connection with these EPA registrations, the CDA is required to implement a “stewardship” plan that is designed to ensure that anti-microbial copper alloys are properly used and marketed. The stewardship requirement reflects the EPA’s concern that the improper marketing of anti-microbial copper alloys could lead to users mistakenly believing that the use of these products is a simple solution to fight infections. The stewardship efforts are intended to emphasize that all marketing statements must be consistent with the approved EPA product label, including the need to state clearly that the alloys are intended as a supplement to, but are not a substitute for, standard cleaning and sanitization procedures. These standards also apply to marketing by our customers who use CuVerro™ in their products.

Even though the marketing of copper products as anti-microbial started in 2008, the manufacturers of such products are still in the process of determining what specific anti-microbial claims may be made in compliance with the EPA’s and FIFRA’s requirements. Therefore, there remains some uncertainty when determining whether a particular marketing approach is consistent with the EPA registration requirements. Accordingly, it is possible that we or other manufacturers may be found to be non-compliant by the EPA for current, past or future marketing claims and activities, despite efforts to comply. FIFRA empowers the EPA to seek administrative or judicial sanctions against those who violate FIFRA. Among the potential FIFRA penalties are corrective disclosures, civil administrative penalties, stop sale orders, cancellations of registrations, seizures, injunctions and criminal sanctions. Any failure by us or our customers who use CuVerro™ in their products to comply with FIFRA’s requirements with respect to CuVerro™ could therefore expose us to various enforcement actions or other claims or adverse impacts to our reputation. The stewardship program required under the EPA registration is an industry-wide activity, and the actions of other CDA members could jeopardize the marketing of all anti-microbial copper products registered through the CDA (including CuVerro™). If the EPA were to determine that the stewardship program is not being implemented effectively, the EPA may decide to take corrective actions, including possibly cancelling all CDA registrations, that might adversely affect us and other CDA members. If the EPA were to initiate a FIFRA enforcement action that affects us or our customers, it could have a material adverse effect on our ability to market CuVerro™ as an anti-microbial product.

Lead-free and Low-lead Plumbing Products

New regulations designed to reduce lead content in drinking water plumbing devices provide a key opportunity for future growth. Chase Brass is a premier provider of specialized lead-free products and low-lead alloys. Federal legislation in the United States (the Reduction of Lead in Drinking Water Act, which was patterned after legislation enacted in California and Vermont) will require the reduction of lead content in all drinking water plumbing devices beginning in January 2014. This legislation presents a significant growth opportunity for Chase Brass. Our Eco Brass® products meet Federal, California and Vermont standards and can be used to produce cast, machined and forged faucet parts. We currently supply major faucet, valve and fitting manufacturers who produce multiple products using machined Eco Brass® parts.

Environmental

Our operations are subject to a number of Federal, state and local laws and regulations relating to the protection of the environment and to workplace health and safety. In particular, our operations are subject to extensive Federal, state and local laws and regulations governing the creation, transportation, use, release and disposal of wastes, air and water emissions, the storage and handling of hazardous substances, environmental protection, remediation, workplace exposure and other matters. Hazardous materials used in our operations include general commercial lubricants, cleaning solvents and cutting oils. Among the regulated activities that occur at some of our facilities are: the accumulation of scrap metal, which is sold for recycling; and the generation of hazardous waste, solid wastes and wastewaters, such as water from burning tables operated at some of our facilities. The generation, storage, and disposal of these wastes is done in accordance with the Federal Water Pollution Control Act, CERCLA and the Resource Conservation and Recovery Act, and we use third-party commercial disposal services as permitted by these laws for the removal and disposal of these wastes. The storage, handling and use of lubricating and cutting oils and small quantities of maintenance-related products and chemicals are also regulated under environmental laws, and the health hazards of these materials are communicated to employees pursuant to the Occupational Safety and Health Act.

In general, our facilities’ operations do not involve the types of emissions of air pollutants, discharges of pollutants to land or surface water, or treatment, storage or disposal of hazardous waste which would ordinarily require Federal or state environmental permits. Some of our facilities possess authorizations under the Clean Air Act for air emissions from paints and coatings. At some locations, we also possess hazardous materials storage permits under local fire codes or ordinances for the storage of combustible materials such as oils or paints. At some facilities we possess state or local permits for on-site septic systems. Our cost of obtaining and complying with such permits has not been, and is not anticipated to be, material.

We believe that we are in substantial compliance with all applicable environmental and workplace health and safety laws and do not currently anticipate that we will be required to expend any substantial amounts in the foreseeable future in order to meet such requirements. Nevertheless, some of the properties we own or lease are located in areas with a history of heavy industrial use, and are near sites listed on the CERCLA National Priority List, CERCLIS and comparable state listings. CERCLA establishes responsibility for clean-up without regard to fault for persons who have released or arranged for disposal of hazardous substances at sites that have become contaminated and for persons who own or operate contaminated facilities. In many cases, courts have imposed joint and severable liability on parties at CERCLA clean-up sites. We have a number of properties located in or near industrial or light industrial use areas; accordingly, these properties may have been contaminated by pollutants which may have migrated from neighboring facilities or have been released by prior occupants. Some of our properties have been affected by releases of cutting oils and similar materials and we are investigating and remediating such known contamination pursuant to applicable environmental laws. The costs of these clean-ups have not been material in the past. We are not currently subject to any material claims or notices with respect to clean-up or remediation under CERCLA or similar laws for contamination at our leased or owned properties or at any off-site location. However, we could be notified of such claims in the future. It is also possible that we could be identified by the U.S. Environmental Protection Agency, a state agency or one or more third parties as a potentially responsible party under CERCLA or under analogous state laws.

Pursuant to the agreement, dated November 19, 2007, by which we purchased our current operating locations from Olin Corporation, Olin Corporation agreed to retain responsibility for a wide range of liabilities under environmental laws arising out of existing contamination on our properties, and agreed to indemnify us without limitation with respect to these liabilities. Specifically, Olin Corporation retained responsibility for:

•	compliance with all obligations to perform investigations and remedial action required under the Connecticut Real Property Transfer Act at properties in Connecticut;

•	pending corrective action/compliance obligations under the Federal Resource Conservation and Recovery Act for certain areas of concern at our East Alton, Illinois facility; and

•	all obligations under environmental laws arising out of 24 additional specifically identified areas of concern on various of our properties.

Olin Corporation also retained complete responsibility for all liabilities arising out of then pending governmental inquiries relating to environmental matters; for “any liability or obligation in connection with a facility of the Business to the extent related to pre-Closing human exposure to Hazardous Materials, including asbestos-containing materials”; and for “any liability or obligation in connection with the off-site transportation or disposal of Hazardous Materials arising out of any pre-Closing operations of the Business”.

In addition, Olin Corporation agreed to indemnify us, subject to a $1.0 million deductible and $30.0 million liability cap, for any other environmental liabilities arising out of pre-acquisition activities in decreasing percentages, starting with 75% of losses in the first two years following the closing and decreasing to 0% of losses by the seventh year. Since 2007, Olin Corporation has continued to perform environmental remedial actions on our properties, including the East Alton, Illinois and Waterbury, Connecticut properties, and continues to work closely with us to address matters covered by the indemnity. Because of the Olin Corporation indemnity, we have not been required to engage in any significant environmental cleanup activity on our properties during the past four years and do not currently have any material reserves established to address environmental remedial requirements.

Management Information Systems

Each of our three operating segments generally has its own information systems that organize various business data to streamline its operations. Olin Brass uses a custom-developed application platform that is supplemented by certain select modules from an enterprise resource planning (“ERP”) system. Collectively, these systems are used to process and record Olin Brass’s business and financial data. Olin Brass’s fixed assets system, in addition to tracking Olin Brass’s fixed assets, is also used to process and record fixed assets for A.J. Oster and Chase Brass. Olin Brass’s facility in Waterbury, Connecticut is the only facility that has its own independent application environment that supports all business and financial data, other than fixed assets, on site. Olin Brass is currently beginning to implement a fully integrated ERP system to replace its current management information systems. A.J. Oster utilizes two applications on a single platform. One application handles inventory and customer orders, and the other application handles customer information, supplier information and the general ledger. Chase Brass uses a fully integrated ERP system that supports purchasing, inventory, accounts payables, customer data, sales orders, billing, accounts receivables, cash application and the general ledger.

We currently use an automated centralized consolidation system that was implemented in the fourth quarter of 2011. Prior to the implementation of our automated centralized consolidation system, we used Olin Brass’s general ledger as the base for the company-wide general ledger and consolidated all business segments manually.

Employees

As of December 31, 2012, we employed 1,986 persons. As of the same date, the Olin Brass segment employed 1,382 persons, 70% of our total employees, the A.J. Oster segment employed 268 persons, 13% of our total employees, the Chase Brass segment employed 316 persons, 16% of our total employees and the corporate office employed 20 persons, 1% of our total employees.

As of December 31, 2012, 1,118, or approximately 56%, of our employees at various sites were members of unions. We have generally maintained good relationships with all unions and employees, which has been an important aspect of our ability to be competitive in our industry. There are ten unions representing employees in the Olin Brass segment (eight representing employees at the East Alton, Illinois facility, one representing employees of Bryan Metals, LLC and one representing the employees at Somers Thin Strip), two representing employees of the A.J. Oster segment (one representing employees of A.J. Oster Foils, LLC and another representing employees of A.J.O. Global Services Mexico S.A. de C.V.) and one representing employees of the Chase Brass segment. On April 2, 2013, Somers Thin Strip employees ratified a collective bargaining agreement that took effect on April 3, 2013 and expires on December 15, 2015. In October 2013, the eight unions that represent employees at the East Alton facility of Olin Brass ratified a new collective bargaining agreement expiring on November 4, 2017. On August 13, 2013, a new collective bargaining agreement expiring on June 30, 2017 was ratified by the union-represented employees of Chase Brass. The collective bargaining agreement with the union representing employees of A.J. Oster Foils, LLC expires in January 2014. The collective bargaining agreement with the union representing employees of A.J.O. Global Services Mexico S.A. de C.V. has an indeterminate term, with a review of wages every year and a review of benefits every two years. The collective bargaining agreement with the union represented employees of Bryan Metals, LLC is effective through September 30, 2014. Since our acquisition of the worldwide metals business of Olin Corporation in November 2007, we have not experienced any work stoppages at any of our facilities. We presently do not anticipate any problems or issues with respect to renewing the outstanding collective bargaining agreements upon acceptable terms. Historically, we have succeeded in negotiating new collective bargaining agreements without a strike. See “Risk Factors—Risks Related to Our Business—Adverse developments in our relationship with our employees could have a material adverse effect on our business, financial condition, results of operations and cash flows”.

Research and Development

We conduct research and development through our Materials Research Laboratory, located within our facilities in East Alton, Illinois and Waterbury, Connecticut. Our research facilities are staffed with six scientists in metallurgy and electrochemistry. We intend to continue to invest in research and development to develop new products and to expand our value-added services that meet our customers’ needs.

Our key research and development accomplishments are the following:

•

Alloy Development.    We have developed numerous alloy systems that we have designed and patented, including those that meet many of the global standards for electronic, lead frame and connector applications, as well as specialty clad alloys supplied to the United States Mint, including a gold-colored metal alloy we developed for both the Sacagawea and Presidential one-dollar coins.

•

Foil Products—CopperBond®; CopperBond® XTF.    We have developed CopperBond® treated foil, an ultra-thin copper plated foil product used in electronic flexible circuit applications. Our rolling mill in Waterbury, Connecticut utilizes four specialized plating lines to manufacture CopperBond® foil. Other unique foil products developed include C7025 for computer disk drives and CopperBond® XTF foil, a flexible extra-thin treated foil that can be produced in thicknesses as thin as one micron.

•

Specialized Coatings.    We have developed specialized coatings and plating systems for copper-based alloys. The proprietary tin coatings used by us have been licensed in many countries for automotive terminal applications, which require extreme thermal stability and low insertion forces. We have also been developing specialized anti-tarnish coatings for a variety of end markets.

•

Process Improvements.    We research and develop improvements for the Olin Brass manufacturing facilities intended to enhance product quality, operating efficiency and cost effectiveness. We have also developed melting and casting procedures that are tailored to improve cast bar quality and yield in commercial operations. We are currently working on the development of improved casting techniques for Olin Brass. We also utilize the Materials Research Laboratory facilities to improve our downstream mill processing process to reduce costs and further improve product quality.

The following describes some of the primary laboratory functions available at our Materials Research Laboratory facilities:

•	Metal Forming. Formability tests are used to determine the ability of sheet metal to make a desired part. Standard simulative tests and specialized tests assess strip metal formability.

•

Electrical Interconnects.    A fully-automated, computer-driven data acquisition and control system is used to measure static contact resistance, fretting wear, macro wear and coefficients of friction. The equipment simulates and quantifies various failure mechanisms typically responsible for connector malfunction.

•

Test Development.    We have the capability to perform a wide range of tests to applicable standards, such as ASTM, or in accordance with locally developed or customer specific procedures. If a currently available test is not appropriate, a new test can be developed.

•	Materials Characterization. A broad range of materials characterization capabilities are available to support the Materials Research Laboratory technology development efforts.

Our research and development expenditures for the fiscal year ended December 31, 2012 were $1.5 million (0.1% of total net sales), $1.5 million for the fiscal year ended December 31, 2011 (0.1% of total net sales) and $1.7 million for the fiscal year ended December 31, 2010 (0.1% total net sales). See “Risk Factors—Risks Related to Our Business—Failure to protect, or uncertainty regarding the validity, enforceability or scope of, our intellectual property rights could impair our competitive position”.

Risk Management and Insurance

The primary risks in our operations are personal injury, property damage, transportation, criminal acts, risks associated with international operations, directors and officers’ liability and general commercial liabilities. We are insured against general commercial liabilities, automobile accidents (including injury to employees and physical damage of goods and property and employer liabilities), directors and officers liability, crime, foreign risks, aircraft products liability, ocean cargo liability and flood through insurance policies provided by various insurance companies up to amounts we consider sufficient to protect against losses due to claims associated with these risks. Our insurance policies are renewed annually, and reassessed as we deem appropriate.

We also maintain bonds with certain Federal, state and international authorities to insure against risks relating to, among other things, delays due to customs clearances, compliance with certain laws and regulations and import and export of goods.

Safety

Consistent with other strategic initiatives, management is pursuing a ‘Best in Class’ performance status for employee safety. Our management has committed itself to achieving a formal ‘Star’ certification within the OSHA sponsored Voluntary Protection Program, or VPP. A formal VPP Star certification is OSHA’s official recognition for outstanding efforts between employers and employees for achieving exemplary occupational safety and health. The Safety Excellence / VPP initiative shifts the safety paradigm to an aggressive proactive approach that stresses strong employee participation and collaboration, management accountability, employee training and hazard elimination as core foundational elements.

Patents, Trademarks and Other Intellectual Property Rights

Chase Brass has an exclusive intellectual property license, valid through the expiration of the U.S. patents in 2027, to produce and sell Eco Brass® rod and ingot in North America, granted by Mitsubishi Shindoh Company, Ltd., the Japanese company that owns the relevant intellectual property rights. We have sublicensed our rights to three sublicensees, none of which is currently a competitor of any of our subsidiaries or segments. These sublicensing arrangements are valid until the expiration of the relevant patents in North America. In addition, we have alloy licensing arrangements with companies in Germany, Japan and China.

As of December 31, 2012, we owned 189 patents, of which 59 were U.S. patents. We also own various trademarks relating to our products. As of December 31, 2012, we owned 25 trademarks, of which 12 are U.S. trademarks. Most of these are owned by GBC Metals, LLC, a wholly owned subsidiary of ours. We license the marks OLIN BRASS and OLIN METALS for metal products from Olin Corporation. These licenses continue unless we breach the license agreement. We also license stylized versions of these marks from Olin Corporation and the license to the stylized version includes an annual termination option.

We license the intellectual property rights related to certain proprietary alloy systems to other major brass mills around the world, including Dowa Co. As of December 31, 2012, there were seven such licenses.

Government Contract

The United States Mint is a significant customer of Olin Brass. Olin Brass has been one of the authorized suppliers to the United States Mint since 1969 and currently has a contractual arrangement to supply nickel and brass coinage strip to multiple United States Mint facilities. Our supply agreement with the United States Mint runs through 2017. The United States Mint can terminate our contract in whole or in part when it is in the best interest of the United States Mint to do so and any damages payable to us by the United States Mint for such termination would not include lost profits.

Seasonality and Backlog

There is a slight decrease in our net sales in the fourth fiscal quarter as a result of the decrease in demand due to customer shutdowns for the holidays and year-end maintenance of plants and inventory by customers. We also typically experience slight working capital increases in the first fiscal quarter.

Vehicles

We operate a fleet of owned or leased trucks and trailers, as well as fork lifts and support vehicles. We believe these vehicles are generally well maintained and adequate for our current operations.

Manufacturing, Property and Facilities

Many of our facilities are capable of being used at higher capacities than those at which they are currently being used, and as a result we can increase production to respond to increased demand for our products and services. We believe that our facilities will be adequate for the expected needs of our existing businesses over the next several years. We estimate based on generally available data that our plants currently represent approximately 40% of North American capacity for copper and copper-alloy SSP and brass rod production, supplying our customers with over 15,000 SKUs.

Pursuant to a 2007 transition services agreement, Olin Corporation supplies Olin Brass with natural gas, water, steam and waste water disposal, among other things, at its East Alton, Illinois facility. According to the transition services agreement, Olin Corporation has agreed to provide utility services until Olin Corporation ceases operations at its East Alton, Illinois facility, at which time Olin Brass has the option to acquire the utilities infrastructure at fair market value. The initial five-year term of the transition services agreement expired in November 2012 and automatically renews for one-year terms thereafter, subject to termination by either party upon one year’s notice. The transition services agreement renewed automatically in November 2013, and we are currently negotiating an extension to the transition services agreement.

The following table summarizes our major facilities as of September 30, 2013:

	Operation	Location	Owned or Leased	Products
Corporate and other segment	Corporate Headquarters	Schaumburg, Illinois	Leased
Olin Brass segment(1)	Mill Products	East Alton, Illinois(2)	Owned(3)	Copper-based strip Clad copper & copper-alloy strip
	Fabricated Products	East Alton, Illinois	Owned(3)	Stamped & drawn copper-based parts
	Fineweld Tube	Cuba, Missouri	Owned	Welded copper-alloy tube
	Bryan Metals	Bryan, Ohio	Owned	Copper-based strip
	Somers Thin Strip	Waterbury, Connecticut	Owned	Copper-based strip and foil Stainless steel light gauge strip
	Olin Luotong Metals	Guangzhou, China	Owned building; 50-year lease on land	Copper-based strip
	Olin Brass Headquarters	Louisville, Kentucky	Leased
Chase Brass segment	Manufacturing	Montpelier, Ohio(4)	Owned	Alloy-rod
	Warehouse	Los Angeles, California	Leased	Alloy-rod
A.J. Oster segment	Processing and Distribution	Warwick, Rhode Island	Leased
	Processing and Distribution	Alliance, Ohio	Owned
	Processing and Distribution	Carol Stream, Illinois	Owned	Copper-alloy strip, aluminum foil, specialty stainless steel, specialty rod and wire
	Processing and Distribution	Yorba Linda, California	Leased
	Processing and Distribution	Caguas, Puerto Rico	Owned
	Processing and Distribution	Queretaro, Mexico	Owned
	A.J. Oster Headquarters	Warwick, Rhode Island	Leased

(1)	All of Olin Brass’s copper and copper-alloy sheet and strip mills are ISO 9000-2000 certified.

(2)	The East Alton, Illinois facility is TS 16949 certified.

(3)	Certain utility infrastructure at the East Alton, Illinois facility is leased by Olin Brass from Olin Corporation.

(4)	The Montpelier, Ohio facility is ISO 9001-200 certified.

Legal Proceedings

We are currently and from time to time involved in a variety of claims, lawsuits and other disputes arising in the ordinary course of business, none of which management currently believes are, or will be, material to our business.

MANAGEMENT

Our executive officers and directors as of the date of this prospectus are as follows. Each is a citizen of the U.S. unless otherwise indicated.

Name	Age	Position
John H. Walker	56	Chief Executive Officer and Executive Chairman of the Board of Directors (Class II Director)
Robert T. Micchelli	58	Chief Financial Officer
Kevin W. Bense	46	President—A.J. Oster
Devin K. Denner	56	President—Chase Brass
John J. Wasz	53	President; Chief Operating Officer; and President—Olin Brass
Scott B. Hamilton	55	General Counsel and Secretary
Paul Schwind	37	Corporate Controller
Michael Psaros	46	Class III Director
Raquel Palmer	41	Class III Director
David Shapiro	51	Class III Director
George Thanopoulos	50	Class II Director
Ronald C. Whitaker	66	Class I Director
Martin E. Welch, III	65	Class I Director
David Burritt	58	Class I Director

John H. Walker—Mr. Walker has served as chief executive officer of Global Brass and Copper Holdings and as a director of Global Brass and Copper Holdings since 2007. On November 7, 2013, Mr. Walker was unanimously elected by the Board of Directors to be Executive Chairman of the Board of Directors. From 2003 to 2006, he served as chief executive officer and president of The Boler Company, a major transportation manufacturer. Additionally, he currently serves as a director of Nucor Corporation, a major steel manufacturer, and of United Continental Holdings, Inc., a global airline. Mr. Walker served as a director of Delphi Corporation, an auto parts manufacturer, from 2005 to 2009 and of The Boler Company from 2003 to 2006. Mr. Walker provides valuable business expertise and extensive management knowledge to the Board of Directors, having served as our chief executive officer and in key management and operational oversight roles in various other corporations. The restructuring knowledge he has gained from his executive role at Weirton Steel, a major steel producer, which reorganized under federal bankruptcy laws, provided valuable turnaround experience. He also brings consulting and strategy expertise from his early career with McKinsey & Company, a global management consulting firm. Mr. Walker brings audit and financial experience to the Board of Directors through his service on the audit committees of United Continental Holdings, Inc. Delphi Corporation and Nucor Corporation, and knowledge of director and executive compensation through his service on the compensation committee of United Continental Holdings, Inc. and Nucor Corporation. Further, Mr. Walker serves on the nominating and governance committee of Nucor Corporation as well as the public responsibility committee of United Continental Holdings, Inc. For the foregoing reasons, we believe Mr. Walker is well qualified to serve as the Executive Chairman of the Board of Directors.

Robert T. Micchelli—Mr. Micchelli has served as the chief financial officer of Global Brass and Copper Holdings since 2008. Prior to joining Global Brass and Copper Holdings, from 2007 to 2008 Mr. Micchelli served as executive vice president and chief financial officer of Wilbert Plastics, Inc., a plastics design and processing company, vice president of finance of The Boler Company from 2001 to 2006 and vice president of finance of Marconi Medical Systems, Inc., a medical diagnostics equipment manufacturer. Mr. Micchelli brings to us 30 years of diverse financial management experience in the fields of manufacturing, plastics processing, transportation equipment, medical imaging and specialty chemicals. He holds a bachelor’s degree from Rutgers University and an MBA from the University of Chicago Booth School of Business.

Kevin W. Bense—Mr. Bense has been president of A.J. Oster since October 1, 2013. Mr. Bense joined Global Brass and Copper Holdings in August 2011 and initially served as the vice president and general manager of our Somers Thin Strip division. From 2007 to 2011, Mr. Bense served as a global business leader for Honeywell International, Inc.’s specialty additives business unit. Prior to that, Mr. Bense served in various domestic and international executive, marketing and management positions of increasing responsibility in the chemicals industry. From 1998 to 2007 he worked for Ciba Specialty Chemicals, a global manufacturer of plastic additives that was later acquired by BASF, and from 1989 to 1998 he served in various capacities at Mallinckrodt Incorporated, a pharmaceuticals manufacturer. Mr. Bense holds a degree in chemistry from the University of Illinois at Urbana-Champaign and an MBA from Southern Illinois University at Edwardsville.

Devin K. Denner—Mr. Denner has served as the president of Chase Brass since 2007. Prior to this role, he was vice president and general manager of Chase Brass from 2006 to 2007 and before that held executive positions of increasing responsibility with Olin Corporation. He has led multiple business acquisition integration efforts during his career. He is well respected in the metals industry and currently serves as the vice chairman of the Copper and Brass Fabricators Council. Mr. Denner holds a degree in mechanical engineering from the Missouri University of Science and Technology and an MBA in finance from Saint Louis University.

John J. Wasz—Mr. Wasz has served as the President of Global Brass and Copper Holdings since September 6, 2013, as the Chief Operating Officer of Global Brass and Copper Holdings since January 2012 and as the president of Olin Brass since 2010. From 2008 to 2009, he was the special advisor to the chief executive officer of Aleris International, Inc. From 2004 to 2008, Mr. Wasz served as executive vice president and president of Aleris Rolled Products North America, an aluminum manufacturer. Prior to that time, from 1999 to 2001, he served as executive vice president and president of Aflex, a manufacturer of industrial flexible hose, and prior to that Mr. Wasz held the position of vice president of operations of Aflex. Additionally, Mr. Wasz has served in several other management capacities at other companies.

Scott B. Hamilton—Mr. Hamilton has served as General Counsel of Global Brass and Copper Holdings since May 2011. From 2007 to 2011, Mr. Hamilton served as the general counsel and chief restructuring officer of Basin Water, Inc., a designer and manufacturer of water treatment systems that filed for bankruptcy in July of 2009. From 1999 to 2007, Mr. Hamilton served as associate general counsel of Veolia Water North America, a leading wastewater services provider, and from 1998 to 1999 he served as vice president and general counsel of USFilter Operating Services, Inc., a wastewater services provider. Mr. Hamilton also served at the SEC from 1992 to 1998, where he held the position of branch chief. Mr. Hamilton holds a degree in history from Duke University and a degree in law from the University of Illinois College of Law.

Paul Schwind—Mr. Schwind currently serves as corporate controller and has been with Global Brass and Copper Holdings since he became director of financial planning and analysis in July 2010. From January 2009 to June 2010, Mr. Schwind served as senior manager of financial reporting and consolidations for PepsiAmericas, a global beverage distribution company. From 2006 to 2008, he served as manager of financial reporting at Kimball Hill Homes, a national homebuilding company, and from 2002 to 2006 he served as a senior accountant at Nuveen Investments, an investment management and advisement firm. Mr. Schwind also served as a senior audit associate at PricewaterhouseCoopers from 1999 to 2002. Mr. Schwind holds an accounting degree from Illinois State University and an MBA from the Northwestern University Kellogg School of Management.

Michael Psaros—Mr. Psaros has been a director of Global Brass and Copper Holdings since 2007 and served as Chairman of the Board of Directors from that time until November 7, 2013. He is a co-founder and managing partner of KPS. Mr. Psaros currently serves as chairman of the board of

WWRD Holdings Limited, a provider of luxury home and lifestyle products, American & Efird, a major manufacturer and distributor of industrial sewing thread and textiles and Chassis Brakes International Group, a major manufacturer of automotive foundation brakes and brake components. He also serves as a director of Motor Coach Industries, Inc., a major coach bus manufacturer, International Equipment Solutions, LLC, a global engineered equipment company, United Copper Industries, Inc., a major manufacturer of building wire and cable, and Waupaca Foundry, Inc., a major producer of iron castings used in the automotive, agriculture and construction industries. He has also previously served on the boards of directors of many former KPS portfolio companies. Mr. Psaros earned his finance degree from Georgetown University and prior to founding KPS was an investment banker at Bear, Stearns and Co., Inc. Mr. Psaros brings extensive experience in leadership, finance and business turnaround to the Board of Directors. For these reasons, we believe he is well qualified to serve on the Board of Directors.

Raquel Palmer—Ms. Palmer has been a director of Global Brass and Copper Holdings since 2007. Ms. Palmer is a partner at KPS. She currently serves as chairman of the board of International Equipment Solutions, LLC. She also serves as a director of WWRD Holdings Limited, American & Efird, Chassis Brakes International Group, United Copper Industries, Inc., Waupaca Foundry, Inc. and Motor Coach Industries, Inc. She has also previously served on the boards of directors of many former KPS portfolio companies. Ms. Palmer holds a degree in political science from Stanford University. Prior to joining KPS in 1997, Ms. Palmer was an investment banker with Kidder, Peabody & Co. Ms. Palmer brings extensive experience in leadership, finance and business turnaround to the Board of Directors. For these reasons, we believe she is well qualified to serve on the Board of Directors.

David Shapiro—Mr. Shapiro has been a director of Global Brass and Copper Holdings since 2007. Mr. Shapiro is a co-founder and managing partner of KPS. He currently serves as chairman of the board of United Copper Industries, Inc. and Waupaca Foundry, Inc. He also serves as a director of WWRD Holdings Limited, American & Efird, Chassis Brakes International Group, International Equipment Solutions, LLC and Motor Coach Industries, Inc. He has also previously served on the boards of directors of many former KPS portfolio companies. Mr. Shapiro holds a degree in history from the University of Michigan and an MBA in finance from the University of Chicago Booth School of Business. Prior to founding KPS, Mr. Shapiro was an investment banker with Drexel Burnham Lambert and Dean Witter Reynolds. Mr. Shapiro brings extensive experience in leadership, finance and business turnaround to the Board of Directors. For these reasons, we believe he is well qualified to serve on the Board of Directors.

George Thanopoulos—Mr. Thanopoulos has served as a director of Global Brass and Copper Holdings since July 2011. Concurrently, Mr. Thanopoulos has served as chief executive officer of HHI Group Holdings, a leading manufacturer of forged and forged/machined components in North America, since 2005 and also currently serves as a director of JL French, one of the leading global suppliers of die cast aluminum components and assemblies. Since 2012, Mr. Thanopoulos has served as a director of Chassis Brakes International, one of the world’s three largest manufacturers of automotive foundation brakes and foundation brake components. Prior to joining HHI Group Holdings, Mr. Thanopoulos was president of the engine group of Metaldyne, an automotive parts manufacturer, located in Plymouth, Michigan. He holds a degree in mechanical engineering from the University of Michigan. We believe Mr. Thanopoulos’s extensive experience in management and in the manufacturing industry makes him well qualified to serve on the Board of Directors.

Ronald C. Whitaker—Mr. Whitaker has served as a director of Global Brass and Copper Holdings since July 2011. Mr. Whitaker served as the president and chief executive officer of Hyco International Inc, a major manufacturer of hydraulic cylinders, from 2003 to 2011. From 1995 to 2003, he served as chief executive officer or chairman of the board of directors of various manufacturing companies, including Strategic Distributions, Inc., a distributor of items to industrial customers, Johnson Outdoors, a sporting goods manufacturer, and EWI (Studebaker) Inc., an automotive tier-1 stampings supplier. Mr. Whitaker currently serves on the boards of directors of Sturm Ruger & Co., a firearms manufacturer, Pangborn Corp., an industrial surfacing company, and The Savannah Music Festival. Mr. Whitaker graduated from the College of Wooster in 1969 with a degree in economics and from Dartmouth’s Tuck School of Business in 1971. We believe Mr. Whitaker’s extensive background in turnaround leadership, corporate strategy, operations and marketing make him well qualified to serve on the Board of Directors.

Martin E. Welch, III—Mr. Welch has served as a director of Global Brass and Copper Holdings since July 2011. Mr. Welch served as executive vice president and chief financial officer of Visteon Corporation, a global automotive parts supplier from 2011 to 2012. Mr. Welch served as executive vice president and chief financial officer of United Rentals, Inc., an industrial and construction equipment rental company, from 2005 to 2009, and concurrently from 2002 to 2008 he served as business advisor to the private equity firm York Management Services. Mr. Welch served on the board of directors and chaired the audit committee of Delphi Corporation from 2006 to 2009. Mr. Welch served as chief financial officer of Kmart Corporation, a major retailer that filed for bankruptcy in 2002, from 1995 to 2001. From 1991 until 1995, Mr. Welch served as chief financial officer for Federal-Mogul Corporation, an automotive parts supplier. Mr. Welch serves on the board of Allegion PLC where he chairs the audit committee. Mr. Welch holds a B.S. degree in accounting and an MBA from the University of Detroit Mercy where he is a trustee. Mr. Welch is a certified public accountant. Mr. Welch has acquired important business leadership, financial and accounting skills from his career in the retail, business services, and automotive industries, including through his tenure as chief financial officer of United Rentals, Inc., Kmart Corporation and Federal-Mogul Corporation. We believe these skills make him well suited to serve on the Board of Directors.

David Burritt—Mr. Burritt has served as a director of Global Brass and Copper Holdings since July 2011. On September 1, 2013, Mr. Burritt joined the United States Steel Corporation, an integrated steel producer, as its executive vice president and chief financial officer. Until June 2010, Mr. Burritt served as chief financial officer and vice president of global finance and strategic services for Caterpillar Inc., an industrial and construction machinery and engines manufacturer. Since 2008, Mr. Burritt has also served on the board of directors of Lockheed Martin Corporation, a global security and aerospace company, and since 2009, he has chaired the audit committee. Mr. Burritt earned a degree in accounting from Bradley University in 1977 and an MBA from the University of Illinois at Champaign-Urbana in 1990. Mr. Burritt is a certified public accountant and a certified management accountant. Mr. Burritt brings extensive accounting, financial and manufacturing industry experience to the Board of Directors. For this reason, we believe he is well qualified to serve on the Board of Directors.

Controlled Company

Our common stock is listed on the NYSE. Prior to October 1, 2013, we were a “controlled company” under the NYSE corporate governance listing standards. As a result, we were not required to have compensation and nominating and governance committees consisting entirely of independent directors or to have a majority of independent directors and governors on our board of directors. As of October 1, 2013, we were no longer a “controlled company.” Consequently, the NYSE rules require that each of our compensation committee and our nominating and governance committee have only independent directors by October 1, 2014. We are currently in compliance with the NYSE rules that require our compensation and nominating and governance committees to have a majority of independent directors by December 29, 2013. In addition, a majority of the members of our Board of Directors must be independent by October 1, 2014. We intend to comply with the NYSE independence requirements within the applicable time periods. The Board of Directors currently has four independent members (Messrs. Burritt, Thanopoulos, Welch and Whitaker) out of eight total members.

Director Independence

The Board of Directors has determined that Messrs. Burritt, Thanopoulos, Welch and Whitaker are “independent directors” as such term is defined by the applicable rules and regulations of the NYSE.

Board Structure

Composition

The Board of Directors currently consists of eight members. In accordance with our amended and restated certificate of incorporation and our amended and restated bylaws, the number of directors on the Board of Directors will be determined from time to time by the Board of Directors, and only a majority of the Board of Directors may fix the number of directors. Each director is to hold office until his or her successor is duly elected and qualified or until his or her earlier death, resignation or removal. At any meeting of the Board of Directors, except as otherwise required by law, a majority of the total number of directors then in office will constitute a quorum for all purposes.

Our amended and restated certificate of incorporation provides that the Board of Directors be divided into three classes of directors, with staggered three-year terms, with the classes to be as nearly equal in number as possible. The classified board provisions are subject to a “sunset” provision. Class I, Class II and Class III directors will serve initial terms expiring at our annual meeting of stockholders in 2014, 2015 and 2016, respectively. Each director elected at any future annual meeting of stockholders will serve a term expiring at the next annual meeting of stockholders. Therefore, by the 2016 annual meeting of stockholders, the classified board provisions will no longer be in effect. The classification of directors has the effect of making it more difficult for stockholders to change the composition of the Board of Directors.

Halkos currently has the right to designate three members of our Board of Directors under the terms of the Investor Rights Agreement. As Halkos sells down its holdings of our common stock, it will be able to appoint fewer members to the Board of Directors. Halkos has the right to designate: (i) three directors if it beneficially owns more than 30% but 50% or less of our outstanding common stock, (ii) two directors if it beneficially owns more than 15% but 30% or less and (iii) one director if it beneficially owns greater than 10% but 15% or less. Halkos loses the right to designate directors at 10% or less. To the extent it loses the right to nominate directors, it will cause members of our Board of Directors that are Halkos nominees to resign at the earlier of (i) the date on which such resigning member’s term ends and (ii) twelve months from the date the relevant change in stock ownership occurs. See “Certain Relationships and Related Party Transactions—Investor Rights Agreement.”

Committees of the Board

The Board of Directors has four standing committees. We are required to have an audit committee consisting entirely of independent directors, and we are in compliance with that requirement.

Audit Committee

Our audit committee consists of three directors: Messrs. Burritt, Welch and Whitaker. The Board of Directors has determined that Messrs. Burritt, Welch and Whitaker all qualify as “audit committee financial experts” as such term is defined in Item 407(d)(5) of Regulation S-K and that each of Messrs. Burritt, Welch and Whitaker are “independent” for purposes of Rule 10A-3 of the Securities Exchange Act of 1934 and under the NYSE listing standards. The composition of the audit committee satisfies the independence requirements of the SEC and the NYSE.

The principal duties and responsibilities of our audit committee are to prepare the report required by the rules of the SEC to be included in our annual proxy statement or annual report and oversee and monitor the following:

•	the integrity of our financial statements;

•	the independence, qualifications and performance of our independent registered public accounting firm;

•	compliance by our personnel with our code of ethics and related-party transactions policies;

•	the performance of our internal audit function; and

•	compliance by us with legal and regulatory requirements.

Compensation Committee

Our compensation committee consists of six directors: Messrs. Burritt, Welch, Whitaker, Thanopoulos, Psaros and Shapiro. As of October 1, 2013, we were no longer a “controlled company” under the NYSE rules. Therefore, under the NYSE corporate governance rules, our compensation committee was required to have one independent member as of October 1, 2013 and is required to have a majority of independent directors by December 29, 2013 and all independent directors by October 1, 2014. We are currently in compliance with the NYSE corporate governance rules, as the compensation committee currently has four independent members (Messrs. Burritt, Welch, Whitaker and Thanopoulos) out of six total members.

The principal duties and responsibilities of the compensation committee are as follows:

•

developing and monitoring our overall compensation policies, including, without limitation, determining the appropriate balance among base salary, annual bonus and long-term incentive awards, and establishing performance based incentives that support and reinforce our long-term strategic goals, organizational objectives and shareholder interests;

•	annually reviewing and approving corporate goals and objectives relevant to CEO compensation, evaluating the CEO’s performance and determining and approving the CEO’s compensation level;

•	reviewing and approving the annual base salaries and annual incentive opportunities of other members of our senior management;

•

reviewing and approving employment agreements, change-in-control agreements and all other incentive awards and opportunities, including both cash-based and equity-based awards and opportunities, retirement benefits, perquisites and other compensation and benefits for the members of our senior management both during and after employment;

•	monitoring and reviewing our incentive compensation plans and equity-based compensation plans and making recommendations to the Board of Directors with respect to those plans;

•	reviewing and approving our Compensation Discussion and Analysis and other reports and disclosures to be included in our various public filings;

•	reviewing our employee compensation programs as they relate to risk management and risk-taking incentives;

•	overseeing compliance with NYSE rules with respect to equity compensation plans; and

•	providing regular reports to the Board of Directors and any compensation committee reports required by the SEC to be included in our proxy statement and annual report.

The compensation committee will have the sole authority to retain and terminate any compensation consultant to assist in the evaluation of employee compensation and to approve the consultant’s fees and the other terms and conditions of the consultant’s retention.

Nominating and Governance Committee

Our nominating and governance committee consists of six directors: Messrs. Welch, Burritt, Whitaker, Thanopoulos, Psaros and Shapiro. As of October 1, 2013, we were no longer a “controlled company” under the NYSE rules. Therefore, under the NYSE corporate governance rules, our nominating and governance committee was required to have one independent member as of October 1, 2013 and is required to have a majority of independent directors by December 29, 2013 and all independent directors by October 1, 2014. We are currently in compliance with the NYSE corporate governance rules, as the nominating and governance committee currently has four independent members (Messrs. Burritt, Welch, Whitaker and Thanopoulos) out of six total members. The principal duties and responsibilities of the nominating and governance committee are as follows:

•

to establish criteria for board and committee membership and recommend to the Board of Directors proposed nominees for election to the Board of Directors and for membership on committees of the Board of Directors;

•	to make recommendations to the Board of Directors regarding board governance matters and practices;

•	to develop and recommend to the Board of Directors sound corporate governance practices and principles;

•	to oversee the implementation of processes and procedures for the annual review of corporate management, members of the Board of Directors and its committees;

•	to consider and report to the Board of Directors on all matters relating to the selection and qualification of the candidates nominated to the Board of Directors;

•

to assist the Board of Directors by identifying individuals believed qualified to become members of the Board of Directors, consistent with criteria approved by the Board of Directors, and to recommend to the Board of Directors the director nominees for the next annual meeting of stockholders;

•	to recommend to the Board of Directors director nominees for each committee; and

•

to perform such other functions as the Board of Directors may from time to time assign to the nominating and governance committee. In performing its duties, the nominating and governance committee shall seek to maintain an effective working relationship with the Board of Directors and our management.

Executive Committee

Our executive committee consists of three directors: Messrs. Walker, Psaros and Whitaker. The principal duties and responsibilities of the executive committee will be as follows:

•	to exercise the powers and duties of the Board of Directors when the Board of Directors is not in session;

•	to make regular reports to the Board of Directors;

•

to review and exercise final approval authority over earnings press releases, financial information and earnings and earnings guidance provided to analysts, rating agencies and included in some of our SEC filings; and

•	to implement the policy decisions of the Board of Directors.

Risk Oversight

The Board of Directors has an oversight role, as a whole and also at the committee level, in overseeing management of our risks. The Board of Directors regularly reviews information regarding our credit, liquidity and operations, as well as the risks associated with each. The compensation committee of the Board of Directors is responsible for overseeing the management of risks relating to our employee compensation plans and arrangements and the audit committee of the Board of Directors oversees the management of financial risks. While each committee is responsible for evaluating certain risks and overseeing the management of such risks, the entire Board of Directors is regularly informed through committee reports about such risks.

Risk and Compensation Policies

Our management, at the direction of the Board of Directors, has reviewed our employee compensation policies, plans and practices to determine if they create incentives or encourage behavior that is reasonably likely to have a material adverse effect on us. In conducting this evaluation, management has reviewed our various compensation plans, including our incentive and bonus plans, equity award plans and severance compensation plans, to evaluate risks and the internal controls we have implemented to manage those risks. In completing this evaluation, the Board of Directors and management believe that there are no unmitigated risks created by our compensation policies, plans and practices that create incentives or encourage behavior that is reasonably likely to have a material adverse effect on us.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serve as members of our compensation committee, and none of them have served, or will be permitted to serve, on the compensation committee (or any other committee serving a similar function) of any other entity.

Codes of Conduct

We maintain and enforce a Code of Ethics that applies to our Chief Executive Officer, Chief Financial Officer, senior financial officers and controllers at the corporate and segment levels (the “Senior Officers Code”). The Senior Officers Code was designed to be read and applied in conjunction with our Code of Business Conduct and Ethics applicable to all employees. Both the Senior Officers Code and the Code of Business Conduct are available at www.gbcholdings.com. Any future changes or amendments to the Senior Officers Code or the Code of Business Conduct, and any waiver of the Senior Officers Code or the Code of Business Conduct that applies to our Chief Executive Officer, Chief Financial Officer or Principal Accounting Officer will be posted to our website at the above location.

Related Person Transactions

We maintain and enforce a Related Person Transaction Policy, which sets forth our policy with respect to the review, approval, ratification and disclosure of all related person transactions by our audit committee. In accordance with our Related Person Transaction Policy, our audit committee has overall responsibility for the implementation and compliance with this policy.

For the purposes of our Related Person Transaction Policy, a “related person transaction” is a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which we were, are or will be a participant and in which any related person (as defined in our Related Person Transaction Policy) had, has or will have a direct or indirect material interest, in excess of $10,000. A “related person transaction” does not include any employment relationship or transaction involving an executive officer and any related compensation resulting solely from that employment relationship which has been reviewed and approved by the Board of Directors or compensation committee.

Our Related Person Transaction Policy requires that notice of a proposed related person transaction be provided to our legal department prior to entering into such transaction. If our legal department determines that such transaction is a related person transaction, the proposed transaction will be submitted to our audit committee for consideration at its next meeting. Under our Related Person Transaction Policy, our audit committee will only be permitted to approve those related person transactions that are in, or not inconsistent with, our best interests. In the event we become aware of a related person transaction that has not been previously reviewed, approved or ratified under our Related Person Transaction Policy and that is ongoing or is completed, the transaction will be submitted to the audit committee so that it may determine whether to ratify, rescind or terminate the related person transaction.

Our Related Person Transaction Policy also provides that the audit committee will review certain previously approved or ratified related person transactions that are ongoing to determine whether the related person transaction remains in our best interests and the best interests of our stockholders.

COMPENSATION DISCUSSION AND ANALYSIS

Executive Compensation

The following Compensation Discussion and Analysis provides information regarding the objectives and elements of our compensation philosophy, policies and practices with respect to the compensation of our named executive officers. The following discussion and analysis of compensation arrangements of our named executive officers for 2012 should be read together with the compensation tables and related disclosures set forth below. This discussion is based on our current plans, considerations and expectations regarding our compensation programs. Compensation policies that we adopt in the future may differ materially from the policies summarized in this discussion.

Our named executive officers for the fiscal year ended December 31, 2012 were:

•	John H. Walker, Chief Executive Officer

•	Robert T. Micchelli, Chief Financial Officer

•	John J. Wasz, President, Chief Operating Officer, President—Olin Brass

•	Daniel B. Becker, President—A.J. Oster

•	Devin K. Denner, President—Chase Brass

On September 9, 2013, Mr. Becker retired from his position, effective October 1, 2013. Mr. Becker continues to serve in an advisory role to our Chief Operating Officer, including assisting with the transition of the management of the A.J. Oster business to his successor, through December 31, 2013. Kevin Bense replaced Mr. Becker as President—A.J. Oster, effective October 1, 2013.

Objectives of Our Executive Compensation Program

Our executive compensation philosophy is based on the principle of pay-for-performance. Accordingly, our executive compensation programs are designed to achieve the following objectives:

•

Align the interests of our named executive officers with those of our stockholders.    We link a meaningful portion of compensation to the achievement of our long-term goals by rewarding named executive officers as stockholder value increases. To that end, a significant portion of the compensation awarded to our named executive officers is in the form of profits interests in Halkos, our ultimate parent.

•	Retain management. Compensation is designed to retain our named executive officers by having significant long-term equity compensation.

•

Motivate through ownership.    We believe that the best way to inspire leadership and performance is by distributing ownership in the form of equity-based compensation and requiring executive management to retain meaningful exposure to our stock through the grant of profits interests in Halkos.

We anticipate increasing the flexibility and expanding the elements of our compensation structure in the future, while maintaining simplicity and a pay-for-performance culture. As we evolve as a public company, we intend to evaluate our compensation programs and philosophy and will review executive compensation on an annual basis. We adopted a new omnibus equity incentive plan in connection with the IPO. See “—Global Brass and Copper Holdings, Inc. 2013 Omnibus Equity Incentive Plan”.

Setting Executive Compensation

Our current executive compensation program is largely based on arrangements that were negotiated at the time of our formation. KPS directly negotiated with Mr. Walker the terms of his compensation as well as the compensation arrangements for the other named executive officers.

Role of Compensation Committee

On September 23, 2011, we formed a compensation committee. As of October 1, 2013, we were no longer a “controlled company” under the NYSE rules. We are currently in compliance with the NYSE corporate governance rules, as the compensation committee currently has four independent members (Messrs. Burritt, Welch, Whitaker and Thanopoulos) out of six total members. See “Management—Controlled Company” and “Management—Board Structure—Committees of the Board—Compensation Committee.” The Compensation Committee consists of David Burritt (Chairman), Michael Psaros, David Shapiro, George Thanopoulos, Martin Welch and Ron Whitaker.

Role of Compensation Consultant

In connection with the IPO and our transition from a privately held company to a public company, we have engaged Towers Watson in order to benchmark compensation and make recommendations for future compensation (including cash, annual bonus and equity-based compensation) for our named executive officers. The Board of Directors intends to review and evaluate the results of Towers Watson’s work and will use its judgment to implement new compensation arrangements with the named executive officers, while considering best practices with respect to executive compensation arrangements. During 2012, Towers Watson reviewed the executive compensation programs that we had in place, including salary, bonus and long-term incentive awards (which consisted solely of profits interests shares granted to the named executive officers).

Towers Watson benchmarked the named executive officer compensation against a peer group of fifteen companies. Towers Watson benchmarked the components of base salary and target bonuses against the 25th percentile, median and 75th percentile of its peer group. The Board of Directors did not determine to target cash compensation at any specific percentage but has concluded that the cash compensation for the named executive officers is generally at (or slightly above or below) the median of the peer group. The peer group was updated in 2012 to include three companies (marked with an asterisk below) and to remove three companies from the peer group. The three companies that were added are in a similar industry and are also considered peers by some of our competitors. We removed three companies because two of the companies had revenues in excess of three times our revenues and one company had revenues less than 0.4% of our revenues. The companies in the peer group for 2012 were:

•	Alliant Techsystems Inc.

•	Carpenter Technology Corporation

•	Century Aluminum Company

•	Gibraltar Industries, Inc.

•	Handy & Harman Ltd. (formerly known as WHX Corporation)

•	Kaiser Aluminum Corporation

•	Materion Corporation (formerly known as Brush Engineered Materials Inc.)

•	Mueller Industries, Inc.

•	OM Group, Inc.

•	Olin Corp.

•	Schnitzer Steel Industries Inc.*

•	Titan International, Inc.

•	Titanium Metals Corporation

•	Valmont Industries, Inc.*

•	Worthington Industries, Inc.*

Based on the recommendation of Towers Watson, in the first quarter of 2012, we increased the base salaries of our named executive officers by 4% except for Mr. Wasz, whose base salary was increased by $100,000 in connection with his promotion to Chief Operating Officer. Additionally, based on the recommendation of Towers Watson, the base salaries of each of our named executive officers increased by 3% effective April 1, 2013. On September 6, 2013, Mr. Wasz was promoted to the position of President in addition to continuing to serve as our Chief Operating Officer. In connection with this promotion, Mr. Wasz’s base salary increased to $600,000.

Principal Components of Compensation of Our Named Executive Officers

The compensation package offered to our named executive officers consists of:

Base salary.    The base salary for each of our named executive officers is designed to compensate the named executive officer for his experience, education, personal qualities and other qualifications that are essential for the specific role the named executive officer serves for us while remaining competitive with the market.

Annual cash bonuses.    Our named executive officers are eligible to receive annual cash bonuses based on an annual bonus plan established by the Board of Directors. Each of our named executive officers has a target bonus based on a percentage of his base salary. In addition, a discretionary bonus of up to $1.0 million in the aggregate may be paid out based on Mr. Walker’s subjective assessment of performance of our executive officers, subject to the approval of the Compensation Committee and the Board of Directors. The cash bonuses are considered at-risk compensation as such payments are not guaranteed.

Long-term equity-based compensation.    In general, we provide a significant portion of the compensation due to our named executive officers in the form of long-term equity-based compensation. We believe that providing compensation that is contingent on our long-term performance and that is at-risk serves to align the long-term interests of our named executive officers with the long-term interests of our stockholders. To date, long-term equity-based compensation has been granted to our named executive officers solely in the form of Class B Shares in Halkos. See “—Equity-Based Compensation”.

Limited perquisites and other benefits.    Our named executive officers are eligible to participate in our 401(k) retirement plan and life insurance coverage and are eligible for reimbursement of financial and estate planning services of up to $15,000. In addition, Mr. Becker is entitled to use of a company car.

Compensation Mix

Our current compensation package is designed to provide a strong link between the compensation of our executive officers, our success and our stockholders generally. The cash components—base salary and cash bonus compensation—collectively represent what we believe is appropriate pay for expected performance during the year. The equity-based compensation component is designed to encourage high performance by closely aligning an executive officer’s pay with the interests of our stockholders. The allocation between different elements of compensation with respect to our named executive officers has been a product of individual negotiations to date.

Employment Agreement and Severance Protection

We have entered into an employment agreement with Mr. Walker, as well as severance protection agreements with each of our other named executive officers. Previously, Messrs. Becker and Denner were not parties to employment agreements, offer letters or severance protection agreements because they were employed by us prior to our acquisition of the worldwide metals business of Olin Corporation in 2007.

Mr. Micchelli’s prior severance protection agreement was amended and restated, effective October 20, 2011, to incorporate a revised definition of “cause”. In connection with the IPO, Messrs. Wasz, Becker and Denner entered into new severance protection agreements with us on August 31, 2011, July 28, 2011, and July 29, 2011, respectively, which are substantially similar to Mr. Micchelli’s severance protection agreement, except with respect to the definition of “good reason”. Mr. Wasz’s new severance protection agreement supersedes his prior severance protection agreement.

Under Mr. Micchelli’s amended and restated severance protection agreement, and under each of Messrs. Wasz’s, Becker’s and Denner’s new severance protection agreements, “cause” generally means:

•	the failure or refusal to perform the duties of his position after written notice from the Chief Executive Officer;

•

willful misconduct or gross negligence in the performance of his duties that has an adverse effect on our operations after receipt of at least one warning from us (or, if applicable, the president’s segment);

•

intentional breach by the executive of a written covenant with us or, if applicable, the president’s segment, of a written policy, in each case relating to the use and preservation of intellectual property and/or confidentiality;

•	being impaired by or under the influence of alcohol, illegal drugs or controlled substances while working or while on our property;

•	conviction of or plea of nolo contendere to a felony; or

•

dishonest, disloyal or illegal conduct or gross misconduct that materially and adversely affects his performance or our reputation or business (or, if applicable, that of the president’s segment) (it being agreed that a petty offense or a violation of the motor vehicle code shall not constitute “cause”).

Prior to the determination that “cause” has occurred with respect to any of the grounds listed above other than a conviction of or plea of nolo contendere to a felony, the executive will have a 30-day cure period to remedy such breach, unless, in the Board of Directors’ discretion, the “cause” event is incapable of reasonably prompt cure or if the Board of Directors determines that its fiduciary duty requires such termination.

“Good reason” under Mr. Micchelli’s amended and restated severance protection agreement generally means any of the following events occurring without Mr. Micchelli’s consent:

•	any change in title or reporting relationship that does not reasonably constitute a promotion;

•	assignment of duties materially and adversely inconsistent with his position which results in a material diminution of position, authorities, duties or responsibilities;

•	any material diminution in base salary, bonus opportunities or benefits;

•	any requirement to relocate from Mr. Micchelli’s principal residence; or

•	if John Walker is no longer the Chief Executive Officer.

“Good reason” under our segment presidents’ new severance protection agreements generally means any of the following events occurring without such executive’s consent:

•	assignment of duties materially and adversely inconsistent with his position which results in a material diminution of position, authorities, duties or responsibilities;

•	any material diminution in base salary, bonus opportunities or benefits; or

•	for Mr. Wasz, a requirement that he relocate, which increases his one-way commute by more than 50 miles from his current location.

Under Mr. Micchelli’s amended and restated severance protection agreement, and under each of Messrs. Wasz’s Becker’s, and Denner’s severance protection agreements, the executive must provide written notice of events claimed to constitute “good reason” within 60 days of the initial occurrence of such events and provide us (or, if applicable, the president’s segment) with an opportunity to cure the applicable circumstance within 30 days following such written notice. If we (or, if applicable, the president’s segment) fail to cure such circumstance, the executive’s resignation for “good reason” must be tendered within 30 days of our (or, if applicable, the president’s segments) failure to cure.

For additional information regarding Mr. Walker’s employment agreement and the severance protection agreements of Messrs. Micchelli, Wasz, Becker and Denner, see “—Employment Arrangements with Named Executive Officers” and “—Potential Payments Upon Termination or Change in Control”.

Base Salary

We provide our named executive officers with base salary to compensate them for services rendered during the year. We believe that, with respect to our named executive officers, base salary should compensate the executives for their service and performance but that superior contributions and performance should be rewarded by other forms of compensation, including long-term equity-based compensation. The minimum base salary for each of Messrs. Walker and Wasz was set in his respective employment agreement or offer letter. On April 1, 2012 we increased the base salary of our named executive officers by 4% except for Mr. Wasz whose base salary was increased to $500,000 on January 9, 2012 in connection with his promotion to Chief Operating Officer. Based on a recommendation by Towers Watson, effective April 1, 2013, the base salaries of our named executive officers increased by 3%. In connection with this promotion, Mr. Wasz’s base salary increased to $600,000. The increased base salaries are set forth in the table below:

Base Salaries

Name	Base Salary January 1, 2012 ($)	Base Salary April 1, 2012 ($)	Base Salary April 1, 2013 ($)
John H. Walker	770,000	800,800	824,824
Robert T. Micchelli	375,000	390,000	401,700
John J. Wasz(1)	400,000	500,000	515,000
Daniel B. Becker	300,000	312,000	321,360
Devin K. Denner	300,000	312,000	321,360

(1)	On September 6, 2013, Mr. Wasz was promoted to the position of President in addition to continuing to serve as our Chief Operating Officer. In connection with this promotion, Mr. Wasz’s base salary increased to $600,000.

Annual Cash Bonuses

During 2012, the Board of Directors approved an annual bonus plan with performance targets based on Company performance and individual performance. The Compensation Committee set a target annual incentive for each named executive officer based on the scope of each executive’s duties and respective individual capacity to affect our overall performance as follows: 100% of base salary for

Mr. Walker, 70% of base salary for Mr. Micchelli, 75% of base salary for Mr. Wasz and 50% of base salary for Messrs. Becker and Denner with potential maximum bonuses of two times each executive’s respective target bonus amount. The potential target and maximum bonus amounts were consistent with our annual bonus plan for prior years.

For 2012, 70% of each named executive officer’s annual bonus was based on the achievement of budgeted EBITDA (the “EBITDA Bonus”) and 30% was based on the achievement of specific individual performance measures (the “Individual Bonus”). To be eligible for any portion of the EBITDA Bonus, the Company was required to achieve a minimum of 80% of its budgeted EBITDA (80% of budgeted EBITDA achievement would earn the executive the threshold amount of the EBITDA Bonus). Set forth below is a chart showing the sliding scale on which the named executive officer’s incentive compensation was based in terms of percentage of the budgeted EBITDA component achieved and the payout as a percentage of his base salary. Linear interpolation of the EBITDA Bonus payout occurs between 80% and 100% achievement and again, but in different gradations, between 100% and 110%, with a maximum payout of 200% of the component based on the level of achievement of budgeted EBITDA.

Level of Achievement of EBITDA Target	% of EBITDA Bonus
Less than 80%	0%
80%	50%
90%	75%
100%	100%
105%	150%
110% (maximum)	200%

For 2012, we budgeted EBITDA of $119 million. We actually achieved EBITDA of $115 million. Based on the results, each named executive officer received 90.8% of the EBITDA Bonus. The chart below sets forth the EBITDA Bonus that each named executive officer received.

Name	Target Payout as a % of Salary	Actual Award ($)
John H. Walker	70%	508,988
Robert T. Micchelli	49%	173,519
John J. Wasz	53%	238,350
Daniel B. Becker	35%	99,154
Devin K. Denner	35%	99,154

The Individual Bonus was assessed using three performance goals. The first individual performance goal was based on the executive’s involvement and success in preparing the S-1 registration statement in connection with the IPO. The second individual performance goal was based on improvement in financial controls and processes, specifically in the areas of effective inventory control, payroll procedures, IT policies and procedures and closing processes. The third, and final, individual performance goal was based on progress in developing our five-year growth strategy.

The named executive officers contributed to the successful preparation of the S-1 registration statement for the IPO, including several filings during 2012. The named executive officers were instrumental in improving the financial controls and processes in connection with our preparation for becoming a public company. Finally, the named executive officers devoted time and effort in analyzing our existing markets in order to inform and guide the development of our current business model and to develop our five-year growth strategy. For each of the three individual performance goals, Messrs. Walker, Micchelli and Wasz had responsibility for us as a whole (which required significantly more work) and Messrs. Becker and Denner had responsibility for their business units.

With respect to the individual performance measures, the Board of Directors determined that each of the named executive officers met or exceeded all of the individual goals, resulting in a payout of 200% of the Individual Bonus for Messrs. Walker, Micchelli and Wasz due to exceptional performance in meeting their respective non-financial goals which, as noted above, required significantly more work, and 100% for Messrs. Denner and Becker. The payout based on the individual performance metrics is shown in the chart below.

Name	Target Payout as a % of Salary	Actual Award ($)
John H. Walker	30%	480,480
Robert T. Micchelli	21%	163,800
John J. Wasz	23%	225,000
Daniel B. Becker	15%	46,800
Devin K. Denner	15%	46,800

In addition, the Board of Directors decided to pay Messrs. Walker, Micchelli and Wasz an additional discretionary bonus of $360,000, $180,000 and $30,000, respectively. The Board determined to pay the additional bonuses in light of the exceptional performance of the executives with respect to our safety initiatives, completion of the June 1, 2012 Senior Secured Notes offering, cash flow management, development of sales processes and organizational initiatives.

Set forth below is a chart showing the total bonus payments (and as a percentage of base salary) made to each named executive officer for 2012, which includes the EBITDA Bonus, Individual Bonus and in the case of Messrs. Walker, Micchelli and Wasz an additional discretionary bonus.

Name	Actual Award ($)	% of Base Salary
John H. Walker	1,349,468	169%
Robert T. Micchelli	517,319	133%
John J. Wasz	493,530	99%
Daniel B. Becker	145,954	47%
Devin K. Denner	145,954	47%

For 2013, the Board of Directors has approved an annual bonus plan, which is substantially similar to the 2012 annual bonus plan for our named executive officers, provided that the Individual Bonus components are based on preparing the Registration Statement on Form S-1 in connection with the IPO, filing a Registration Statement on Form S-4 to register the exchange offer required for the Senior Secured Notes and becoming compliant with Section 404 of the Sarbanes-Oxley Act. For Mr. Becker and Mr. Denner, their 2013 annual bonus plan may provide that the EBITDA Bonus component will comprise 75% of their annual bonus and may be partially based on our EBITDA and EBITDA of the respective business units. In addition, the Chief Executive Officer may allocate discretionary bonuses of up to an aggregate of $1.0 million to our named executive officers and other officers who are subject to Section 16 under the Exchange Act, subject to the approval of the Compensation Committee. In connection with Mr. Wasz’s promotion to President on September 6, 2013, his target incentive opportunity for his annual cash bonus was increased to 85% of his base salary.

Equity-Based Compensation

Profits Interest Shares

Pursuant to the limited liability company agreement of Halkos and related award agreements, our named executive officers each received equity-based compensation in the form of Profits Interest Shares in Halkos. The Profits Interest Shares are membership interests in Halkos and represent the right of the holder to share in distributions from Halkos after KPS has received certain returns on its investment. At the time of our inception, Profits Interest Shares representing the right to receive an amount equal to 12% of our increase in value after returns to KPS and its affiliates had been made were allocated to a pool for grants to the named executive officers and other key employees. Of the total membership interests, 11.8% have been allocated to management, out of the amount reserved. The Profits Interest Shares were structured such that if the value of Halkos did not increase, then the Profits Interest Shares would have no value.

Each of Messrs. Walker, Micchelli, Becker and Denner were granted Class B Profits Interest Shares on December 31, 2008. The awards were intended to vest over three years following our acquisition of the worldwide metals business of Olin Corporation, and thus have a vesting start date of October 15, 2007. One-third of the Class B Profits Interest Shares were vested on the grant date, one-third vested in October 2009 and the remaining third vested on October 15, 2010. Mr. Wasz was granted Class B Profits Interest Shares on April 7, 2010, and one-third of his Profits Interest Shares vested on January 18, 2011 (the first anniversary of his employment with us), and, in anticipation of the IPO, the remaining two-thirds were subject to accelerated vesting on January 4, 2012. Halkos has the right, but not the obligation, to repurchase the Class B Profits Interest Shares upon termination of employment, at a formula price. The Profits Interest Shares were granted in lieu of any other equity or equity based compensation. The awards were granted in order to foster a long term commitment to our named executive officers and to align a large portion of our executives’ compensation with the interests of Halkos.

The table below sets forth the number of Class B Profits Interest Shares owned by our named executive officers:

Class B Profits Interest Shares

Name	Class B Shares
John H. Walker	13,500	(1)
Robert T. Micchelli	2,920
John J. Wasz	3,000
Daniel B. Becker	1,000
Devin K. Denner	1,500

(1)	This represents 10,000 Class B Profits Interest Shares which were granted to Mr. Walker in 2008. Also represents 2,000 Class C Profits Interest Shares and 2,000 Class D Profits Interest Shares that were granted in 2008 but were, collectively, converted into 3,500 Class B Profits Interest Shares on June 30, 2011.

On May 19, 2011, the Board of Directors awarded the 420 Class B Profits Interest Shares that were unallocated to Mr. Micchelli. Those shares were 100% vested on May 19, 2011.

On August 18, 2010 and on June 1, 2012, Halkos distributed cash to its members, including with respect to the Class B Profits Interest Shares, in the amounts set forth in the table below, to our named executive officers. Mr. Wasz did not receive a distribution of cash in 2010 because he was not vested in his Class B Profits Interest Shares. On January 18, 2011 and January 17, 2012, Mr. Wasz received distributions of $169,588 and $344,315 respectively with respect to his vested Class B Profits Interest Shares, which was determined by deducting monetized tax advances of $45,080 and $91,527 from gross distribution amounts of $214,668 and $435,842 respectively. Distributions were made on vested Profits Interest Shares, similar to the way that dividends and distributions would be made with respect to shares of stock that were owned outright. No distribution would be made with respect to the Profits Interest Shares if Halkos did not appreciate in value.

Distributions in Respect of Class B Profits Interest Shares

Name	Distribution in Respect of Class B Profits Interest Shares on August 18, 2010 ($)	Distributions in Respect of Class B Profits Interest Shares on June 1, 2012 ($)
John H. Walker	2,213,903	11,496,600
Robert T. Micchelli	587,627	2,341,856
John J. Wasz	—	2,406,015
Daniel B. Becker	216,837	802,005
Devin K. Denner	325,255	1,203,008

These distributions were paid in cash by Halkos but were recorded as a non-cash compensation expense by us. The Class B Profits Interest Shares held by our named executive officers are reflected in such executive’s holdings set forth under the caption “Principal and Selling Stockholder”, and are not reflected in the tabular disclosure of compensation following this Compensation Discussion and Analysis. However, in the Summary Compensation Table, we have included the amount of distributions that the executives received with respect to their ownership of Profits Interest Shares. These distributions reflect payments with respect to Profits Interest Shares which are owned by our named executive officers. However, if instead of Profits Interest Shares, stock of a corporation (which had fully vested in a prior year) received distributions with respect to such vested stock, such distributions would not appear in the Summary Compensation Table. Accordingly, we have also presented an alternative summary compensation table which excludes such distributions. See “Alternative Summary Compensation Table for 2012”.

Mr. Walker was also granted 2,000 performance-based Class C Profits Interest Shares and 2,000 Class D Profits Interest Shares on December 31, 2008. On June 30, 2011, the Halkos limited liability company agreement was amended, and the Class C Profits Interest Shares and Class D Profits Interest Shares were converted into Class B Profits Interest Shares. As a result, no Class C Profits Interest Shares or Class D Profits Interest Shares are outstanding. Pursuant to such amendment, the 2,000 Class C Profits Interest Shares and 2,000 Class D Profits Interest Shares held by Mr. Walker were converted into 2,000 and 1,500 Class B Profits Interest Shares, respectively. As of December 31, 2011, there were no Class C or D Profits Interest Shares outstanding.

Stock Options and Other Equity and Equity-Based Awards

Prior to the IPO, we had not granted any stock options or other equity or equity-based awards. In connection with the IPO, we made equity grants. For more information, see—IPO Equity Grants. In addition, in connection with the IPO, Messers. Walker, Micchelli, Becker, Denner and Wasz received with respect to their Class B Shares approximately the following amounts, respectively: $5.1 million, $1.1 million, $0.4 million, $0.6 million and $1.1 million. In connection with the October 1, 2013 follow-on public offering, Messers. Walker, Micchelli, Becker, Denner and Wasz received with respect to their Class B Shares approximately the following amounts, respectively: $6.1 million, $1.3 million, $0.4 million, $0.7 million and $1.4 million. In connection with the 7,310,000 shares of common stock to which this prospectus relates, assuming that all such shares are sold at a price per share equal to $16.96 (the closing price of our common stock on the NYSE on November 25, 2013), Messers. Walker, Micchelli, Denner and Wasz will receive the following approximate amounts, respectively: $8.0 million, $1.7 million, $0.9 million and $1.8 million.

In connection with the IPO, we adopted the 2013 Plan, which provides for the grant of options, restricted stock, restricted stock units, performance shares and other equity-based awards. For more information about the 2013 Plan, see “—Global Brass and Copper Holdings, Inc. 2013 Omnibus Equity Incentive Plan”.

Stock Ownership Guidelines

We have established stock ownership guidelines for those directors and members of senior management who participate in our equity compensation programs, to further align their interests with those of our shareholders. We require those directors and members of senior management who participate in our equity compensation programs to meet the following minimum stock ownership guidelines:

Chief Executive Officer:	2.5	Times Annual Base Salary
CFO, COO, General Counsel and Business Unit Presidents	1.25	Times Annual Base Salary
Non-Executive Directors	2.5	Times Annual Retainer

To ease the financial burden of achieving these levels of stock ownership while ensuring that they will be met over time, it is expected that our directors and senior management will utilize their grants under our 2013 Plan to reach the level of stock ownership required by the guidelines. In this regard, until the levels of ownership outlined above are achieved, directors and senior management are expected to retain 75% of all shares (net of payment of options exercise prices, taxes and transaction costs) acquired pursuant to an award under the 2013 Plan.

Tax and Accounting Considerations

Deductibility of Executive Compensation

Section 162(m) of the U.S. Internal Revenue Code of 1986, as amended, which we refer to as the “Code,” limits the amount that we may deduct from our Federal income taxes for remuneration paid to our named executive officers (other than the chief financial officer) to one million dollars per named executive officer per year, unless certain requirements are met. Section 162(m) provides an exception from this deduction limitation for certain forms of “performance-based compensation”, as well as for the gain recognized by named executive officers upon the exercise of qualifying compensatory stock options. In addition, transition provisions under Section 162(m) may apply for a period of three years following the consummation of the IPO to certain compensation arrangements that were entered into by us before we were publicly held. After the IPO, our compensation committee will generally seek to structure performance-based, equity and equity-based compensation for the named executive officers in a manner that complies with Section 162(m) in order to provide for the deductibility of such compensation. At the same time, there may be circumstances in which the compensation committee determines, in its judgment, that it is in our best interests to provide for compensation that may not be deductible.

Taxation of “Parachute” Payments and Deferred Compensation

We did not provide any named executive officer with a “gross-up” or other reimbursement payment for any tax liability that he might owe as a result of the application of Sections 280G, 4999, or 409A of the Code during 2010, 2011 or 2012, and we have not agreed and are not otherwise obligated to provide any named executive officers with such a gross-up or other reimbursement. Sections 280G and 4999 of the Code provide that executive officers, certain highly compensated employees, directors who hold significant equity interests and certain other service providers may be subject to an excise tax if they receive payments or benefits in connection with a change in control that exceeds certain prescribed limits, and that we, or a successor, may forfeit a deduction on the amounts subject to this additional tax. Section 409A of the Code also imposes additional significant taxes on the individual in the event that an executive officer, director or other service provider receives “deferred compensation” that does not meet the requirements of Section 409A of the Code.

Summary Compensation Table

The following summary compensation table sets forth the total compensation paid or accrued for the years ended December 31, 2012, 2011 and 2010 to our named executive officers.

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Stock Awards	Non-Equity Incentive Plan Compensation ($)		All Other Compensation ($)(5)(6)(8)	Total ($)
John H. Walker	2012	793,100	360,000	—	989,468	(2)	11,541,963	13,684,531
Chief Executive Officer	2011	770,000	1,540,000	—	—		42,925	2,352,925
	2010	770,000	—	—	1,540,000		2,256,828	4,566,828
Robert T. Micchelli,	2012	386,250	180,000	—	337,319	(2)	2,384,990	3,288,559
Chief Financial Officer	2011	375,000	650,000	—	—		35,485	1,060,485
	2010	337,500	—	—	525,000		622,887	1,485,387
John J. Wasz,	2012	496,795	30,000	—	463,350	(2)	2,887,277	3,877,422
President-Olin Brass,	2011	400,000	400,000	—	—		251,038	1,051,038
Chief Operating Officer(7)	2010	383,333	—	—	350,000		34,870	768,203
Daniel B. Becker,	2012	309,000	—	—	145,954	(2)	837,907	1,292,861
President-A.J. Oster	2011	300,000	150,000	—	—		37,318	487,318
	2010	289,320	—	—	300,000	(3)	254,770	844,090
Devin K. Denner,	2012	309,000	—	—	145,954	(2)	1,240,858	1,695,812
President-Chase Brass	2011	300,000	300,000	—	600,000	(4)	$32,325	1,232,325
	2010	287,500	—	—	300,000		356,995	944,495

(1)	Messrs. Walker, Micchelli and Wasz earned a discretionary bonus for 2012 of $360,000, $180,000 and $30,000 respectively. The table below sets forth the amount of discretionary annual bonus earned that was earned for 2011 based on corporate performance and the amount that was earned based on individual objectives. The Board of Directors authorized an additional $125,000 which was paid to Mr. Micchelli in connection with his additional work in connection with certain registration statements. The 2011 bonuses were paid on April 6, 2012.

Executive	Corporate Objective ($)	Individual Objective ($)	Total ($)
John H. Walker	1,128,095	411,905	1,540,000
Robert T. Micchelli	384,578	140,422	525,000
John J. Wasz	320,875	79,125	400,000
Daniel B. Becker	—	150,000	150,000
Devin K. Denner	300,000	—	300,000

(2)	The table below sets forth the amount of non-discretionary annual bonus earned that was earned for 2012 based on achievement of EBITDA objectives and the amount that was earned based on individual objectives. The 2012 bonuses were paid on April 12, 2013.

Executive	Achievement of EBITDA ($)	Individual Objectives ($)	Total ($)
John H. Walker	508,988	480,480	989,468
Robert T. Micchelli	173,519	163,800	337,319
John J. Wasz	238,350	225,000	463,350
Daniel B. Becker	99,154	46,800	145,954
Devin K. Denner	99,154	46,800	145,954

(3)	Mr. Becker declined to accept $20,000 out of the $300,000 bonus in order to fund a $20,000 bonus for certain sales employees of A.J. Oster.

(4)	Mr. Denner received a payout of $600,000 with respect to the termination of his bonus bank.

(5)	Amounts in the “All Other Compensation” column for 2012 consist of:

Name	Employer Matching Contribution ($)(a)	Non-Elective Company Contribution ($)(b)	Life Insurance Premiums ($)(c)	Financial and Estate Planning Reimbursements ($)(d)	Car ($)		Profits Interest Distribution ($)	Total ($)
John H. Walker	7,500	18,750	17,200	1,913	—		11,496,600	11,541,963
Robert T. Micchelli	7,500	18,750	9,760	7,124	—		2,341,856	2,384,990
John J. Wasz	7,500	18,750	10,645	8,525	—		2,841,857	2,887,277
Daniel B. Becker	7,500	18,750	6,850	—	2,802	(e)	802,005	837,907
Devin K. Denner	7,500	18,750	6,600	5,000	—		1,203,008	1,240,858

(a)	Represents a matching contribution of 50% of the first 6% of eligible compensation the named executive officer defers into our 401(k) Plan (the “Retirement Savings Plan”).

(b)	Represents a Company-provided non-elective contribution of 7.5% of eligible compensation into the Retirement Savings Plan.

(c)	Represents the annual life insurance premium paid for the fiscal year. We provide life insurance coverage equal to two times base salary for each named executive officer.

(d)	Represents the reimbursements of financial and estate planning services up to a maximum of $15,000.

(e)	Represents the cost of maintenance, insurance and fuel for Mr. Becker’s personal use of a Company car, calculated by multiplying a per mile rate by the number of miles related to Mr. Becker’s personal use, and subtracting reimbursements that Mr. Becker paid to the Company. Mr. Becker is the only executive provided with a Company car.

(f)	This amount includes a monetized tax advance of $91,527.

(6)	Includes distributions to the named executive officers’ profits interest shares as paid by Halkos on June 1, 2012 and with respect to Mr. Wasz also on January 17, 2012, in respect of their Class B Profits Interest Shares which are described above under “Compensation Discussion and Analysis—Equity—Based Compensation—Profits Interest Shares”.

(7)	Mr. Wasz was promoted to Chief Operating Officer on January 9, 2012.

(8)	Set forth below is an alternative Summary Compensation Table for our named executive officers for 2012. The difference between this alternative table and the summary Compensation Table which appears above is that this alternative table does not include the value of distributions which were made on vested “profits interests” in 2012. Profits Interest Shares were awarded to the named executive officers in prior years and are fully vested. Distributions were made in 2012 to all holders of Halkos, including to our named executive officers with respect to their vested Profits Interest Shares. The Profits Interest Shares only shared in the distribution because the value of Halkos increased and had the value of Halkos not appreciated, then no distributions would have been made to our named executive officers. We consider these distributions to be similar to dividends paid on shares of stock owned by named executive officers, not compensation. See “Distributions in Respect of Class B Profits Interest Shares” for additional information on the Profits Interest Shares and related distributions.

Alternative Summary Compensation Table for 2012

Name	Salary	Bonus ($)	Non Equity Incentive Compensation ($)	All Other Compensation ($)	Total ($)
John H. Walker	793,100	360,000	989,468	45,363	2,187,931
Robert T. Micchelli	386,250	180,000	337,319	43,134	946,703
John J. Wasz	496,794	30,000	463,350	45,420	1,035,564
Daniel B. Becker	309,000	—	145,954	35,902	490,856
Devin K. Denner	309,000	—	145,954	37,850	492,804

2012 Grants of Plan-Based Awards

The following Grants of Plan-Based Awards table provides information concerning awards granted in Fiscal 2012 to our named executive officers.

		Estimated Possible Payouts Under Non- Equity Incentive Plan Awards (1)
Name	Grant Date	Target ($)	Maximum ($)
John H. Walker	1/1/2012	800,800	1,601,600
Robert T. Micchelli	1/1/2012	273,000	546,000
John J. Wasz	1/1/2012	375,000	750,000
Daniel B. Becker	1/1/2012	156,000	312,000
Devin K. Denner	1/1/2012	156,000	312,000

(1)	Represents possible cash awards for 2012 under the annual bonus plan. Cash awards paid to named executive officers under the bonus plan are dependent on the achievement of certain Company performance targets (referred to as the EBITDA Bonus) and individual targets ( referred to as the Individual Bonus), as well as the level of achievement. The annual bonus plan does not have threshold awards because the Individual Bonus (weighted at 30% of the bonus) may be paid out anywhere from 0% to 200% of the total potential amount, while the EBITDA Bonus will only be paid out once 80% of budgeted EBITDA is achieved, starting at 50% of the potential amount and weighted at 70% of the total bonus. For additional information, see “Compensation Discussion and Analysis—Annual Cash Bonuses” section of this registration statement. The amounts listed under the “Target” column represent the cash awards payable for 2012 assuming 100% achievement of all goals. The amounts listed under the “Maximum” column represent the maximum cash awards payable, which for each named executive officer equal two times target bonus. This table does not include the discretionary bonuses of $360,000, $180,000 and $30,000, which were paid to Messrs. Walker, Micchelli and Wasz. Actual cash awards paid to the named executive officers for 2012 are reported in the Summary Compensation Table under the “Non-Equity Incentive Plan Compensation” column.

Employment Arrangements with Named Executive Officers

On October 15, 2007, we entered into an employment agreement with Mr. Walker, our chief executive officer. The employment agreement was for an initial term of three years, and on each anniversary of October 15, 2007, the term extends for an additional year, unless prior written notice is given. The employment agreement provides that Mr. Walker will receive a base salary of $770,000 and a target bonus equal to 100% of his base salary during the term. In addition, the employment agreement provides that Mr. Walker is entitled to an equity-based award of up to 7% of our total equity value. The grant to Mr. Walker of 10,000 Class B Profits Interest Shares, 2,000 Class C Profits Interest Shares and 2,000 Class D Profits Interest shares are in full satisfaction of such 7% equity award. As described above, on June 30, 2011, the 2,000 Class C Profits Interest Shares and 2,000 Class D Profits Interest Shares were converted into 2,000 Class B Profits Interest Shares and 1,500 Class B Profits Interest Shares, respectively.

Mr. Micchelli, our chief financial officer, is party to a severance protection agreement, dated as of March 24, 2009, which was amended and restated effective October 20, 2011. As of July 28, 2011, July 29, 2011 and August 31, 2011, respectively, Messrs. Wasz, Becker and Denner our segment presidents, also entered into severance protection agreements, which are substantially similar to Mr. Micchelli’s amended and restated severance protection agreement. Mr. Wasz’s new severance protection agreement supersedes his prior severance protection agreement, which was dated as of January 16, 2010.

In addition, Mr. Wasz’s offer letter, dated as of January 6, 2010, provides that Mr. Wasz will serve as the president of Olin Brass, and will receive a starting base salary of $400,000 per year, a target bonus of 50% of base salary with a maximum bonus of 100% of base salary, and entitlement to participation in our standard health and welfare benefits plans. In addition, pursuant to the terms of his offer letter, Mr. Wasz was granted Class B Profits Interest Shares, subject to vesting over a three-year period.

For a description of severance payments and benefits made available under Mr. Walker’s employment agreement and our other named executive officers severance protection agreements in effect as of December 31, 2012, see “—Potential Payments upon Termination or Change in Control”.

IPO Equity Grants

In connection with the IPO, we granted awards for an aggregate of 168,068 shares of our common stock to our named executive officers under the 2013 Plan described below, as set forth in the table below. Mr. Walker did not receive any awards in connection with the IPO because Mr. Walker determined that he did not require additional equity awards based on his ownership percentage of Halkos.

Executive	Options	Restricted Stock	Performance Shares
John J. Wasz	21,552	10,156	20,313
Robert T. Micchelli	21,552	10,156	20,313
Daniel B. Becker	11,605	5,469	10,938
Devin K. Denner	14,920	7,031	14,063

Total	69,629	32,812	65,627

The options and restricted stock will generally vest in three equal installments on each of the first, second and third anniversary of the date of grant, subject to continued employment on the applicable vesting date and shall otherwise be on terms consistent with the 2013 Plan described below. The exercise price of the options is equal to $11.00, which was the price per share paid by investors in the IPO. The performance shares will generally vest based on satisfaction of the performance condition, with 100% of the performance shares vesting upon achievement of the performance condition. The performance condition is our achievement of return on net assets (“RONA”) of 14.2% at the end of 2013. If we achieve RONA of 14.2%, then 100% of the performance shares will vest. If we achieve RONA of 14.9% or greater then 205% of the performance shares will vest. If we achieve RONA of less than 13.2%, then no performance shares will vest. If we achieve RONA between 13.2% and 14.9%, then a percentage of the performance shares shall vest. The performance shares shall otherwise be on terms consistent with the terms of the 2013 Plan.

Global Brass and Copper Holdings, Inc. 2013 Omnibus Equity Incentive Plan

In connection with the IPO, we established the Global Brass and Copper Holdings, Inc. 2013 Omnibus Equity Incentive Plan, which we refer to as the “2013 Plan”. The Board of Directors adopted, and our shareholders approved, the 2013 Plan on April 10, 2013, subject to completion of the IPO. The 2013 Plan became effective immediately prior to the consummation of the IPO on May 29, 2013.

The following summary of the material features of the 2013 Plan is qualified in its entirety by reference to the complete text of the 2013 Plan, the form of which is Exhibit 10.1 to the registration statement to which this prospectus relates.

Administration

Our compensation committee (or a subcommittee thereof, if necessary to comply with Section 162(m) of the Code) administers the 2013 Plan. The compensation committee has the authority to determine the terms and conditions of any agreements evidencing any awards granted under the 2013 Plan and to adopt, alter and repeal rules, guidelines and practices relating to the 2013 Plan. The compensation committee has full discretion to administer and interpret the 2013 Plan and to adopt such rules, regulations and procedures as it deems necessary or advisable and to determine, among other things, the time or times at which the awards may be exercised and whether and under what circumstances an award may be exercised.

Eligibility

Any of our employees, directors, officers, consultants or advisors (or prospective employees, directors, officers, consultants or advisors), or any of the employees, directors, officers, consultants or advisors (or prospective employees, directors, officers, consultants or advisors) of our subsidiaries or their respective affiliates will be eligible for awards under the 2013 Plan. The compensation committee has the sole and complete authority to determine who will be granted an award under the 2013 Plan. Employees of certain of our designated foreign subsidiaries are also eligible under separate “Sub Plans”.

Number of Shares Authorized

The 2013 Plan provides for an aggregate of 1,111,053 shares of Global Brass and Copper Holdings’ common stock to be available for awards (which amount of shares gives effect to the 211,100-to-1 stock split that occurred on May 29, 2013). No more than 100,000 shares of common stock may be issued with respect to incentive stock options under the 2013 Plan. No participant may be granted awards of options and stock appreciation rights (“SARs”) with respect to more than 200,000 shares of our common stock in any one fiscal year. No more than 250,000 shares of our common stock may be granted under the 2013 Plan to any participant with respect to performance compensation awards in any one performance period (or with respect to each fiscal year in the event a performance period extends beyond a single fiscal year). The maximum amount payable for an individual participant under the 2013 Plan for any one performance period (or with respect to each fiscal year in the event a performance period extends beyond a single fiscal year) is $10,000,000 (with respect to each year if the performance period is more than one year). Shares of our common stock subject to awards are generally unavailable for future grant; provided, in no event may we increase the number of shares of common stock that may be delivered pursuant to incentive stock options granted under the 2013 Plan. If any award granted under the 2013 Plan expires, terminates, is canceled or forfeited without being settled or exercised, or if a SAR is settled in cash or otherwise without the issuance of shares, shares of common stock subject to such award will again be made available for future grant. In addition, if any shares are surrendered or tendered to pay the exercise price of an award or to satisfy withholding taxes owed, such shares will again be available for grant under the 2013 Plan. If there is any change in our corporate capitalization, the compensation committee in its sole discretion may make substitutions or adjustments to the number of shares reserved for issuance under the 2013 Plan, the number of shares covered by awards then outstanding under the 2013 Plan, the limitations on awards under the 2013 Plan, the exercise price of outstanding options and such other equitable substitution or adjustments as it may determine appropriate.

Change in Capitalization

If there is a change in Global Brass and Copper Holdings’ corporate capitalization in the event of a stock or extraordinary cash dividend, recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split up, split-off, spin-off, consolidation or other relevant change in capitalization or applicable law or circumstances, such that the compensation committee determines that an adjustment is necessary or appropriate, then the compensation committee may make adjustments in a manner that it deems equitable.

Awards Available for Grant

The compensation committee may grant awards of non-qualified stock options, incentive (qualified) stock options, SARs, restricted stock awards, restricted stock units, other stock-based awards, performance compensation awards (including cash bonus awards), other cash-based awards or any combination of the foregoing. Awards may be granted under the 2013 Plan and in assumption of, or in substitution for, outstanding awards previously granted by an entity acquired by us or with which we combine (the “Substitute Awards”).

Stock Options

The compensation committee is authorized to grant options to purchase shares of our common stock that are either “qualified”, meaning they are intended to satisfy the requirements of Section 422 of the Code for incentive stock options, or “non-qualified”, meaning they are not intended to satisfy the requirements of Section 422 of the Code. All options granted under the 2013 Plan shall be non-qualified unless the applicable award agreement expressly states that the option is intended to be an “incentive stock option”. Options granted under the 2013 Plan will be subject to the terms and conditions established by the compensation committee. Under the terms of the 2013 Plan, the exercise price of the options will not be less than the fair market value of common stock at the time of grant (except with respect to Substitute Awards). Options granted under the 2013 Plan will be subject to such terms, including the exercise price and the conditions and timing of exercise, as may be determined by the compensation committee and specified in the applicable award agreement. The maximum term of an option granted under the 2013 Plan will be ten years from the date of grant (or five years in the case of a qualified option granted to a 10% stockholder); provided, that, if the term of a non-qualified option would expire at a time when trading in the shares of common stock is prohibited by our insider trading policy, the option’s term shall be automatically extended until the 30th day following the expiration of such prohibition. Payment in respect of the exercise of an option may be made in cash, by check, by cash equivalent and/or shares of our common stock valued at the fair market value at the time the option is exercised (provided that such shares are not subject to any pledge or other security interest), or by such other method as the compensation committee may permit in its sole discretion, including:

•	by surrendering the minimum number of shares of our common stock otherwise deliverable in respect of an option that are needed to pay the exercise price and all applicable required withholding taxes;

•	if there is a public market for the shares of our common stock at such time, by means of a broker-assisted cashless exercise mechanism; or

•

by means of a “net exercise” procedure effected by withholding the minimum number of shares otherwise deliverable in respect of an option that are needed to pay the exercise price and all applicable required withholding taxes.

The compensation committee may, in its sole discretion, at any time buy out for a payment in cash, or the delivery of shares of our common stock, or other property, an option previously granted to a participant. Any fractional shares of our common stock will be settled in cash.

Stock Appreciation Rights

The compensation committee will be authorized to award SARs under the 2013 Plan. SARs will be subject to the terms and conditions established by the compensation committee. A SAR is a contractual right that allows a participant to receive, either in the form of cash, shares or any combination of cash and shares, the appreciation, if any, in the value of a share over a certain period of time. An option granted under the 2013 Plan may include SARs and SARs may also be awarded to a participant independent of the grant of an option. SARs granted in connection with an option shall be subject to terms similar to the option corresponding to such SARs, including with respect to vesting and expiration. Except as otherwise provided by the compensation committee (in the case of Substitute Awards or SARs granted in tandem with previously granted options), the strike price per share of common stock for each SAR shall not be less than 100% of the fair market value of such share, determined as of the date of grant. The remaining terms of the SARs shall be subject to terms established by the compensation committee and reflected in the award agreement.

Restricted Stock

The compensation committee is authorized to award restricted stock under the 2013 Plan. Awards of restricted stock will be subject to the terms and conditions established by the compensation committee. Restricted stock is common stock that generally is non-transferable and is subject to other restrictions determined by the compensation committee for a specified period.

Restricted Stock Unit Awards

The compensation committee is authorized to award restricted stock unit awards. Restricted stock unit awards will be subject to the terms and conditions established by the compensation committee. Unless the compensation committee determines otherwise, or specifies otherwise in an award agreement, if the participant terminates employment or services during the period of time over which all or a portion of the units are to be earned, then any unvested units will be forfeited. At the election of the compensation committee, the participant will receive a number of shares of our common stock equal to the number of units earned or an amount in cash equal to the fair market value of that number of shares at the expiration of the period over which the units are to be earned or at a later date selected by the compensation committee, less an amount equal to any taxes required to be withheld. To the extent provided in an award agreement, the holder of outstanding restricted stock units shall be entitled to be credited with dividend equivalent payments upon the payment by Global Brass and Copper Holdings of dividends on shares of our common stock, either in cash or (at the sole discretion of the compensation committee) in shares of our common stock having a fair market value equal to the amount of such dividends, and interest may, at the sole discretion of the compensation committee, be credited on the amount of cash dividend equivalents at a rate and subject to such terms as determined by the compensation committee, which accumulated dividend equivalents (and interest thereon, if applicable) shall be payable at the same time as the underlying restricted stock units are settled.

Other Stock-Based Awards

The compensation committee is authorized to grant awards of unrestricted shares of our common stock, rights to receive grants of awards at a future date, or other awards denominated in shares of our common stock or which provide for cash payments based in whole or in part on the value or future value of shares of our common stock under the 2013 Plan under such terms and conditions as the compensation committee may determine and as set forth in the applicable award agreement.

Performance Compensation Awards

The compensation committee may grant any award under the 2013 Plan in the form of a “Performance Compensation Award” by conditioning the number of shares earned or vested under the award on the satisfaction of certain “Performance Goals”. The compensation committee may establish these Performance Goals with reference to one or more of the following:

•	net earnings or net income (before or after taxes);

•	basic or diluted earnings per share (before or after taxes);

•	net revenue or net revenue growth;

•	gross revenue or gross revenue growth, gross profit or gross profit growth;

•	net operating income or profit (before or after taxes);

•	return measures (including, but not limited to, return on investment, assets, capital, gross revenue or gross revenue growth, invested capital, equity or sales);

•	cash flow measures (including, but not limited to, operating cash flow, free cash flow and cash flow return on capital), which may but are not required to be measured on a per-share basis;

•	earnings before or after taxes, interest, depreciation and amortization (including EBIT and EBITDA);

•

gross or net operating margins; productivity ratios; share price (including, but not limited to, growth measures and total stockholder return); expense targets or cost reduction goals, general and administrative expense savings; margins; and operating efficiency;

•	objective measures of customer satisfaction;

•	working capital targets;

•	measures of economic value-added or other “value creation” metrics;

•	inventory control;

•	enterprise value;

•	sales;

•	stockholder return;

•	client retention;

•	competitive market metrics;

•	employee retention;

•	timely completion of new product rollouts;

•	timely launch of new facilities;

•

objective measures of personal targets, goals or completion of projects (including, but not limited to, succession and hiring projects, completion of specific acquisitions, reorganizations or other corporate transactions or capital-raising transactions, expansions of specific business operations and meeting segment project budgets);

•	system-wide revenues;

•	royalty income;

•	cost of capital, debt leverage, year-end cash position or book value;

•	strategic objectives, development of new product lines and related revenue, sales and margin targets, or international operations; or

•	any combination of the above.

Any of the above Performance Goal elements can be stated as a percentage of another Performance Goal or used on an absolute, relative or adjusted basis to measure our performance or the performance of our affiliates or any segments, divisions, operations or business units, product lines, brands, operating segments, administrative departments or combination thereof, as the compensation committee deems appropriate. Performance Goals may be compared to the performance of a group of comparator companies or a published or special index that the compensation committee deems appropriate or, stock market indices. The compensation committee also may provide for accelerated vesting of any award based on the achievement of Performance Goals. Any award that is intended to qualify as “performance-based compensation” under Section 162(m) of the Code will be granted, and Performance Goals for such an award will be established, by the compensation committee in writing not later than 90 days after the commencement of the performance period to which the Performance Goals relate, or such other period required under Section 162(m) of the Code; provided that the outcome is substantially uncertain at the time the compensation committee establishes the Performance Goal; and provided further that in no event will a Performance Goal be considered to be pre-established if it is established after 25% of the performance period (as scheduled in good faith at the time the Performance Goal is established) has elapsed. Before any payment is made in connection with any award intended to qualify as performance-based compensation under Section 162(m) of the Code, the compensation committee must certify in writing that the Performance Goals established with respect to such award have been achieved. In determining the actual amount of an individual participant’s Performance Compensation Award for a performance period, the compensation committee may reduce or eliminate the amount of the Performance Compensation Award earned through the use of negative discretion consistent with Section 162(m) of the Code, if, in its sole judgment, such reduction or elimination is appropriate.

The compensation committee may also specify adjustments or modifications (to the extent it would not result in adverse results under Section 162(m) of the Code) to be made to the calculation of a Performance Goal for such performance period, based on and in order to appropriately reflect the following events:

•	asset write-downs;

•	litigation or claim judgments or settlements;

•	the effect of changes in tax laws, accounting principles, or other laws or regulatory rules affecting reported results;

•	any reorganization and restructuring programs;

•	extraordinary nonrecurring items and/or in management’s discussion and analysis of financial condition and results of operations appearing in our annual report to stockholders for the applicable year;

•	acquisitions or divestitures;

•	any other specific, unusual or nonrecurring events, or objectively determinable category thereof;

•	foreign exchange gains and losses;

•	discontinued operations and nonrecurring charges; and

•	a change in our fiscal year.

Unless otherwise provided in the applicable award agreement, a participant shall be eligible to receive payment in respect of a Performance Compensation Award only to the extent that the Performance Goals for such period are achieved and all or some of the portion of such participant’s Performance Compensation Award has been earned for the performance period based on the application of the “Performance Formula” (as defined in the 2013 Plan) to such Performance Goals.

Effect of a Change in Control in Global Brass and Copper Holdings

In the event of a “change in control” in Global Brass and Copper Holdings, the Board of Directors may take steps it considers appropriate. Unless otherwise provided in an award agreement, the Board of Directors in its sole discretion may provide that, with respect to any particular outstanding award:

•	all then-outstanding options and SARs shall become immediately exercisable as of immediately prior to the “change in control” with respect to up to 100% of the shares subject to such option or SAR;

•

any restricted period shall expire as of immediately prior to the “change in control” with respect to up to 100% of then-outstanding shares of restricted stock or restricted stock units (including without limitation a waiver of any applicable Performance Goals);

•	all incomplete performance periods in effect on the date the “change in control” occurs shall end on such date, and the compensation committee may:

•

determine the extent to which Performance Goals with respect to each such performance period have been met based upon such audited or unaudited financial information or other information then available as it deems relevant; and

•

cause the participant to receive partial or full payment of awards for each such performance period based upon the compensation committee’s determination of the degree of attainment of Performance Goals, or assuming that the applicable “target” levels of performance have been attained or on such other basis determined by the compensation committee; and

•	all awards previously deferred will be settled in full as soon as practicable.

Transferability

Each award may be exercised during the participant’s lifetime by the participant or, if permissible under applicable law, by the participant’s guardian or legal representative. In addition, during the participant’s lifetime, the award may be transferred, without consideration, to one or more immediate family members of the participant (within the meaning of the instructions to Form S-8 under the Securities Act), to a trust established exclusively for the participant or one or more of his or her immediate family members, a partnership or limited liability company whose only partners or shareholders are the participant and his or her immediate family members, or any other transferee as may be approved either:

•	by the Board of Directors or the compensation committee in its sole discretion; or

•

as provided in the applicable award agreement, in each case subject to such rules as the compensation committee may adopt consistent with any applicable award agreement to preserve the purposes of the 2013 Plan.

The terms applicable to the assigned portion shall generally be the same as those in effect for the award immediately prior to such assignment. Other than as described above, awards may not be transferred or encumbered by a participant other than by will or by the laws of descent and distribution.

Amendment

The 2013 Plan has a term of ten years. The Board of Directors may amend, suspend or terminate the 2013 Plan at any time; however, stockholder approval to amend the 2013 Plan may be necessary if required by law or by NYSE rules. No amendment, suspension or termination will impair the rights of any participant or recipient of any award without the consent of the participant or recipient.

The compensation committee may, to the extent consistent with the terms of any applicable award agreement, waive any conditions or rights under, amend any terms of, or alter, suspend,

discontinue, cancel or terminate, any award theretofore granted or the associated award agreement, prospectively or retroactively. Any such waiver, amendment, alteration, suspension, discontinuance, cancellation or termination that would materially and adversely affect the rights of any participant or any holder or beneficiary of any option theretofore granted will not to that extent be effective without the consent of the affected participant, holder or beneficiary. Further, without stockholder approval:

•	no amendment or modification may reduce the option price of any option or the strike price of any SAR;

•

the compensation committee may not cancel any outstanding option and replace it with a new option (with a lower option price) or cancel any SAR and replace it with a new SAR (with a lower strike price); and

•	no option or SAR may be exchanged for cash or another award.

However, stockholder approval is not required with respect to any of the preceding three bullets with respect to certain adjustments on changes in capitalization. In addition, none of the requirements described in the preceding three bullets can be amended without stockholder approval.

U.S. Federal Income Tax Consequences

The following is a general summary of the material U.S. Federal income tax consequences of the grant and exercise and vesting of awards under the 2013 Plan and the disposition of shares acquired pursuant to the exercise or settlement of such awards and is intended to reflect the current provisions of the Code and the regulations thereunder. This summary is not intended to be a complete statement of applicable law, nor does it address foreign, state, local and payroll tax considerations. Moreover, the U.S. Federal income tax consequences to any particular participant may differ from those described herein by reason of, among other things, the particular circumstances of such participant.

Stock Options.    The Code requires that, for treatment of an option as an incentive stock option, shares of Common Stock acquired through the exercise of an incentive stock option cannot be disposed of before the later of two years from the date of grant of the option, or one year from the date of exercise. Holders of incentive stock options will generally incur no Federal income tax liability at the time of grant or upon exercise of those options. However, the spread at exercise will be an “item of tax preference”, which may give rise to “alternative minimum tax” liability for the taxable year in which the exercise occurs. If the holder does not dispose of the shares before two years following the date of grant and one year following the date of exercise, the difference between the exercise price and the amount realized upon disposition of the shares will constitute long-term capital gain or loss, as the case may be. Assuming both holding periods are satisfied, no deduction will be allowed to us for Federal income tax purposes in connection with the grant or exercise of the incentive stock option. If, within two years following the date of grant or within one year following the date of exercise, the holder of shares acquired through the exercise of an incentive stock option disposes of those shares, the participant will generally realize taxable compensation at the time of such disposition equal to the difference between the exercise price and the lesser of the fair market value of the share on the date of exercise or the amount realized on the subsequent disposition of the shares, and that amount will generally be deductible by us for Federal income tax purposes, subject to the possible limitations on deductibility under Sections 280G and 162(m) of the Code for compensation paid to executives designated in those Sections. Finally, if an incentive stock option becomes first exercisable in any one year for shares having an aggregate value in excess of $100,000 (based on the grant date value), the portion of the incentive stock option in respect of those excess shares will be treated as a non-qualified stock option for Federal income tax purposes. No income will be realized by a participant upon grant of an option that does not qualify as an incentive stock option (“a non-qualified stock option”). Upon the exercise of a non-qualified stock option, the participant will recognize ordinary compensation income in an amount equal to the excess, if any, of the fair market value of the underlying exercised shares over the option exercise price paid at the time of exercise, and the participant’s tax basis will equal the sum of the compensation income recognized and the exercise price. We will be able to deduct this same amount for U.S. Federal income tax purposes, but such deduction may be limited under Sections 280G and 162(m) of the Code for compensation paid to certain executives designated in those Sections. In the event of a sale of shares received upon the exercise of a non-qualified stock option, any appreciation or depreciation after the exercise date generally will be taxed as capital gain or loss and will be long-term gain or loss if the holding period for such shares is more than one year.

SARs.    No income will be realized by a participant upon grant of a SAR. Upon the exercise of a SAR, the participant will recognize ordinary compensation income in an amount equal to the fair market value of the payment received in respect of the SAR. We will be able to deduct this same amount for U.S. Federal income tax purposes, but such deduction may be limited under Sections 280G and 162(m) of the Code for compensation paid to certain executives designated in those Sections.

Restricted Stock.    A participant will not be subject to tax upon the grant of an award of restricted stock unless the participant otherwise elects to be taxed at the time of grant pursuant to Section 83(b) of the Code. On the date an award of restricted stock becomes transferable or is no longer subject to a substantial risk of forfeiture, the participant will have taxable compensation equal to the difference between the fair market value of the shares on that date over the amount the participant paid for such shares, if any, unless the participant made an election under Section 83(b) of the Code to be taxed at the time of grant. If the participant made an election under Section 83(b), the participant will have taxable compensation at the time of grant equal to the difference between the fair market value of the shares on the date of grant over the amount the participant paid for such shares, if any. If the election is made, the participant will not be allowed a deduction for amounts subsequently required to be returned to us. Special rules apply to the receipt and disposition of restricted shares received by officers and directors who are subject to Section 16(b) of the Exchange Act. We will be able to deduct, at the same time as it is recognized by the participant, the amount of taxable compensation to the participant for U.S. Federal income tax purposes, but such deduction may be limited under Sections 280G and 162(m) of the Code for compensation paid to certain executives designated in those Sections.

Restricted Stock Units.    A participant will not be subject to tax upon the grant of a restricted stock unit award. Rather, upon the delivery of shares or cash pursuant to a restricted stock unit award, the participant will have taxable compensation equal to the fair market value of the number of shares (or the amount of cash) the participant actually receives with respect to the award. We will be able to deduct the amount of taxable compensation to the participant for U.S. Federal income tax purposes, but the deduction may be limited under Sections 280G and 162(m) of the Code for compensation paid to certain executives designated in those Sections.

Section 162(m).    In general, Section 162(m) of the Code denies a publicly held corporation a deduction for U.S. Federal income tax purposes for compensation in excess of $1,000,000 per year per person to its chief executive officer and the three other officers whose compensation is required to be disclosed in its proxy statement (excluding the chief financial officer), subject to certain exceptions. The 2013 Plan is intended to satisfy an exception with respect to grants of options and SARs to covered employees. In addition, the 2013 Plan is designed to permit certain awards of restricted stock, restricted stock units and other awards (including cash bonus awards) to be awarded as performance compensation awards intended to qualify under the “performance-based compensation” exception to Section 162(m) of the Code. In addition, under a Section 162(m) transition rule for compensation plans of corporations which are privately-held and which become publicly-held in an initial public offering, the 2013 Plan will not be subject to Section 162(m) until a specified transition date, which is generally the earliest of:

•	the material modification of the 2013 Plan;

•	the issuance of all employer stock and other compensation that has been allocated under the 2013 Plan; or

•	the first annual meeting of stockholders at which directors are to be elected that occurs after the close of the third calendar year following 2013, the calendar year in which the IPO occurred.

New Plan Benefits

It is not possible to determine the benefits or amounts that will be received by or allocated to participants under the 2013 Plan because awards under the 2013 Plan will be made at the discretion of the compensation committee (or subcommittee thereof, if necessary for Section 162(m) of the Code).

Option Exercises and Stock Vested

We did not grant any stock options or stock in 2012 or prior years.

Pension Benefits

We do not offer any defined benefit pension plans.

Nonqualified Deferred Compensation

We do not offer any nonqualified deferred compensation plans.

Potential Payments Upon Termination or Change in Control

Employment Agreement with John H. Walker

Mr. Walker’s employment agreement provides him with severance benefits upon certain terminations of employment.

Mr. Walker’s employment may be terminated at any time and for any reason. If Mr. Walker’s employment is terminated by us for “cause” (as defined below) then he is entitled to receive any base salary which has been earned but not paid through the date of termination. If his employment is terminated due to his death, disability or by Mr. Walker upon 60 days’ prior notice without “good reason” (as defined below), he is entitled to receive:

•	the base salary accrued through the date of termination;

•	pay for any vacation time earned but not used;

•	any earned but unpaid bonus for the year prior to termination; and

•

any business expenses properly incurred but not submitted prior to the date of termination, provided that such expenses are submitted within 30 days of termination and are reimbursable in accordance with our policy (collectively, the “Accrued but Unpaid Payments”).

For purposes of the employment agreement, “disability” means the inability of Mr. Walker to perform his duties for 90 consecutive days, or for an aggregate of 120 days in any consecutive 12-month period.

Mr. Walker’s employment may be terminated by us without “cause” or by him for “good reason” (which includes a non-renewal by us of his employment term). Upon such a termination, he is entitled to receive: (a) the Accrued but Unpaid Payments and (b) 24 months’ base salary continuation which will be paid out in continuing bimonthly installments over such 24 month period. The continuation of his base salary is contingent upon Mr. Walker executing a general release of claims in our favor.

“Cause” under Mr. Walker’s employment agreement generally means:

•	a commission of fraud or gross negligence that, in the case of gross negligence, has a material adverse effect on our business or financial condition;

•	a willful material misrepresentation to the Board of Directors;

•	refusal to comply with any material obligations under Mr. Walker’s employment agreement or to comply with a reasonable and lawful instruction of the Board of Directors;

•

engaging in any conduct or commission of any act that is, in the reasonable opinion of the Board of Directors, materially injurious or detrimental to our substantial interest (provided that a termination by us for “cause” on this ground shall be effective only if, within 30 days following the delivery of a notice of termination for “cause” by us to Mr. Walker, Mr. Walker has failed to cure any unintentional occurrence which gave rise to such “cause” event, so long as Mr. Walker is reasonably capable of curing in the 30-day cure period);

•	conviction of, or entry of a pleading of guilty or no contest to any (a) felony, (b) lesser crime of which fraud or dishonesty is a material element or (c) crime of moral turpitude; or

•

failure to comply with any material obligations under Mr. Walker’s employment agreement or with any of our written rules, regulations, policies or procedures furnished to Mr. Walker that, if not complied with, could reasonably be expected to have a material adverse effect on our business (provided that a termination by us for “cause” on this ground shall be effective only if, within 30 days following the delivery of a notice of termination for “cause” by us to Mr. Walker, Mr. Walker has failed to cure any unintentional occurrence which gave rise to such “cause” event, so long as Mr. Walker is reasonably capable of curing in the 30-day cure period).

“Good reason” under Mr. Walker’s employment agreement generally means any of the following events occurring without Mr. Walker’s consent:

•	our failure to continue Mr. Walker in the position of CEO;

•	our requiring that Mr. Walker report to an individual or body other than the Board of Directors;

•	a material diminution in Mr. Walker’s position with us or the duties and responsibilities associated with such position;

•	a reduction of Mr. Walker’s base salary or annual target bonus opportunity;

•	our requiring Mr. Walker to relocate to an office more than 50 miles from both the city of Chicago, Illinois and Mr. Walker’s primary place of residence on the date of termination; or

•	nonrenewal of the employment term by us.

Mr. Walker must provide written notice of events claimed to constitute “good reason” within 30 days after the initial occurrence of such events, and provide us with an opportunity to cure the applicable circumstance within 30 days following such written notice. If we fail to cure such circumstance, Mr. Walker’s resignation for “good reason” must be tendered within 60 days after our failure to cure.

Mr. Walker is subject to non-competition and non-solicitation covenants for 24 months post-termination. In addition, he is subject to perpetual confidentiality covenants.

Severance Protection Agreement with Robert T. Micchelli

Mr. Micchelli is party to a severance protection agreement, dated as of March 24, 2009, which was amended and restated effective October 20, 2011. Under his amended and restated severance protection agreement, Mr. Micchelli’s employment may be terminated at any time for any reason. If his employment is terminated by us without “cause” or he resigns for “good reason” (each as defined below), then he will be entitled to a severance payment. Assuming such termination occurred on December 31, 2012, the severance payment would be payable in a cash lump sum, equal to one year of base pay at the highest rate of base salary payable to the executive during the one-year period immediately prior to the termination, plus the highest of (x) his target bonus amount for the year in which the last day of employment occurs (which is currently 70% of base salary), (y) the amount of the average of his annual bonus over the three years immediately prior to the year in which the last day of employment occurs and (z) an amount set forth on an exhibit to the severance protection agreement (which is currently zero). In addition, upon such a termination, Mr. Micchelli and his dependents will be entitled to continued health and welfare participation for one year following such termination, unless he obtains coverage from a new employer, and he will be entitled to COBRA coverage at the end of such one-year period if he has not obtained new coverage. Such severance payments and benefits are contingent upon Mr. Micchelli executing a general release of claims in our favor.

Mr. Micchelli will also be entitled to payment of any accrued but unpaid base salary and business expenses in accordance with our policy, as well as any payments, benefits or entitlements that are vested, fully and unconditionally earned pursuant to any plan, policy, program or arrangement or other agreement, other than those providing for severance, separation pay or salary continuation payments or benefits. Mr. Micchelli’s severance payment pursuant to his amended and restated severance protection agreement is in lieu and satisfaction of any amount otherwise payable under the annual bonus plan.

For the definitions of “cause” and “good reason” under Mr. Micchelli’s amended and restated severance protection agreement, see “—Employment Agreement and Severance Protection”.

Mr. Micchelli is subject to a non-competition covenant which extends for 24 months following his termination of employment for any reason, a nondisparagement covenant, as well as a confidentiality covenant extending for five years following any termination of the severance protection agreement.

Severance Protection Agreement with John J. Wasz

Mr. Wasz was party to a severance protection agreement, dated as of January 16, 2010, which was superseded by a new severance protection agreement, effective as of August 31, 2011. The new severance protection agreement is substantially similar to Mr. Micchelli’s amended and restated severance protection agreement.

Mr. Wasz’s employment may be terminated at any time for any reason. If his employment is terminated by us without “cause” or he resigns for “good reason” (each as defined below), then he will be entitled to a severance payment. Assuming such termination occurred on December 31, 2012, he will be entitled to a lump sum severance payment equal to his annual base salary plus the highest of (x) his target bonus amount for the year in which the last date of employment occurs (which is currently 75% of base salary), (y) the amount of the average of his annual bonus over the three years immediately prior to the year in which the last day of employment occurs and (z) an amount set forth on an exhibit to the severance protection agreement (which is currently zero). In addition, he will be entitled to continued health and welfare participation and participation for his dependents for a one-year period, unless he obtains coverage from a new employer, and he will be entitled to COBRA coverage at the end of such one-year period if he has not obtained new coverage.

For the definitions of “cause” and “good reason” under Mr. Wasz’s new severance protection agreement, see “—Employment Agreement and Severance Protection”.

Mr. Wasz is subject to a non-competition covenant which extends for 12 months following his termination of employment for any reason, a nonsolicitation of employees, vendors, customers or other parties covenant that extends for 12 months following any such termination, as well as a confidentiality covenant extending for five years following any termination of the severance protection agreement.

Severance Protection Agreements with Daniel B. Becker and Devin K. Denner

Mr. Becker and Mr. Denner entered into severance protection agreements with us on July 28, 2011 and July 29, 2011. The severance protection agreements are substantially similar to Mr. Micchelli’s amended and restated severance protection agreement.

Mr. Becker and Mr. Denner’s employment may be terminated by us at any time for any reason. If such executive’s employment is terminated by us without “cause” or he resigns for “good reason” (each as defined below), then he will be entitled to a severance payment. Assuming such termination occurred on December 31, 2012, he will be entitled to a lump sum severance payment equal to his annual base salary plus the highest of (x) his target bonus amount for the year in which the last date of employment occurs (which is currently 50% of base salary), (y) the amount of the average of his annual bonus over the three years immediately prior to the year in which the last day of employment occurs and (z) an amount set forth on an exhibit to the severance protection agreement (which is currently zero for both Mr. Becker and Mr. Denner; provided that such amount was reduced to zero for Mr. Denner after his bonus bank of $600,000 was paid out in January 2012). In addition, he will be entitled to continued health and welfare participation and participation for his dependents for a one-year period, unless he obtains coverage from a new employer, and he will be entitled to COBRA coverage at the end of such one-year period if he has not obtained new coverage.

For the definitions of “cause” and “good reason” under Mr. Becker and Mr. Denner’s severance protection agreements, see “—Employment Agreement and Severance Protection”.

Mr. Becker and Mr. Denner are each subject to a non-competition covenant which extends for 12 months following his termination of employment for any reason, a nonsolicitation of employees, vendors, customers or other parties covenant that extends for 24 months following any such termination, as well as a confidentiality covenant extending for five years following any termination of the severance protection agreement.

The following table shows the severance payments and benefits that would have become payable to each named executive officer, assuming the termination of his employment occurred as of December 31, 2012. We do not provide enhanced severance upon a change of control.

Potential Payments upon Termination of Employment without Cause or for Good Reason

Name	Cash Severance ($)(1)	Health and Welfare Benefits Continuation ($)	Total ($)
John Walker	1,601,600	—	1,601,600
Robert Micchelli	873,333	9,331	882,664
John Wasz	875,000	9,331	884,331
Daniel Becker	520,808	9,331	530,139
Devin Denner	603,667	9,331	612,998

(1)	For Mr. Walker, the cash severance is equal to two times his base salary of $800,800.
For Mr. Micchelli, the cash severance is equal to his base salary of $390,000 plus his average bonus of $483,333.
For Mr. Wasz, the cash severance is equal to his base salary of $500,000 plus his target bonus of $375,000
For Mr. Becker, the cash severance is equal to his base salary of $312,000 plus his average bonus of $208,808.
For Mr. Denner, the cash severance is equal to his base salary of $312,000 plus his average bonus of $291,667.

2013 Compensation for Named Executive Officers

Our named executive officers for 2013 are the same as for 2012, except that Mr. Scott Hamilton, our general counsel and secretary, is also expected to be a named executive officer for 2013 once bonus determinations have been finalized. The Compensation Committee generally used the same philosophy and approach for compensation decisions in 2013 as it used in 2012, after taking into account that we are now a public company. Base salaries for the named executive officers in 2012 whom we expect will be named executive officers in 2013 were unchanged between 2012 and 2013, and Mr. Hamilton’s 2013 base salary was $283,868, with a target bonus of $141,934 and a maximum bonus of $283,868. Bonuses for 2013 have not been determined at the time of this filing and will be disclosed in the proxy statement for our 2013 annual meeting of stockholders after they are determined. As previously disclosed, the individuals who were named executive officers for 2012 whom we expect to be named executive officers for 2013 received equity awards in May 2013 in connection with our IPO as described under “—IPO Equity Grants”. Mr. Hamilton also received equity awards in connection with the IPO at the same time and on the same terms as the awards to the other expected 2013 named executive officers. Mr. Hamilton received 11,605 stock options, 5,469 shares of restricted stock and 10,938 performance shares.

Director Compensation in 2012

The following table shows the director fees earned by the directors for 2012. In addition, we reimbursed the directors for expenses incurred in attending Board meetings. The reimbursements are not included in the table below as the reimbursement was significantly below the $10,000 threshold. We did not pay the non-independent directors of Global Brass and Copper Holdings any compensation for their service on the Board of Directors in 2012. We are currently determining what adjustments need to be made to director compensation in light of the completion of the IPO. On August 8, 2012 the Compensation Committee, based upon benchmark data from Towers Watson, increased the annual director fee from $50,000 to $70,000 plus an additional $15,000 annual fee for the Chairman of the Audit Committee. Accordingly, our independent directors received two quarterly payments of $12,500 and after the August 8, 2012 increase two quarterly payments of $17,500. In the future, directors who are also our employees will not receive any compensation from us for service on the Board of Directors.

DIRECTOR COMPENSATION

Name	Fees Earned or Paid in Cash ($)	Total
Michael Psaros	—	—
Raquel Palmer	—	—
David Shapiro	—	—
Jay Bernstein	—	—
George Thanopoulos	$60,000	$60,000
Ronald C. Whitaker	$60,000	$60,000
Martin E. Welch III	$75,000	$75,000
David Burritt	$60,000	$60,000

Director Compensation in 2013

In 2013, David Burritt received, as Compensation Committee Chairman, an additional retainer of $10,000 per year beginning in the second quarter. In addition, Ronald C. Whitaker received, as Nominating and Corporate Governance Chairman, an additional retainer of $5,000 per year beginning in the second quarter. Director compensation for 2013 was otherwise substantially similar to that for 2012.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Distributions to Halkos and Certain Members of Management

The KPS Funds are majority members of Halkos. Halkos beneficially owns 34.4% of the outstanding shares of Global Brass and Copper Holdings. Global Brass and Copper Holdings is the direct parent of Global Brass and Copper and the source of the initial investment as reported in additional paid in capital in the consolidated balance sheets. The KPS Funds are also affiliates of KPS Capital Finance, LLC, the agent of a related party term loan credit agreement. On August 18, 2010, we repaid the $60.0 million balance then outstanding on the related party term loan credit agreement and in connection with the related party term loan agreement we made interest payments of $2.5 million in 2010, $6.8 million in 2009 and $4.1 million in 2008. In August 2010, we distributed $42.5 million to the KPS Funds and other members of Halkos. Of this total, $2.2 million was paid by Halkos to Mr. Walker, our Chief Executive Officer, $1.3 million collectively was paid by Halkos to Messrs. Micchelli, Denner, Becker and other employees, and $0.9 million was escrowed to be paid to other employees. Even though the amounts were paid by Halkos, these payments resulted in non-cash compensation charges to Global Brass and Copper Holdings.

In connection with the offering of the Senior Secured Notes, we used a portion of the net proceeds of the Senior Secured Notes to make a distribution of $160.0 million to Halkos. Halkos distributed such proceeds pro rata to its equityholders (which include certain of our officers and directors as described under “Compensation Discussion and Analysis—Distributions in respect of Class B Profits Interest Shares”) in accordance with the terms of its operating agreement on June 1, 2012. See “Prospectus Summary—Recent Transactions—Distribution to Halkos”.

We paid approximately $8.9 million of the proceeds from the IPO to our executive officers, which include Messrs. Walker, Micchelli, Becker, Denner and Wasz, as holders of Class B Shares. The management committee of Halkos, which consists of Michael Psaros, David Shapiro, Raquel Palmer, Jay Bernstein and John Walker, determined payouts of the IPO proceeds among the Halkos shareholders according to the Halkos capital accounts. According to the Halkos capital accounts, Messrs. Walker, Micchelli, Becker, Denner and Wasz received the following approximate amounts, respectively: $5.1 million, $1.1 million, $0.4 million, $0.6 million and $1.1 million.

We paid approximately $10.6 million of the proceeds from our October 1, 2013 follow-on public offering to our executive officers, which include Messrs. Walker, Micchelli, Becker, Denner and Wasz, as holders of Class B Shares. The management committee of Halkos, which consists of Michael Psaros, David Shapiro, Raquel Palmer, Jay Bernstein and John Walker, determined payouts of the follow-on public offering proceeds among the Halkos shareholders according to the Halkos capital accounts. According to the Halkos capital accounts, Messrs. Walker, Micchelli, Becker, Denner and Wasz received the following approximate amounts, respectively: $6.1 million, $1.3 million, $0.4 million, $0.7 million and $1.4 million.

Assuming that all of the shares of common stock covered by this prospectus are sold at a price per share equal to $16.96 (the closing price of our common stock on the NYSE on November 25, 2013), we expect that approximately $13.9 million of the proceeds from such offerings will be paid to our executive officers, which include Messrs. Walker, Micchelli, Denner and Wasz, as holders of Class B Shares. The management committee of Halkos, which consists of Michael Psaros, David Shapiro, Raquel Palmer and John Walker, will determine payouts of the offering proceeds among the Halkos shareholders according to the Halkos capital accounts. Based on the above assumptions, according to the Halkos capital accounts, Messrs. Walker, Micchelli, Denner and Wasz will receive the following approximate amounts, respectively: $8.0 million, $1.7 million, $0.9 million and $1.8 million. Offering proceeds among the Halkos shareholders are allocated first to holders of Class A Shares until each holder of Class A Shares has recovered the amount of any of its capital contributions, then to holders of Class B Shares until each holder of Class B Shares has recovered the amount of any of its capital contributions and finally to holders of Class A and Class B Shares pro rata based on the number of such shares outstanding. See “Compensation Discussion and Analysis—Equity-Based Compensation—Profits Interest Shares”.

Management Services Agreement

We and affiliates of the KPS Funds were parties to a Management Services Agreement, dated as of November 19, 2007, pursuant to which such affiliates of the KPS Funds provided us with management and other services in exchange for payment of quarterly fees of $250,000. The fees were $1.0 million for each of the years ended December 31, 2012, 2011 and 2010. The management services agreement was terminated on May 29, 2013 in connection with the consummation of the IPO. In accordance with the terms of the management services agreement, we paid the affiliates of the KPS Funds an amount in cash equal to $4.5 million, which represents the aggregate amount of the remaining payments due under the management services agreement upon termination of that agreement.

Reimbursement Agreement

We and the KPS Funds were parties to an agreement whereby the KPS Funds have agreed to reimburse us for specific costs directly attributable to an offering of equity securities.

The receivable from our stockholder was repaid in connection with the consummation of the IPO. We received an amount in cash equal to $6.8 million, which represents the aggregate amount of all specific incremental costs directly attributed to the IPO.

Investor Rights Agreement

In connection with the IPO, on May 29, 2013, we entered into an investor rights agreement with Halkos. The investor rights agreement provides Halkos with certain demand, shelf and piggyback registration rights with respect to its shares of Global Brass and Copper Holdings common stock and also provides Halkos with certain governance rights, depending on the size of its holdings of Global Brass and Copper Holdings common stock.

Under the registration rights provisions of the investor rights agreement:

•	after 180 days following the completion of the IPO, Halkos and its affiliates have the right to cause us to conduct up to five demand registrations, subject to certain customary restrictions;

•

once we are eligible to do so, Halkos and its affiliates have the right to cause us to file and have declared effective a shelf registration statement on Form S-3 with respect to all of their shares of Global Brass and Copper Holdings common stock; and

•	Halkos and its affiliates have the right to participate in certain registered offerings by us.

In connection with the October 1, 2013 follow-on public offering, we agreed to waive the 180-day limitation and permit Halkos to demand the registration of the shares to be sold in such offering. Accordingly, prior to this offering, Halkos and its affiliates had the right to cause us to conduct up to four additional demand registrations.

Pursuant to an amendment to the investor rights agreement, dated as of November 22, 2013, we have agreed to allow Halkos to use one of its demand registration rights to request registration of the shares of common stock offered by this prospectus under this “shelf” registration statement, of which this prospectus forms a part. Halkos has agreed to pay, subject to certain exceptions and qualifications, 50% of the registration expenses (as defined in the investor rights agreement) relating to this registration statement.

The registration rights provisions also contain customary provisions relating to cooperation with the registration process, black-out periods and customary securities law indemnity provisions in favor of the selling stockholders. With certain customary exceptions, we will be required to bear all registration expenses, other than underwriting discounts and commissions and transfer taxes, associated with any registration of shares pursuant to the agreement. Registration rights may be transferred by Halkos and its affiliates, subject to certain restrictions.

Under the governance rights provisions of the investor rights agreement:

•

at the time of the IPO, the Board of Directors was required to consist of nine members, four of which are designated by Halkos, three of which are independent and one of which is our Chief Executive Officer;

•	we are required to have a classified Board of Directors with a sunset provision, as described under “Management—Board Structure—Composition”;

•

we are required to have an audit committee with at least three independent directors and an executive committee of at least one independent director, one management director and one Halkos nominee; and

•

each committee of the Board of Directors other than the audit committee and the executive committee is required to have at least two directors, of which Halkos shall have the ability to designate one member from among the Halkos nominees and the independent directors.

Under the governance rights provisions, Halkos has the right to designate: (i) five directors if it beneficially owns more than 50% of the outstanding Global Brass and Copper Holdings common stock, (ii) three directors if it beneficially owns more than 30% but 50% or less, (iii) two directors if it beneficially owns more than 15% but 30% or less and (iv) one director if it beneficially owns greater than 10% but 15% or less. Halkos loses the right to designate directors at 10% or less.

The investor rights agreement will terminate on May 29, 2023.

Indemnification Agreements

We have entered into customary indemnification agreements with our executive officers and directors that provide, in general, that we will provide them with customary indemnification in connection with their service to us or on our behalf.

These indemnification agreements require us, among other things, to indemnify our directors and officers against liabilities that may arise by reason of their status or service as directors or officers, other than liabilities arising from willful misconduct. These indemnification agreements also require us to advance any expenses incurred by the directors or officers as a result of any proceeding against them as to which they could be indemnified and to obtain directors’ and officers’ insurance, if available on reasonable terms.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table and accompanying footnotes set forth, as of November 1, 2013, information with respect to the beneficial ownership of our common stock by:

•	each of our directors and each of the executive officers named in the Summary Compensation Table;

•	the selling stockholder;

•	each person or group of affiliated persons who is known to be the beneficial owner of more than 5% of any class or series of our capital stock; and

•	all of our directors and executive officers as a group.

The amounts and percentages of common stock beneficially owned prior to the offerings contemplated by this prospectus are based on 21,110,000 shares of common stock issued and outstanding as of November 1, 2013 and 141,486 outstanding shares of restricted stock, which confer on the holder the right to vote such shares, even if such shares have not vested. Because the selling stockholder may offer all or any portion of the shares listed in the table below, no estimate can be given as to the number of shares covered by this prospectus that will be held by the selling stockholder once the registration statement to which this prospectus relates ceases to be effective.

The amounts and percentages of common stock beneficially owned are reported on the basis of the regulations of the SEC governing the determination of beneficial ownership of securities. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of such security, or investment power, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities.

The following table shows beneficial ownership of our shares:

Beneficial Owner	Shares Beneficially Owned as of November 1, 2013		Number of Shares that may be Offered for Resale
	Number	%	Number	%
Halkos Holdings, LLC(1)	7,310,000	34.4	7,310,000	34.4
John H. Walker(2)	10,000	*	—	—
Robert T. Micchelli(2)	20,156	*	—	—
Kevin Bense(2)	1,137	*	—	—
Daniel B. Becker(2)(4)	5,469	*	—	—
Devin K. Denner(2)	7,031	*	—	—
John J. Wasz(2)	25,156	*	—	—
Scott B. Hamilton(2)	8,569	*	—	—
Paul Schwind(2)	3,593	*	—	—
Michael Psaros(2)(3)	7,310,000	34.4	7,310,000	34.4
Raquel Palmer(2)	—	*	—	—
David Shapiro(2)(3)	7,310,000	34.4	7,310,000	34.4
George Thanopoulos(2)	6,250	*	—	—
Ronald C. Whitaker(2)	6,250	*	—	—
Martin E. Welch, III(2)	6,250	*	—	—
David Burritt(2)	6,250	*	—	—
All directors and executive officers as a group	7,416,111	34.9	7,310,000	34.4

*	Represents beneficial ownership of less than one percent of shares outstanding.

(1)	The address of Halkos is 475 N. Martingale Road, Suite 1050, Schaumburg, IL 60173. The majority members of Halkos are the KPS Funds.
(2)	The address for each officer and director is c/o Global Brass and Copper Holdings, Inc., 475 Martingale Road, Suite 1050, Schaumburg, IL 60173.

(3)	KPS Special Situations Fund II, L.P., KPS Special Situations Fund II(A), L.P., KPS Special Situations Fund III, LP and KPS Special Situations Fund III(A), L.P. (collectively, the “KPS Funds”) are, collectively, majority members of Halkos. The KPS Funds that control Halkos are ultimately controlled by KPS Capital Partners, LLC, whose managing members, Messrs. Michael Psaros and David Shapiro, have investment and voting control over such KPS Funds and therefore Halkos. Messrs. Psaros and Shapiro disclaim beneficial ownership of the shares of Global Brass and Copper Holdings owned by Halkos. The address for the KPS Funds and KPS Capital Partners, LLC is 485 Lexington Avenue, 31st Floor, New York, NY 10017.

(4)	On September 9, 2013, Mr. Becker retired from his position, effective October 1, 2013. Mr. Becker continues to serve in an advisory role to our Chief Operating Officer, including assisting with the transition of the management of the A.J. Oster business to his successor, through December 31, 2013.

Relationship with Selling Stockholder

All of the shares sold in this offering will be sold by the selling stockholder. The selling stockholder is Halkos, an affiliate of KPS. For additional information with respect to the selling stockholder and its relationships with us please see “Certain Relationships and Related Party Transactions”.

DESCRIPTION OF CAPITAL STOCK

Capital Stock

The amended and restated certificate of incorporation of Global Brass and Copper Holdings authorizes the issuance of 80,000,000 shares of common stock, par value $0.01 per share, and 20,000,000 shares of preferred stock, par value $0.01 per share. As of November 1, 2013, 21,110,000 shares of common stock were issued and outstanding.

Summarized below are material provisions of Global Brass and Copper Holdings’ amended and restated certificate of incorporation and amended and restated bylaws, as well as relevant sections of the Delaware General Corporation Law (the “DGCL”). The following summary is qualified in its entirety by the provisions of Global Brass and Copper Holdings’ amended and restated certificate of incorporation and amended and restated bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part.

Common Stock

The holders of our common stock are entitled to one vote per share on all matters submitted to a vote of stockholders, including the election of directors. Generally, all matters to be voted on by stockholders must be approved by a majority of the votes entitled to be cast by the holders of our common stock present in person or represented by proxy, subject to any voting rights granted to holders of any preferred stock. An election of directors by our stockholders shall be determined by a plurality of the votes cast by the stockholders entitled to vote on the election. Holders of our common stock do not have any preemptive rights or cumulative voting rights, which means that the holders of a majority of the outstanding common stock voting for the election of directors can elect all directors then being elected. The holders of our common stock are entitled to receive dividends when, as, and if declared by the Board of Directors out of legally available funds. Upon the liquidation or dissolution of Global Brass and Copper Holdings, the holders of our common stock will be entitled to share ratably in those of Global Brass and Copper Holdings’ assets that are legally available for distribution to its stockholders after payment of liabilities and subject to the prior rights of any holders of preferred stock then outstanding. All of the outstanding shares of our common stock are fully paid and nonassessable. The rights, preferences and privileges of holders of our common stock are subject to the rights of the holders of shares of any series of preferred stock that may be issued in the future. The shares of our common stock are not subject to any redemption provisions and are not convertible into any other shares of our capital stock.

Preferred Stock

Under the terms of Global Brass and Copper Holdings’ amended and restated certificate of incorporation, Global Brass and Copper Holdings is authorized to issue up to 20,000,000 shares of preferred stock without further action by holders of our common stock. The Board of Directors is authorized, subject to limitations prescribed by Delaware law and Global Brass and Copper Holdings’ amended and restated certificate of incorporation, to determine the terms and conditions of the preferred stock, including whether the shares of preferred stock will be issued in one or more series, the number of shares to be included in each series and the powers, designations, preferences and rights of the shares. The Board of Directors is also authorized to designate any qualifications, limitations or restrictions on the shares without any further vote or action by the stockholders. The purpose of authorizing the Board of Directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The ability of the Board of Directors to issue preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could make it more difficult for a third party to acquire us, or could adversely affect the rights of holders of our common stock by restricting dividends on our common stock, diluting the voting power of our common stock, impairing the liquidation rights of our common stock or delaying or preventing a change in control without further action by the holders of our common stock. As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of our common stock.

Options

As of November 1, 2013, options to purchase a total of 107,895 shares of Global Brass and Copper Holdings’ common stock were outstanding, none of which will be eligible for exercise or sale immediately following the completion of this offering. Common stock may be subject to the granting of options under the equity incentive plan. See “Compensation Discussion and Analysis—Global Brass and Copper Holdings, Inc. 2013 Omnibus Equity Incentive Plan” and “Shares Eligible for Future Sale”.

Special Meetings of Stockholders

The amended and restated bylaws of Global Brass and Copper Holdings provide that special meetings of the stockholders may be called only by the Board of Directors or the chairman of the Board of Directors.

Anti-Takeover Provisions

Certain provisions in the amended and restated certificate of incorporation and amended and restated bylaws of Global Brass and Copper Holdings summarized below may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or other takeover attempt that a stockholder might consider to be in its best interests, including attempts that might result in a premium being paid over the market price for the shares of our common stock held by stockholders.

No Action by Written Consent of Stockholders and Special Meetings of Stockholders

The amended and restated certificate of incorporation and amended and restated bylaws of Global Brass and Copper Holdings provide that any action required or permitted to be taken by its stockholders must be taken at a duly called meeting of stockholders and not by written consent.

Authorized But Unissued Shares

The amended and restated certificate of incorporation of Global Brass and Copper Holdings contains provisions that permit the Board of Directors to issue, without any further vote or action by the stockholders, shares of preferred stock and common stock in one or more series and, with respect to each such series, to fix the number of shares constituting the series and the designation of the series, the voting rights (if any) of the shares of the series and, with respect to preferred stock, the powers, preferences and relative, participation, optional and other special rights, if any, and any qualifications, limitations or restrictions on the shares of such series. See “—Capital Stock—Preferred Stock”. The existence of authorized but unissued shares of our common stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Classified Board; Number of Directors

The amended and restated certificate of incorporation of Global Brass and Copper Holdings provides that the Board of Directors be divided into three classes of directors, with staggered three-year terms, with the classes to be as nearly equal in number as possible. Only one class of directors will be elected at each annual meeting of stockholders, with the other classes continuing for the remainder of their respective three-year terms. The amended and restated certificate of incorporation also provides that the number of directors on the Board of Directors may be fixed only by the majority of the Board of Directors, as described above in “Management—Board Structure—Composition”.

Removal of Directors; Vacancies

The stockholders of Global Brass and Copper Holdings can remove directors only for cause and only by the affirmative vote of the holders of a majority of the outstanding shares of its capital stock entitled to vote in the election of directors. Vacancies on the Board of Directors may be filled only by a majority of the Board of Directors.

No Cumulative Voting

The amended and restated certificate of incorporation of Global Brass and Copper Holdings provides that stockholders do not have the right to vote cumulatively in the election of directors.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

The amended and restated bylaws of Global Brass and Copper Holdings provide that stockholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of stockholders must provide timely notice of their proposal in writing to the corporate secretary.

Generally, to be timely, a stockholder’s notice must be received at our principal executive offices not less than 60 days nor more than 120 days prior to the first anniversary date of the previous year’s annual meeting. The amended and restated bylaws of Global Brass and Copper Holdings also specify requirements as to the form and content of a stockholder’s notice. These provisions may impede stockholders’ ability to bring matters before an annual meeting of stockholders or make nominations for directors at an annual meeting of stockholders.

Supermajority Voting Requirement for Amendment of Certificate of Incorporation

The amended and restated certificate of incorporation of Global Brass and Copper Holdings provides that it can be amended only with the affirmative vote of the holders of 66 2/3% of the shares of its capital stock then entitled to vote at a meeting of stockholders.

Supermajority Voting Requirement for Amendment of Bylaws

The amended and restated bylaws of Global Brass and Copper Holdings provide that they can be amended only with the affirmative vote of the holders of 66 2/3% of the shares of its capital stock then entitled to vote at a meeting of stockholders or by the vote of a majority of the Board of Directors.

All the above-described provisions of the amended and restated certificate of incorporation and amended and restated bylaws of Global Brass and Copper Holdings could discourage potential acquisition proposals and could delay or prevent a change in control. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the Board of Directors and in the policies formulated by the Board of Directors and to discourage certain types of transactions that may involve an actual or threatened change of control. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. These same provisions may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interest. In addition, such provisions could have the effect of discouraging others from making tender offers for shares of our common stock and, as a consequence, they also may inhibit fluctuations in the market price of our common stock that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in the management of Global Brass and Copper Holdings.

Section 203 of the DGCL

The amended and restated certificate of incorporation of Global Brass and Copper Holdings contains a provision to the effect that Global Brass and Copper Holdings is not subject to Section 203 of the Delaware General Corporation Law. Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination, such as a merger, with a person or group owning 15% or more of the corporation’s voting stock for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner.

While Global Brass and Copper Holdings is not subject to any anti-takeover effects of Section 203, its amended and restated certificate of incorporation contains provisions (the “203 Provisions”) that have the same effect as Section 203, except that they provide that KPS, investment funds affiliated with KPS and their respective affiliates and successors and transferees of any of them (the “Exempted Parties”) will not be deemed to be “interested stockholders,” regardless of the percentage of Global Brass and Copper Holdings voting stock owned by them, and accordingly will not be subject to such restrictions. The 203 Provisions in the amended and restated certificate of incorporation provide that Global Brass and Copper Holdings may not engage in a business combination with any interested stockholder for a period of three years following the time that such stockholder became an interested stockholder unless:

•

prior to such time the board of directors of Global Brass and Copper Holdings approved either the business combination or transaction which resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of Global Brass and Copper Holdings outstanding at the time the transaction commenced, excluding shares owned by persons who are directors and also officers and employee stock plans in which participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

at or subsequent to such time, the business combination is approved by the board of directors of Global Brass and Copper Holdings and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Under the 203 Provisions, an “interested stockholder” means any person (other than Global Brass and Copper Holdings and any Exempted Parties and any direct or indirect majority-owned subsidiary) who owns 15% or more of the outstanding voting stock of Global Brass and Copper Holdings or is an affiliate or associate of Global Brass and Copper Holdings and was the owner of 15% or more of the outstanding voting stock of Global Brass and Copper Holdings at any time within the three-year period immediately prior to the date of determination, and the affiliates and associates of such person.

Corporate Opportunities

The amended and restated certificate of incorporation of Global Brass and Copper Holdings provides that no officer or director of Global Brass and Copper Holdings who is also an officer, director, employee or other affiliate of KPS or an officer, director or employee of an affiliate of KPS will be liable to us or its stockholders for breach of any fiduciary duty by reason of the fact that any such individual directs a corporate opportunity to KPS or its affiliates instead of us, or does not communicate information regarding a corporate opportunity to us that such person or affiliate has directed to KPS or its affiliates. Similar provisions apply to the constituent documents of the various direct and indirect subsidiaries of Global Brass and Copper Holdings.

Limitation of Liability and Indemnification

The amended and restated certificate of incorporation of Global Brass and Copper Holdings provides that no director will be personally liable for monetary damages for breach of any fiduciary duty as a director, except with respect to liability:

•	for any breach of the director’s duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	under Section 174 of the DGCL (governing distributions to stockholders); or

•	for any transaction from which the director derived any improper personal benefit.

However, if the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of the directors of Global Brass and Copper Holdings will be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. The modification or repeal of this provision of the amended and restated certificate of incorporation of Global Brass and Copper Holdings will not adversely affect any right or protection of a director existing at the time of such modification or repeal.

The amended and restated certificate of incorporation of Global Brass and Copper Holdings provides that it will, to the fullest extent from time to time permitted by law, indemnify its directors and officers against all liabilities and expenses in any suit or proceeding, arising out of their status as an officer or director or their activities in these capacities. It will also indemnify any person who, at its request, is or was serving as a director, officer or employee of another corporation, partnership, joint venture, trust or other enterprise. It may, by action of the Board of Directors, provide indemnification to its employees and agents within the same scope and effect as the foregoing indemnification of directors and officers.

The right to be indemnified includes the right of an officer or a director to be paid expenses in advance of the final disposition of any proceeding, provided that, if required by law, Global Brass and Copper Holdings receives an undertaking to repay such amount if it will be determined that he or she is not entitled to be indemnified. The Board of Directors may take such action as it deems necessary to carry out these indemnification provisions, including adopting procedures for determining and enforcing indemnification rights and purchasing insurance policies. The Board of Directors may also adopt bylaws, resolutions or contracts implementing indemnification arrangements as may be permitted by law. Neither the amendment or repeal of these indemnification provisions, nor the adoption of any provision of its amended and restated certificate of incorporation inconsistent with these indemnification provisions, will eliminate or reduce any rights to indemnification relating to their status or any activities prior to such amendment, repeal or adoption. We believe these provisions will assist in attracting and retaining qualified individuals to serve as directors.

The amended and restated certificate of incorporation and amended and restated bylaws of Global Brass and Copper Holdings permit it to purchase and maintain insurance on behalf of its current and former directors, officers, employees or agents against any liability asserted against them and incurred by them in any such capacity or arising out of their status as such. It currently maintains liability insurance for its officers and directors.

Global Brass and Copper Holdings has entered into separate indemnification agreements with each of its directors and officers, which are broader than the specific indemnification provisions contained in the DGCL. These indemnification agreements require it, among other things, to indemnify its directors and officers against liabilities that may arise by reason of their status or service as directors or officers, other than liabilities arising from willful misconduct. These indemnification agreements also require it to advance any expenses incurred by the directors or officers as a result of any proceeding against them as to which they could be indemnified and to obtain directors’ and officers’ insurance, if available on reasonable terms. See “Certain Relationships and Related Party Transactions—Indemnification Agreements”.

The limitation of liability and indemnification provisions in the amended and restated certificate of incorporation and amended and restated bylaws of Global Brass and Copper Holdings may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders.

Currently, to our knowledge, there is no pending litigation or proceeding involving any of our directors, officers, employees or agents in which indemnification by us is sought, nor are we aware of any threatened litigation or proceeding that may result in a claim for indemnification.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted for our directors, officers and controlling persons under the foregoing provisions or otherwise, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC.

New York Stock Exchange Listing

Our shares of common stock are listed on the NYSE under the symbol “BRSS.”

DESCRIPTION OF CERTAIN INDEBTEDNESS

ABL Facility

In November 2007, we entered into the 2007 ABL Facility, and in August 2010, we entered into the 2010 ABL Facility, amending and restating the 2007 ABL Facility. On June 1, 2012, we entered into an amendment to the 2010 ABL Facility. See “Prospectus Summary—Recent Transactions—Amendment of the ABL Facility.”

Outstanding borrowings under the ABL Facility bear interest at a rate equal to either:

•	a base rate plus a margin between 2.0% and 2.5%, depending on excess availability levels, for base rate loans, or

•	LIBOR plus a margin of 3.0% to 3.5%, depending on excess availability levels for Eurodollar loans.

As of September 30, 2013, outstanding borrowings under the ABL Facility bore interest at a rate of 3.33% per year.

Global Brass and Copper Holdings is a guarantor of the ABL Facility and substantially all of its wholly owned domestic subsidiaries are borrowers under, or guarantors of, the ABL Facility. The ABL Facility is available on a revolving basis until its June 1, 2017 maturity date. Availability under the ABL Facility is based on a formula that is based on eligible inventory and eligible accounts receivable, subject to certain reserves and various adjustments. A portion of the funds available under the ABL Facility not in excess of $40.0 million is available for the issuance of letters of credit. As of September 30, 2013, maximum availability under the ABL Facility was $200.0 million, and remaining availability was $177.0 million, giving effect to $22.5 million of outstanding borrowings and to $0.5 million of outstanding letters of credit. In the event of increased commodity prices as indicated by the terms of the ABL Facility agreement, we may request, but the lenders are not obligated to, increase the maximum borrowings available up to $250.0 million. At any time, if the amount outstanding under the ABL Facility exceeds the maximum allowable borrowings, we are required to make a mandatory prepayment for the amount of the excess borrowings. The ABL Facility is secured by a first priority lien on accounts and inventory, and a second priority lien on all real estate, equipment and equity interests of the borrowers under, and guarantors of, the ABL Facility.

The agreement governing the ABL Facility restricts our ability to, among other things, incur indebtedness, grant liens, repurchase stock, pay cash dividends, make investments and acquisitions and sell assets, in each case subject to certain designated exceptions. In addition, the agreement governing the ABL Facility:

•	requires us to maintain excess availability of not less than $10.0 million for any two consecutive-day period each year;

•	requires us to maintain a minimum fixed charge coverage ratio of 1.1:1 if our average excess availability for the prior five days is less than 10% of the maximum availability; and

•	requires us to apply substantially all cash collections to reduce outstanding borrowings under the ABL Facility when certain trigger events have occurred.

The funds available under the ABL Facility may be used for working capital and for general corporate purposes. The ABL Facility contains customary event of default clauses and cross-default provisions with respect to our other outstanding indebtedness, including the Senior Secured Notes. Upon the occurrence of an event of default pursuant to the agreement governing the ABL Facility, lenders representing a majority of the commitments under the ABL Facility could require us to repay all outstanding borrowings under the ABL Facility, and during the continuance of an event of default we would not be able to make additional borrowings under the ABL Facility.

Senior Secured Notes

On June 1, 2012, Global Brass and Copper, Inc. issued $375.0 million in aggregate principal amount of 9.50% Senior Secured Notes due 2019. A portion of the net proceeds of the Senior Secured Notes was used in the Term Loan Refinancing. A portion of the net proceeds of the Senior Secured Notes was used to make the $160.0 million Parent Distribution to Halkos. The Senior Secured Notes are guaranteed by Global Brass and Copper Holdings, by substantially all of our existing 100%-owned U.S. subsidiaries and by any future Restricted Subsidiaries (as defined in the indenture governing the Senior Secured Notes) who guarantee or incur certain types of permitted debt under the indenture governing the Senior Secured Notes. The Senior Secured Notes are secured by a senior-priority security interest in the fixed assets of the Issuer and the guarantors (which secure the ABL Facility on a junior-priority basis) and by a junior-priority security interest in our accounts receivable and inventory of the Issuer and the guarantors (which secure the ABL Facility on a senior-priority basis).

The indenture governing the Senior Secured Notes contains covenants that limit Global Brass and Copper, Inc.’s ability and the ability of its Restricted Subsidiaries to, among other things, incur or guarantee additional debt or issue preferred stock, pay dividends, repurchase equity interests, repay subordinated indebtedness, make investments, create restrictions on the payment of dividends or other amounts to us from restricted subsidiaries, sell assets, including collateral, enter into transactions with affiliates, merge or consolidate with another person, sell or otherwise dispose of all or substantially all of our assets and create liens on our or the restricted subsidiaries’ assets to secure debt. We were in compliance with all covenants relating to the Senior Secured Notes as of September 30, 2013.

The Senior Secured Notes mature on June 1, 2019. Interest on the Senior Secured Notes accrues at the rate of 9.50% per annum and is payable semiannually in arrears on June 1 and December 1, commencing on December 1, 2012.

Global Brass and Copper, Inc. is required to offer to redeem the Senior Secured Notes at a purchase price of 101% of their principal amount (plus accrued and unpaid interest) upon the occurrence of certain change of control events. In addition, upon the completion of certain asset dispositions, Global Brass and Copper, Inc. may be required to offer to redeem the Senior Secured Notes at a purchase price of 100% of their principal amount (plus accrued and unpaid interest) if Global Brass and Copper, Inc. does not apply the proceeds of such asset dispositions in accordance with the indenture by certain specified deadlines.

Pursuant to a registration rights agreement governing the Senior Secured Notes, on October 7, 2013, Global Brass and Copper, Inc. completed the Exchange Offer to issue registered Senior Secured Notes (with substantially the same terms as the originally issued Senior Secured Notes) in exchange for the Senior Secured Notes. 100% of the outstanding Senior Secured Notes were tendered in the Exchange Offer and replaced with the new registered notes.

SHARES ELIGIBLE FOR FUTURE SALE

We cannot make any prediction as to the effect, if any, that sales of common stock or the availability of common stock for sale will have on the market price of our common stock. The market price of our common stock could decline because of the sale of a large number of shares of our common stock or the perception that such sales could occur. These factors could also make it more difficult to raise funds through future offerings of common stock. See “Risk Factors—Risks Related to an Investment in Our Common Stock and this Offering—Future sales of shares of our common stock in the public market could cause our stock price to fall significantly even if our business is profitable”.

Sale of Restricted Shares

Upon the completion of the offerings contemplated by this prospectus, we will have 21,110,000 shares of common stock outstanding, excluding 351,135 shares of common stock underlying outstanding equity awards. Of these shares, all of the shares sold in the offerings contemplated by this prospectus will be freely tradable after sale without restriction or further restriction under the Securities Act, except that any shares purchased by our affiliates, as that term is defined in Rule 144 under the Securities Act, may generally only be sold in compliance with the limitations of Rule 144 described below. As defined in Rule 144, an affiliate of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with the issuer. Currently, Halkos has not yet determined the number of shares of our common stock it will actually sell pursuant to this prospectus, nor has it determined the timing of any such sales. Subject to certain exceptions, Halkos may sell shares of common stock pursuant to this prospectus in such amounts as it may determine and at such times as it may determine while the registration statement to which this prospectus relates is effective. Assuming that all of the shares of common stock covered by this prospectus are sold to non-affiliates and excluding 351,135 shares of common stock underlying outstanding equity awards, none of our outstanding shares of common stock will be deemed “restricted securities,” as that term is defined under Rule 144, upon completion of the offerings contemplated by this prospectus. Restricted securities may be sold in the public market only if they qualify for an exemption from registration under Rule 144 or 701 under the Securities Act, which rules are summarized below, or any other applicable exemption under the Securities Act. It is possible that Halkos or other stockholders may enter into lockup agreements with underwriters in connection with underwritten offerings using this prospectus.

Rule 144

The availability of Rule 144 will vary depending on whether restricted securities are held by an affiliate or a non-affiliate. In general, under Rule 144, an affiliate who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of our common stock or the average weekly trading volume of our common stock reported through the NYSE during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us. The volume limitations, manner of sale and notice provisions described above will not apply to sales by non-affiliates. For purposes of Rule 144, a non-affiliate is any person or entity who is not our affiliate at the time of sale and has not been our affiliate during the preceding three months. A non-affiliate who has beneficially owned restricted securities for six months may rely on Rule 144 provided that certain public information regarding us is available. A non-affiliate who has beneficially owned the restricted securities proposed to be sold for at least one year will not be subject to any restrictions under Rule 144.

Rule 701

Securities issued in reliance on Rule 701 under the Securities Act are also restricted and may be sold by stockholders other than our affiliates subject only to the manner of sale provisions of Rule 144 and by affiliates under Rule 144 without compliance with its one year holding period requirement.

Options/Equity Awards

On May 24, 2013, we filed a registration statement under the Securities Act to register 1,111,053 shares of common stock reserved for issuance under our 2013 Plan. Immediately after the offering, there will be 107,895 options outstanding under our 2013 Plan to purchase a total of 107,895 shares of our common stock, of which no options will be immediately exercisable. Shares issued upon the exercise of stock options after the effective date of the registration statement will be eligible for resale in the public market without restriction, subject to Rule 144 limitations applicable to affiliates and lock-up agreements.

Registration Rights

On May 29, 2013 we entered into an investor rights agreement with the selling stockholder that provides the selling stockholder with registration rights with respect to the shares of our common stock it continued to hold following our IPO. This agreement does not provide for any maximum cash penalties nor any penalties connected with delays in registering our common stock. See “Certain Relationships and Related Party Transactions—Investor Rights Agreement” for additional information.

MATERIAL UNITED STATES FEDERAL INCOME TAX

CONSEQUENCES FOR NON-U.S. HOLDERS

The following is a discussion of the material U.S. Federal income tax consequences of the acquisition, ownership and disposition of common stock by Non-U.S. Holders (as defined below) that acquire common stock pursuant to this offering and that hold such shares as capital assets (generally, for investment). This discussion is not a complete analysis or listing of all of the possible tax consequences of such transactions and does not address all tax considerations that might be relevant to particular holders in light of their personal circumstances or to persons that are subject to special tax rules. In addition, this description of the material U.S. Federal income tax consequences does not address the tax treatment of special classes of Non-U.S. Holders, such as:

•	financial institutions

•	regulated investment companies

•	real estate investment trusts

•	tax-exempt entities

•	insurance companies

•	persons holding the shares as part of a hedging, integrated or conversion transaction, constructive sale or “straddle”

•	persons who acquired common stock through the exercise or cancellation of employee stock options or otherwise as compensation for their services

•	U.S. expatriates

•	persons subject to the alternative minimum tax

•	dealers or traders in securities or currencies.

This summary does not address estate and gift tax consequences (except to the extent specifically provided herein) or tax consequences under any state, local or foreign laws.

For purposes of this section, you are a “U.S. Holder” if you are: (1) an individual citizen of the United States or a resident alien of the United States as determined for U.S. Federal income tax purposes; (2) a corporation (or other entity treated as a corporation for U.S. Federal income tax purposes) created or organized under the laws of the United States or any state thereof or the District of Columbia; (3) an estate the income of which is subject to U.S. Federal income taxation regardless of its source; or (4) a trust (A) if a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons have authority to control all substantial decisions of the trust or (B) that has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

The term “Non-U.S. Holder” means any Holder of our common stock that is neither a U.S. Holder nor a partnership (including for this purpose any entity that is treated as a partnership for U.S. Federal income tax purposes).

If a partnership or other pass-through entity is a beneficial owner of our common stock, the tax treatment of a partner or other owner will generally depend upon the status of the partner (or other owner) and the activities of the entity. If you are a partner (or other owner) of a pass-through entity that acquires our common stock, you should consult your tax advisor regarding the tax consequences of acquiring, owning and disposing of our common stock.

The following discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), U.S. judicial decisions, administrative pronouncements and existing and proposed Treasury regulations, all as in effect as of the date hereof. All of the preceding authorities are subject to change, possibly with retroactive effect, which may result in U.S. Federal income tax consequences different from those discussed below. We have not requested, and will not request, a ruling from the U.S. Internal Revenue Service (the “IRS”) with respect to any of the U.S. Federal income tax consequences described below, and as a result there can be no assurance that the IRS will not disagree with or challenge any of the conclusions we have reached and describe herein.

The following discussion is for general information only and is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of our common stock and no opinion or representation with respect to the U.S. Federal income tax consequences to any such holder or prospective holder is made. Prospective purchasers are urged to consult their tax advisors as to the particular consequences to them under U.S. Federal, state and local, and applicable foreign tax laws of the acquisition, ownership and disposition of our common stock.

Distributions

Distributions of cash or property that we pay in respect of our common stock will constitute dividends for U.S. Federal income tax purposes to the extent paid from our current or accumulated earnings and profits (as determined under U.S. Federal income tax principles). Distributions of cash and property that constitute dividends for U.S. Federal income tax purposes generally will be subject to U.S. Federal withholding at a thirty percent (30%) rate unless a reduced rate is prescribed by an applicable income tax treaty. If the amount of the distribution exceeds our current and accumulated earnings and profits, such excess first will be treated as a return of capital to the extent of your tax basis in our common stock, and thereafter will be treated as capital gain. However, except to the extent that we elect (or the paying agent or other intermediary through which you hold your common stock elects) otherwise, we (or the intermediary) must generally withhold on the entire distribution, in which case you would be entitled to a refund from the IRS for the withholding tax on the portion of the distribution that exceeded our current and accumulated earnings and profits.

Subject to the discussion of FATCA below, in order to obtain a reduced rate of U.S. Federal withholding tax under an applicable income tax treaty, you will be required to provide a properly executed IRS Form W-8BEN (or successor form) certifying your entitlement to benefits under the treaty. If you are eligible for a reduced rate of U.S. Federal withholding tax under an income tax treaty, you may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the IRS. You are urged to consult your own tax advisor regarding your possible entitlement to benefits under an income tax treaty.

Sale, Exchange or Other Taxable Disposition of Common Stock

Subject to the discussion below concerning backup withholding and FATCA, you generally will not be subject to U.S. Federal income or withholding tax in respect of any gain on a sale, exchange or other disposition of our common stock unless:

•	the gain is U.S. trade or business income, in which case, such gain will be taxed as described in “U.S. Trade or Business Income,” below;

•

you are an individual who is present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met, in which case you will be subject to U.S. Federal income tax at a rate of 30% (or a reduced rate under an applicable tax treaty) on the amount by which certain capital gains allocable to U.S. sources exceed certain capital losses allocable to U.S. sources; or

•

we are or have been a “U.S. real property holding corporation” (a “USRPHC”) under section 897 of the Code at any time during the shorter of the five-year period ending on the date of the disposition and your holding period for the common stock, in which case, subject to the exception set forth in the second sentence of the next paragraph, such gain will be subject to U.S. Federal income tax in the same manner as U.S. trade or business income.

In general, a corporation is a USRPHC if the fair market value of its “U.S. real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. In the event that we are determined to be a USRPHC, gain will not be subject to tax as U.S. trade or business income if your holdings (direct and indirect) at all times during the applicable period constituted 5% or less of our common stock, provided that our common stock was regularly traded on an established securities market during such period. We believe that we are not currently, and we do not anticipate becoming in the future, a “U.S. real property holding corporation” for U.S. Federal income tax purposes.

U.S. Trade or Business Income

For purposes of this discussion, dividend income and gain on the sale, exchange or other taxable disposition of our common stock will be considered to be “U.S. trade or business income” if (A) such income or gain is (i) effectively connected with your conduct of a trade or business within the United States and (ii) if you are eligible for the benefits of an income tax treaty with the United States, attributable to a permanent establishment (or, if you are an individual, a fixed base) that you maintain in the United States or (B) we are or have been a USRPHC at any time during the shorter of the five-year period ending on the date of the disposition of your interest and your holding period for the common stock (subject to the exception set forth above in the second paragraph of “Sale, Exchange or Other Taxable Disposition of Common Stock)”. Generally, U.S. trade or business income is not subject to U.S. Federal withholding tax, provided that you comply with applicable certification and disclosure requirements, including providing a properly executed IRS Form W-8ECI (or successor form); instead, you are subject to U.S. Federal income tax on a net basis at regular U.S. Federal income tax rates (in the same manner as a U.S. person) on your U.S. trade or business income. If you are a corporation, any U.S. trade or business income that you receive may also be subject to a “branch profits tax” at a 30% rate, or at a lower rate prescribed by an applicable income tax treaty.

U.S. Federal Estate Tax

If you are an individual Non-U.S. Holder who is treated as the owner of or has made certain lifetime transfers of an interest in our common stock, you will be required to include the value thereof in your gross estate for U.S. Federal estate tax purposes, and you may be subject to U.S. Federal estate tax unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding Tax

We must annually report to the IRS and to each Non-U.S. Holder any dividend income that is subject to U.S. Federal withholding tax, or that is exempt from such withholding pursuant to an income tax treaty. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which a Non-U.S. Holder resides. Under certain circumstances, the Code imposes a backup withholding obligation on certain reportable payments. Dividends paid to you will generally be exempt from backup withholding if you provide a properly executed IRS Form W-8BEN (or successor form) or otherwise establish an exemption and we do not have actual knowledge or reason to know that you are a U.S. person or that the conditions of such other exemption are not, in fact, satisfied.

The payment of the proceeds from the disposition of our common stock to or through the U.S. office of any broker (U.S. or non-U.S.) will be subject to information reporting and possible backup withholding unless you certify as to your non-U.S. status under penalties of perjury or otherwise establish an exemption and the broker does not have actual knowledge or reason to know that you are a U.S. person or that the conditions of any other exemption are not, in fact, satisfied. The payment of proceeds from the disposition of our common stock to or through a non-U.S. office of a non-U.S. broker will not be subject to information reporting or backup withholding unless the non-U.S. broker has certain types of relationships with the United States (a “U.S. related financial intermediary”). In the case of the payment of proceeds from the disposition of our common stock to or through a non-U.S. office of a broker that is either a U.S. person or a U.S. related financial intermediary, the Treasury regulations require information reporting (but not backup withholding) on the payment unless the broker has documentary evidence in its files that the owner is a Non-U.S. Holder and the broker has no knowledge to the contrary. You are urged to consult your tax advisor on the application of information reporting and backup withholding in light of your particular circumstances.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to you will be refunded or credited against your U.S. Federal income tax liability, if any, provided that the required information is furnished to the IRS.

FATCA

Pursuant to Code provisions commonly referred to as “FATCA”, foreign financial institutions (which include most hedge funds, private equity funds, mutual funds, securitization vehicles and any other investment vehicles regardless of their size) must comply with certain information reporting rules with respect to their U.S. account holders and investors or be subject to a 30% withholding tax with respect to “withholdable payments”. For this purpose, withholdable payments are U.S.-source payments otherwise subject to nonresident withholding tax and also include the entire gross proceeds from the sale of any equity or debt instruments of U.S. issuers. FATCA withholding tax will apply even if the payment would otherwise not be subject to U.S. nonresident withholding tax (e.g., because it is capital gain treated as foreign source income under the Code). This withholding obligation goes into effect after June 30, 2014 for payments of dividends on common stock of U.S. corporations and on January 1, 2017 for payments of gross proceeds from dispositions of common stock of such corporations. Any intergovernmental agreement between the United States and an applicable foreign country, or future Treasury regulations, may modify the FATCA reporting rules and withholding obligations.

FATCA withholding will not apply to withholdable payments made directly to foreign governments, international organizations, and foreign central banks of issue, and Treasury is authorized to provide additional exceptions.

Non-U.S. Holders are urged to consult with their own tax advisors regarding the effect, if any, of the FATCA provisions to them based on their particular circumstances.

Medicare Surtax on Investment Income

Certain persons, including individuals that do not qualify as “nonresident aliens” within the meaning of Section 7701(b)(1)(B) of the Code, as well as certain estates and trusts, are required to pay a 3.8% Medicare surtax on “net investment income” including, among other things, dividends and net gain from disposition of property (other than property held in a trade or business). Non-U.S. Holders are urged to consult with their own tax advisors regarding the effect, if any, of this tax on their ownership and disposition of our common stock.

PLAN OF DISTRIBUTION

We are registering shares of our common stock covered by this prospectus to permit the selling stockholder to conduct public secondary sales of these shares from time to time after the date of this prospectus. We will not receive any of the proceeds of the sale of the shares of our common stock offered by this prospectus. The aggregate proceeds to the selling stockholder from the sale of the shares of our common stock will be the purchase price of the shares of our common stock less any discounts and commissions. We will not pay any brokers’ or underwriters’ discounts and commissions in connection with the registration and sale of the shares of our common stock covered by this prospectus. The selling stockholder reserves the right to accept and, together with their respective agents, underwriters or broker-dealers, to reject, any proposed purchases of shares of our common stock to be made directly or through such agents, underwriters or broker-dealers. If any pledgee, donee, transferee or other successor to the selling stockholder named in this prospectus wishes to sell under this prospectus, we will file a prospectus supplement identifying such successor as a selling stockholder.

The shares of our common stock offered by this prospectus may be sold from time to time to purchasers:

•	directly by the selling stockholder and its successors, which includes its donees, pledgees or transferees or its successors-in-interest, or

•

through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, commissions or agent’s commissions from the selling stockholder or the purchasers of the shares of our common stock. These discounts, concessions, or commissions may be in excess of those customary in the types of transaction involved.

The shares of our common stock may be sold in one or more transactions at:

•	fixed prices;

•	prevailing market prices at the time of sale;

•	prices related to such prevailing market prices;

•	varying prices determined at the time of sale; or

•	negotiated prices.

These sales may be effected in one or more transactions:

•	on any national securities exchange or quotation service on which the shares of our common stock may be listed or quoted at the time of sale, including the NYSE;

•	in the over-the-counter market;

•	in transactions otherwise than on such exchanges or services or in the over-the-counter market;

•

through the writing of options (including the issuance by the selling stockholder of derivative securities), whether the options or such other derivative securities are listed on an options exchange or otherwise;

•	through the settlement of short sales; or

•	through any combination of the foregoing.

These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade. In connection with the sales of the shares of our common stock, the selling stockholder may enter into hedging transactions with broker-dealers or other financial institutions that in turn may:

•	engage in short sales of the shares of our common stock in the course of hedging their positions;

•	sell the shares of our common stock short and deliver the shares of our common stock to close out short positions;

•	loan or pledge the shares of our common stock to broker-dealers or other financial institutions that in turn may sell the shares of our common stock;

•

enter into option or other transactions with broker-dealers or other financial institutions that require the delivery to the broker-dealer or other financial institution of the shares of our common stock, which the broker-dealer or other financial institution may resell under the prospectus; or

•	enter into transactions in which a broker-dealer makes purchases as a principal for resale for its own account or through other types of transactions.

A short sale of shares of our common stock by a broker-dealer, financial institution or selling stockholder would involve the sale of such shares of our common stock that are not owned, and therefore must be borrowed, in order to make delivery of the security in connection with such sale. In connection with a short sale of shares of our common stock, a broker-dealer, financial institution or selling stockholder may purchase shares on the open market to cover positions created by short sales. In determining the source of the shares of our common stock to close out such short positions, the broker-dealer, financial institution or selling stockholder may consider, among other things, the price of shares available for purchase in the open market.

At the time a particular offering of the shares is made, a prospectus supplement, if required, will be distributed, which will set forth the name of the selling stockholder, the aggregate amount of shares being offered and the terms of the offering, including, to the extent required, (1) the name or names of any underwriters, broker-dealers or agents, (2) any discounts, commissions and other terms constituting compensation from the selling stockholder and (3) any discounts, commissions or concessions allowed or reallowed to be paid to broker-dealers.

The shares of our common stock are listed on the NYSE under the symbol “BRSS.”

There can be no assurance that the selling stockholder will sell any or all of the shares of our common stock under this prospectus. Further, we cannot assure you that the selling stockholder will not transfer, devise or gift the shares of our common stock by other means not described in this prospectus. In addition, any shares of our common stock covered by this prospectus that qualify for sale under Rule 144 of the Securities Act may be sold under Rule 144 rather than under this prospectus. The shares of our common stock may be sold in some states only through registered or licensed brokers or dealers. In addition, in some states the shares of our common stock may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification is available and complied with.

The selling stockholder and any other person participating in the sale of the shares of our common stock will be subject to the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the shares of our common stock by the selling stockholder and any other person. In addition, Regulation M may restrict the ability of any person engaged in the distribution of the shares of our common stock to engage in market-making activities with respect to the particular shares of our common stock being distributed. This may affect the marketability of the shares of our common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of our common stock.

In the investor rights agreement described under “Certain Relationships and Related Party Transactions”, we have agreed to indemnify or provide contribution to the selling stockholder against certain liabilities, including certain liabilities under the Securities Act. In addition, we have agreed to pay half of the expenses incidental to the registration of the shares of our common stock to the public, including the payment of federal securities law and state blue sky registration fees, except that we will not bear any underwriting discounts or commissions or transfer taxes relating to the sale of shares of our common stock.

LEGAL MATTERS

Unless otherwise specified in the prospectus supplement accompanying this prospectus, Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York, will provide opinions regarding the authorization and validity of the common stock offered by this prospectus for us and the selling stockholder, and the underwriters will be represented by Cravath, Swaine & Moore LLP, New York, New York. Paul, Weiss, Rifkind, Wharton & Garrison LLP has represented KPS and its related parties from time to time in various matters.

EXPERTS

The consolidated financial statements of Global Brass and Copper Holdings, Inc. as of December 31, 2012 and 2011 and for each of the three years in the period ended December 31, 2012 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

AVAILABLE INFORMATION

We have filed with the SEC a registration statement on Form S-1 with respect to the common stock being sold pursuant to this prospectus. This prospectus constitutes a part of that registration statement. This prospectus does not contain all the information set forth in the registration statement and the exhibits and schedules to the registration statement because some parts have been omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and our common stock being sold pursuant to this prospectus, you should refer to the registration statement and the exhibits and schedules filed as part of the registration statement. Statements contained in this prospectus regarding the contents of any agreement, contract or other document referred to are not necessarily complete. Reference is made in each instance to the copy of the actual contract or other document filed as an exhibit to the registration statement. Each statement is qualified by reference to the exhibit. You may inspect a copy of the registration statement and its exhibits and schedules without charge at the SEC’s principal office in Washington, D.C. and at the SEC’s website referred to below. Copies of all or any part of the registration statement may be obtained after payment of fees prescribed by the SEC from the SEC’s Public Reference Room at the SEC’s principal office, at 100 F Street, N.E., Washington, D.C. 20549.

You may obtain information regarding the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, including a copy of the registration statement of which this prospectus constitutes a part and its exhibits and schedules, and other information regarding registrants that file electronically with the SEC. The SEC’s website address is www.sec.gov.

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Accordingly, we are required to file reports, including annual reports on Form 10-K, quarterly reports on 10-Q and other information with the SEC. The reports, statements and information filed by us with the SEC are not a part of this prospectus and our reference to such filings should not in any way be interpreted as incorporating them in this prospectus by reference.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Unaudited Financial Statements

Audited Financial Statements

Global Brass and Copper Holdings, Inc.

Consolidated Balance Sheets (Unaudited)

	As of
(In thousands, except share and par value data)	September 30, 2013	December 31, 2012
Assets
Current assets:
Cash	$18,088	$13,862
Accounts receivable (net of allowance of $1,506 and $1,408, respectively)	198,473	164,317
Inventories	208,778	174,378
Prepaid expenses and other current assets	26,591	12,141
Deferred income taxes	32,122	33,465
Income tax receivable, net	625	1,300

Total current assets	484,677	399,463
Property, plant and equipment, net	78,137	71,127
Investment in joint venture	2,184	2,972
Goodwill	4,399	4,399
Intangible assets, net	762	839
Deferred income taxes	5,736	6,138
Other noncurrent assets	16,620	17,755

Total assets	$592,515	$502,693

Liabilities and deficit
Current liabilities:
Accounts payable	$105,311	$81,577
Accrued liabilities	59,639	48,424
Accrued interest	12,448	3,287
Income tax payable	156	248

Total current liabilities	177,554	133,536
Long-term debt	397,500	389,522
Other noncurrent liabilities	26,312	27,436

Total liabilities	601,366	550,494

Commitments and contingencies (Note 13)	—	—
Global Brass and Copper Holdings, Inc. stockholders’ deficit:
Common stock—$.01 par value; 80,000,000 shares authorized; 21,110,000 shares issued and outstanding	211	211
Additional paid-in capital	30,260	—
Accumulated deficit	(43,948)	(48,153)
Accumulated other comprehensive income	761	1,466
Receivable from stockholder	—	(4,875)

Total Global Brass and Copper Holdings, Inc. stockholders’ deficit	(12,716)	(51,351)
Noncontrolling interest	3,865	3,550

Total deficit	(8,851)	(47,801)

Total liabilities and deficit	$592,515	$502,693

The accompanying notes are an integral part of these consolidated financial statements.

Global Brass and Copper Holdings, Inc.

Consolidated Statements of Operations (Unaudited)

	Nine Months Ended September 30,
(In thousands, except share and per share data)	2013	2012
Net sales	$1,345,678	$1,254,347
Cost of sales	1,201,815	1,112,875

Gross profit	143,863	141,472
Selling, general and administrative expenses (including non-cash profits interest expense of $29,271 and $19,517, respectively)	92,622	73,241

Operating income	51,241	68,231
Interest expense	29,938	29,894
Loss on extinguishment of debt	—	19,612
Other expense, net	256	172

Income before provision for income taxes and equity income	21,047	18,553
Provision for income taxes	17,762	13,996

Income before equity income	3,285	4,557
Equity income, net of tax	1,148	736

Net income	4,433	5,293
Less: Net income attributable to noncontrolling interest	228	273

Net income attributable to Global Brass and Copper Holdings, Inc.	$4,205	$5,020

Net income attributable to Global Brass and Copper Holdings, Inc. per common share:
Basic	$0.20	$0.24
Diluted	$0.20	$0.24
Weighted average common shares outstanding:
Basic	21,110,000	21,110,000
Diluted	21,134,169	21,110,000

The accompanying notes are an integral part of these consolidated financial statements.

Global Brass and Copper Holdings, Inc.

Consolidated Statements of Comprehensive Income (Unaudited)

	Nine Months Ended September 30,
(In thousands)	2013	2012
Net income	$4,433	$5,293
Other comprehensive loss:
Foreign currency translation adjustment	(1,095)	(199)
Less: Income tax benefit on other comprehensive loss	(477)	(69)

Comprehensive income	3,815	5,163
Less: Comprehensive income attributable to noncontrolling interest	315	273

Comprehensive income attributable to Global Brass and Copper Holdings, Inc.	$3,500	$4,890

The accompanying notes are an integral part of these consolidated financial statements.

Global Brass and Copper Holdings, Inc.

Consolidated Statements of Changes in (Deficit) / Equity (Unaudited)

(In thousands)	Common stock	Additional paid-in capital	(Accumulated deficit) / Retained earnings	Accumulated other comprehensive income	Receivable from stockholder	Total Global Brass and Copper Holdings, Inc. stockholders’ (deficit) /equity	Noncontrolling interest	Total (deficit) / equity
Balance at December 31, 2011	$211	$11,091	$68,718	$1,923	$(2,451)	79,492	$3,168	$82,660
Profits interest compensation	—	19,517	—	—	—	19,517	—	19,517
Distribution to stockholder	—	(30,608)	(129,392)	—	—	(160,000)	—	(160,000)
Amounts due from stockholder	—	—	—	—	(2,398)	(2,398)	—	(2,398)
Net income	—	—	5,020	—	—	5,020	273	5,293
Other comprehensive loss, net of tax	—	—	—	(130)	—	(130)	—	(130)

Balance at September 30, 2012	$211	$—	$(55,654)	$1,793	$(4,849)	$(58,499)	$3,441	$(55,058)

(In thousands)	Common stock	Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive income	Receivable from stockholder	Total Global Brass and Copper Holdings, Inc. stockholders’ deficit	Noncontrolling interest	Total deficit
Balance at December 31, 2012	$211	$—	$(48,153)	$1,466	$(4,875)	$(51,351)	$3,550	$(47,801)
Profits interest compensation	—	29,271	—	—	—	29,271	—	29,271
Share-based compensation	—	989	—	—	—	989	—	989
Payment from stockholder	—	—	—	—	4,875	4,875	—	4,875
Net income	—	—	4,205	—	—	4,205	228	4,433
Other comprehensive (loss) income, net of tax	—	—	—	(705)	—	(705)	87	(618)

Balance at September 30, 2013	$211	$30,260	$(43,948)	$761	$—	$(12,716)	$3,865	$(8,851)

Global Brass and Copper Holdings, Inc.

Consolidated Statements of Cash Flows (Unaudited)

	Nine Months Ended September 30,
(In thousands)	2013	2012
Cash flows from operating activities
Net income	$4,433	$5,293
Adjustments to reconcile net income to net cash provided by operating activities:
Lower of cost or market adjustment to inventory	318	302
Mark to market on commodity contracts	1,062	(1,473)
Mark to market on interest rate cap agreements	1	156
Depreciation	6,023	4,805
Amortization of intangible assets	78	86
Amortization of debt discount and issuance costs	1,857	3,961
Loss on extinguishment of debt	—	19,612
Profits interest compensation expense	29,271	19,517
Share-based compensation expense	989	—
Provision for bad debts, net of reductions	73	(627)
Deferred income taxes	691	2,273
Loss (gain) on sale of property, plant and equipment	3	(9)
Equity income, net of tax	(1,148)	(736)
Distributions from equity method investment	452	500
Change in assets and liabilities:
Accounts receivable	(33,959)	(48,917)
Inventories	(34,610)	1,343
Prepaid expenses and other current assets	(14,988)	5,440
Accounts payable	23,893	30,787
Accrued liabilities	10,676	12,083
Accrued interest	9,160	8,127
Income taxes, net	574	2,702
Other, net	(317)	(6,973)

Net cash provided by operating activities	4,532	58,252

Cash flows from investing activities
Capital expenditures	(13,205)	(11,360)
Proceeds from sale of property, plant and equipment	174	25

Net cash used in investing activities	(13,031)	(11,335)
Cash flows from financing activities
Deferred financing fees	—	(12,981)
Proceeds from senior secured notes	—	375,000
Payments on term loan	—	(310,875)
Borrowings on ABL Facility	337,236	142,400
Payments on ABL Facility	(329,258)	(113,900)
Distribution to stockholder	—	(160,000)
Net payment (amounts due) from stockholder	4,875	(2,398)

Net cash provided by (used in) financing activities	12,853	(82,754)
Effect of foreign currency exchange rates	(128)	(682)

Net increase (decrease) in cash	4,226	(36,519)
Cash at beginning of period	13,862	49,537

Cash at end of period	$18,088	$13,018

Global Brass and Copper Holdings, Inc.

Notes to Consolidated Financial Statements (Unaudited)

(All amounts in thousands, except share and per share data)

1.	Basis of Presentation and Principles of Consolidation

Global Brass and Copper Holdings, Inc. (“Holdings” or the “Company”) was incorporated in Delaware, on October 10, 2007. Holdings, through its wholly-owned principal operating subsidiary, Global Brass and Copper, Inc. (“GBC”), commenced commercial operations on November 19, 2007 through the acquisition of the metals business from Olin Corporation. GBC is a leading, value-added converter, fabricator, distributor and processor of specialized copper and brass products in North America. On May 29, 2013, the Company completed its initial public offering of 8,050,000 shares of its common stock (the “initial public offering” or “IPO”). The shares began trading on the New York Stock Exchange on May 23, 2013 under the ticker symbol “BRSS”. Halkos Holdings, LLC (“Halkos”), the sole stockholder of the Company prior to the IPO, sold all of the shares in the initial public offering and received all of the net proceeds from the offering. After giving effect to the IPO, Halkos beneficially owned approximately 61.5% of the outstanding common stock of the Company. Halkos’s beneficial ownership percentage remained approximately the same as of September 30, 2013. On October 1, 2013, the Company completed its follow-on public offering of 5,750,000 shares of its common stock (the “follow-on public offering”). Halkos sold all of the shares in the follow-on public offering and received all of the net proceeds from the offering. After giving effect to the follow-on public offering, Halkos beneficially owns approximately 34.4% of the outstanding common stock of the Company. KPS Capital Partners, L.P. and its affiliates (“KPS”) are the majority shareholders of Halkos.

The Company is operated and managed through three distinct divisions which are also the Company’s reportable segments: Olin Brass, Chase Brass (“Chase”) and A.J. Oster (“Oster”).

These consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries and its majority-owned subsidiaries in which the Company has a controlling interest. All significant intercompany accounts and transactions relative to wholly- and majority-owned subsidiaries have been eliminated. The equity method is used to account for investments in affiliated companies, that are 20% to 50% owned where the Company does not hold a controlling voting interest and does not direct the matters that most significantly impact the investee’s operations.

The accompanying unaudited interim financial statements include all normal recurring adjustments which are, in the opinion of management, necessary to a fair statement of the results for the interim periods presented. The December 31, 2012 consolidated balance sheet data was derived from audited financial statements, but does not include all disclosures required by accounting principles generally accepted in the United States of America (“U.S. GAAP”). Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with U.S. GAAP have been condensed or omitted.

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. In addition, it requires management to make estimates and assumptions that affect the reported amount of net sales and expenses during the reporting periods. Actual amounts could differ from those estimates.

Results of operations for the interim periods presented are not necessarily indicative of results which may be expected for any other interim period or for the year as a whole. There have been no significant changes to the Company’s significant accounting policies during the nine months

Global Brass and Copper Holdings, Inc.

Notes to Consolidated Financial Statements (Unaudited)

(All amounts in thousands, except share and per share data)

ended September 30, 2013. These interim financial statements should be read in conjunction with the December 31, 2012 audited financial statements of the Company.

Revision of Prior Period Financial Statements

During 2012, the Company identified immaterial errors in previously issued consolidated financial statements related to the three and nine months ended September 30, 2012, which were corrected in the period identified, including:

1.	An error in the accounting for raw material in-transit was identified, which resulted in an overstatement of cost of sales of $811 and $423 for the three months and nine months ended September 30, 2012, respectively.

2.	Duplicate accruals for the receipt of raw material were identified, which resulted in an understatement of cost of sales of $1,396 and $389 for the three and nine months ended September 30, 2012, respectively.

The Company assessed the materiality of all errors, individually and in the aggregate, on previously issued consolidated financial statements and concluded that the errors were not material to any of the Company’s previously issued financial statements.

A summary of the revisions to the consolidated financial statements as of September 30, 2012 and for the three and nine months ended September 30, 2012 is as follows:

	As Previously Reported	Adjustment	As Revised
Consolidated Statement of Operations
	Three Months Ended September 30, 2012
Cost of sales	$348,995	$585	$349,580
Gross profit	44,982	(585)	44,397
Operating income	27,629	(585)	27,044
Income before provision for income taxes and equity income	18,230	(585)	17,645
Provision for income taxes	6,670	99	6,769
Income before equity income	11,560	(684)	10,876
Net income	11,821	(684)	11,137
Net income attributable to Global Brass and Copper Holdings, Inc.	11,716	(684)	11,032
Net income attributable to Global Brass and Copper Holdings, Inc. per common share:
Basic	$0.55	$(0.03)	$0.52

Global Brass and Copper Holdings, Inc.

Notes to Consolidated Financial Statements (Unaudited)

(All amounts in thousands, except share and per share data)

	As Previously Reported	Adjustment	As Revised
Consolidated Statement of Operations
	Nine Months Ended September 30, 2012
Cost of sales	$1,112,909	$(34)	$1,112,875
Gross profit	141,438	34	141,472
Operating income	68,197	34	68,231
Income before provision for income taxes and equity income	18,519	34	18,553
Provision for income taxes	13,891	105	13,996
Income before equity income	4,628	(71)	4,557
Net income	5,364	(71)	5,293
Net income attributable to Global Brass and Copper Holdings, Inc.	5,091	(71)	5,020
Net income attributable to Global Brass and Copper Holdings, Inc. per common share:
Basic	$0.24	$—	$0.24
Consolidated Statement of Comprehensive Income
	Three Months Ended September 30, 2012
Net income	$11,821	$(684)	$11,137
Comprehensive income	11,814	(684)	11,130
Comprehensive income attributable to Global Brass and Copper Holdings, Inc.	11,731	(684)	11,047
Consolidated Statement of Comprehensive Income
	Nine Months Ended September 30, 2012
Net income	$5,364	$(71)	$5,293
Comprehensive income	5,234	(71)	5,163
Comprehensive income attributable to Global Brass and Copper Holdings, Inc.	4,961	(71)	4,890
Consolidated Statement of Changes in Deficit
	Nine Months Ended September 30, 2012
Net income	$5,364	$(71)	$5,293
Net income attributable to Global Brass and Copper Holdings, Inc.	5,091	(71)	5,020
Accumulated deficit—Balance, September 30, 2012	(56,083)	429	(55,654)
Total Global Brass and Copper Holdings, Inc. stockholders’ deficit—Balance, September 30, 2012	(58,928)	429	(58,499)
Total deficit—Balance, September 30, 2012	(55,487)	429	(55,058)

Recently Issued and Recently Adopted Accounting Pronouncements

In February 2013, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2013-02, Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income. This guidance requires entities to provide disclosures about items that are required by U.S. GAAP to be reclassified from accumulated other comprehensive income (“AOCI”) to net income in their entirety in the same reporting period. The disclosure includes the amount of the reclassification and identifies the line item on the statement where net income is presented that is affected by the reclassification. For other items reclassified from AOCI, the

Global Brass and Copper Holdings, Inc.

Notes to Consolidated Financial Statements (Unaudited)

(All amounts in thousands, except share and per share data)

disclosure cross-references to other disclosures where additional details about their effects are disclosed. This guidance is effective for reporting periods beginning after December 15, 2012. The adoption of this guidance in the first quarter of 2013 did not have a material effect on the Company’s consolidated financial statements and disclosures.

In December 2011, the FASB issued ASU 2011-11, Disclosures about Offsetting Assets and Liabilities. This guidance requires entities to disclose both gross and net information about both instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting arrangement. This guidance does not amend existing guidance on when it is appropriate to offset. In January 2013, the FASB issued ASU 2013-01, Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities, which limits the scope of ASU 2011-11 to derivatives, repurchase agreements and reverse repurchase agreements, and securities borrowing and lending arrangements. The guidance is effective for annual periods beginning January 1, 2013 and interim periods within those annual periods. The Company adopted this guidance in the first quarter of 2013 and has included the required disclosures in note 10, “Derivative Contracts”.

2.	Inventories

The Company’s inventories were as follows:

	As of
	September 30, 2013	December 31, 2012
Raw materials and supplies	$34,646	$37,766
Work-in-process	99,119	69,286
Finished goods	75,013	67,326

Total inventories	$208,778	$174,378

Inventories include costs attributable to direct labor and manufacturing overhead but are primarily comprised of raw material costs. The material component of inventories that is valued on a last-in, first-out (“LIFO”) basis comprises approximately 73% and 70% of total inventory at September 30, 2013 and December 31, 2012, respectively. Other manufactured inventories, including the non-material components and certain non-U.S. inventories, are valued on a first-in, first-out (“FIFO”) basis. During the nine months ended September 30, 2013, the Company reduced the recorded value of inventory by $318. This non-cash, lower of cost or market adjustment was recorded in cost of sales in the accompanying consolidated statement of operations for the nine months ended September 30, 2013.

If all inventories had been valued at period-end market values, inventories would have been approximately $331,213 and $319,282 at September 30, 2013 and December 31, 2012, respectively.

Global Brass and Copper Holdings, Inc.

Notes to Consolidated Financial Statements (Unaudited)

(All amounts in thousands, except share and per share data)

3.	Prepaid Expenses and Other Current Assets

The Company’s prepaid expenses and other current assets were as follows:

	As of
	September 30, 2013	December 31, 2012
Collateral on deposit—commodity derivative contracts	$1,861	$767
Commodity derivative contracts	5	548
Deferred expense	13,018	—
Loss fund payments—workers’ compensation	6,466	6,968
Prepaid insurance	1,705	1,261
Prepaid tooling	1,926	764
Other	1,610	1,833

Total prepaid expenses and other current assets	$26,591	$12,141

4.	Goodwill

On January 31, 2008, the Company, through its Chase reportable segment, acquired certain assets of the brass business of Bolton Metals Product Company (“Bolton”). As of September 30, 2013 and December 31, 2012, the carrying value of goodwill was $4,399. All goodwill is assigned to Chase, which is the Company’s applicable reporting unit for purposes of testing goodwill impairment. The Bolton acquisition is treated as an asset acquisition for tax purposes. As of September 30, 2013, $1,973 of goodwill is expected to be deductible for tax purposes.

5.	Investment in Joint Venture

The Company owns a 50% interest in Dowa—Olin Metal Corporation (“Dowa”), a joint venture based in Japan. The Company accounts for Dowa under the equity method of accounting. Due to the timing of the receipt of available financial information, the results of Dowa are recorded on a one-month lag basis.

In November 2007, the equity investment in Dowa, which was purchased as part of the metals business acquired from Olin Corporation, was recorded at a carrying value of zero as a result of the bargain purchase event recognized under the purchase method of accounting for the acquisition, creating a negative basis difference of $9,416. Based on management’s estimate as to the underlying commercial utility of the alloys that Dowa manufactured and sold at the date of acquisition, the negative basis difference is being accreted on a straight-line basis over a 13-year period as an increase to equity earnings. Accretion of the negative basis difference of $543 was reflected in equity income, net of tax in the accompanying consolidated statements of operations for each of the nine months ended September 30, 2013 and 2012. At September 30, 2013 and December 31, 2012, the remaining negative basis difference was $5,192 and $5,735, respectively.

During the nine months ended September 30, 2013 and 2012, the Company received cash dividends from Dowa of $452 and $500, respectively, which were recorded as a reduction in the

Global Brass and Copper Holdings, Inc.

Notes to Consolidated Financial Statements (Unaudited)

(All amounts in thousands, except share and per share data)

Company’s investment in Dowa. During the nine months ended September 30, 2013 and 2012, the Company recorded equity income, net of tax of $1,148 and $736, respectively, including $543 of accretion of the negative basis difference in each period. The undistributed earnings of Dowa in GBC’s retained earnings as of September 30, 2013 and December 31, 2012 totaled $758 and $62, respectively.

6.	Other Noncurrent Assets

Other noncurrent assets consisted of the following:

	As of
	September 30, 2013	December 31, 2012
Deferred financing fees, net	$15,225	$17,082
Utility and other deposits	1,395	668
Interest rate cap agreements	—	1
Other	—	4

Total other noncurrent assets	$16,620	$17,755

7.	Accrued Liabilities

Accrued liabilities consisted of the following:

	As of
	September 30, 2013	December 31, 2012
Personnel expense	$20,685	$20,872
Workers’ compensation	14,383	15,754
Deferred revenue	13,018	—
Professional fees	1,826	2,145
Insurance	2,358	2,253
Utilities	1,877	1,844
Taxes	1,371	1,745
Tooling	737	686
Commodity derivative contracts	357	—
Other	3,027	3,125

Total accrued liabilities	$59,639	$48,424

Global Brass and Copper Holdings, Inc.

Notes to Consolidated Financial Statements (Unaudited)

(All amounts in thousands, except share and per share data)

8.	Financing

Long-term debt consisted of the following:

	As of
	September 30, 2013	December 31, 2012
ABL Facility	$22,500	$14,522
Senior Secured Notes	375,000	375,000

Total long-term debt	$397,500	$389,522

Senior Secured Notes

On June 1, 2012, GBC issued $375,000 in aggregate principal amount of 9.50% Senior Secured Notes due 2019 (the “Senior Secured Notes”), which are guaranteed by Holdings. The Senior Secured Notes mature on June 1, 2019. Interest on the Senior Secured Notes accrues at the rate of 9.50% per annum and is payable semiannually in arrears on June 1 and December 1, commencing on December 1, 2012.

The credit agreement governing the ABL Facility (hereinafter defined) and the indenture governing the Senior Secured Notes (the “Indenture”) limit the ability of GBC and its subsidiaries to dividend or distribute cash to Holdings and to its equityholders, although ordinary course dividends and distributions to meet the limited holding company expenses and related obligations at Holdings of up to $5 million per year are permitted under those agreements. Under the terms of the Indenture, GBC is also permitted to dividend or distribute to Holdings and its equityholders up to 50% of its “Consolidated Net Income” (as such term is used in the Indenture) from April 1, 2012 to the end of GBC’s most recently ended fiscal quarter. As of September 30, 2013, all of the net assets of the subsidiaries are restricted except for $34,957, which are permitted for dividend distributions under the Indenture. As of September 30, 2013, GBC was in compliance with all of its covenants relating to the Senior Secured Notes.

Pursuant to a registration rights agreement, on October 7, 2013, GBC completed an exchange offer to issue registered new notes (with substantially the same terms as the Senior Secured Notes) in exchange for the Senior Secured Notes that GBC issued in a private offering on June 1, 2012.

ABL Facility

Concurrent with the issuance of the Senior Secured Notes in 2012, the Company amended the agreement governing its asset-based revolving loan facility (the “ABL Facility”).

The unused portion of the ABL Facility was $177,000 and $184,978 as of September 30, 2013 and December 31, 2012, respectively. As of September 30, 2013 and December 31, 2012, amounts outstanding under the ABL Facility accrued interest at a rate of 3.33% and 4.50%, respectively.

The ABL Facility has an expiration date of June 1, 2017 and contains various debt covenants to which the Company is subject on an ongoing basis. As of September 30, 2013, the Company was in compliance with all of its covenants under the ABL Facility.

Global Brass and Copper Holdings, Inc.

Notes to Consolidated Financial Statements (Unaudited)

(All amounts in thousands, except share and per share data)

9.	Income Taxes

The effective income tax rate, which is provision for income taxes as a percentage of income before provision for income taxes and equity income, differs from the amount determined by applying the applicable U.S. statutory federal income tax rate to pretax results primarily as a result of the following:

	Nine Months Ended September 30,
	2013	2012
Statutory provision rate	35.0%	35.0%
Permanent differences and other items
State tax provision	7.9%	3.6%
Section 199 manufacturing credit	(6.9%)	(2.8%)
Return to provision adjustments / Uncertain tax positions	(1.4%)	(3.1%)
Non-deductible non-cash compensation	48.7%	41.2%
Other	1.1%	1.5%

Effective income tax rate	84.4%	75.4%

The “Non-deductible non-cash compensation” expense as described further in note 14, “Profits Interest Awards,” is not deductible in the Company’s tax returns and has been reflected as a permanent difference in the effective tax rate reconciliations above.

As of September 30, 2013 and December 31, 2012, the Company had $25,841 and $27,401 respectively, of unrecognized tax benefits, none of which would impact the effective tax rate, if recognized. Estimated interest and penalties expense related to the underpayment of income taxes were $29 for nine months ended September 30, 2013. During the nine months ended September 30, 2012, the Company revised its estimate of interest and penalties expense related to the underpayment of income taxes, which resulted in a $138 reduction of the accrual. Estimated interest and penalties expense are classified as a component of income tax expense in the accompanying consolidated statements of operations. Accrued interest and penalties as of September 30, 2013 and December 31, 2012 were $64 and $35, respectively, inclusive of the estimated interest and penalties mentioned above. The Company’s liability for uncertain tax positions of $25,905 and $27,436 at September 30, 2013 and December 31, 2012, respectively, are presented in other noncurrent liabilities.

The Company is subject to income taxation in several jurisdictions around the world. Management believes that an adequate provision has been made for any adjustments that may result from tax examinations. However, the outcome of tax audits cannot be predicted with certainty. If any issues addressed in the Company’s tax audits are resolved in a manner not consistent with management’s expectations, the Company could be required to adjust its provision for income tax in the period such resolution occurs. Although timing of the resolution and/or closure of audits is not certain, the Company believes it has adequately reserved for any potential tax exposures at September 30, 2013. The Internal Revenue Service completed its examination of the Corporation’s income tax returns through the period ended December 31, 2010. The Company’s U.S. federal returns for the period ended December 31, 2011 and all subsequent periods remain open for audit. The majority of state returns for the period ended September 30, 2010 and all subsequent periods remain open for audit.

Global Brass and Copper Holdings, Inc.

Notes to Consolidated Financial Statements (Unaudited)

(All amounts in thousands, except share and per share data)

10.	Derivative Contracts

The Company maintains a metal, natural gas and electricity pricing risk-management strategy that uses commodity derivative contracts to minimize significant, unanticipated gains or losses that may arise from volatility of the commodity indices.

The Company’s commodity derivative contracts consist of delivery contracts matched in quantity, price and maturity to firm price sales orders in order to protect sales margins from metal price fluctuations between the firm price sale order date and shipment date.

The prices of natural gas and electricity can be particularly volatile. The Company attempts to mitigate short-term volatility in natural gas and electricity costs through the use of derivatives contracts in an effort to offset the effect of increasing costs.

The Company also utilized interest rate cap agreements in compliance with the requirement under its prior senior secured term loan credit facility (the “Term Loan Facility”) to provide that at least 50% of the Term Loan Facility be subject to a fixed rate or interest rate protection for a period of not less than three years. These interest rate cap agreements were not designated as an accounting hedge and changes in the fair value of the interest rate cap agreements have been recorded as non-cash interest expense. The agreements expired in August 2013.

By using derivative contracts to limit exposures to fluctuations in metal, natural gas and electricity prices and interest rate movements, the Company exposes itself to credit risk and market risk. Credit risk is the risk that the counterparty might fail to fulfill its performance obligations under the terms of the derivative contract. Market risk is the risk that the value of a derivative instrument might be adversely affected by a change in commodity price or interest rates. The Company manages the market risk associated with derivative contracts by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken.

The Company manages credit risk associated with derivative contracts by only executing derivative instruments with counterparties with investment-grade credit ratings. The amount of such credit risk is limited to the fair value of the derivative contract plus the unpaid portion of amounts due to the Company pursuant to terms of the derivative contracts, if any. If a downgrade in the credit rating of these counterparties occurs, management believes that this exposure is mitigated by provisions in the derivative arrangements which allow for the legal right of offset of any amounts due to the Company from the counterparties with any amounts payable to the counterparties by the Company.

Global Brass and Copper Holdings, Inc.

Notes to Consolidated Financial Statements (Unaudited)

(All amounts in thousands, except share and per share data)

The fair values of derivative contracts in the consolidated balance sheet include the impact of netting derivative assets and liabilities when a legally enforceable master netting arrangement exists. The following tables summarize the gross amounts of recognized derivative assets and liabilities, the net amounts presented in the consolidated balance sheet, and the net amounts after deducting collateral that has been deposited with counterparties:

	As of September 30, 2013
				Amounts Not Offset in the Consolidated Balance Sheet
	Gross Amounts of Recognized Assets	Gross Amounts Offset in Consolidated Balance Sheet	Net Amounts of Assets Presented in Consolidated Balance Sheet	Financial Instruments	Cash Collateral Received	Net Amount
Open metal contracts	$722	$(722)	$—	$—	$—	$—
(361 contracts)
Open electricity contracts	56	(51)	5	—	—	5
(10 contracts)

Total	$778	$(773)	$5	$—	$—	$5

Consolidated balance sheet location:
Prepaid expenses and other current assets		$5

Total		$5

				Amounts Not Offset in the Consolidated Balance Sheet
	Gross Amounts of Recognized Liabilities	Gross Amounts Offset in Consolidated Balance Sheet	Net Amounts of Liabilities Presented in Consolidated Balance Sheet	Financial Instruments	Cash Collateral Deposited	Net Amount
Open metal contracts	$1,074	$(722)	$352	$—	$352	$—
(406 contracts)
Open natural gas contracts	5	—	5	—	5	—
(4 contracts)
Open electricity contracts	51	(51)	—	—	—	—
(14 contract)

Total	$1,130	$(773)	$357	$—	$357	$—

Consolidated balance sheet location:
Accrued liabilities		$357

Total		$357

Global Brass and Copper Holdings, Inc.

Notes to Consolidated Financial Statements (Unaudited)

(All amounts in thousands, except share and per share data)

Not included in the above table is $1,504 of collateral included in prepaid expenses and other current assets, which is because collateral is limited to the net amounts of assets or liabilities presented in the consolidated balance sheet.

	As of December 31, 2012
				Amounts Not Offset in the Consolidated Balance Sheet
	Gross Amounts of Recognized Assets	Gross Amounts Offset in Consolidated Balance Sheet	Net Amounts of Assets Presented in Consolidated Balance Sheet	Financial Instruments	Cash Collateral Received	Net Amount
Open metals contracts (208 contracts)	$603	$(224)	$379	$—	$—	$379
Open natural gas contracts (6 contracts)	2	—	2	—	—	2
Open electricity contracts (17 contracts)	169	(2)	167	—	—	167
Interest rate cap agreements (2 contracts)	1	—	1	—	—	1

Total	$775	$(226)	$549	$—	$—	$549

Consolidated balance sheet location:
Prepaid expenses and other current assets		$548
Other noncurrent assets		1

Total		$549

				Amounts Not Offset in the Consolidated Balance Sheet
	Gross Amounts of Recognized Liabilities	Gross Amounts Offset in Consolidated Balance Sheet	Net Amounts of Liabilities Presented in Consolidated Balance Sheet	Financial Instruments	Cash Collateral Deposited	Net Amount
Open metals contracts	$224	$(224)	$—	$—	$—	$—
(85 contracts)
Open electricity contracts	2	(2)	—	—	—	—
(1 contract)

Total	$226	$(226)	$—	$—	$—	$—

Global Brass and Copper Holdings, Inc.

Notes to Consolidated Financial Statements (Unaudited)

(All amounts in thousands, except share and per share data)

Not included in the above table is $767 of collateral included in prepaid expenses and other current assets, which is because collateral is limited to the net amounts of assets or liabilities presented in the consolidated balance sheet.

The following table summarizes the effects of derivative contracts in the consolidated statements of operations:

	Nine Months Ended September 30,
	2013	2012
Cost of sales
Realized and unrealized (loss) gain—metal contracts	$(143)	$614
Realized and unrealized (loss) gain—natural gas contracts	(12)	113
Realized and unrealized (loss) gain—electricity contracts	(193)	222

Total	$(348)	$949

Interest expense
Unrealized loss—interest rate cap agreements	$(1)	$(156)

11.	Fair Value Measurements

ASC 820 defines fair value, establishes a framework for measuring fair value and enhances disclosures about fair value measures required under other accounting pronouncements but does not change existing guidance as to whether or not an instrument is carried at fair value. This guidance also specifies a fair value hierarchy based upon the observability of inputs used in valuation techniques. In accordance with this guidance, fair value measurements are classified under the following hierarchy:

•	Level 1—Quoted prices for identical instruments in active markets.

•

Level 2—Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active and model-derived valuations in which all significant inputs or significant value-drivers are observable in active markets.

•	Level 3—Model-derived valuations in which one or more significant inputs or significant value-drivers are unobservable.

The following tables provide the hierarchy of inputs used to derive the fair value of the Company’s assets and liabilities at fair value on a recurring basis as of September 30, 2013 and December 31, 2012:

	As of September 30, 2013
	Level 1	Level 2	Level 3	Total
Open electricity contracts	$—	$5	$—	$5

Total assets	$—	$5	$—	$5

Open metal contracts	$—	$352	$—	$352
Open natural gas contracts	—	5	—	5

Total liabilities	$—	$357	$—	$357

Global Brass and Copper Holdings, Inc.

Notes to Consolidated Financial Statements (Unaudited)

(All amounts in thousands, except share and per share data)

	As of December 31, 2012
	Level 1	Level 2	Level 3	Total
Open metal contracts	$—	$379	$—	$379
Open natural gas contracts	—	2	—	2
Open electricity contracts	—	167	—	167
Interest rate cap agreements	—	1	—	1

Total assets	$—	$549	$—	$549

In accordance with ASC 820, the Company determines the fair value of its interest rate agreement and commodity derivative contracts using Level 2 inputs.

The Company’s metal, natural gas and electricity commodity derivative contracts are considered Level 2 as fair value measurements consist of both quoted price inputs and inputs provided by a third party that are derived principally from or corroborated by observable market data by correlation. These assumptions include, but are not limited to, those concerning interest rates, credit rates, discount rates, default rates and other factors. All derivative commodity contracts have a set term of 24 months or less.

The Company’s interest rate cap agreements are considered Level 2 fair value measurements as the pricing is derived from discounting the future expected cash flows that would occur if variable interest rates rise above the strike rates of the caps. The variable interest rates used in the calculation of projected cash flows on the caps are based on an expectation of future interest rates derived from observable market interest rate curves (LIBOR forward curves) and volatilities that are observable at commonly quoted intervals.

The Company does not hold assets or liabilities requiring a Level 3 measurement and there have not been any transfers between the hierarchy levels during 2013 or 2012.

For purposes of financial reporting, the Company has determined that the carrying value of cash, accounts receivable, accounts payable, and accrued expenses approximates fair value due to the short maturities of these instruments. Additionally, given the revolving nature and the variable interest rates, the Company has determined that the carrying value of the ABL Facility also approximates fair value. As of September 30, 2013, the fair value of the Company’s Senior Secured Notes approximated $415,781. The fair value of the Senior Secured Notes was based upon quotes from financial institutions (Level 2 in the fair value hierarchy as defined by ASC 820).

12.	Related Parties

KPS Special Situations Fund II, L.P., KPS Special Situations Fund II (A), L.P., KPS Special Situations Fund III, L.P. and KPS Special Situations Fund III (A), L.P. (together, “KPS Funds”) are majority shareholders of Halkos. As of September 30, 2013, Halkos beneficially owned 61.5% of the outstanding shares of Holdings. On October 1, 2013, the Company completed its follow-on public offering of 5,750,000 shares of its common stock. Halkos sold all of the shares in the follow-on public offering and received all of the net proceeds from the offering. After giving effect to the follow-on public offering, Halkos beneficially owns approximately 34.4% of the outstanding common stock of the Company.

The Company and affiliates of KPS Funds entered into an agreement whereby affiliates of KPS Funds charged the Company for services of their personnel engaged in line or staff functions

Global Brass and Copper Holdings, Inc.

Notes to Consolidated Financial Statements (Unaudited)

(All amounts in thousands, except share and per share data)

relating specifically to the operations of the Company (the “Management Services Agreement”). In May 2013, in connection with the IPO, the Company terminated the Management Services Agreement prior to the expiration of the initial term and was required to pay the affiliates of KPS Funds an early termination fee equal to the value of the advisory fee that would have otherwise been payable to the affiliates of KPS Funds through the end of the Management Services Agreement. The Company paid $4,500 to the affiliates of KPS Funds related to the Company’s early termination and all unpaid management advisory fees. The total charges, which are included in selling, general and administrative expenses, were $4,750 for the nine months ended September 30, 2013, all of which were recorded in the first six months of 2013, and $750 for the nine months ended September 30, 2012. As of December 31, 2012, $250 of these charges were accrued for in accrued liabilities. Additionally, pursuant to the Management Services Agreement, the Company was required to reimburse the affiliates of KPS Funds for all reasonable costs and expenses incurred in connection with the services provided. These costs were $24 and $62 for the nine months ended September 30, 2013 and 2012, respectively.

The Company and KPS Funds entered into an agreement dated October 18, 2011 whereby the KPS Funds agreed to reimburse the Company for specific incremental costs directly attributable to the offering of equity securities (the “KPS Reimbursement Obligation”). Pursuant to the completion of the offering that occurred on May 29, 2013, KPS Funds reimbursed the Company all amounts owed in connection with the KPS Reimbursement Obligation. As of December 31, 2012, the Company had recorded $4,875 as a receivable from stockholder pertaining to the KPS Reimbursement Obligation.

13.	Commitments and Contingencies

Environmental Considerations

The Company is subject to a variety of environmental laws and regulations governing discharges to air and water, the handling, storage and disposal of hazardous or solid waste materials and the remediation of contamination associated with releases of hazardous substances. Although the Company believes it is in material compliance with all of the various regulations applicable to its business, there can be no assurance that requirements will not change in the future or that the Company will not incur significant costs to comply with such requirements. The Company employs responsible personnel at each facility, along with various environmental engineering consultants from time to time to assist with ongoing management of environmental, health and safety requirements. Management expenses environmental costs related to existing conditions resulting from past or current operations and from which no current or future benefit is discernible. Expenditures that extend the life of the related property are capitalized. The Company determines its liability on a location by location basis and records a liability at the time it is deemed probable and can be reasonably estimated. The Company is currently not aware of any environmental matters which may have a material impact on the Company’s financial position, results of operations, or liquidity.

On November 19, 2007 (the date of inception of GBC), the Company acquired the assets and operations relating to the worldwide metals business of Olin Corporation. Olin Corporation agreed to retain liability arising out of the existing conditions on certain of our properties for any remedial actions required by environmental laws, and agreed to indemnify the Company for all or part of a number of other environmental liabilities. Since 2007, Olin Corporation has been performing

Global Brass and Copper Holdings, Inc.

Notes to Consolidated Financial Statements (Unaudited)

(All amounts in thousands, except share and per share data)

remedial actions at the facilities in East Alton, Illinois and Waterbury, Connecticut, and has been participating in remedial actions at certain other properties as well. If Olin Corporation were to stop its environmental remedial activities at the Company’s properties, the Company could be required to assume responsibility for these activities, the cost of which could be material.

Insurance Coverage

The Company maintains Comprehensive Medical Plans for employees of GBC and its subsidiaries (the “Plans”) to provide health insurance for eligible employees on a self-insured basis. The Plans are covered by a stop loss policy for those benefits provided on a self-insured basis with a deductible of $275 per occurrence for all GBC employees, except for employees of our Chase Brass division, which has a deductible of $100 per occurrence. The policy for our Chase Brass division also has a specific stop loss maximum resulting in the Company being responsible for paying the amount in excess of $2,000 per occurrence.

The Company is self-insured for workers’ compensation claims assumed from its predecessor company for activity prior to November 19, 2007. Workers’ compensation claims relating to activity after November 19, 2007 are covered by a loss funding insurance arrangement whereby the Company makes a fixed payment to the insurer which is used to pay submitted claims. The Company is self-insured for annual workers’ compensation costs relating to activity after November 19, 2007 of up to $500 per occurrence.

Legal Considerations

The Company is party to various legal proceedings arising in the ordinary course of business. The Company believes that none of its lawsuits are individually material or that the aggregate exposure of all of its lawsuits, including those that are probable and those that are only reasonably possible, is material to its financial condition, results of operations or cash flows.

14.	Profits Interest Awards

Halkos granted, pursuant to the Halkos Equity Plan, non-voting membership interests to select members of the Company’s management titled “Class B Shares.” The Class B Shares are profits interests in Halkos.

Certain members of the Company’s management receive distributions from Halkos to the extent their Class B Shares are vested. During the nine months ended September 30, 2013 and 2012, GBC executives received $8,902 and $19,517, respectively. These distributions were accounted for by GBC as non-cash compensation expense with a corresponding increase in additional paid-in capital in the period in which the distributions were determined to be probable.

In June 2013, Halkos modified the Halkos LLC Agreement to eliminate its right to acquire all or a portion of the Class B Shares. This modification to the Halkos LLC Agreement triggered the recognition of additional non-cash compensation expense reflecting the fair value of vested Class B Shares as of the date of modification. The observable market price of the Company’s publicly traded shares was used to determine the fair value of the Class B Shares. In June 2013, the Company recognized $20,369 of incremental non-cash compensation expense as a result of the modification.

Global Brass and Copper Holdings, Inc.

Notes to Consolidated Financial Statements (Unaudited)

(All amounts in thousands, except share and per share data)

15.	Segment Information

The Company’s Chief Operating Decision Maker allocates resources and evaluates performance at the divisional level. As such, the Company has determined that it has three reportable segments: Olin Brass, Chase and Oster.

Olin Brass is a leading manufacturer and converter of copper and brass sheet, strip and fabricated products. Olin Brass also rerolls and forms other alloys such as stainless, carbon steel and aluminum. Olin Brass’s products are used in five primary end markets: building and housing, munitions, automotive, coinage, and electronics/electrical components.

Chase is a leading manufacturer of brass rod in North America. Chase primarily manufactures brass rod, including round and other shapes, ranging from 1/4 inch to 4.5 inches in diameter. The key attributes of brass rod include its machinability, corrosion resistance and moderate strength, making it especially suitable for forging and machining products such as valves and fittings. Brass rod is generally manufactured from copper or copper-alloy scrap. Chase produces brass rod used in production applications which can be grouped into four primary end markets: building and housing, transportation, electronics/electrical components and industrial machinery and equipment.

Oster is a processing distributor of copper and copper-alloy sheet, strip and foil. Oster operates six strategically-located service centers in the United States, Puerto Rico and Mexico. Each Oster service center reliably provides a broad range of high quality products at quick lead-times in small quantities. These capabilities, combined with Oster’s operations of precision slitting, hot tinning, traverse winding, cutting, edging and special packaging, provide value to a broad customer base. Oster’s products are used in three primary end markets: building and housing, automotive and electronics/electrical components.

The Chief Operating Decision Maker evaluates performance and determines resource allocations based on a number of factors, the primary performance measure being Segment Adjusted EBITDA.

Segment Adjusted EBITDA is an EBITDA-based measure of operating performance, with EBITDA being defined by the Company as net income before depreciation and amortization, interest expense, and income taxes. The Company defines Segment Adjusted EBITDA as EBITDA further adjusted to exclude unrealized gains and losses on derivative contracts, lower of cost or market adjustments to inventory, LIFO-based gains and losses, non-cash compensation expense, share-based compensation expense, loss on extinguishment of debt and non-cash income accretion related to the Company’s joint venture investment, each of which are excluded because management believes they are not indicative of the ongoing performance of the Company’s core operations. Corporate and Other includes compensation for corporate executives and officers, corporate office and administrative salaries, and professional fees for accounting, tax and legal services. Corporate and Other also includes interest expense, state and Federal income taxes, overhead costs that management has not allocated to our operating segments and the elimination of intercompany balances.

Global Brass and Copper Holdings, Inc.

Notes to Consolidated Financial Statements (Unaudited)

(All amounts in thousands, except share and per share data)

Below is a reconciliation of the Company’s Segment Adjusted EBITDA to income before provision for income taxes and equity income:

	Nine Months Ended September 30,
	2013	2012
Net Sales, External Customers
Olin Brass	$613,926	$496,786
Chase	488,475	505,951
Oster	243,277	251,610

Total net sales, external customers	$1,345,678	$1,254,347

Intersegment Net Sales
Olin Brass	$40,539	$36,315
Chase	7	302
Oster	173	81

Total intersegment net sales	$40,719	$36,698

Segment Adjusted EBITDA
Olin Brass	$41,209	$37,432
Chase	53,831	53,311
Oster	13,164	15,137

Total segment adjusted EBITDA	108,204	105,880
Corporate and Other	(19,101)	(14,664)
Loss on extinguishment of debt	—	(19,612)
Depreciation and amortization	(6,101)	(4,891)
Interest expense	(29,938)	(29,894)
Equity method investment income(A)	(605)	(193)
Net income attributable to noncontrolling interest	228	273
Lower of cost or market adjustment to inventory	(318)	(302)
(Loss) gain on derivative contracts	(1,062)	1,473
Share-based compensation expense	(989)	—
Compensation expense—profits interest awards	(29,271)	(19,517)

Income before provision for income taxes and equity income	$21,047	$18,553

(A)	Excludes accretion income of $543 in both the nine months ended September 30, 2013 and 2012. Equity method investment income is exclusive to Olin Brass.

16.	Earnings Per Share

Basic earnings per share is computed based on the weighted-average number of common shares outstanding and diluted earnings per share is computed based on the weighted-average number of common shares outstanding adjusted by the number of additional shares that would have been outstanding had potentially dilutive common shares been issued. Potentially dilutive securities include stock options and nonvested share awards. Nonvested performance-based share awards are included in the average diluted shares outstanding for each period if established performance criteria have been met at the end of the respective periods.

Global Brass and Copper Holdings, Inc.

Notes to Consolidated Financial Statements (Unaudited)

(All amounts in thousands, except share and per share data)

The following table sets forth the computation of basic and diluted earnings per share attributable to the Company:

	Nine Months Ended September 30,
	2013	2012
Numerator
Net income attributable to Global Brass and Copper Holdings, Inc.	$4,205	$5,020
Denominator
Weighted-average common shares outstanding	21,110,000	21,110,000
Effect of potentially dilutive securities:
Stock options and nonvested share awards	24,169	—

Weighted-average common shares outstanding, assuming dilution	21,134,169	21,110,000

Net income attributable to Global Brass and Copper Holdings, Inc. per common share:
Basic	$0.20	$0.24
Diluted	$0.20	$0.24

During the nine months ended September 30, 2013, the Company granted 107,895 options to purchase shares of common stock, 141,486 nonvested shares of restricted stock, and 101,754 nonvested performance-based shares to certain members of the Company’s management and its Board of Directors. The computation of weighted-average common shares outstanding, assuming dilution, for the nine months ended September 30, 2013, includes the average common shares outstanding that would result from the assumed exercise of outstanding stock options and vesting of restricted stock awards. Nonvested performance-based shares are excluded from the computation because the established performance criterion was not met at September 30, 2013.

17.	Stock Split

On April 10, 2013 the Company’s Board of Directors authorized a 211,100-to-1 stock split to be effected after the effective date of the Company’s Form S-1 Registration Statement and prior to the completion of the Company’s initial public offering. On May 29, 2013, the Company completed its initial public offering of 8,050,000 shares of its common stock at a price of $11.00 per share. The share numbers and per share amounts disclosed in the consolidated financial statements and notes to consolidated financial statements have been retroactively adjusted to give effect to the stock split.

The balance sheets have been retroactively adjusted for the impact of the stock split by an increase to common stock of $211 with an offsetting charge to accumulated deficit.

18.	Condensed Consolidating Financial Information

In June 2012, Holdings (presented as “Parent” in the following tables), through its wholly-owned principal operating subsidiary, GBC (presented as “Issuer” in the following tables), issued Senior Secured Notes as further described in note 8, “Financing”. The Senior Secured Notes are jointly and severally guaranteed on a senior secured basis by Holdings and substantially all existing

Global Brass and Copper Holdings, Inc.

Notes to Consolidated Financial Statements (Unaudited)

(All amounts in thousands, except share and per share data)

100%-owned U.S. subsidiaries of GBC and any future restricted subsidiaries who guarantee or incur certain types of Permitted Debt under the Indenture (collectively, the “Guarantors”). The guarantees are full and unconditional, except that a Guarantor can be automatically released and relieved of its obligations under certain customary provisions contained in the Indenture. Under these customary provisions, a Guarantor is automatically released from its obligations as a guarantor upon the sale of the Guarantor or substantially all of its assets to a third party, the designation of the Guarantor as an unrestricted subsidiary in accordance with the terms of the Indenture, the release or discharge of all guarantees by such Guarantor and the repayment of all indebtedness, or upon the Issuer’s exercise of its legal defeasance option or covenant defeasance option or if the obligations under the Indenture are discharged in accordance with the terms of the Indenture. All other subsidiaries of GBC, whether direct or indirect, do not guarantee the Senior Secured Notes (collectively, the “Non-Guarantors”).

Holdings is also a guarantor of the ABL Facility and substantially all of its 100%-owned U.S. subsidiaries are borrowers under, or guarantors of, the ABL Facility on a senior secured basis.

The following condensed consolidating financial information presents the financial position, results of operations, comprehensive income and cash flows of (1) the Parent, (2) the Issuer, (3) the Guarantors, (4) the Non-Guarantors and (5) eliminations to arrive at the information for the Company on a consolidated basis. The condensed consolidating financial information presented below is not necessarily indicative of the financial position, results of operations, comprehensive income or cash flows of the Parent, the Issuer, the Guarantors or the Non-Guarantors on a stand-alone basis.

Global Brass and Copper Holdings, Inc.

Notes to Consolidated Financial Statements (Unaudited)

(All amounts in thousands, except share and per share data)

	Condensed Consolidating Balance Sheet As of September 30, 2013
	Parent	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Assets
Current assets:
Cash	$—	$11,164	$2,633	$4,291	$—	$18,088
Accounts receivable, net of allowance	—	4,914	176,272	17,287	—	198,473
Inventories	—	—	193,825	15,363	(410)	208,778
Prepaid expenses and other current assets	—	10,064	16,441	86	—	26,591
Deferred income taxes	—	32,122	—	—	—	32,122
Income tax receivable, net	—	799	—	—	(174)	625

Total current assets	—	59,063	389,171	37,027	(584)	484,677
Property, plant and equipment, net	—	976	76,810	351	—	78,137
Investment in joint venture	—	—	2,184	—	—	2,184
Investment in subsidiaries	—	623,442	19,974	—	(643,416)	—
Intercompany accounts	—	—	270,599	—	(270,599)	—
Goodwill	—	—	4,399	—	—	4,399
Intangible assets, net	—	—	762	—	—	762
Deferred income taxes	—	5,736	—	—	—	5,736
Other noncurrent assets	—	15,705	915	—	—	16,620

Total assets	$—	$704,922	$764,814	$37,378	$(914,599)	$592,515

Liabilities and (deficit) / equity
Current liabilities:
Accounts payable	$—	$2,455	$101,105	$2,161	$(410)	$105,311
Accrued liabilities	—	18,710	40,232	697	—	59,639
Accrued interest	—	12,448	—	—	—	12,448
Income tax payable	—	—	35	295	(174)	156

Total current liabilities	—	33,613	141,372	3,153	(584)	177,554
Long-term debt	—	397,500	—	—	—	397,500
Other noncurrent liabilities	—	26,312	—	—	—	26,312
Obligations and advances in excess of investment in subsidiary	5,447	—	—	—	(5,447)	—
Intercompany accounts	7,269	252,944	—	10,386	(270,599)	—

Total liabilities	12,716	710,369	141,372	13,539	(276,630)	601,366

Commitments and contingencies	—	—	—	—	—	—
Global Brass and Copper Holdings, Inc. stockholders’ (deficit) / equity	(12,716)	(5,447)	623,442	19,974	(637,969)	(12,716)
Noncontrolling interest	—	—	—	3,865	—	3,865

Total (deficit) / equity	(12,716)	(5,447)	623,442	23,839	(637,969)	(8,851)

Total liabilities and (deficit) / equity	$—	$704,922	$764,814	$37,378	$(914,599)	$592,515

Global Brass and Copper Holdings, Inc.

Notes to Consolidated Financial Statements (Unaudited)

(All amounts in thousands, except share and per share data)

	Condensed Consolidating Balance Sheet As of December 31, 2012
	Parent	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Assets
Current assets:
Cash	$—	$8,537	$—	$5,446	$(121)	$13,862
Accounts receivable, net of allowance	—	4,630	144,533	15,154	—	164,317
Inventories	—	343	158,713	15,885	(563)	174,378
Prepaid expenses and other current assets	—	9,229	2,600	312	—	12,141
Deferred income taxes	—	33,465	—	—	—	33,465
Income tax receivable, net	—	1,656	—	—	(356)	1,300

Total current assets	—	57,860	305,846	36,797	(1,040)	399,463
Property, plant and equipment, net	—	1,154	69,646	327	—	71,127
Investment in joint venture	—	—	2,972	—	—	2,972
Investment in subsidiaries	—	522,912	19,850	—	(542,762)	—
Intercompany accounts	—	—	223,081	—	(223,081)	—
Goodwill	—	—	4,399	—	—	4,399
Intangible assets, net	—	—	839	—	—	839
Deferred income taxes	—	6,138	—	—	—	6,138
Other noncurrent assets	—	17,115	640	—	—	17,755

Total assets	$—	$605,179	$627,273	$37,124	$(766,883)	$502,693

Liabilities and (deficit) / equity
Current liabilities:
Accounts payable	$—	$1,398	$77,390	$2,910	$(121)	$81,577
Accrued liabilities	—	20,592	26,971	861	—	48,424
Accrued interest	—	3,287	—	—	—	3,287
Income tax payable	—	248	—	356	(356)	248

Total current liabilities	—	25,525	104,361	4,127	(477)	133,536
Long-term debt	—	389,522	—	—	—	389,522
Other noncurrent liabilities	—	27,436	—	—	—	27,436
Obligations and advances in excess of investment in subsidiary	42,522	—	—	—	(42,522)	—
Intercompany accounts	8,829	205,218	—	9,597	(223,644)	—

Total liabilities	51,351	647,701	104,361	13,724	(266,643)	550,494

Commitments and contingencies	—	—	—	—	—	—
Global Brass and Copper Holdings, Inc. stockholders’ (deficit) / equity	(51,351)	(42,522)	522,912	19,850	(500,240)	(51,351)
Noncontrolling interest	—	—	—	3,550	—	3,550

Total (deficit) / equity	(51,351)	(42,522)	522,912	23,400	(500,240)	(47,801)

Total liabilities and (deficit) / equity	$—	$605,179	$627,273	$37,124	$(766,883)	$502,693

Global Brass and Copper Holdings, Inc.

Notes to Consolidated Financial Statements (Unaudited)

(All amounts in thousands, except share and per share data)

	Condensed Consolidating Statement of Operations Nine Months Ended September 30, 2013
	Parent	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net sales	$—	$—	$1,294,809	$73,586	$(22,717)	$1,345,678
Cost of sales	—	1,208	1,155,186	68,138	(22,717)	1,201,815

Gross profit (loss)	—	(1,208)	139,623	5,448	—	143,863
Selling, general and administrative expenses	5,390	33,569	51,444	2,219	—	92,622

Operating income (loss)	(5,390)	(34,777)	88,179	3,229	—	51,241
Interest expense	—	29,938	—	—	—	29,938
Other (income) expense, net	—	264	(134)	126	—	256

Income (loss) before provision for (benefit from) income taxes and equity income	(5,390)	(64,979)	88,313	3,103	—	21,047
Provision for (benefit from) income taxes	(2,075)	(15,753)	34,676	914	—	17,762

Income (loss) before equity income	(3,315)	(49,226)	53,637	2,189	—	3,285
Equity income, net of tax	7,520	56,746	3,109	—	(66,227)	1,148

Net income	4,205	7,520	56,746	2,189	(66,227)	4,433
Less: Net income attributable to noncontrolling interest	—	—	—	228	—	228

Net income attributable to Global Brass and Copper Holdings, Inc.	$4,205	$7,520	$56,746	$1,961	$(66,227)	$4,205

Global Brass and Copper Holdings, Inc.

Notes to Consolidated Financial Statements (Unaudited)

(All amounts in thousands, except share and per share data)

	Condensed Consolidating Statement of Operations Nine Months Ended September 30, 2012
	Parent	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net sales	$—	$—	$1,204,470	$69,679	$(19,802)	$1,254,347
Cost of sales	—	(1,896)	1,071,405	63,168	(19,802)	1,112,875

Gross profit	—	1,896	133,065	6,511	—	141,472
Selling, general and administrative expenses	1,086	26,223	43,969	1,963	—	73,241

Operating income (loss)	(1,086)	(24,327)	89,096	4,548	—	68,231
Interest expense (income)	—	29,896	(2)	—	—	29,894
Loss on extinguishment of debt	—	19,612	—	—	—	19,612
Other (income) expense, net	—	689	2	(519)	—	172

Income (loss) before provision for (benefit from) income taxes and equity income	(1,086)	(74,524)	89,096	5,067	—	18,553
Provision for (benefit from) income taxes	(418)	(24,813)	38,710	517	—	13,996

Income (loss) before equity income	(668)	(49,711)	50,386	4,550	—	4,557
Equity income, net of tax	5,688	55,399	5,013	—	(65,364)	736

Net income	5,020	5,688	55,399	4,550	(65,364)	5,293
Less: Net income attributable to noncontrolling interest	—	—	—	273	—	273

Net income attributable to Global Brass and Copper Holdings, Inc.	$5,020	$5,688	$55,399	$4,277	$(65,364)	$5,020

Global Brass and Copper Holdings, Inc.

Notes to Consolidated Financial Statements (Unaudited)

(All amounts in thousands, except share and per share data)

	Condensed Consolidating Statement of Comprehensive Income Nine Months Ended September 30, 2013
	Parent	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net income	$4,205	$7,520	$56,746	$2,189	$(66,227)	$4,433
Foreign currency translation adjustment, net of tax	(705)	(705)	(1,181)	340	1,633	(618)

Comprehensive income	3,500	6,815	55,565	2,529	(64,594)	3,815
Less: Comprehensive income attributable to noncontrolling interest	—	—	—	315	—	315

Comprehensive income attributable to Global Brass and Copper Holdings, Inc.	$3,500	$6,815	$55,565	$2,214	$(64,594)	$3,500

Global Brass and Copper Holdings, Inc.

Notes to Consolidated Financial Statements (Unaudited)

(All amounts in thousands, except share and per share data)

	Condensed Consolidating Statement of Comprehensive Income Nine Months Ended September 30, 2012
	Parent	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net income	$5,020	$5,688	$55,399	$4,550	$(65,364)	$5,293
Foreign currency translation adjustment, net of tax	(130)	(130)	(200)	983	(653)	(130)

Comprehensive income	4,890	5,558	55,199	5,533	(66,017)	5,163
Less: Comprehensive income attributable to noncontrolling interest	—	—	—	273	—	273

Comprehensive income attributable to Global Brass and Copper Holdings, Inc.	$4,890	$5,558	$55,199	$5,260	$(66,017)	$4,890

Global Brass and Copper Holdings, Inc.

Notes to Consolidated Financial Statements (Unaudited)

(All amounts in thousands, except share and per share data)

	Condensed Consolidating Statement of Cash Flows Nine Months Ended September 30, 2013
	Parent	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Cash flows from operating activities
Net cash provided by (used in) operating activities	$—	$(5,275)	$15,537	$1,024	$(6,754)	$4,532
Cash flows from investing activities
Capital expenditures	—	(76)	(13,074)	(55)	—	(13,205)
Payable to subsidiaries	(4,875)	—	—	—	4,875	—
Proceeds from sale of property, plant and equipment	—	—	170	4	—	174

Net cash used in investing activities	(4,875)	(76)	(12,904)	(51)	4,875	(13,031)
Cash flows from financing activities
Borrowings on ABL Facility	—	337,236	—	—	—	337,236
Payments on ABL Facility	—	(329,258)	—	—	—	(329,258)
Distribution to stockholder	—	—	—	(2,000)	2,000	—
Net payments (amounts due) from stockholder	4,875	—	—	—	—	4,875

Net cash provided by (used in) financing activities	4,875	7,978	—	(2,000)	2,000	12,853
Effect of foreign currency exchange rate changes	—	—	—	(128)	—	(128)

Net increase (decrease) in cash	—	2,627	2,633	(1,155)	121	4,226
Cash at beginning of period	—	8,537	—	5,446	(121)	13,862

Cash at end of period	$—	$11,164	$2,633	$4,291	$—	$18,088

Global Brass and Copper Holdings, Inc.

Notes to Consolidated Financial Statements (Unaudited)

(All amounts in thousands, except share and per share data)

	Condensed Consolidating Statement of Cash Flows Nine Months Ended September 30, 2012
	Parent	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Cash flows from operating activities
Net cash provided by (used for) operating activities	$73,624	$49,063	$10,765	$(30)	$(75,170)	$58,252
Cash flows from investing activities
Capital expenditures	—	(549)	(10,790)	(21)	—	(11,360)
Capital distributions from subsidiary	86,376	—	—		(86,376)	—
Payable to subsidiaries	2,398	—	—	—	(2,398)	—
Proceeds from sale of property, plant and equipment	—	—	25	—	—	25

Net cash provided by (used in) investing activities	88,774	(549)	(10,765)	(21)	(88,774)	(11,335)
Cash flows from financing activities
Deferred financing fees	—	(12,981)	—	—	—	(12,981)
Proceeds from senior secured notes	—	375,000	—	—	—	375,000
Payments on term loan	—	(310,875)	—	—	—	(310,875)
Borrowings on ABL Facility	—	142,400	—	—	—	142,400
Payments on ABL Facility	—	(113,900)	—	—	—	(113,900)
Distribution to stockholder	(160,000)	(160,000)	—	—	160,000	(160,000)
Amounts due from stockholder	(2,398)	—	—	—	—	(2,398)

Net cash used in financing activities	(162,398)	(80,356)	—	—	160,000	(82,754)
Effect of foreign currency exchange rate changes	—	—	—	(682)	—	(682)

Net decrease in cash	—	(31,842)	—	(733)	(3,944)	(36,519)
Cash at beginning of period	—	45,302	—	4,648	(413)	49,537

Cash at end of period	$—	$13,460	$—	$3,915	$(4,357)	$13,018

19.	Subsequent Events

On October 1, 2013, the Company completed its follow-on public offering. See further discussion in note 1, “Basis of Presentation and Principles of Consolidation” and note 12, “Related Parties”.

Report of Independent Registered Public Accounting Firm

To the Board of Directors

and the Stockholder of

Global Brass and Copper Holdings, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of comprehensive income, of changes in (deficit)/equity and of cash flows present fairly, in all material respects, the financial position of Global Brass and Copper Holdings, Inc. and its subsidiaries at December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the accompanying financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express opinions on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Chicago, Illinois

March 29, 2013, except for Note 19 and the effects of the stock split discussed in Note 20 to the consolidated financial statements, as to which the date is June 10, 2013

Global Brass and Copper Holdings, Inc.

Consolidated Balance Sheets

	As of December 31,
(In thousands, except share data)	2012	2011
Assets
Current assets:
Cash	$13,862	$49,537
Accounts receivable (net of allowance of $1,408 and $2,067 at December 31, 2012 and 2011, respectively)	164,317	161,715
Inventories	174,378	185,947
Prepaid expenses and other current assets	12,141	19,912
Deferred income taxes	33,465	29,027
Income tax receivable, net	1,300	5,046

Total current assets	399,463	451,184
Property, plant and equipment, net	71,127	57,556
Investment in joint venture	2,972	3,507
Goodwill	4,399	4,399
Intangible assets, net	839	951
Deferred income taxes	6,138	19,970
Other noncurrent assets	17,755	11,173

Total assets	$502,693	$548,740

Liabilities and (deficit)/equity
Current liabilities:
Current maturities of long-term debt	$—	$31,880
Accounts payable	81,577	77,888
Accrued liabilities	48,424	48,604
Accrued interest	3,287	4,069
Income tax payable	248	300

Total current liabilities	133,536	162,741
Long-term debt	389,522	271,698
Other noncurrent liabilities	27,436	31,641

Total liabilities	550,494	466,080

Commitments and contingencies (Note 16)	—	—
Global Brass and Copper Holdings, Inc. stockholder’s (deficit)/equity:
Common stock—$.01 par value; 80,000,000 shares authorized; 21,110,000 shares issued and outstanding at December 31, 2012 and 2011	211	211
Additional paid-in capital	—	11,091
(Accumulated deficit)/Retained earnings	(48,153)	68,718
Accumulated other comprehensive income	1,466	1,923
Receivable from stockholder	(4,875)	(2,451)

Total Global Brass and Copper Holdings, Inc. stockholder’s (deficit)/equity	(51,351)	79,492
Noncontrolling interest	3,550	3,168

Total (deficit)/equity	(47,801)	82,660

Total liabilities and (deficit)/equity	$502,693	$548,740

The accompanying notes are an integral part of these consolidated financial statements.

Global Brass and Copper Holdings, Inc.

Consolidated Statements of Operations

	Year Ended December 31,
(In thousands, except share and per share data)	2012	2011	2010
Net sales	$1,650,520	$1,779,143	$1,658,729
Cost of sales	1,467,334	1,583,473	1,496,695

Gross profit	183,186	195,670	162,034
Selling, general and administrative expenses	92,641	69,391	68,857

Operating income	90,545	126,279	93,177
Third party interest expense	39,727	40,010	22,613
Related party interest expense	—	—	2,463
Loss on extinguishment of debt	19,612	—	—
Other expense, net	121	432	810

Income before provision for income taxes and equity income	31,085	85,837	67,291
Provision for income taxes	19,185	31,437	26,676

Income before equity income	11,900	54,400	40,615
Equity income, net of tax	995	888	1,530

Net income	12,895	55,288	42,145
Less: Net income attributable to noncontrolling interest	374	156	512

Net income attributable to Global Brass and Copper Holdings, Inc.	$12,521	$55,132	$41,633

Net income attributable to Global Brass and Copper Holdings, Inc. per common share:
Basic	$0.59	$2.61	$1.97
Weighted average common shares outstanding:
Basic	21,110,000	21,110,000	21,110,000

The accompanying notes are an integral part of these consolidated financial statements.

Global Brass and Copper Holdings, Inc.

Consolidated Statements of Comprehensive Income

	Year Ended December 31,
(In thousands)	2012	2011	2010
Net income	$12,895	$55,288	$42,145
Other comprehensive income:
Foreign currency translation adjustment	(512)	522	793
Less: Income tax (benefit) expense on other comprehensive income	(63)	53	280

Comprehensive income	12,446	55,757	42,658
Less: Comprehensive income attributable to noncontrolling interest	382	263	583

Comprehensive income attributable to Global Brass and Copper Holdings, Inc.	$12,064	$55,494	$42,075

The accompanying notes are an integral part of these consolidated financial statements.

Global Brass and Copper Holdings, Inc.

Consolidated Statements of Changes in (Deficit)/Equity

(In thousands)	Common stock	Additional paid-in capital	(Accumulated deficit)/ retained earnings	Accumulated other comprehensive income	Receivable from stockholder	Total Global Brass and Copper Holdings, Inc. stockholder’s (deficit)/ equity	Noncontrolling interest	Total (deficit)/ equity

Balance at January 1, 2010	$211	$20,000	$1,207	$1,119	$—	22,537	$2,322	24,859
Profits interest compensation	—	3,452	—	—	—	3,452	—	3,452
Distribution to shareholder	—	(13,246)	(29,254)	—	—	(42,500)	—	(42,500)
Net income	—	—	41,633	—	—	41,633	512	42,145
Other comprehensive income, net of tax	—	—	—	442	—	442	71	513

Balance at December 31, 2010	$211	$10,206	$13,586	$1,561	$—	$25,564	$2,905	$28,469
Profits interest compensation	—	885	—	—	—	885	—	885
Amounts due from stockholder	—	—	—	—	(2,451)	(2,451)	—	(2,451)
Net income	—	—	55,132	—	—	55,132	156	55,288
Other comprehensive income, net of tax	—	—	—	362	—	362	107	469

Balance at December 31, 2011	$211	$11,091	$68,718	$1,923	$(2,451)	$79,492	$3,168	$82,660
Profits interest compensation	—	19,517	—	—	—	19,517	—	19,517
Distribution to stockholder	—	(30,608)	(129,392)	—	—	(160,000)	—	(160,000)
Amounts due from stockholder	—	—	—	—	(2,424)	(2,424)	—	(2,424)
Net income	—	—	12,521	—	—	12,521	374	12,895
Other comprehensive (loss) income, net of tax	—	—	—	(457)	—	(457)	8	(449)

Balance at December 31, 2012	$211	$—	$(48,153)	$1,466	$(4,875)	$(51,351)	$3,550	$(47,801)

The accompanying notes are an integral part of these consolidated financial statements.

Global Brass and Copper Holdings, Inc.

Consolidated Statements of Cash Flows

	Year Ended December 31,
(In thousands)	2012	2011	2010
Cash flows from operating activities
Net income	$12,895	$55,288	$42,145
Adjustments to reconcile net income to net cash provided by operating activities:
Lower of cost or market adjustment to inventory	302	—	—
Mark to market on commodity contracts	(1,588)	1,095	11,984
Mark to market on interest rate cap agreements	156	1,851	(800)
Depreciation	6,822	4,560	2,772
Amortization of intangible assets	112	199	199
Amortization of debt discount and issuance costs	4,564	4,701	2,299
Term loan call premium	(6,394)	—	—
Loss on debt extinguishment	19,612	—	—
Profits interest compensation expense	19,517	885	3,452
Provision for bad debts, net of reductions	(814)	(4,171)	1,324
Deferred income taxes	5,248	10,491	6,041
Gain on sale of property, plant and equipment	(17)	(69)	(39)
Equity income, net of tax	(995)	(888)	(1,530)
Distributions from equity method investment	1,000	500	566
Change in assets and liabilities:
Accounts receivable	(1,540)	3,848	(20,241)
Inventories	11,512	6,592	8,656
Prepaid expenses and other current assets	4,676	18,264	(8,308)
Accounts payable	3,682	(50)	14,856
Accrued liabilities	850	(36,988)	341
Accrued interest	(782)	(151)	2,507
Income taxes, net	3,685	(2,674)	855
Other, net	(589)	1,565	2,335

Net cash provided by operating activities	81,914	64,848	69,414
Cash flows from investing activities
Capital expenditures	(20,408)	(22,440)	(11,927)
Proceeds from sale of property, plant and equipment	32	97	39

Net cash used in investing activities	(20,376)	(22,343)	(11,888)
Cash flows from financing activities
Deferred financing fees	(12,981)	(1,675)	(15,131)
Proceeds from senior secured notes	375,000	—	—
Proceeds from term loan, net of discount	—	—	305,550
Payments on term loan	(310,875)	(3,300)	(825)
Borrowings on ABL Facility	204,275	168,021	1,096,578
Payments on ABL Facility	(189,753)	(168,021)	(1,272,197)
Principal payments under capital lease obligation	—	(916)	(52)
Payments on related party debt	—	—	(119,805)
Distribution to stockholder	(160,000)	—	(42,500)
Amounts due from stockholder	(2,424)	(2,451)	—
Cash overdrafts	—	—	(1,228)

Net cash used in financing activities	(96,758)	(8,342)	(49,610)
Effect of foreign currency exchange rates	(455)	(149)	(225)

Net (decrease) increase in cash	(35,675)	34,014	7,691
Cash at beginning of year	49,537	15,523	7,832

Cash at end of year	$13,862	$49,537	$15,523

Supplemental disclosure of cash flows information
Cash paid during the period for:
Interest, net of amount capitalized	$35,788	$33,580	$19,626
Income taxes, net of refunds	$10,235	$24,017	$19,657
Noncash investing activities
Capital lease obligations	$—	$—	$968

The accompanying notes are an integral part of these consolidated financial statements.

Global Brass and Copper Holdings, Inc.

Notes to Consolidated Financial Statements

(All amounts in thousands, except per share data)

1.	Organization and Formation of the Company

Global Brass and Copper Holdings, Inc. (“Holdings” or the “Company”), an investee company of KPS Capital Partners, L.P. and its affiliates (“KPS”), was incorporated in Delaware, on October 10, 2007. KPS is the majority shareholder of Halkos Holdings, LLC (“Halkos”). Halkos owns 100% of Holdings. Holdings, through its wholly-owned principal operating subsidiary, Global Brass and Copper, Inc. (“GBC”), commenced commercial operations on November 19, 2007 through the acquisition of the metals business from Olin Corporation. GBC is a leading value added manufacturer, fabricator and distributor of specialty copper and brass products in North America.

The Company is operated and managed through three distinct divisions which are also the Company’s reportable segments: GBC Metals, LLC (“Olin Brass”), Chase Brass and Copper Company, LLC (“Chase”) and A.J. Oster, LLC (“Oster”).

Olin Brass

The Olin Brass division manufactures sheet, strip and fabricated components by primarily processing copper and copper alloys. The division also rerolls and forms other alloys such as stainless and carbon steel.

Olin Brass manufactures its products through four sites in North America. The strip mill in East Alton, IL is the main operating facility, which produces strip products. Strip products are processed further through the division’s downstream operations for specified uses. The division’s downstream operations include: a stamping operation located also in East Alton, IL; a rolling mill in Waterbury, CT with rolling, annealing, leveling, plating and slitting capabilities for various products; a rolling mill in Bryan, OH specializing in products sold in the automotive and electrical connectors end-market; and a manufacturing facility in Cuba, MO that produces high frequency welded copper-alloy tube for heat transfer, utility, decorative, automotive and plumbing applications.

Olin Brass also has operations in Guangzhou, People’s Republic of China, or PRC, through a service center joint venture with Luoyang Copper. Olin Brass’s products are distributed either directly to customers or through Oster.

Chase

Chase manufactures round and hexagonal shaped brass rod. The main attributes of brass rod are its machinability, corrosion resistance and moderate strength, and it is used for forging and machining products such as valves and fittings.

All of the division’s rod is manufactured at the facility located in Montpelier, OH. Chase distributes all of its products directly to customers.

Oster

Oster is a distributor of primarily copper and copper-alloy strip products as well as phosphor bronze, nickel, silver, stainless steel and aluminum products. Oster operates as an independent service center with Olin Brass as its primary supplier. Oster also conducts finishing operations on products it distributes, including slitting, traverse coil winding, edging and cutting that aim to enhance product quality and usefulness.

Oster has six service centers in the U.S. and Mexico, which are strategically located with the objective to service customers throughout North America.

Global Brass and Copper Holdings, Inc.

Notes to Consolidated Financial Statements

(All amounts in thousands, except per share data)

2.	Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries and its majority-owned subsidiaries, in which the Company holds a controlling interest. All intercompany accounts and transactions are eliminated in consolidation. The equity method is used to account for investments in affiliated companies, 20% to 50% owned, where the Company does not hold a controlling voting interest and does not direct the matters that most significantly impact the investee’s operations.

The Company owns an 80% interest in Olin Luotong (GZ) Corporation (“Luotong”), based in China, and Luotong’s financial information is consolidated herein, with the net results attributable to the 20% noncontrolling interest reflected in the consolidated financial statements.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. In addition, it requires management to make estimates and assumptions that affect the reported amount of net sales and expenses during the reporting period. Actual amounts could differ from those estimates.

Revision of Prior Period Financial Statements

During 2012, the Company identified the following errors:

1.	The Company historically had not recognized deferred tax assets or liabilities related to inside basis differences of its foreign subsidiaries. The unrecognized net deferred tax asset was $797, $888, and $794 as January 1, 2010, December 31, 2010 and December 31, 2011, respectively. The provision for income taxes was overstated by $91 and understated by $94 for the years ended December 31, 2010 and 2011, respectively.

2.	Duplicate accruals for the receipt of raw material were identified in the third quarter of fiscal 2012. The error had no impact on the year ended December 31, 2010. Accrued liabilities and cost of sales were overstated by $389 as of and for the year ended December 31, 2011.

3.	An error in the accounting for raw material in-transit was identified in the third quarter of fiscal 2012. Inventory was understated by $22 as of January 1, 2010 and overstated by $275 and $423 as of December 31, 2010 and 2011, respectively. Cost of sales was understated by $297 and $148 for the years ended December 31, 2010 and 2011, respectively.

Additionally, the Company identified immaterial errors in previously issued consolidated financial statements which were corrected in the year identified, including:

4.	An error in accounting for workers’ compensation insurance that was corrected during the year ended December 31, 2011 by decreasing cost of sales by $44 and by increasing

Global Brass and Copper Holdings, Inc.

Notes to Consolidated Financial Statements

(All amounts in thousands, except per share data)

prepaid expenses and other current assets by $7,269 and increasing accrued liabilities by $7,225. Prepaid expenses and other current assets were understated by $5,036 and $7,269 as of January 1, 2010 and December 31, 2010, respectively. Accrued liabilities were understated by $5,725 and $7,225 as of January 1, 2010 and December 31, 2010, respectively. Cost of sales was overstated by $733 for the year ended December 31, 2010.

5.	An error in accounting for certain derivative contracts that was corrected during the year ended December 31, 2011 by increasing prepaid expenses and other current assets and decreasing cost of sales by $510. Prepaid expenses and other current assets were overstated by $303 as of January 1, 2010 and understated by $510 as of December 31, 2010. Cost of sales was overstated by $813 for the year ended December 31, 2010.

The Company assessed the materiality of all errors, individually and in the aggregate, on previously issued consolidated financial statements and concluded that the errors were not material to any of the Company’s previously issued quarterly or annual financial statements. In assessing the effect of correcting previously unrecorded errors in 2012, the Company has concluded that correction of these errors in 2012 could be considered material to 2012 net income. Accordingly, the consolidated financial statements as of and for the year ended December 31, 2011 and as of and for the year ended December 31, 2010 have been revised to reflect the correction of all errors identified in their proper periods. To recognize the cumulative effect of all error corrections as of January 1, 2010, an adjustment of $482 was made to increase retained earnings.

Global Brass and Copper Holdings, Inc.

Notes to Consolidated Financial Statements

(All amounts in thousands, except per share data)

A summary of the revisions to the consolidated financial statements as of December 31, 2011 and 2010 and for the periods ended December 31, 2011 and 2010 is as follows:

	As Previously Reported	Adjustment	As Revised
Consolidated Balance Sheet
	December 31, 2010
Inventories	$192,898	$(275)	$192,623
Prepaid expenses and other current assets	30,662	7,779	38,441
Deferred income tax assets—current	28,433	879	29,312
Income tax receivable	2,139	137	2,276
Total current assets	431,044	8,520	439,564
Deferred income tax assets—noncurrent	34,354	(100)	34,254
Total assets	529,301	8,420	537,721
Accrued liabilities	78,002	6,990	84,992
Income tax payable	—	199	199
Total current liabilities	163,810	7,189	170,999
Total liabilities	502,063	7,189	509,252
Retained earnings	12,355	1,231	13,586
Total Global Brass and Copper Holdings, Inc. stockholder’s equity	24,333	1,231	25,564
Total equity	27,238	1,231	28,469
Total liabilities and equity	529,301	8,420	537,721

Consolidated Statement of Operations
	Year Ended December 31, 2010
Cost of sales	$1,497,944	$(1,249)	$1,496,695
Gross profit	160,785	1,249	162,034
Operating income	91,928	1,249	93,177
Income before provision for income taxes and equity income	66,042	1,249	67,291
Provision for income taxes	26,176	500	26,676
Income before equity income	39,866	749	40,615
Net income	41,396	749	42,145
Net income attributable to Global Brass and Copper Holdings, Inc.	40,884	749	41,633
Net income attributable to Global Brass and Copper Holdings, Inc. per common share:
Basic	$1.94	$0.03	$1.97

Consolidated Statement of Comprehensive Income
	Year Ended December 31, 2010
Net income	$41,396	$749	$42,145
Comprehensive income	41,909	749	42,658
Comprehensive income attributable to Global Brass and Copper Holdings, Inc.	41,326	749	42,075

Consolidated Statement of Changes in Equity
	Year Ended December 31, 2010
Net income	$41,396	$749	$42,145
Net income attributable to Global Brass and Copper Holdings, Inc.	40,884	749	41,633
Retained earnings —Balance, December 31, 2010	12,355	1,231	13,586
Total Global Brass and Copper Holdings, Inc. stockholder’s equity—Balance, December 31, 2010	24,333	1,231	25,564
Total equity—Balance, December 31, 2010	27,238	1,231	28,469

Global Brass and Copper Holdings, Inc.

Notes to Consolidated Financial Statements

(All amounts in thousands, except per share data)

	As Previously Reported	Adjustment	As Revised
Consolidated Balance Sheet
	December 31, 2011
Accounts receivable, net of allowance	$160,731	$984	$161,715
Inventories	186,370	(423)	185,947
Deferred income tax assets—current	27,972	1,055	29,027
Income tax receivable	5,017	29	5,046
Total current assets	449,539	1,645	451,184
Deferred income tax assets—noncurrent	20,218	(248)	19,970
Total assets	547,343	1,397	548,740
Accounts payable	78,276	(388)	77,888
Accrued liabilities	47,619	985	48,604
Income tax payable	—	300	300
Total current liabilities	161,844	897	162,741
Total liabilities	465,183	897	466,080
Retained earnings	68,218	500	68,718
Total Global Brass and Copper Holdings, Inc. stockholder’s equity	78,992	500	79,492
Total equity	82,160	500	82,660
Total liabilities and equity	547,343	1,397	548,740
Consolidated Statement of Operations
	Year Ended December 31, 2011
Cost of sales	$1,582,925	$548	$1,583,473
Gross profit	196,218	(548)	195,670
Operating income	126,827	(548)	126,279
Income before provision for income taxes and equity income	86,385	(548)	85,837
Provision for income taxes	31,254	183	31,437
Income before equity income	55,131	(731)	54,400
Net income	56,019	(731)	55,288
Net income attributable to Global Brass and Copper Holdings, Inc.	55,863	(731)	55,132
Net income attributable to Global Brass and Copper Holdings, Inc. per common share:
Basic	$2.65	$(0.04)	$2.61
Consolidated Statement of Comprehensive Income
	Year Ended December 31, 2011
Net income	$56,019	$(731)	$55,288
Comprehensive income	56,488	(731)	55,757
Comprehensive income attributable to Global Brass and Copper Holdings, Inc.	56,225	(731)	55,494
Consolidated Statement of Changes in Equity
	Year Ended December 31, 2011
Net income	$56,019	$(731)	$55,288
Net income attributable to Global Brass and Copper Holdings, Inc.	55,863	(731)	55,132
Retained earnings —Balance, December 31, 2011	68,218	500	68,718
Total Global Brass and Copper Holdings, Inc. stockholder’s equity—Balance, December 31, 2011	78,992	500	79,492
Total equity—Balance, December 31, 2011	82,160	500	82,660

Global Brass and Copper Holdings, Inc.

Notes to Consolidated Financial Statements

(All amounts in thousands, except per share data)

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable primarily consists of trade receivables for amounts billed to customers for products sold and other receivables. The determination of collectability of the Company’s accounts receivable requires management to make frequent judgments and estimates in order to determine the appropriate amount of allowance needed for doubtful accounts. In circumstances where the Company is aware of a customer’s inability to meet its financial obligations (e.g., bankruptcy filings or substantial down-grading of credit ratings), it records an allowance for bad debts equal to the amount the Company does not believe to be collectible. For all other customers, the Company recognizes allowances for bad debts based on its historical collection experience. If circumstances change (e.g., greater than expected defaults or an unexpected material change in a major customer’s ability to meet its financial obligations), the Company’s estimate of the recoverability of amounts due could be changed by a material amount. Accounts are written off once deemed to be uncollectible. Any subsequent cash collections relating to accounts that have been previously written off are recorded as a reduction to the provision for bad debts in the period of collection.

The reconciliation of the activity in the allowance for doubtful accounts is summarized below:

	Year Ended December 31,
	2012	2011	2010
Balance at beginning of period	$2,067	$7,921	$7,505
Provision for bad debts, net of reductions	(814)	(4,171)	1,324
Write-offs, net of recoveries	—	(1,683)	(908)
Recoveries, net of write-offs	155	—	—

Balance at end of period	$1,408	$2,067	$7,921

Inventories

Inventories include costs attributable to direct labor and manufacturing overhead but are primarily comprised of raw material costs. The material component of inventories that is valued on a last-in, first-out (“LIFO”) basis comprises approximately 70% and 72% of total inventory at December 31, 2012 and 2011, respectively. Other manufactured inventories, including the non-material components and certain non-U.S. inventories, are valued on a first-in, first-out (“FIFO”) basis. Elements of cost in finished goods inventory in addition to the cost of material include depreciation, utilities, consumable production supplies, maintenance, production wages and transportation costs.

Inventories are stated at the lower of cost or market. The market price of metals used in production and related scrap is subject to volatility. We evaluate the need to record adjustments for inventory on a regular basis. During periods when open market prices decline below net book value, the Company records a provision to reduce the carrying value of its inventory. Additionally, the Company records an estimate for slow moving and obsolete inventory based upon product knowledge, physical inventory observation, future demand, market conditions and an aging analysis of the inventory on hand. Our policy is to evaluate all inventories including raw material, work-in-process, finished goods, and spare parts. Inventory in excess of our estimated usage requirements is written down to its estimated net realizable value. See note 3, “Inventories,” in these notes to the consolidated financial statements.

Global Brass and Copper Holdings, Inc.

Notes to Consolidated Financial Statements

(All amounts in thousands, except per share data)

Prepaid Expenses and Other Current Assets

Prepaid expenses are stated at historical cost, net of any related amortization, and consist of amounts which are of continuing benefit to the Company. See note 4, “Prepaid Expenses and Other Current Assets,” in these notes to the consolidated financial statements.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost. Depreciation of property, plant and equipment generally is computed using the straight-line method based on the estimated useful lives of the assets as they are placed into service. Depreciation expense is recorded in cost of sales or selling, general and administrative costs depending on the nature and use of the underlying asset.

Expenditures for repairs, maintenance and minor renewals are expensed as incurred. Expenditures which improve an asset or extend its estimated useful life are capitalized. Interest related to the construction of qualifying assets is capitalized as part of the construction costs. When assets are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in the accompanying consolidated statement of operations.

The Company reviews property, plant and equipment for impairment when a change in events or circumstances indicates that the carrying value of the assets may not be recoverable. The Company has determined that its asset group for impairment testing is comprised of the assets and liabilities of each of its reporting units. Reporting units are businesses, for which discrete financial information is available and reviewed by segment management. The Company’s reporting units are one level below the operating segment, with the exception of one operating segment, for which the operating segment represents the lowest level of identifiable cash flows. The Company determines the fair value of its asset group through various valuation techniques, including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary. See note 5, “Property, Plant and Equipment,” in these notes to the consolidated financial statements.

Investment in Joint Venture

The Company owns a 50% interest in Dowa-Olin Metal Corporation (“Dowa”), a joint venture based in Japan. The Company accounts for Dowa under the equity method of accounting. Due to the timing of the receipt of available financial information, the results of Dowa are recorded on a one-month lag basis.

As a result of the purchase method of accounting, a negative basis difference of $9,416 was created between the Company’s books and the Company’s share of Dowa’s equity as of November 19, 2007. ASC 323, Investments—Equity Method & Joint Ventures, provides that the basis difference between the investor cost and underlying equity in net assets of the investee at the date of investment requires recognition unless it is attributable to a non-amortizing asset such as goodwill. The negative basis difference was created due to the bargain purchase event associated with the metals business acquired from Olin Corporation and was not attributable to any specific element of the joint venture itself. As the difference was not attributable to any of the specific assets of Dowa, the equity investment as a whole was assessed to determine the appropriate accretion period for the basis difference. The purpose of the joint venture is to provide Olin Brass’s high performance alloy materials to the Asia market through the licensing of

Global Brass and Copper Holdings, Inc.

Notes to Consolidated Financial Statements

(All amounts in thousands, except per share data)

Olin Brass technology. Given consideration of this use, the negative basis difference is being accreted over a period of 13 years. See note 7, “Investment in Joint Venture,” in these notes to the consolidated financial statements.

The Company reviews its equity method investment for impairment using an other-than-temporary model when triggering events are identified. An impairment loss is recognized when the investment’s carrying amount exceeds its fair value and this decline in fair value is deemed to be other-than-temporary.

Acquisitions and Goodwill

All acquisitions are accounted for using the acquisition method as prescribed by ASC 805, Business Combinations. The purchase price paid is allocated to the assets acquired and liabilities assumed based on their estimated fair values. Any excess purchase price over the fair value of the net assets acquired is recorded as goodwill.

Pursuant to ASC 350, Intangibles—Goodwill and Other, the Company does not amortize goodwill and other intangible assets with indefinite useful lives. The Company reviews goodwill to determine potential impairment annually, or more frequently if events and circumstances indicate that the asset might be impaired, by comparing the carrying value of the asset with the anticipated present value of future cash flows.

In 2011, the Financial Accounting Standards Board (“FASB”) amended its guidance to simplify the testing of goodwill for impairment. The amended guidance provides an option to perform a qualitative assessment to determine whether further impairment testing is necessary. If the qualitative evaluation yields support that it is more likely than not that the fair value of a reporting unit exceeds its carrying value, the quantitative impairment test is not required. The Company adopted the qualitative goodwill evaluation model for its annual goodwill impairment test conducted as of October 31, 2012. Based on the results of that qualitative assessment, the Company believes it was more likely than not that the fair value of the reporting units significantly exceeded their carrying values as of October 31, 2012, indicating no impairment of goodwill. The $4,399 of goodwill was assigned to the Chase business segment and as of December 31, 2012, $2,131 of goodwill is expected to be deductible for tax purposes.

Intangible Assets

Definite-lived intangible assets are recorded at fair value under the purchase method of accounting as of the respective acquisition dates and are amortized using the straight-line method over the estimated useful lives of the assets. Amortization expense related to intangible assets is reflected in selling, general and administrative expenses. Identifiable definite-lived intangible assets are reviewed for impairment whenever events or circumstances indicate that the carrying value may not be recoverable. See note 6, “Intangible Assets,” in these notes to the consolidated financial statements.

Deferred Financing Fees

Deferred financing fees incurred in connection with the issuance of debt are amortized as non-cash interest expense over the terms of the debt agreements.

Deferred financing fees incurred in connection with the issuance of the Senior Secured Notes, as defined in note 8, “Other Noncurrent Assets,” are amortized using the effective interest method

Global Brass and Copper Holdings, Inc.

Notes to Consolidated Financial Statements

(All amounts in thousands, except per share data)

over the term of the Senior Secured Notes. Deferred financing fees incurred in connection with the issuance of the ABL Facility, as defined in note 8, “Other Noncurrent Assets,” in these notes to the consolidated financial statements, are amortized on a straight-line basis over the term of the ABL Facility.

Derivative Contracts

The Company’s operating activities expose it to a variety of market risks, including risks related to the effects of commodity prices and interest rates. These financial exposures are monitored and managed by the Company as an integral part of its overall risk-management program. The Company does not enter into derivative contracts for speculation purposes where the objective is to generate profits. The Company has not applied hedge accounting to its derivative contracts in any of the years ended December 31, 2012, 2011 or 2010. The Company includes the fair value of the derivative contracts as assets or liabilities in its balance sheet and recognizes all amounts paid and received and changes in fair value of derivative contracts, including unrealized gains and losses, as adjustments to income. See note 13, “Derivative Contracts,” in these notes to the consolidated financial statements.

Revenue Recognition

The Company recognizes revenue for both toll and non-toll basis sales only when risk of loss and title passes to the customer, which generally occurs upon shipment. For the years ended December 31, 2012, 2011 and 2010, non-toll net sales were $1,576,070, $1,710,595 and $1,577,771, respectively. For the years ended December 31, 2012, 2011 and 2010, toll net sales were $74,450, $68,548 and $80,958, respectively. Estimates for future rebates on certain product lines and product returns are recognized in the period in which the revenue is recorded. Such rebates were not material for the years ended December 31, 2012, 2011 and 2010. Billings to customers for shipping costs are included in net sales and the cost of shipping product to those customers is reflected in cost of sales in the consolidated statements of operations.

Research and Development

The Company conducts research and development primarily through the Olin Brass reportable segment, the costs for which are expensed as incurred. Research and development expenditures for the years ended December 31, 2012, 2011 and 2010 were $1,516, $1,540 and $1,740, respectively, and are included as a component of selling, general and administrative expenses in the consolidated statements of operations.

Income Taxes

The provision for income taxes is determined using the asset and liability approach. The current and deferred tax consequences are measured by applying the provisions of enacted tax laws to determine the amount of taxes payable currently or in future years. Deferred income taxes are provided for temporary differences between the income tax basis of assets and liabilities and their carrying amounts for financial reporting purposes. A valuation allowance is recorded to reduce deferred tax assets when management determines it is “more likely than not” that some portion or all of the deferred tax assets will not be realized.

Global Brass and Copper Holdings, Inc.

Notes to Consolidated Financial Statements

(All amounts in thousands, except per share data)

Profits Interest Compensation

Halkos has granted, pursuant to the Halkos Holdings, LLC Executive Equity Incentive Plan (“Halkos Equity Plan”), non-voting membership interests to select members of the Company’s management in the form of shares. The shares are profits interests in Halkos. See note 17, “Profits Interest Awards,” in these notes to the consolidated financial statements.

The shares are accounted for as a profit sharing arrangement under ASC 710, Compensation—General. Expense is recorded in the period in which distributions to award holders are determined to be probable. These distributions are accounted for by the Company as non-cash compensation expense with a corresponding increase in additional paid-in capital.

Foreign Currency Translation

The financial statements of foreign subsidiaries are translated into United States dollars in accordance with ASC 830, Foreign Currency Matters. The functional currency of the Company’s foreign subsidiaries is the local currency. The consolidated statements of foreign operations are translated at weighted-average exchange rates for the periods. Assets and liabilities are translated at period-end exchange rates and equity transactions are translated at historical rates. Gains and losses resulting from the translation adjustment are reported as a component of other comprehensive income. The income tax effect of currency translation adjustments related to foreign subsidiaries and joint ventures that are not considered indefinitely reinvested are recorded as a component of deferred taxes with an offset to other comprehensive income.

Concentrations of Credit Risk and Certain Other Exposures

The Company sells and distributes its products to a wide range of companies primarily in the ammunition, automotive, electronics, housing and coinage industries. The Company performs ongoing credit evaluations of its customers and generally does not require collateral. For the years ended December 31, 2012, 2011 and 2010, sales to any one customer did not exceed 10% of consolidated net sales.

The Company uses various strategies to minimize the impact of changes in the base metal prices between the date of order and the date of sale. Generally, the Company prices a forward replacement purchase of an equivalent amount of copper and other metals under flexible pricing arrangements it maintains with its suppliers, at the same time it determines the forward selling price of finished products to its customers. The Company has various sources of raw materials and is not materially dependent on any one supplier.

There are nine unions at the Olin Brass division, two labor unions at the Oster division, and one labor union at the Chase division. In 2012, employees at an Olin Brass downstream operation elected a union representative which was subsequently certified. The relationship with these unions has been satisfactory. The collective bargaining agreements with the Olin Brass unions expire between November 2013 and September 2014, the collective bargaining agreements with Oster’s unions expire January 2014 and the other has an indeterminable term, and the collective bargaining agreement with Chase’s union expires in June 2013. Since the Company’s establishment in November 2007, the Company has not experienced any work stoppages at any of its facilities.

Global Brass and Copper Holdings, Inc.

Notes to Consolidated Financial Statements

(All amounts in thousands, except per share data)

Self-Insurance Programs

The Company is self-insured for workers’ compensation claims and benefits paid under employee health care programs. Accruals for employee health care are primarily based on estimated undiscounted cost of claims, which includes incurred but not reported claims. Accruals for workers’ compensation benefits and related expenses for claims are estimated, in part, by considering historical claims experience and undiscounted claims estimates provided by insurance carriers, third-party administrators and actuaries. Self-insurance accruals are deemed to be sufficient to cover outstanding claims, including those incurred but not reported as of the estimation date.

Workers’ compensation claims relating to activity after November 19, 2007 are covered by a loss funding insurance arrangement whereby the Company makes a fixed payment to the insurer which is used to pay submitted claims. Loss fund payments to the insurer in excess of workers’ compensation claim payments are classified as prepaid expenses and other current assets. The amount of the loss fund payments to the insurer is based on a combination of claims experience and a contractually agreed upon loss development factor.

Environmental Reserves and Environmental Expenses

The Company recognizes an environmental liability when it is probable the liability exists and the amount is reasonably estimable. The Company estimates the duration and extent of its remediation obligations based upon internal analyses of clean-up costs, ongoing monitoring costs and estimated legal fees, communications with regulatory agencies and changes in environmental law. If the Company were to determine that its estimates of the duration or extent of its environmental obligations were no longer accurate, the Company would adjust its environmental liabilities accordingly in the period that such determination is made. Estimated future expenditures for environmental remediation are not discounted to their present value. Accrued environmental liabilities are not reduced by potential insurance reimbursements.

Environmental expenses that relate to ongoing operations are included as a component of cost of sales. See note 16, “Commitments and Contingencies,” in these notes to the consolidated financial statements.

Recent Accounting Pronouncements

In February 2013, the FASB issued Accounting Standards Update (“ASU”) 2013-02, Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income. This guidance requires entities to provide disclosures about items that are required by U.S. GAAP to be reclassified from accumulated other comprehensive income (“AOCI”) to net income in their entirety in the same reporting period. The disclosure would include the amount of the reclassification and identify the line item on the statement where net income is presented that is affected by the reclassification. For other items reclassified from AOCI, the disclosure would list cross-references to other disclosures where additional details about their effects are disclosed. This guidance is effective for reporting periods beginning after December 15, 2012. The Company does not expect that adoption of the guidance will have a material effect on its financial statements and disclosures.

In December 2011, the FASB issued ASU 2011-11, Disclosures about Offsetting Assets and Liabilities. This guidance requires entities to disclose both gross and net information about both instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting arrangement. This guidance does not amend

Global Brass and Copper Holdings, Inc.

Notes to Consolidated Financial Statements

(All amounts in thousands, except per share data)

existing guidance on when it is appropriate to offset. In January 2013, the FASB issued ASU 2013-01, Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities, which limits the scope of ASU 2011-11 to derivatives, repurchase agreements and reverse repurchase agreements, and securities borrowing and lending arrangements. The guidance is effective for annual periods beginning January 1, 2013 and interim periods within those annual periods. Early adoption is not permitted, but retrospective application is required. Adoption of the guidance is not expected to have a material impact on the Company’s consolidated financial statements and disclosures.

3.	Inventories

The Company’s inventories are as follows:

	As of December 31,
	2012	2011
Raw materials and supplies	$37,766	$21,320
Work-in-process	69,286	93,555
Finished goods	67,326	71,072

Total inventories	$174,378	$185,947

During 2012, 2011 and 2010, inventory quantities were reduced resulting in a liquidation of LIFO inventory layers carried at lower costs prevailing in prior years as compared with current costs. In 2012, the effect of this reduction of inventory decreased cost of sales by $4,775 and increased net income attributable to Global Brass and Copper Holdings, Inc. by $2,908. In 2011, the effect of this reduction of inventory decreased cost of sales by $15,236 and increased net income attributable to Global Brass and Copper Holdings, Inc. by $9,291. In 2010, the effect of this reduction of inventory decreased cost of sales by $21,009 and increased net income by $12,862. If all inventories had been valued at period-end market values, inventories would have been approximately $319,282 and $347,840 at December 31, 2012 and December 31, 2011, respectively.

During 2012, the Company reduced the recorded value of inventory by $302. This non-cash, lower of cost or market adjustment was recorded in cost of sales in the accompanying consolidated statement of operations.

4.	Prepaid Expenses and Other Current Assets

The Company’s prepaid expenses and other current assets are as follows:

	As of December 31,
	2012	2011
Collateral on deposit—commodity derivative contracts	$767	$4,622
Commodity derivative contracts	548	—
Deferred financing fees, net	—	3,646
Loss fund payments—workers’ compensation	6,968	7,538
Prepaid insurance	1,261	1,974
Other	2,597	2,132

Total prepaid expenses and other current assets	$12,141	$19,912

Global Brass and Copper Holdings, Inc.

Notes to Consolidated Financial Statements

(All amounts in thousands, except per share data)

5.	Property, Plant and Equipment

The Company’s property, plant and equipment balances are as follows:

	As of December 31,		Useful Life (in years)
	2012	2011
Land and land improvements	$1,726	$1,598
Buildings	9,077	8,489	20
Machinery and equipment	55,175	42,715	12
Information technology	4,477	2,462	5
Motor vehicles	2,521	1,403	5
Leasehold improvements	1,083	127
Construction-in-process	13,324	10,279

Gross property, plant and equipment	87,383	67,073
Accumulated depreciation	(16,256)	(9,517)

Property, plant and equipment, net	$71,127	$57,556

Leasehold improvements are amortized over the lesser of their useful lives or the remaining lease term.

The Company capitalized interest relating to the construction of long-term assets in the amount of $557 in 2011. No interest was capitalized in 2012 or 2010.

6.	Intangible Assets

Intangible assets other than goodwill consisted of the following:

	As of December 31,		Amortization Period (in years)
	2012	2011
Gross carrying amount:
Customer relationships	$1,350	$1,350	13
Non-compete agreement	380	380	4

Total gross intangible assets	1,730	1,730
Accumulated amortization:
Customer relationships	(511)	(407)
Non-compete agreement	(380)	(372)

Total accumulated amortization	(891)	(779)

Intangible assets, net	$839	$951

Amortization expense is expected to be incurred in subsequent years as follows:

Year	Amortization
2013	$104
2014	104
2015	104
2016	104
2017	104
Thereafter	319

$839

Global Brass and Copper Holdings, Inc.

Notes to Consolidated Financial Statements

(All amounts in thousands, except per share data)

7.	Investment in Joint Venture

In November 2007, the equity investment in Dowa, which was purchased as part of the metals business acquired from Olin Corporation, was recorded at a carrying value of zero as a result of the bargain purchase event recognized under the purchase method of accounting for the acquisition, creating a negative basis difference of $9,416. Based on management’s estimate as to the underlying commercial utility of the alloys that Dowa manufactured and sold at the date of acquisition, the negative basis difference is being accreted on a straight-line basis over a 13-year period as an increase to equity earnings. Accretion of the negative basis difference of $724 was reflected in equity income, net of tax in the accompanying consolidated statements of operations for each of the years ended December 31, 2012, 2011 and 2010. At December 31, 2012 and 2011, the remaining negative basis difference was $5,735 and $6,459, respectively.

During the years ended December 31, 2012, 2011 and 2010, the Company received cash dividends from Dowa of $1,000, $500 and $566, respectively, which were recorded as reductions in the Company’s investment in Dowa. During the years ended December 31, 2012, 2011 and 2010, the Company recorded $995, $888 and $1,530, respectively, of equity income, net of tax, including $724 of accretion of the negative basis difference in each year. The undistributed earnings of Dowa in GBC’s retained earnings as of December 31, 2012 and 2011 totaled $62 and $67, respectively.

8.	Other Noncurrent Assets

Other noncurrent assets consisted of the following:

	As of December 31,
	2012	2011
Deferred financing fees, net	$17,082	$9,779
Utility and other deposits	668	1,060
Interest rate cap agreements	1	157
Other	4	177

Total other noncurrent assets	$17,755	$11,173

As described in note 10, “Financing,” on June 1, 2012, GBC (i) issued $375,000 in aggregate principal amount of 9.50% senior secured notes due 2019 (the “Senior Secured Notes”), (ii) amended the agreement governing its asset-based revolving loan facility (the “2010 ABL Facility”, and, as currently amended, the “ABL Facility”), and (iii) repaid and retired its senior secured term loan credit facility (the “Term Loan Facility”) under the Credit and Guaranty Agreement dated August 18, 2010, as amended. The Company refers to these transactions as the “Term Loan Refinancing”.

As a result of the Term Loan Refinancing described above, the Company incurred and deferred debt issuance costs of $12,981, of which $10,196 was related to the Senior Secured Notes and $2,785 was for the ABL Facility. Additionally, $1,783 of unamortized debt issuance costs and $1,234 of unamortized issuance discount relating to the retired Term Loan Facility is being amortized over the term of the Senior Secured Notes in accordance with ASC 470-50, Modifications and Extinguishments.

Global Brass and Copper Holdings, Inc.

Notes to Consolidated Financial Statements

(All amounts in thousands, except per share data)

9.	Accrued Liabilities

Accrued liabilities consisted of the following:

	As of December 31,
	2012	2011
Commodity derivative contracts	$—	$1,825
Personnel expense	20,872	20,548
Workers’ compensation	15,754	15,653
Professional fees	2,145	2,623
Insurance	2,253	1,689
Utilities	1,844	1,531
Taxes	1,745	1,471
Other	3,811	3,264

Total accrued liabilities	$48,424	$48,604

10.	Financing

Long-term debt consisted of the following:

	As of December 31,
	2012	2011
ABL Facility	$14,522	$—
Senior Secured Notes	375,000	—
Term Loan Facility	—	310,875
Discount, net of amortization	—	(7,297)

	389,522	303,578
Less: Current maturities of long-term debt	—	31,880

Total long-term debt	$389,522	$271,698

Senior Secured Notes

On June 1, 2012, GBC issued $375,000 in aggregate principal amount of 9.50% Senior Secured Notes due 2019. The Senior Secured Notes are guaranteed by Holdings and substantially all of the existing 100%-owned U.S. subsidiaries. The Senior Secured Notes are secured by a senior-priority security interest in the Company’s fixed assets (which secure the ABL Facility on a junior-priority basis) and by a junior-priority security interest in the Company’s accounts receivable and inventory (which secure the Company’s ABL Facility on a senior-priority basis).

The proceeds from the issuance of the Senior Secured Notes were used to repay the Term Loan Facility under the Credit and Guaranty Agreement and to fund a cash distribution of $160,000 to Halkos. The indenture governing the Senior Secured Notes contains covenants that limit GBC’s ability and the ability of restricted subsidiaries to, among other things: incur or guarantee additional debt or issue preferred stock; pay dividends; repurchase equity interests; repay subordinated indebtedness; make investments; create restrictions on the payment of dividends or other amounts to GBC from restricted subsidiaries; sell assets, including collateral; enter into

Global Brass and Copper Holdings, Inc.

Notes to Consolidated Financial Statements

(All amounts in thousands, except per share data)

transactions with affiliates; merge or consolidate with another person, or sell or otherwise dispose of all or substantially all of GBC’s assets; and create liens on GBC’s or the restricted subsidiaries’ assets to secure debt. The credit agreement governing the ABL Facility and the indenture governing the Senior Secured Notes do, however, limit the ability of Global Brass and Copper, Inc. and its subsidiaries to dividend or distribute cash to Global Brass and Copper Holdings and to its equityholders, although ordinary course dividends and distributions to meet the limited holding company expenses and related obligations at Global Brass and Copper Holdings of up to $5 million per year are permitted under those agreements. Under the terms of the indenture governing the Senior Secured Notes, Global Brass and Copper, Inc. is also permitted to dividend or distribute to Global Brass and Copper Holdings and its equityholders up to 50% of its Consolidated Net Income (as defined in the indenture governing the Senior Secured Notes) from April 1, 2012 to the end of Global Brass and Copper’s most recently ended fiscal quarter. All of the net assets of the subsidiaries are restricted except for $16,432, which are permitted dividend distributions under the Company’s indenture governing the Senior Secured Notes. As of December 31, 2012, the Company was in compliance with all of its covenants relating to the Senior Secured Notes.

The Senior Secured Notes mature on June 1, 2019. Interest on the Senior Secured Notes accrues at the rate of 9.50% per annum and is payable semiannually in arrears on June 1 and December 1, commencing on December 1, 2012.

The Company is required to offer to redeem the Senior Secured Notes at a purchase price of 101% of their principal amount (plus accrued and unpaid interest) upon the occurrence of certain change of control events. In addition, upon the completion of certain asset dispositions, the Company may be required to offer to redeem the Senior Secured Notes at a purchase price of 100% of their principal amount (plus accrued and unpaid interest) if it does not apply the proceeds of such asset dispositions in accordance with the indenture by certain specified deadlines.

Pursuant to a registration rights agreement, dated as of June 1, 2012, the Company is required to effect a registered offer to issue registered new notes (with substantially the same terms as the Senior Secured Notes) in exchange for the Senior Secured Notes that the Company issued in a private offering on June 1, 2012. If the Company does not cause the registration statement for the exchange offer to go effective within 365 days after June 1, 2012, or otherwise fails to comply with the other deadlines in the registration rights agreement, it will be required to pay additional interest on the Senior Secured Notes equal to 0.25% per annum for each 90 days it is in default, up to a maximum of 0.50% per annum.

ABL Facility

Concurrent with the issuance of the Senior Secured Notes, the Company amended the ABL Facility to, among other things:

•	increase the commitments under the facility from $150,000 to $200,000;

•	extend the maturity of the ABL Facility to June 1, 2017;

•	lower the applicable margin and unused line fee under the ABL Facility;

•	permit additional acquisitions, investments, restricted payments, asset sales and debt incurrences if certain conditions are satisfied;

Global Brass and Copper Holdings, Inc.

Notes to Consolidated Financial Statements

(All amounts in thousands, except per share data)

•	increase the inventory loan limit for the borrowing base;

•	adjust certain reporting requirements and collateral audit requirements to make them less restrictive; and

•	reduce the excess availability threshold which requires testing of the fixed charge coverage ratio covenant.

The Company refers to these amendments collectively as the “ABL Credit Facility Amendment”.

The ABL Facility provides for borrowings of up to the lesser of $200,000 or the Borrowing Base less outstanding loans and letters of credit. The Borrowing Base is defined as 85% of Eligible Accounts; plus the lesser of 80% of Eligible Inventory, 90% of the Net Recovery Percentage for the Eligible Inventory or the Inventory Loan Limit; minus Reserves. The maximum availability was $200,000 at December 31, 2012 and the Company had outstanding letters of credit of approximately $500 at December 31, 2012. In the event of increased commodity prices as indicated by the terms of the agreement, the Company may request, but the lenders are not obligated to, increase the maximum borrowings up to $250,000. At any time, if the amount outstanding under the ABL Facility exceeds the maximum allowable borrowings, the Company may be required to make a mandatory prepayment for the amount of the excess borrowings. At any time after the occurrence and during the continuance of a Trigger Event (as defined in the agreement governing the ABL Facility), subject to certain thresholds, reinvestment rights and other exceptions, proceeds received from asset sales, equity issuances or other specified events will be required to be applied (as mandatory prepayments) in whole or in part towards the extinguishment of outstanding amounts due under the ABL Facility.

The Company may elect to receive advances under the ABL Facility in the form of either prime rate advances or LIBOR rate advances, as defined by the agreement governing the ABL Facility. The unused portion under the ABL Facility determines the applicable spread added to the prime rate or LIBOR rate. The unused portion of the ABL Facility was $184,978 and $149,300 as of December 31, 2012 and 2011, respectively. Effective with the amendment described above, unused amounts under the ABL Facility incur an unused line fee at a rate of 0.50% per annum, payable in full on a quarterly basis (subject to certain possible adjustments on and after January 1, 2013). Also effective with the amendment described above, outstanding borrowings under the ABL Facility bear interest at a rate equal to either (i) for prime rate loans, a prime rate plus a spread between 1.0% and 1.5%, depending on excess availability levels or (ii) for LIBOR rate loans, LIBOR plus a spread of 2.0% to 2.5% depending on excess availability levels. As of December 31, 2012 and 2011, amounts outstanding under the ABL Facility accrued interest at a rate of 4.50% and 5.25%, respectively.

The ABL Facility has an expiration date of June 1, 2017 and contains various debt covenants to which the Company is subject on an ongoing basis. The ABL Facility restricts the Company’s ability to, among other things, incur indebtedness, grant liens, repurchase stock, issue cash dividends, make investments and acquisitions and sell assets, in each case subject to certain designated exceptions. Outstanding borrowings under the ABL Facility are secured by a senior-priority security interest in the Company’s accounts receivable and inventory (which secure the Senior Secured Notes on a junior-priority basis) and by a junior-priority security interest in the Company’s fixed assets (which secure the Senior Secured Notes on a senior-priority basis). As of December 31, 2012, the Company was in compliance with all of its covenants under the ABL Facility.

Global Brass and Copper Holdings, Inc.

Notes to Consolidated Financial Statements

(All amounts in thousands, except per share data)

The ABL Facility contains customary events of default including, among others, failure to make payment when due, materially incorrect representations and warranties, breach of covenants, events of bankruptcy, or a change in control. In the case of an event of default occurring, the applicable interest rate spread increases by 2.0% and the lenders would have the option to call the outstanding amount due.

Term Loan Facility

On June 1, 2012, the Company repaid and retired its senior secured term loan credit facility under the Credit and Guaranty Agreement dated August 18, 2010, as amended, with proceeds received from the issuance of the Senior Secured Notes offering.

In connection with the termination prior to maturity of the Term Loan Facility, the Company recognized $19,612 as loss from extinguishment of debt for the fiscal year ended December 31, 2012 on the Company’s consolidated statements of operations. The loss on extinguishment of debt includes the write-off of $7,126 of unamortized debt issuance costs and $4,932 of unamortized debt discount as well as the payment of $6,394 of call premium and $21 of professional services fees related to the termination.

Furthermore, in accordance with ASC 470-50, Modifications and Extinguishments, $1,139 of costs associated with the issuance of the Senior Secured Notes was expensed as incurred and reflected in the loss from extinguishment of debt.

11.	Income Taxes

Income before provision for income taxes and equity income is comprised of the following:

	Year Ended December 31,
	2012	2011	2010
Domestic	$24,583	$81,534	$61,903
Foreign	6,502	4,303	5,388

Total	$31,085	$85,837	$67,291

The provision for income taxes is summarized as follows:

	Year Ended December 31,
	2012	2011	2010
Current tax provision
U.S. federal	$10,329	$16,518	$13,663
State and local	1,923	3,347	5,660
Foreign	1,685	1,081	1,312

Total current	13,937	20,946	20,635

Deferred tax provision
U.S. federal	4,389	10,209	5,760
State and local	571	188	372
Foreign	288	94	(91)

Total deferred	5,248	10,491	6,041

Total provision	$19,185	$31,437	$26,676

Global Brass and Copper Holdings, Inc.

Notes to Consolidated Financial Statements

(All amounts in thousands, except per share data)

The effective income tax rate differs from the amount determined by applying the applicable U.S. statutory federal income tax rate to pretax results primarily as a result of the following:

	Year Ended December 31,
	2012	2011	2010
Statutory provision rate	35.0%	35.0%	35.0%
Permanent differences and other items
State tax provision	6.7%	3.9%	6.0%
Section 199 manufacturing credit	(3.2%)	(2.3%)	(1.5%)
Incremental tax effects of foreign earnings	1.8%	0.2%	0.3%
Return to provision adjustments	1.2%	(0.7%)	(2.2%)
Re-rate of deferred taxes	(0.8%)	(0.3%)	(0.2%)
Non-deductible non-cash compensation	22.0%	0.4%	1.8%
Other	(1.0%)	0.4%	0.4%

Effective income tax rate	61.7%	36.6%	39.6%

The “Non-deductible non-cash compensation” expense as described further in note 17, “Profits Interest Awards,” is not deductible in the Company’s tax returns and has been reflected as a permanent difference in the effective tax rate reconciliations above.

Deferred tax assets and liabilities are comprised of the following:

	As of December 31,
	2012	2011
Deferred tax assets
Inventory	$48,932	$50,936
Accruals and other reserves	7,721	8,376
Financing fees	—	731
Accounts receivable	1,082	939
UNICAP adjustment	1,278	1,319
Derivative contracts	487	1,104
Other	680	—

Gross deferred tax assets	$60,180	$63,405
Deferred tax liabilities
Investments in foreign entities	$7,310	$6,507
Fixed assets and intangibles	11,122	7,139
Financing fees	2,145	—
Other	—	762

Gross deferred tax liability	20,577	14,408

Net deferred tax asset	$39,603	$48,997

Net current deferred tax asset	$33,465	$29,027
Net long-term deferred tax asset	6,138	19,970

Net deferred tax asset	$39,603	$48,997

Global Brass and Copper Holdings, Inc.

Notes to Consolidated Financial Statements

(All amounts in thousands, except per share data)

At December 31, 2012, the inventory deferred tax asset includes $25,521 related to the impact of the November 19, 2007 purchase price allocations to LIFO inventories for tax purposes, which resulted in a bargain purchase gain. There is a corresponding liability recorded in the Company’s other noncurrent liabilities in accordance with the provisions of ASC 740, Income Taxes.

The net deferred tax assets do not require a valuation allowance at December 31, 2012 and 2011 as it is more likely than not that the tax benefit will be realized.

The Company does not assert permanent reinvestment on the excess of its financial reporting over tax basis of its foreign investments. As a result, deferred tax liabilities of $7,310 and $6,507 have been established on the U.S. federal and state income taxes, net of applicable credits, on the excess financial reporting over tax basis of its foreign entities at December 31, 2012 and 2011, respectively. The Company plans foreign remittance amounts based on projected cash flow needs as well as the working capital and long-term investment requirements of its foreign subsidiaries and its domestic operations.

At December 31, 2012, the Company has a foreign tax credit carryforward of $514 which will expire by 2022.

Uncertain Tax Positions

The Company accounts for its income tax positions under the provisions of ASC 740, which was initially adopted on November 19, 2007. ASC 740 prescribes a minimum threshold a tax position is required to meet before being recognized in these consolidated financial statements. ASC 740 requires the Company to recognize in its consolidated financial statements tax positions determined more likely than not to be sustained upon examination, based on the technical merits of the position.

The Company is subject to income taxation in several jurisdictions around the world. Resolution of the related tax positions through negotiations with relevant tax authorities or through litigation may take years to complete. Therefore, it is difficult to predict the timing for resolution of tax positions. However, the Company does not anticipate that the total amount of unrecognized tax benefits will increase or decrease significantly in the next twelve months. The Company’s U.S. federal returns and the majority of state returns for the period ended September 30, 2009 and all subsequent periods remain open for audit. The Company’s federal returns are currently under examination by the Internal Revenue Service for the periods ended September 30, 2009 through December 31, 2010. The Company believes it has adequately reserved for any potential tax exposures at December 31, 2012.

At December 31, 2012 and 2011, the Company had $27,401 and $31,340, respectively, of unrecognized tax benefits, none of which would impact the effective tax rate, if recognized. Estimated interest and penalties related to the underpayment of income taxes are classified as a component of income tax expense in the accompanying consolidated statements of operations. Accrued interest and penalties as of December 31, 2012 and 2011 were $35 and $301, respectively. The Company’s liability for uncertain tax positions, including accrued interest and penalties, of $27,436 and $31,641 at December 31, 2012 and 2011, respectively, are presented in other noncurrent liabilities.

Global Brass and Copper Holdings, Inc.

Notes to Consolidated Financial Statements

(All amounts in thousands, except per share data)

A reconciliation of the summary of activity of the Company’s uncertain tax positions is summarized as follows:

Balance at January 1, 2011	$35,483
Additions for tax positions related to prior years	207
Reductions for tax positions related to prior years	(4,350)

Balance at December 31, 2011	$31,340
Additions for tax positions related to prior years	—
Reductions for tax positions related to prior years	(1,963)
Reductions due to tax settlements	(1,515)
Reductions due to tax statute of limitations	(461)

Balance at December 31, 2012	$27,401

From 2007 through 2009, the Company’s tax year end was September 30 and its fiscal year end was December 31. During 2010, the Company filed a request to change its tax year end to December 31. The effective date of this request was December 31, 2010. Accordingly, the Company filed a stub year income tax return for the period from October 1, 2010 through December 31, 2010.

12.	Employee Defined Contribution Plans and Multi-Employer Pension Plans

The Company has a retirement savings plan (the “Plan”) for all of its domestic subsidiaries under section 401(k) of the Internal Revenue Code that covers all U.S. salaried and most hourly employees. Participants may elect to defer a percentage of their compensation to the Plan, subject to aggregate limits required by the Internal Revenue Code. The Plan provides for discretionary matching contributions under certain circumstances, for employees based on location, pay status and membership in a collective bargaining unit. In addition, the Company provides a retirement contribution to certain employees based on location and age. The Company contributed $7,439, $7,412 and $6,599 to the Plan for the years ended December 31, 2012, 2011 and 2010, respectively.

Bargaining unit employees in East Alton, IL and Alliance, OH participate in the IAM National Pension Plan (“IAM Plan”). The IAM Plan is a multi-employer pension plan with negotiated fixed company costs per employee hour worked. The risks of participating in these multiemployer plans are different from single-employer plans, as the Company can be subject to additional risks if others do not meet their obligations. The Company recorded expense of $2,714, $2,669 and $2,779 for the years ended December 31, 2012, 2011 and 2010, respectively, which are included in cost of sales in the consolidated statement of operations. The Company’s participation in the IAM Plan for the annual period ended December 31, 2012, is outlined in the table below. There have been no significant changes that affect the comparability of 2012 and 2011 contributions. The IAM Plan reported $350,359 and $332,430 in employers’ contributions for the years ended December 31, 2012 and 2011, respectively.

Global Brass and Copper Holdings, Inc.

Notes to Consolidated Financial Statements

(All amounts in thousands, except per share data)

Pension Fund	IAM National Pension Fund
EIN/ Pension Plan Number	51-6031295 / 002
Pension Protection Act Zone Status (2011 and 2010)*	Green Zone
FIP/RP Status Pending/Implemented	No
Company Contributions (FY 2012)	$2,699
Company Contributions (FY 2011)	$2,689
Surcharge Imposed	No
Expiration Date of Collective-Bargaining Agreement	November 3, 2013

*	Plans in the green zone are at least 80 percent funded.

At the date the financial statements were issued, Forms 5500 were not available for the plan year ended in 2012.

13.	Derivative Contracts

The Company maintains a metal, natural gas and electricity pricing risk-management strategy that uses commodity derivative contracts to minimize significant, unanticipated gains or losses and cash fluctuations that may arise from volatility of the commodity indices.

The Company’s commodity derivative contracts consist of delivery contracts matched in quantity, price and maturity to firm price sales orders, in circumstances where physical firm price metal is unavailable, in order to protect sales margins from metal price fluctuations between the firm price sale order date and shipment date.

The prices of natural gas and electricity can be particularly volatile. As a result, our natural gas and electricity costs may fluctuate dramatically. The Company attempts to mitigate short-term volatility in natural gas and electricity costs through the use of derivatives contracts in an effort to offset the effect of increasing costs.

The Company also utilized interest rate cap agreements in compliance with the requirement under the Term Loan Facility to provide that at least 50% of the term loan be subject to a fixed rate or interest rate protection for a period of not less than three years. During 2010, the Company entered into three-year interest rate cap agreements that capped the interest rate on $300,000 of the aggregate principal outstanding. The interest rate cap agreements are not designated as an accounting hedge and changes in the fair value of the interest rate cap agreements are recorded as non-cash interest expense.

By using derivative contracts to limit exposures to fluctuations in metal, natural gas and electricity prices and interest rate movements, the Company exposes itself to credit risk and market risk. Credit risk is the risk that the counterparty might fail to fulfill its performance obligations under the terms of the derivative contract. Market risk is the risk that the value of a derivative instrument might be adversely affected by a change in commodity price or interest rates. The Company manages the market risk associated with derivative contracts by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken.

The Company primarily executes derivative contracts with major financial institutions. These counterparties expose the Company to credit risk in the event of non-performance. The amount of such exposure is limited to the fair value of the derivative contract plus the unpaid portion of amounts due to the Company pursuant to terms of the derivative contracts, if any. If a downgrade

Global Brass and Copper Holdings, Inc.

Notes to Consolidated Financial Statements

(All amounts in thousands, except per share data)

in the credit rating of these counterparties occurs, management believes that this exposure is mitigated by provisions in the derivative arrangements which allow for the legal right of offset of any amounts due to the Company from the counterparties with any amounts payable to the counterparties by the Company.

The fair values of derivative contracts in the consolidated balance sheet include the impact of netting derivative assets and liabilities when a legally enforceable master netting arrangement exists. The following tables summarize the gross amounts of recognized derivative assets and liabilities, the net amounts presented in the consolidated balance sheet, and the net amounts after deducting collateral that has been deposited with counterparties:

	As of December 31, 2012
				Amounts Not Offset in the Consolidated Balance Sheet
	Gross Amounts of Recognized Assets	Gross Amounts Offset in Consolidated Balance Sheet	Net Amounts of Assets Presented in Consolidated Balance Sheet	Financial Instruments	Cash Collateral Received	Net Amount
Open metals contracts	$603	$(224)	$379	$—	$—	$379
(208 contracts)
Open natural gas contracts	2	—	2	—	—	2
(6 contracts)
Open electricity contracts	169	(2)	167	—	—	167
(17 contracts)
Interest rate cap agreements	1	—	1	—	—	1
(2 contracts)

Total	$775	$(226)	$549	$—	$—	$549

Consolidated balance sheet location:
Prepaid expenses and other current assets		$548
Other noncurrent assets		1

Total		$549

				Amounts Not Offset in the Consolidated Balance Sheet
	Gross Amounts of Recognized Liabilities	Gross Amounts Offset in Consolidated Balance Sheet	Net Amounts of Liabilities Presented in Consolidated Balance Sheet	Financial Instruments	Cash Collateral Deposited	Net Amount
Open metals contracts	$224	$(224)	$—	$—	$—	$—
(85 contracts)
Open electricity contracts	2	(2)	—	—	—	—
(1 contract)

Total	$226	$(226)	$—	$—	$—	$—

Global Brass and Copper Holdings, Inc.

Notes to Consolidated Financial Statements

(All amounts in thousands, except per share data)

Not included in the table above is $767 of collateral included in Prepaid Expenses and Other Current Assets, which is because collateral is limited to the net amounts of assets or liabilities presented in the consolidated balance sheet.

	As of December 31, 2011
				Gross Amounts Not Offset in the Consolidated Balance Sheet
(dollars in thousands)	Gross Amounts of Recognized Assets	Gross Amounts Offset in Consolidated Balance Sheet	Net Amounts of Assets Presented in Consolidated Balance Sheet	Financial Instruments	Cash Collateral Received	Net Amount
Open metals contracts (88 contracts)	$294	$(294)	$—	$—	$—	$—
Open electricity contracts (6 contracts)	43	(43)	—	—	—	—
Interest rate cap agreements (2 contracts)	157	—	157	—	—	157

Total	$494	$(337)	$157	$—	$—	$157

Consolidated balance sheet location:
Other noncurrent assets			$157

				Gross Amounts Not Offset in the Consolidated Balance Sheet
(dollars in thousands)	Gross Amounts of Recognized Liabilities	Gross Amounts Offset in Consolidated Balance Sheet	Net Amounts of Liabilities Presented in Consolidated Balance Sheet	Financial Instruments	Cash Collateral Deposited	Net Amount
Open metals contracts (151 contracts)	$1,647	$(294)	$1,353	$—	$(1,353)	$—
Open natural gas contracts (31 contracts)	384	—	384	—	(384)	—
Open electricity contracts (8 contracts)	131	(43)	88	—	—	88

Total	$2,162	$(337)	$1,825	$—	$(1,737)	$88

Consolidated balance sheet location:
Accrued liabilities			$1,825

Global Brass and Copper Holdings, Inc.

Notes to Consolidated Financial Statements

(All amounts in thousands, except per share data)

Not included in the table above is $2,885 of collateral included in Prepaid Expenses and Other Current Assets, which is because collateral is limited to the net amounts of assets or liabilities presented in the consolidated balance sheet.

The following table summarizes the effects of derivative contracts in the consolidated statements of operations:

	Year Ended December 31,
	2012	2011	2010
Cost of sales
Realized and unrealized loss—metal contracts	$1,339	$3,884	$7,605
Realized and unrealized loss—natural gas contracts	76	517	1,825
Realized and unrealized loss—electricity contracts	243	57	—

Total	$1,658	$4,458	$9,430

Interest expense
Unrealized loss (gain)—interest rate cap agreements	$156	$1,851	$(800)

14.	Fair Value Measurements

ASC 820 defines fair value, establishes a framework for measuring fair value and enhances disclosures about fair value measures required under other accounting pronouncements but does not change existing guidance as to whether or not an instrument is carried at fair value. This guidance also specifies a fair value hierarchy based upon the observability of inputs used in valuation techniques. In accordance with this guidance, fair value measurements are classified under the following hierarchy:

•	Level 1—Quoted prices for identical instruments in active markets.

•

Level 2—Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active and model-derived valuations in which all significant inputs or significant value-drivers are observable in active markets.

•	Level 3—Model-derived valuations in which one or more significant inputs or significant value-drivers are unobservable.

The following tables provide the hierarchy of inputs used to derive the fair value of the Company’s assets and liabilities measured at fair value on a recurring basis as of December 31, 2012 and December 31, 2011:

	As of December 31, 2012
	Level 1	Level 2	Level 3	Total
Open metal contracts	$—	$379	$—	$379
Open natural gas contracts	—	2	—	2
Open electricity contracts	—	167	—	167
Interest rate cap agreements	—	1	—	1

Total assets	$—	$549	$—	$549

Global Brass and Copper Holdings, Inc.

Notes to Consolidated Financial Statements

(All amounts in thousands, except per share data)

	As of December 31, 2011
	Level 1	Level 2	Level 3	Total
Interest rate cap agreements	$—	$157	$—	$157

Total assets	$—	$157	$—	$157

Open metal contracts	$—	$1,353	$—	$1,353
Open natural gas contracts	—	384	—	384
Open electricity contracts	—	88	—	88

Total liabilities	$—	$1,825	$—	$1,825

In accordance with ASC 820, the Company determines the fair value of its interest rate agreement and commodity derivative contracts using Level 2 inputs.

The Company’s metal, natural gas and electricity commodity derivative contracts are considered Level 2 as fair value measurements consist of both quoted price inputs and inputs provided by a third party that are derived principally from or corroborated by observable market data by correlation. These assumptions include, but are not limited to, those concerning interest rates, credit rates, discount rates, default rates and other factors. All derivative commodity contracts have a set term of 24 months or less.

The Company’s interest rate cap agreements are considered Level 2 fair value measurements as the pricing is derived from discounting the future expected cash flows that would occur if variable interest rates rise above the strike rates of the caps. The variable interest rates used in the calculation of projected cash flows on the caps are based on an expectation of future interest rates derived from observable market interest rate curves (LIBOR forward curves) and volatilities that are observable at commonly quoted intervals.

The Company does not hold assets or liabilities requiring a Level 3 measurement and there have not been any transfers between the hierarchy levels during 2012 or 2011.

For purposes of financial reporting, the Company has determined that the carrying value of cash, accounts receivable, accounts payable, and accrued expenses approximates fair value due to the short maturities of these instruments. Additionally, given the revolving nature and the variable interest rates, the Company has determined that the carrying value of the ABL Facility also approximates fair value. As of December 31, 2012, the fair value of the Company’s Senior Secured Notes approximated $406,875. The fair value of the Senior Secured Notes was based upon quotes from financial institutions (Level 2 in the fair value hierarchy as defined by ASC 820).

15.	Related Parties

KPS Special Situations Fund II, L.P., KPS Special Situations Fund II (A), L.P., KPS Special Situations Fund III, L.P. and KPS Special Situations Fund III (A), L.P. (together, “KPS Funds”) are majority shareholders of Halkos. Halkos owns all of the outstanding shares of Holdings. On June 1, 2012, the Company distributed $160,000 to Halkos (see note 10, “Financing”).

The Company and affiliates of KPS Funds have entered into an agreement whereby affiliates of KPS Funds charge the Company for services of their personnel engaged in line or staff functions relating specifically to the operations of the Company (the “Management Services Agreement”).

Global Brass and Copper Holdings, Inc.

Notes to Consolidated Financial Statements

(All amounts in thousands, except per share data)

The charges, which are included in selling, general and administrative expenses, were $1,000 for each of the years ended December 31, 2012, 2011 and 2010, of which $250 is included in accrued liabilities at December 31, 2012 and 2011. Additionally, pursuant to the Management Services Agreement, the Company is required to reimburse the affiliates of KPS Funds for all reasonable costs and expenses incurred in connection with the services provided. These costs were $77, $167 and $102 for the year ended December 31, 2012, 2011 and 2010, respectively.

The Company and KPS Funds entered into an agreement dated October 18, 2011 whereby the KPS Funds agreed to reimburse the Company for specific incremental costs directly attributable to an offering of equity securities (the “KPS Reimbursement Obligation”). As of December 31, 2012 and 2011, the Company has recorded $4,875 and $2,451, respectively, as a receivable from stockholder pertaining to the KPS Reimbursement Obligation.

16.	Commitments and Contingencies

Environmental Considerations

The Company is subject to a variety of environmental laws and regulations governing discharges to air and water, the handling, storage and disposal of hazardous or solid waste materials and the remediation of contamination associated with releases of hazardous substances. Although the Company believes it is in material compliance with all of the various regulations applicable to its business, there can be no assurance that requirements will not change in the future or that the Company will not incur significant cost to comply with such requirements. The Company employs responsible personnel at each facility, along with various environmental engineering consultants from time to time to assist with ongoing management of environmental, health and safety requirements. Management expenses environmental costs related to existing conditions resulting from past or current operations and from which no current or future benefit is discernible. Expenditures that extend the life of the related property are capitalized. The Company determines its liability on a location by location basis and records a liability at the time it is deemed probable and can be reasonably estimated. The Company is currently not aware of any environmental matters which may have a material impact on the Company’s financial position, results of operations, or liquidity.

On November 19, 2007 (the date of inception of GBC), the Company acquired the assets and operations relating to the worldwide metals business of Olin Corporation. Olin Corporation agreed to retain liability arising out of the existing conditions on certain of our properties for any remedial actions required by environmental laws, and agreed to indemnify the Company for all or part of a number of other environmental liabilities. Since 2007, Olin Corporation has been performing remedial actions at the facilities in East Alton, Illinois and Waterbury, Connecticut, and has been participating in remedial actions at certain other properties as well. If Olin Corporation were to stop its environmental remedial activities at the Company’s properties, the Company could be required to assume responsibility for these activities, the cost of which could be material.

Insurance Coverage

The Company maintains Comprehensive Medical Plans for employees of GBC and its subsidiaries (the “Plans”) to provide health insurance for eligible employees on a self-insured basis. The Plans are covered by a stop loss policy for those benefits provided on a self-insured basis with a deductible of $275 per occurrence for all GBC employees, except for employees of our Chase

Global Brass and Copper Holdings, Inc.

Notes to Consolidated Financial Statements

(All amounts in thousands, except per share data)

Brass division, which has a deductible of $100 per occurrence and a specific stop loss maximum of $2,000.

The Company is self-insured for workers’ compensation claims assumed from its predecessor company for activity prior to November 19, 2007 and benefits paid under employee health care programs. Workers’ compensation claims relating to activity after November 19, 2007 are covered by a loss funding insurance arrangement whereby the Company makes a fixed payment to the insurer which is used to pay submitted claims. The Company is self-insured for annual workers’ compensation costs relating to activity after November 19, 2007 of up to $500 per occurrence.

Legal Considerations

The Company is party to various legal proceedings arising in the ordinary course of business. The Company believes that none of its lawsuits are individually material or that the aggregate exposure of all of its lawsuits, including those that are probable and those that are only reasonably possible, is material to its financial condition, results of operations or cash flows.

Operating Leases

The Company has operating leases covering certain of its facilities and equipment under non-cancelable lease agreements.

Future minimum lease payments under non-cancelable leases in effect are as follows:

Year	Payment
2013	$2,654
2014	1,621
2015	956
2016	612
2017	122
Thereafter	—

Total minimum lease payments	$5,965

Rental expense under all operating leases was approximately $3,606, $3,603 and $3,543 for the years ended December 31, 2012, 2011 and 2010, respectively, and is recorded in cost of sales or selling, general and administrative costs depending on the nature and use of the underlying asset being leased.

17.	Profits Interest Awards

Halkos has granted, pursuant to the Halkos Equity Plan, non-voting membership interests to select members of the Company’s management titled Class B, C and D Shares. The Class B, C and D Shares are profits interests in Halkos.

Class B Shares

In 2007, in connection with the issuance of Class C and D Shares, Halkos issued Class B Shares to certain members of the Company’s management. Halkos issued additional Class B Shares in

Global Brass and Copper Holdings, Inc.

Notes to Consolidated Financial Statements

(All amounts in thousands, except per share data)

2010 and 2011 to certain members of the Company’s management. Class B Shares generally vest over a period of three years. Despite the fact that these Shares are in the form of equity, the Class B Shares are considered a profit sharing plan due to certain aspects of the plan, primarily the ability of Halkos to repurchase the Shares at no cost from the employee holding such shares. Award recipients substantively derive economic value in the instrument through profit sharing distributions. Accordingly, the Class B Shares are a compensation liability award accounted for as a profit sharing arrangement by Halkos. Because the awards were granted by Halkos, an economic interest holder of the Company, to employees of the Company, distributions are accounted for by the Company as non-cash compensation expense with a corresponding increase in additional paid-in capital to reflect the deemed capital contribution by Halkos. Expense on the Class B Shares is recorded in the period in which distributions to Class B award holders are determined to be probable.

During the years ended December 31, 2012, 2011 and 2010, certain members of the Company’s management received distributions from Halkos in the amount of $20,110, $292 and $3,452, respectively. The Company recorded the distributions as non-cash compensation expense with a corresponding increase in additional paid in capital in the period in which these distributions were determined to be probable. Non-cash compensation expense of $19,517, $885 and $3,452 is included as a component of selling, general and administrative expenses in the consolidated statements of operations for the years ended December 31, 2012, 2011 and 2010, respectively.

Class C and D Shares

In June 2011, the Halkos limited liability company agreement was amended and the Class C and D Shares were converted to Class B Shares at fair value. No expense relative to these awards is reflected in the accompanying consolidated financial statements. The conversion was in effect a liability to liability modification and the achievement of the Class C and D Shares performance condition was not probable nor were there any probable distributions payable for Class B Shares at the time of conversion.

18.	Segment Information

The Company’s Chief Operating Decision Maker allocates resources and evaluates performance at the divisional level. As such, the Company has determined that it has three reportable segments: Olin Brass, Chase and Oster.

The Olin Brass segment is the leading manufacturer and converter of copper and copper-alloy sheet, strip, foil, and fabricated components in North America. While primarily processing copper and copper-alloys, the segment also rerolls and forms other metals such as stainless and carbon steel. Olin Brass’s products are used in five primary end markets: building and housing, munitions, automotive, coinage, and electronics/electrical components.

Chase is a leading North American manufacturer of brass rod. The segment principally produces brass rod in sizes ranging from 1/4 inch to 4.5 inches in diameter. The key attributes of brass rod include its machinability, corrosion resistance and moderate strength, making it ideal for forging and machining products such as valves and fittings. Chase produces brass rod used in production applications which can be grouped into four end markets: building and housing, transportation, electronics/electrical components and industrial machinery and equipment.

Global Brass and Copper Holdings, Inc.

Notes to Consolidated Financial Statements

(All amounts in thousands, except per share data)

Oster is a leading copper-alloy distributor and processor. The segment, through its family of metal service centers, is strategically focused on satisfying its customers’ needs for brass and copper parts and other products, with a high level of service, quality and flexibility by offering customization and just-in-time delivery. Value-added processing services include precision slitting and traverse winding to provide greater customer press up-time, hot air level tinning for superior corrosion resistance and product enhancement such as edging and cutting. Important Oster end markets include building and housing, automotive, transportation, and electronics/electrical components (primarily for housing and commercial construction).

The Chief Operating Decision Maker evaluates performance and determines resource allocations based on a number of factors, the primary performance measure being Segment Adjusted EBITDA.

Segment Adjusted EBITDA is an EBITDA based measure of operating performance, with EBITDA being defined by the Company as net income before depreciation and amortization, interest expense, and income taxes. The Company defines Segment Adjusted EBITDA as EBITDA further adjusted to remove the impacts of inventory values for LIFO and lower of cost or market charges, the cost of terminating certain collateral hedges, unrealized mark to market gains and losses on derivative instruments, non-cash compensation expense, loss on extinguishment of debt and non-cash income accretion related to the Company’s joint venture investment, each of which are excluded because management believes they are not indicative of the ongoing performance of the Company’s core operations. Corporate and Eliminations include corporate amounts, primarily compensation, tax and overhead costs unrelated to a specific segment, and elimination of intercompany balances. The Chief Operating Decision Maker is not provided with nor reviews assets by segment for purposes of allocating resources.

Global Brass and Copper Holdings, Inc.

Notes to Consolidated Financial Statements

(All amounts in thousands, except per share data)

Below is a reconciliation of the Company’s Segment Adjusted EBITDA to income before provision for income taxes and equity income:

			Year Ended December 31,
			2012	2011	2010
Net Sales, External Customers
Olin Brass			$676,563	$718,244	$710,271
Chase			647,711	704,968	611,870
Oster			326,246	355,931	336,588

Total net sales, external customers			$1,650,520	$1,779,143	$1,658,729

Intersegment Net Sales
Olin Brass			$46,287	$48,312	$57,919
Chase			305	626	765
Oster			167	285	928

Total intersegment net sales			$46,759	$49,223	$59,612

Segment Adjusted EBITDA
Olin Brass			$45,115	$45,320	$23,291
Chase			66,641	73,658	61,158
Oster			19,517	17,898	21,324

Total segment adjusted EBITDA			131,273	136,876	105,773
Corporate and Eliminations			(20,562)	(19,518)	(15,714)
Loss on extinguishment of debt			(19,612)	—	—
Depreciation and amortization			(6,934)	(4,759)	(2,971)
Interest expense			(39,727)	(40,010)	(25,076)
Equity method investment income	(A	)	(271)	(164)	(806)
Net income attributable to noncontrolling interest			374	156	512
LIFO liquidation gain			4,775	15,236	21,009
Lower of cost or market adjustment to inventory			(302)	—	—
Gain (loss) on derivative contracts			1,588	(1,095)	(11,984)
Compensation expense—profits interest awards			(19,517)	(885)	(3,452)

Income before provision for income taxes and equity income			$31,085	$85,837	$67,291

Global Brass and Copper Holdings, Inc.

Notes to Consolidated Financial Statements

(All amounts in thousands, except per share data)

(A)	Excludes accretion income of $724 in each of the years ended December 31, 2012, 2011 and 2010. Equity method investment income is exclusive to Olin Brass.

	Year Ended December 31,
	2012	2011	2010
Depreciation and amortization
Olin Brass	$3,849	$2,622	$1,624
Chase	2,521	1,921	1,200
Oster	247	196	147
Corporate and Eliminations	317	20	—

Total depreciation and amortization	$6,934	$4,759	$2,971

LIFO liquidation gain/(loss)
Olin Brass	$175	$8,401	$23,253
Chase	1,623	—	75
Oster	4,478	7,050	(48)
Corporate and Eliminations	(1,501)	(215)	(2,271)

Total LIFO liquidation gain	$4,775	$15,236	$21,009

Capital expenditures
Olin Brass	$12,455	$10,818	$3,999
Chase	6,846	10,171	7,377
Oster	558	505	551
Corporate and Eliminations	549	946	—

Total capital expenditures	$20,408	$22,440	$11,927

Summarized geographic information is shown in the following table. Net sales are attributed to individual countries based on the location from which the products are shipped. No customer represented 10 percent or more of consolidated revenues in 2012, 2011 or 2010.

	Year Ended December 31,
	2012	2011	2010
Net sales:
United States	$1,556,865	$1,691,007	$1,567,472
Asia Pacific	53,668	54,638	62,358
Mexico	39,987	33,498	28,899

Total net sales	$1,650,520	$1,779,143	$1,658,729

Substantially all long-lived assets are maintained in the United States.

19.	Condensed Consolidating Financial Information

In June 2012, Holdings (presented as “Parent” in the following tables), through its wholly-owned principal operating subsidiary, GBC (presented as “Issuer” in the following tables), issued Senior Secured Notes as further described in note 10. The Senior Secured Notes are jointly and severally

Global Brass and Copper Holdings, Inc.

Notes to Consolidated Financial Statements

(All dollar amounts in thousands)

guaranteed on a senior secured basis by Holdings and substantially all existing 100%-owned U.S. subsidiaries of GBC (collectively, the “Guarantors”). The guarantees are full and unconditional, except that a Guarantor can be automatically released and relieved of its obligations under certain customary provisions contained in the indenture governing the Senior Secured Notes. Under these customary provisions, a Guarantor is automatically released from its obligations as a guarantor upon the sale of the Guarantor or substantially all of its assets to a third party, the designation of the Guarantor as an unrestricted subsidiary in accordance with the terms of the indenture, the release or discharge of all guarantees by such Guarantor and the repayment of all indebtedness, or upon the Issuer’s exercise of its legal defeasance option or covenant defeasance option or if the obligations under the indenture are discharged in accordance with the terms of the indenture. All other subsidiaries of GBC, whether direct or indirect, do not guarantee the Senior Secured Notes (collectively, the “Non-Guarantors”).

Holdings is also a guarantor of the asset-based revolving loan facility (the “ABL Facility”) and substantially all of its 100%-owned U.S. subsidiaries are borrowers under, or guarantors of, the ABL Facility on a senior secured basis.

The following condensed consolidating financial information presents the financial position, results of operations, comprehensive income and cash flows of (1) the Parent, (2) the Issuer, (3) the Guarantors, (4) the Non-Guarantors and (5) eliminations to arrive at the information for Holdings on a consolidated basis. The condensed consolidating financial information presented below is not necessarily indicative of the financial position, results of operations, comprehensive income or cash flows of the Parent, the Issuer, the Guarantors or the Non-Guarantors on a stand-alone basis.

Global Brass and Copper Holdings, Inc.

Notes to Consolidated Financial Statements

(All dollar amounts in thousands)

Global Brass and Copper Holdings, Inc.

Condensed Consolidating Balance Sheet

December 31, 2012

	Parent	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Assets
Current assets:
Cash	$—	$8,537	$—	$5,446	$(121)	$13,862
Accounts receivable, net of allowance	—	4,630	144,533	15,154	—	164,317
Inventories	—	343	158,713	15,885	(563)	174,378
Prepaid expenses and other current assets	—	9,229	2,600	312	—	12,141
Deferred income taxes	—	33,465	—	—	—	33,465
Income tax receivable, net	—	1,656	—	—	(356)	1,300

Total current assets	—	57,860	305,846	36,797	(1,040)	399,463
Property, plant and equipment, net	—	1,154	69,646	327	—	71,127
Investment in joint venture	—	—	2,972	—	—	2,972
Investment in subsidiaries	—	522,912	19,850	—	(542,762)	—
Intercompany accounts	—	—	223,081	—	(223,081)	—
Goodwill	—	—	4,399	—	—	4,399
Intangible assets, net	—	—	839	—	—	839
Deferred income taxes	—	6,138	—	—	—	6,138
Other noncurrent assets	—	17,115	640	—	—	17,755

Total assets	$—	$605,179	$627,273	$37,124	$(766,883)	$502,693

Liabilities and (deficit) / equity
Current liabilities:
Accounts payable	$—	$1,398	$77,390	$2,910	$(121)	$81,577
Accrued liabilities	—	20,592	26,971	861	—	48,424
Accrued interest	—	3,287	—	—	—	3,287
Income taxes payable	—	248	—	356	(356)	248

Total current liabilities	—	25,525	104,361	4,127	(477)	133,536
Long-term debt	—	389,522	—	—	—	389,522
Other noncurrent liabilities	—	27,436	—	—	—	27,436
Obligations and advances in excess of investment in subsidiary	42,522	—	—	—	(42,522)	—
Intercompany accounts	8,829	205,218	—	9,597	(223,644)	—

Total liabilities	51,351	647,701	104,361	13,724	(266,643)	550,494

Commitments and contingencies	—	—	—	—	—	—
Global Brass and Copper Holdings, Inc. stockholder’s (deficit) / equity	(51,351)	(42,522)	522,912	19,850	(500,240)	(51,351)
Noncontrolling interest	—	—	—	3,550	—	3,550

Total (deficit) / equity	(51,351)	(42,522)	522,912	23,400	(500,240)	(47,801)

Total liabilities and (deficit) / equity	$—	$605,179	$627,273	$37,124	$(766,883)	$502,693

Global Brass and Copper Holdings, Inc.

Notes to Consolidated Financial Statements

(All dollar amounts in thousands)

Global Brass and Copper Holdings, Inc.

Condensed Consolidating Balance Sheet

December 31, 2011

	Parent	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Assets
Current assets:
Cash	$—	$45,302	$—	$4,648	$(413)	$49,537
Accounts receivable, net of allowance	—	4,184	145,083	12,448	—	161,715
Inventories	—	218	174,429	11,921	(621)	185,947
Prepaid expenses and other current assets	—	17,916	2,245	135	(384)	19,912
Deferred income taxes	—	29,027	—	—	—	29,027
Income tax receivable, net	—	5,204	128	—	(286)	5,046

Total current assets	—	101,851	321,885	29,152	(1,704)	451,184
Property, plant and equipment, net	—	923	56,322	311	—	57,556
Investment in joint venture	—	—	3,507	—	—	3,507
Investment in subsidiaries	85,020	393,708	13,351	—	(492,079)	—
Intercompany accounts	—	—	92,889	—	(92,889)	—
Goodwill	—	—	4,399	—	—	4,399
Intangible assets, net	—	—	951	—	—	951
Deferred income taxes	—	19,970	—	—	—	19,970
Other noncurrent assets	—	9,963	1,210	—	—	11,173

Total assets	$85,020	$526,415	$494,514	$29,463	$(586,672)	$548,740

Liabilities and (deficit) / equity
Current liabilities:
Current maturities of long-term debt	$—	$31,880	$—	$—	$—	$31,880
Accounts payable	—	—	76,190	2,495	(797)	77,888
Accrued liabilities	—	23,202	24,616	786	—	48,604
Accrued interest	—	4,069	—	—	—	4,069
Income taxes payable	—	300	—	286	(286)	300

Total current liabilities	—	59,451	100,806	3,567	(1,083)	162,741
Long-term debt	—	271,698	—	—	—	271,698
Other noncurrent liabilities	—	31,641	—	—	—	31,641
Intercompany accounts	5,528	78,605	—	9,377	(93,510)	—

Total liabilities	5,528	441,395	100,806	12,944	(94,593)	466,080

Commitments and contingencies	—	—	—	—	—	—
Global Brass and Copper Holdings, Inc. stockholder’s (deficit) / equity	79,492	85,020	393,708	13,351	(492,079)	79,492
Noncontrolling interest	—	—	—	3,168	—	3,168

Total (deficit) / equity	79,492	85,020	393,708	16,519	(492,079)	82,660

Total liabilities and (deficit) / equity	$85,020	$526,415	$494,514	$29,463	$(586,672)	$548,740

Global Brass and Copper Holdings, Inc.

Notes to Consolidated Financial Statements

(All dollar amounts in thousands)

Global Brass and Copper Holdings, Inc.

Condensed Consolidating Statement of Operations

Year Ended December 31, 2012

	Parent	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net sales	$—	$—	$1,584,301	$93,655	$(27,436)	$1,650,520
Cost of sales	—	83	1,409,588	85,099	(27,436)	1,467,334

Gross profit (loss)	—	(83)	174,713	8,556	—	183,186
Selling, general and administrative expenses	1,427	30,756	57,879	2,579	—	92,641

Operating income (loss)	(1,427)	(30,839)	116,834	5,977	—	90,545
Interest expense	—	39,730	(3)	—	—	39,727
Loss on extinguishment of debt	—	19,612	—	—	—	19,612
Other (income) expense, net	—	766	(120)	(525)	—	121

Income (loss) before provision for income taxes and equity income	(1,427)	(90,947)	116,957	6,502	—	31,085
Provision for (benefit from) income taxes	(550)	(30,066)	47,828	1,973	—	19,185

Income (loss) before equity income	(877)	(60,881)	69,129	4,529	—	11,900
Equity income, net of tax	13,398	74,279	5,150	—	(91,832)	995

Net income	12,521	13,398	74,279	4,529	(91,832)	12,895
Less: Net income attributable to noncontrolling interest	—	—	—	374	—	374

Net income attributable to Global Brass and Copper Holdings, Inc.	$12,521	$13,398	$74,279	$4,155	$(91,832)	$12,521

Global Brass and Copper Holdings, Inc.

Notes to Consolidated Financial Statements

(All dollar amounts in thousands)

Global Brass and Copper Holdings, Inc.

Condensed Consolidating Statement of Operations

Year Ended December 31, 2011

	Parent	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net sales	$—	$—	$1,713,367	$88,136	$(22,360)	$1,779,143
Cost of sales	—	735	1,523,655	81,443	(22,360)	1,583,473

Gross profit (loss)	—	(735)	189,712	6,693	—	195,670
Selling, general and administrative expenses	1,650	15,721	49,451	2,569	—	69,391

Operating income (loss)	(1,650)	(16,456)	140,261	4,124	—	126,279
Interest expense	—	39,950	60	—	—	40,010
Other (income) expense, net	—	292	317	(177)	—	432

Income (loss) before provision for income taxes and equity income	(1,650)	(56,698)	139,884	4,301	—	85,837
Provision for (benefit from) income taxes	(635)	(20,765)	51,662	1,175	—	31,437

Income (loss) before equity income	(1,015)	(35,933)	88,222	3,126	—	54,400
Equity income, net of tax	56,147	92,080	3,858	—	(151,197)	888

Net income	55,132	56,147	92,080	3,126	(151,197)	55,288
Less: Net income attributable to noncontrolling interest	—	—	—	156	—	156

Net income attributable to Global Brass and Copper Holdings, Inc.	$55,132	$56,147	$92,080	$2,970	$(151,197)	$55,132

Global Brass and Copper Holdings, Inc.

Notes to Consolidated Financial Statements

(All dollar amounts in thousands)

Global Brass and Copper Holdings, Inc.

Condensed Consolidating Statement of Operations

Year Ended December 31, 2010

	Parent	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net sales	$—	$—	$1,599,714	$91,256	$(32,241)	$1,658,729
Cost of sales	—	16,759	1,428,661	83,516	(32,241)	1,496,695

Gross profit (loss)	—	(16,759)	171,053	7,740	—	162,034
Selling, general and administrative expenses	1,102	12,337	52,988	2,430	—	68,857

Operating income (loss)	(1,102)	(29,096)	118,065	5,310	—	93,177
Interest expense	—	25,070	6	—	—	25,076
Other (income) expense, net	—	668	219	(77)	—	810

Income (loss) before provision for income taxes and equity income	(1,102)	(54,834)	117,840	5,387	—	67,291
Provision for (benefit from) income taxes	(424)	(20,214)	46,093	1,221	—	26,676

Income (loss) before equity income	(678)	(34,620)	71,747	4,166	—	40,615
Equity income, net of tax	42,311	76,931	5,184	—	(122,896)	1,530

Net income	41,633	42,311	76,931	4,166	(122,896)	42,145
Less: Net income attributable to noncontrolling interest	—	—	—	512	—	512

Net income attributable to Global Brass and Copper Holdings, Inc.	$41,633	$42,311	$76,931	$3,654	$(122,896)	$41,633

Global Brass and Copper Holdings, Inc.

Notes to Consolidated Financial Statements

(All dollar amounts in thousands)

Global Brass and Copper Holdings, Inc.

Condensed Consolidating Statement of Comprehensive Income

Year Ended December 31, 2012

	Parent	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net income	$12,521	$13,398	$74,279	$4,529	$(91,832)	$12,895
Other comprehensive income (loss):
Foreign currency translation adjustment	(457)	(457)	(521)	1,060	(74)	(449)

Comprehensive income	12,064	12,941	73,758	5,589	(91,906)	12,446
Less: Comprehensive income attributable to noncontrolling interest	—	—	—	382	—	382

Comprehensive income attributable to Global Brass and Copper Holdings, Inc.	$12,064	$12,941	$73,758	$5,207	$(91,906)	$12,064

Global Brass and Copper Holdings, Inc.

Notes to Consolidated Financial Statements

(All dollar amounts in thousands)

Global Brass and Copper Holdings, Inc.

Condensed Consolidating Statement of Comprehensive Income

Year Ended December 31, 2011

	Parent	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net income	$55,132	$56,147	$92,080	$3,126	$(151,197)	$55,288
Other comprehensive income (loss):
Foreign currency translation adjustment	362	362	415	(417)	(253)	469

Comprehensive income	55,494	56,509	92,495	2,709	(151,450)	55,757
Less: Comprehensive income attributable to noncontrolling interest	—	—	—	263	—	263

Comprehensive income attributable to Global Brass and Copper Holdings, Inc.	$55,494	$56,509	$92,495	$2,446	$(151,450)	$55,494

Global Brass and Copper Holdings, Inc.

Notes to Consolidated Financial Statements

(All dollar amounts in thousands)

Global Brass and Copper Holdings, Inc.

Condensed Consolidating Statement of Comprehensive Income

Year Ended December 31, 2010

	Parent	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net income	$41,633	$42,311	$76,931	$4,166	$(122,896)	$42,145
Other comprehensive income (loss):
Foreign currency translation adjustment	442	442	1,430	(1,741)	(60)	513

Comprehensive income	42,075	42,753	78,361	2,425	(122,956)	42,658
Less: Comprehensive income attributable to noncontrolling interest	—	—	—	583	—	583

Comprehensive income attributable to Global Brass and Copper Holdings, Inc.	$42,075	$42,753	$78,361	$1,842	$(122,956)	$42,075

Global Brass and Copper Holdings, Inc.

Notes to Consolidated Financial Statements

(All dollar amounts in thousands)

Global Brass and Copper Holdings, Inc.

Condensed Consolidating Statement of Cash Flows

Year Ended December 31, 2012

	Parent	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Cash flows from operating activities
Net cash provided by operating activities	$73,624	$58,118	$19,781	$1,299	$(70,908)	$81,914
Cash flows from investing activities
Capital expenditures	—	(549)	(19,813)	(46)	—	(20,408)
Capital distributions from subsidiary	86,376	—	—	—	(86,376)	—
Payable to subsidiaries	2,424	—	—	—	(2,424)	—
Other	—	—	32	—	—	32

Net cash provided by (used in) investing activities	88,800	(549)	(19,781)	(46)	(88,800)	(20,376)
Cash flows from financing activities
Deferred financing fees	—	(12,981)	—	—	—	(12,981)
Proceeds from senior secured notes	—	375,000	—	—	—	375,000
Payments on term loan	—	(310,875)	—	—	—	(310,875)
Borrowings on ABL Facility	—	204,275	—	—	—	204,275
Payments on ABL Facility	—	(189,753)	—	—	—	(189,753)
Distributions to stockholder	(160,000)	(160,000)	—	—	160,000	(160,000)
Amounts due from stockholder	(2,424)	—	—	—	—	(2,424)

Net cash used in financing activities	(162,424)	(94,334)	—	—	160,000	(96,758)
Effect of foreign currency exchange rate changes	—	—	—	(455)	—	(455)

Net (decrease) increase in cash	—	(36,765)	—	798	292	(35,675)
Cash at beginning of year	—	45,302	—	4,648	(413)	49,537

Cash at end of year	$—	$8,537	$—	$5,446	$(121)	$13,862

Global Brass and Copper Holdings, Inc.

Notes to Consolidated Financial Statements

(All dollar amounts in thousands)

Global Brass and Copper Holdings, Inc.

Condensed Consolidating Statement of Cash Flows

Year Ended December 31, 2011

	Parent	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Cash flows from operating activities
Net cash provided by operating activities	$—	$37,381	$22,250	$2,687	$2,530	$64,848
Cash flows from investing activities
Capital expenditures	—	(946)	(21,429)	(65)	—	(22,440)
Payable to subsidiaries	2,451	—	—	—	(2,451)	—
Other	—	—	95	2	—	97

Net cash provided by (used in) investing activities	2,451	(946)	(21,334)	(63)	(2,451)	(22,343)
Cash flows from financing activities
Deferred financing fees	—	(1,675)	—	—	—	(1,675)
Payments on term loan	—	(3,300)	—	—	—	(3,300)
Borrowings on ABL Facility	—	168,021	—	—	—	168,021
Payments on ABL Facility	—	(168,021)	—	—	—	(168,021)
Principal payments under capital lease obligation	—	—	(916)	—	—	(916)
Amounts due from stockholder	(2,451)	—	—	—	—	(2,451)

Net cash used in financing activities	(2,451)	(4,975)	(916)	—	—	(8,342)
Effect of foreign currency exchange rate changes	—	—	—	(149)	—	(149)

Net increase in cash	—	31,460	—	2,475	79	34,014
Cash at beginning of year	—	13,842	—	2,173	(492)	15,523

Cash at end of year	$—	$45,302	$—	$4,648	$(413)	$49,537

Global Brass and Copper Holdings, Inc.

Notes to Consolidated Financial Statements

(All dollar amounts in thousands)

Global Brass and Copper Holdings, Inc.

Condensed Consolidating Statement of Cash Flows

Year Ended December 31, 2010

	Parent	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Cash flows from operating activities
Net cash provided by operating activities	$42,500	$60,079	$9,237	$590	$(42,992)	$69,414
Cash flows from investing activities
Capital expenditures	—	—	(11,664)	(263)	—	(11,927)
Other	—	—	39	—	—	39

Net cash provided by (used in) investing activities	—	—	(11,625)	(263)	—	(11,888)
Cash flows from financing activities
Deferred financing fees	—	(15,131)	—	—	—	(15,131)
Proceeds from term loan	—	305,550	—	—	—	305,550
Payments on term loan	—	(825)	—	—	—	(825)
Borrowings on ABL Facility	—	1,096,578	—	—	—	1,096,578
Payments on ABL Facility	—	(1,272,197)	—	—	—	(1,272,197)
Principal payments under capital lease obligation	—	—	(52)	—	—	(52)
Payments on related party debt	—	(119,805)	—	—	—	(119,805)
Distribution to stockholder	(42,500)	(42,500)	—	—	42,500	(42,500)
Cash overdrafts	—	(1,228)	—	—	—	(1,228)

Net cash used in financing activities	(42,500)	(49,558)	(52)	—	42,500	(49,610)
Effect of foreign currency exchange rate changes	—	—	—	(225)	—	(225)

Net increase (decrease) in cash	—	10,521	(2,440)	102	(492)	7,691
Cash at beginning of year	—	3,321	2,440	2,071	—	7,832

Cash at end of year	$—	$13,842	$—	$2,173	$(492)	$15,523

Global Brass and Copper Holdings, Inc.

Notes to Consolidated Financial Statements

(All amounts in thousands, except per share data)

20.	Stock Split

On April 10, 2013 the Company’s Board of Directors authorized a 211,100-to-1 stock split to be effected after the effective date of the Company’s Form S-1 Registration Statement and prior to the completion of the Company’s IPO. On May 29, 2013, the Company completed its IPO. The share numbers and per share amounts disclosed in the consolidated financial statements and notes to consolidated financial statements have been retroactively adjusted to give effect to the stock split.

The balance sheets have been retroactively adjusted for the impact of the stock split by an increase to common stock of $211 with an offsetting charge to accumulated deficit.

21.	Quarterly Financial Information (Unaudited)

	2012
	First Quarter (A)	Second Quarter (A)		Third Quarter (A)	Fourth Quarter
Net sales	$443,391	$416,979		$393,977	$396,173
Gross profit	49,954	47,121		44,397	41,714	(C)
Income (loss) before provision for (benefit from) income taxes and equity income	21,971	(21,063	) (B)	17,645	12,532
Net income (loss)	14,047	(19,891)		11,137	7,602
Net income (loss) attributable to Global Brass and Copper Holdings, Inc.	13,993	(20,005)		11,032	7,501
Net income (loss) attributable to Global Brass and Copper Holdings, Inc. per common share:
Basic	0.66	(0.95)		0.52	0.36

	2011
	First Quarter (A)	Second Quarter (A)		Third Quarter (A)	Fourth Quarter (A)
Net sales	$492,915	$473,251		$439,500	$373,477
Gross profit	50,026	44,231		38,077	63,336	(D)
Income before provision for income taxes and equity income	21,712	17,498		10,779	35,848
Net income	14,170	10,268		7,280	23,570
Net income attributable to Global Brass and Copper Holdings, Inc.	14,058	10,201		7,283	23,590
Net income attributable to Global Brass and Copper Holdings, Inc. per common share:
Basic	0.67	0.48		0.35	1.12

(A)	The above data have been adjusted for prior period revisions discussed in note 2, “Summary of Significant Accounting Policies” and as illustrated in note 22, “Revision of Prior Period Financial Statements (Unaudited)”.
(B)	Includes $19,612 loss on debt extinguishment and $19,517 profits interest compensation expense.
(C)	Includes $4,775 gain from liquidation of LIFO inventory layers.
(D)	Includes $15,236 gain from liquidation of LIFO inventory layers.

Global Brass and Copper Holdings, Inc.

Notes to Consolidated Financial Statements

(All amounts in thousands, except per share data)

22.	Revision of Prior Period Financial Statements (Unaudited)

As discussed in note 2 “Summary of Significant Accounting Policies”, during 2012, the Company identified and corrected certain errors. A summary of the revisions to the consolidated financial statements during the interim periods is as follows:

	As Previously Reported	Adjustment	As Revised
Consolidated Balance Sheet
	March 31, 2011
Inventories	$202,745	$(230)	$202,515
Prepaid expenses and other current assets	23,623	7,478	31,101
Deferred income tax assets—current	27,143	1,251	28,394
Income tax receivable	2,666	327	2,993
Total current assets	501,575	8,826	510,401
Property, plant and equipment, net	42,475	112	42,587
Deferred income tax assets—noncurrent	32,867	(347)	32,520
Total assets	601,811	8,591	610,402
Accrued liabilities	65,352	7,240	72,592
Income tax payable	—	398	398
Total current liabilities	193,688	7,638	201,326
Total liabilities	559,825	7,638	567,463
Retained earnings	26,691	953	27,644
Total Global Brass and Copper Holdings, Inc. stockholder’s equity	38,954	953	39,907
Total equity	41,987	953	42,940
Total liabilities and equity	601,811	8,591	610,402
Consolidated Statement of Operations
	Three Months Ended March 31, 2011
Cost of sales	$442,383	$506	$442,889
Gross profit	50,532	(506)	50,026
Operating income	31,672	(506)	31,166
Third party interest expense	9,562	(112)	9,450
Income before provision for income taxes and equity income	22,106	(394)	21,712
Provision for income taxes	7,956	(116)	7,840
Income before equity income	14,150	(278)	13,872
Net income	14,448	(278)	14,170
Net income attributable to Global Brass and Copper Holdings, Inc.	14,336	(278)	14,058
Net income attributable to Global Brass and Copper Holdings, Inc. per common share:
Basic	$0.68	$(0.01)	$0.67
Consolidated Statement of Comprehensive Income
	Three Months Ended March 31, 2011
Net income	$14,448	$(278)	$14,170
Comprehensive income	14,771	(278)	14,493
Comprehensive income attributable to Global Brass and Copper Holdings, Inc.	14,643	(278)	14,365

Global Brass and Copper Holdings, Inc.

Notes to Consolidated Financial Statements

(All amounts in thousands, except per share data)

	As Previously Reported	Adjustment	As Revised
Consolidated Statement of Changes in Equity
	Three Months Ended March 31, 2011
Net income	$14,448	$(278)	$14,170
Net income attributable to Global Brass and Copper Holdings, Inc.	14,336	(278)	14,058
Retained earnings—Balance, March 31, 2011	26,691	953	27,644
Total Global Brass and Copper Holdings, Inc. stockholder’s equity—Balance, March 31, 2011	38,954	953	39,907
Total equity—Balance, March 31, 2011	41,987	953	42,940
Consolidated Statement of Cash Flows
	Three Months Ended March 31, 2011
Cash flows from operating activities:
Net cash used in operating activities	$(22,494)	$112	$(22,382)
Cash flows from investing activities:
Capital expenditures	(3,476)	(112)	(3,588)
Net cash used in investing activities	(3,476)	(112)	(3,588)
Consolidated Balance Sheet
	June 30, 2011
Inventories	$169,137	$(402)	$168,735
Prepaid expenses and other current assets	13,989	8,212	22,201
Deferred income tax assets—current	25,823	1,230	27,053
Income tax receivable	2,147	(343)	1,804
Total current assets	464,534	8,697	473,231
Property, plant and equipment, net	47,507	273	47,780
Deferred income tax assets—noncurrent	32,450	(529)	31,921
Total assets	565,534	8,441	573,975
Accrued liabilities	55,849	7,465	63,314
Total current liabilities	176,521	7,465	183,986
Total liabilities	514,032	7,465	521,497
Retained earnings	36,869	976	37,845
Total Global Brass and Copper Holdings, Inc. stockholder’s equity	48,371	976	49,347
Total equity	51,502	976	52,478
Total liabilities and equity	565,534	8,441	573,975

Global Brass and Copper Holdings, Inc.

Notes to Consolidated Financial Statements

(All amounts in thousands, except per share data)

	As Previously Reported	Adjustment	As Revised
Consolidated Statements of Operations
	Three Months Ended June 30, 2011
Cost of sales	$429,357	$(337)	$429,020
Gross profit	43,894	337	44,231
Operating income	27,411	337	27,748
Third party interest expense	11,149	(161)	10,988
Income before provision for income taxes and equity income	17,000	498	17,498
Provision for income taxes	6,783	475	7,258
Income before equity income	10,217	23	10,240
Net income	10,245	23	10,268
Net income attributable to Global Brass and Copper Holdings, Inc.	10,178	23	10,201
Net income attributable to Global Brass and Copper Holdings, Inc. per common share:
Basic	$0.48	$—	$0.48

	Six Months Ended June 30, 2011
Cost of sales	$871,740	$169	$871,909
Gross profit	94,426	(169)	94,257
Operating income	59,083	(169)	58,914
Third party interest expense	20,711	(273)	20,438
Income before provision for income taxes and equity income	39,106	104	39,210
Provision for income taxes	14,739	359	15,098
Income before equity income	24,367	(255)	24,112
Net income	24,693	(255)	24,438
Net income attributable to Global Brass and Copper Holdings, Inc.	24,514	(255)	24,259
Net income attributable to Global Brass and Copper Holdings, Inc. per common share:
Basic	$1.16	$(0.01)	$1.15
Consolidated Statements of Comprehensive Income
	Three Months Ended June 30, 2011
Net income	$10,245	$23	$10,268
Comprehensive income	10,452	23	10,475
Comprehensive income attributable to Global Brass and Copper Holdings, Inc.	10,354	23	10,377

	Six Months Ended June 30, 2011
Net income	$24,693	$(255)	$24,438
Comprehensive income	25,223	(255)	24,968
Comprehensive income attributable to Global Brass and Copper Holdings, Inc.	24,997	(255)	24,742

Global Brass and Copper Holdings, Inc.

Notes to Consolidated Financial Statements

(All amounts in thousands, except per share data)

	As Previously Reported	Adjustment	As Revised
Consolidated Statement of Changes in Equity
	Six Months Ended June 30, 2011
Net income	$24,693	$(255)	$24,438
Net income attributable to Global Brass and Copper Holdings, Inc.	24,514	(255)	24,259
Retained earnings—Balance, June 30, 2011	36,869	976	37,845
Total Global Brass and Copper Holdings, Inc. stockholder’s equity—Balance, June 30, 2011	48,371	976	49,347
Total equity—Balance, June 30, 2011	51,502	976	52,478
Consolidated Statement of Cash Flows
	Six Months Ended June 30, 2011
Cash flows from operating activities:
Net cash provided by operating activities	$32,428	$273	$32,701
Cash flows from investing activities:
Capital expenditures	(9,709)	(273)	(9,982)
Net cash used in investing activities	(9,683)	(273)	(9,956)
Consolidated Balance Sheet
	September 30, 2011
Inventories	$163,880	$(388)	$163,492
Prepaid expenses and other current assets	24,752	994	25,746
Deferred income tax assets—current	26,658	1,058	27,716
Income tax receivable	3,612	(352)	3,260
Total current assets	462,786	1,312	464,098
Property, plant and equipment, net	51,589	478	52,067
Deferred income tax assets—noncurrent	31,903	(646)	31,257
Total assets	565,819	1,144	566,963
Accounts payable	107,971	(12)	107,959
Accrued liabilities	59,526	(235)	59,291
Total current liabilities	175,291	(247)	175,044
Total liabilities	507,655	(247)	507,408
Retained earnings	43,737	1,391	45,128
Total Global Brass and Copper Holdings, Inc. stockholder’s equity	54,991	1,391	56,382
Total equity	58,164	1,391	59,555
Total liabilities and equity	565,819	1,144	566,963

Global Brass and Copper Holdings, Inc.

Notes to Consolidated Financial Statements

(All amounts in thousands, except per share data)

	As Previously Reported	Adjustment	As Revised
Consolidated Statements of Operations
	Three Months Ended September 30, 2011
Cost of sales	$401,931	$(508)	$401,423
Gross profit	37,569	508	38,077
Operating income	20,471	508	20,979
Third party interest expense	10,159	(205)	9,954
Income before provision for income taxes and equity income	10,066	713	10,779
Provision for income taxes	3,428	298	3,726
Income before equity income	6,638	415	7,053
Net income	6,865	415	7,280
Net income attributable to Global Brass and Copper Holdings, Inc.	6,868	415	7,283
Net income attributable to Global Brass and Copper Holdings, Inc. per common share:
Basic	$0.33	$0.02	$0.35

	Nine Months Ended September 30, 2011
Cost of sales	$1,273,671	$(339)	$1,273,332
Gross profit	131,995	339	132,334
Operating income	79,554	339	79,893
Third party interest expense	30,870	(478)	30,392
Income before provision for income taxes and equity income	49,172	817	49,989
Provision for income taxes	18,167	657	18,824
Income before equity income	31,005	160	31,165
Net income	31,558	160	31,718
Net income attributable to Global Brass and Copper Holdings, Inc.	31,382	160	31,542
Net income attributable to Global Brass and Copper Holdings, Inc. per common share:
Basic	$1.49	$—	$1.49
Consolidated Statements of Comprehensive Income
	Three Months Ended September 30, 2011
Net income	$6,865	$415	$7,280
Comprehensive income	6,955	415	7,370
Comprehensive income attributable to Global Brass and Copper Holdings, Inc.	6,913	415	7,328

	Nine Months Ended September 30, 2011
Net income	$31,558	$160	$31,718
Comprehensive income	32,178	160	32,338
Comprehensive income attributable to Global Brass and Copper Holdings, Inc.	31,910	160	32,070

Global Brass and Copper Holdings, Inc.

Notes to Consolidated Financial Statements

(All amounts in thousands, except per share data)

	As Previously Reported	Adjustment	As Revised
Consolidated Statement of Changes in Equity
	Nine Months Ended September 30, 2011
Net income	$31,558	$160	$31,718
Net income attributable to Global Brass and Copper Holdings, Inc.	31,382	160	31,542
Retained earnings—Balance, September 30, 2011	43,737	1,391	45,128
Total Global Brass and Copper Holdings, Inc. stockholder’s equity—Balance, September 30, 2011	54,991	1,391	56,382
Total equity—Balance, September 30, 2011	58,164	1,391	59,555
Consolidated Statement of Cash Flows
	Nine Months Ended September 30, 2011
Cash flows from operating activities:
Net cash provided by operating activities	$44,367	$478	$44,845
Cash flows from investing activities:
Capital expenditures	(15,062)	(478)	(15,540)
Net cash used in investing activities	(14,992)	(478)	(15,470)
Consolidated Statement of Operations
	Three Months Ended December 31, 2011
Cost of sales	$309,254	$887	$310,141
Gross profit	64,223	(887)	63,336
Operating income	47,273	(887)	46,386
Third party interest expense	9,140	478	9,618
Income before provision for income taxes and equity income	37,213	(1,365)	35,848
Provision for income taxes	13,087	(474)	12,613
Income before equity income	24,126	(891)	23,235
Net income	24,461	(891)	23,570
Net income attributable to Global Brass and Copper Holdings, Inc.	24,481	(891)	23,590
Net income attributable to Global Brass and Copper Holdings, Inc. per common share:
Basic	$1.16	$(0.04)	$1.12
Consolidated Statement of Comprehensive Income
	Three Months Ended December 31, 2011
Net income	$24,461	$(891)	$23,570
Comprehensive income	24,310	(891)	23,419
Comprehensive income attributable to Global Brass and Copper Holdings, Inc.	24,315	(891)	23,424

Global Brass and Copper Holdings, Inc.

Notes to Consolidated Financial Statements

(All amounts in thousands, except per share data)

	As Previously Reported	Adjustment	As Revised
Consolidated Balance Sheet
	March 31, 2012
Accounts receivable, net of allowance	$202,756	$984	$203,740
Inventories	173,538	(861)	172,677
Deferred income tax assets—current	26,793	1,326	28,119
Income tax receivable	1,567	(162)	1,405
Total current assets	496,052	1,287	497,339
Deferred income tax assets—noncurrent	20,092	(294)	19,798
Total assets	593,912	993	594,905
Accounts payable	111,814	(389)	111,425
Income Tax payable	—	64	64
Accrued liabilities	47,080	1,284	48,364
Total current liabilities	194,498	959	195,457
Total liabilities	497,460	959	498,419
Retained earnings	82,677	34	82,711
Total Global Brass and Copper Holdings, Inc. stockholder’s equity	93,213	34	93,247
Total equity	96,452	34	96,486
Total liabilities and equity	593,912	993	594,905
Consolidated Statement of Operations
	Three Months Ended March 31, 2012
Cost of sales	$392,701	$736	$393,437
Gross profit	50,690	(736)	49,954
Operating income	32,767	(736)	32,031
Income before provision for income taxes and equity income	22,707	(736)	21,971
Provision for income taxes	8,468	(270)	8,198
Income before equity income	14,239	(466)	13,773
Net income	14,513	(466)	14,047
Net income attributable to Global Brass and Copper Holdings, Inc.	14,459	(466)	13,993
Net income attributable to Global Brass and Copper Holdings, Inc. per common share:
Basic	$0.68	$(0.02)	$0.66
Consolidated Statement of Comprehensive Income
	Three Months Ended March 31, 2012
Net income	$14,513	$(466)	$14,047
Comprehensive income	14,533	(466)	14,067
Comprehensive income attributable to Global Brass and Copper Holdings, Inc.	14,462	(466)	13,996

Global Brass and Copper Holdings, Inc.

Notes to Consolidated Financial Statements

(All amounts in thousands, except per share data)

	As Previously Reported	Adjustment	As Revised
Consolidated Statement of Changes in Equity
	Three Months Ended March 31, 2012
Net income	$14,513	$(466)	$14,047
Net income attributable to Global Brass and Copper Holdings, Inc.	14,459	(466)	13,993
Retained earnings—Balance, March 31, 2012	82,677	34	82,711
Total Global Brass and Copper Holdings, Inc. stockholder’s equity—Balance, March 31, 2012	93,213	34	93,247
Total equity—Balance, March 31, 2012	96,452	34	96,486
Consolidated Balance Sheet
	June 30, 2012
Accounts receivable, net of allowance	$192,326	$984	$193,310
Inventories	180,815	(811)	180,004
Deferred income tax assets—current	28,079	1,264	29,343
Income tax receivable	4,996	(476)	4,520
Total current assets	429,443	961	430,404
Deferred income tax assets—noncurrent	19,917	(260)	19,657
Total assets	538,522	701	539,223
Accounts payable	105,981	(1,396)	104,585
Accrued liabilities	39,590	984	40,574
Total current liabilities	148,919	(412)	148,507
Total liabilities	605,586	(412)	605,174
Accumulated deficit	(67,799)	1,113	(66,686)
Total Global Brass and Copper Holdings, Inc. stockholder’s deficit	(70,422)	1,113	(69,309)
Total deficit	(67,064)	1,113	(65,951)
Total liabilities and deficit	538,522	701	539,223
Consolidated Statements of Operations
	Three Months Ended June 30, 2012
Cost of sales	$371,213	$(1,355)	$369,858
Gross profit	45,766	1,355	47,121
Operating income	7,801	1,355	9,156
Loss before provision for income taxes and equity income	(22,418)	1,355	(21,063)
Benefit from income taxes	(1,247)	276	(971)
Income before equity income	(21,171)	1,079	(20,092)
Net loss	(20,970)	1,079	(19,891)
Net loss attributable to Global Brass and Copper Holdings, Inc.	(21,084)	1,079	(20,005)
Net loss attributable to Global Brass and Copper Holdings, Inc. per common share:
Basic	$(1.00)	$0.05	$(0.95)

Global Brass and Copper Holdings, Inc.

Notes to Consolidated Financial Statements

(All amounts in thousands, except per share data)

	As Previously Reported	Adjustment	As Revised
	Six Months Ended June 30, 2012
Cost of sales	$763,914	$(619)	$763,295
Gross profit	96,456	619	97,075
Operating income	40,568	619	41,187
Income before provision for income taxes and equity income	289	619	908
Provision for income taxes	7,221	6	7,227
Loss before equity income	(6,932)	613	(6,319)
Net loss	(6,457)	613	(5,844)
Net loss attributable to Global Brass and Copper Holdings, Inc.	(6,625)	613	(6,012)
Net loss attributable to Global Brass and Copper Holdings, Inc. per common share:
Basic	$(0.31)	$0.03	$(0.28)
Consolidated Statements of Comprehensive Loss
	Three Months Ended June 30, 2012
Net loss	$(20,970)	$1,079	$(19,891)
Comprehensive loss	(21,113)	1,079	(20,034)
Comprehensive loss attributable to Global Brass and Copper Holdings, Inc.	(21,232)	1,079	(20,153)

	Six Months Ended June 30, 2012
Net loss	$(6,457)	$613	$(5,844)
Comprehensive loss	(6,580)	613	(5,967)
Comprehensive loss attributable to Global Brass and Copper Holdings, Inc.	(6,770)	613	(6,157)
Consolidated Statement of Changes in Equity
	Six Months Ended June 30, 2012
Net loss	$(6,457)	$613	$(5,844)
Net loss attributable to Global Brass and Copper Holdings, Inc.	(6,625)	613	(6,012)
Accumulated deficit—Balance, June 30, 2012	(67,799)	1,113	(66,686)
Total Global Brass and Copper Holdings, Inc. stockholder’s deficit—Balance, June 30, 2012	(70,422)	1,113	(69,309)
Total deficit—Balance, June 30, 2012	(67,064)	1,113	(65,951)

Global Brass and Copper Holdings, Inc.

Notes to Consolidated Financial Statements

(All amounts in thousands, except per share data)

	As Previously Reported	Adjustment	As Revised
Consolidated Balance Sheet
	September 30, 2012
Accounts receivable, net of allowance	$210,654	$984	$211,638
Deferred income tax assets—current	25,390	971	26,361
Income tax receivable	648	(174)	474
Total current assets	445,517	1,781	447,298
Deferred income tax assets—noncurrent	17,350	(310)	17,040
Total assets	554,198	1,471	555,669
Accrued liabilities	58,620	984	59,604
Income tax payable	—	58	58
Total current liabilities	179,553	1,042	180,595
Total liabilities	609,685	1,042	610,727
Accumulated deficit	(56,083)	429	(55,654)
Total Global Brass and Copper Holdings, Inc. stockholder’s deficit	(58,928)	429	(58,499)
Total deficit	(55,487)	429	(55,058)
Total liabilities and deficit	554,198	1,471	555,669
Consolidated Statements of Operations
	Three Months Ended September 30, 2012
Cost of sales	$348,995	$585	$349,580
Gross profit	44,982	(585)	44,397
Operating income	27,629	(585)	27,044
Income before provision for income taxes and equity income	18,230	(585)	17,645
Provision for income taxes	6,670	99	6,769
Income before equity income	11,560	(684)	10,876
Net income	11,821	(684)	11,137
Net income attributable to Global Brass and Copper Holdings, Inc.	11,716	(684)	11,032
Net income attributable to Global Brass and Copper Holdings, Inc. per common share:
Basic	$0.55	$(0.03)	$0.52

	Nine Months Ended September 30, 2012
Cost of sales	$1,112,909	$(34)	$1,112,875
Gross profit	141,438	34	141,472
Operating income	68,197	34	68,231
Income before provision for income taxes and equity income	18,519	34	18,553
Provision for income taxes	13,891	105	13,996
Income before equity income	4,628	(71)	4,557
Net income	5,364	(71)	5,293
Net income attributable to Global Brass and Copper Holdings, Inc.	5,091	(71)	5,020
Net income attributable to Global Brass and Copper Holdings, Inc. per common share:
Basic	$0.24	$—	$0.24

Global Brass and Copper Holdings, Inc.

Notes to Consolidated Financial Statements

(All amounts in thousands, except per share data)

	As Previously Reported	Adjustment	As Revised
Consolidated Statements of Comprehensive Income
	Three Months Ended September 30, 2012
Net income	$11,821	$(684)	$11,137
Comprehensive income	11,814	(684)	11,130
Comprehensive income attributable to Global Brass and Copper Holdings, Inc.	11,731	(684)	11,047

	Nine Months Ended September 30, 2012
Net income	$5,364	$(71)	$5,293
Comprehensive income	5,234	(71)	5,163
Comprehensive income attributable to Global Brass and Copper Holdings, Inc.	4,961	(71)	4,890
Consolidated Statement of Changes in Equity
	Nine Months Ended September 30, 2012
Net income	$5,364	$(71)	$5,293
Net income attributable to Global Brass and Copper Holdings, Inc.	5,091	(71)	5,020
Accumulated deficit—Balance, September 30, 2012	(56,083)	429	(55,654)
Total Global Brass and Copper Holdings, Inc. stockholder’s deficit—Balance, September 30, 2012	(58,928)	429	(58,499)
Total deficit—Balance, September 30, 2012	(55,487)	429	(55,058)

Schedule I – Condensed Financial Information of Registrant

Global Brass and Copper Holdings, Inc. (Parent Company Only)

Condensed Balance Sheets

	As of December 31,
(In thousands, except share data)	2012	2011
Assets
Current assets:
Cash	$—	$—

Total current assets	—	—
Investment in subsidiary	—	85,020

Total assets	$—	$85,020

Liabilities and stockholder’s (deficit)/equity
Current liabilities:
Accounts payable	$—	$—

Total current liabilities	—	—
Payable to subsidiary	8,829	5,528
Obligations and advances in excess of investment in subsidiary	42,522	—

Total liabilities	51,351	5,528

Stockholder’s (deficit)/equity:
Common stock—$.01 par value; 80,000,000 shares authorized; 21,110,000 shares issued and outstanding at December 31, 2012 and 2011	211	211
Additional paid-in capital	—	11,091
(Accumulated deficit)/retained earnings	(48,153)	68,718
Accumulated other comprehensive income	1,466	1,923
Receivable from stockholder	(4,875)	(2,451)

Total stockholder’s (deficit)/equity	(51,351)	79,492

Total liabilities and stockholder’s (deficit)/equity	$—	$85,020

See accompanying notes to condensed financial statements.

Schedule I – Condensed Financial Information of Registrant

Global Brass and Copper Holdings, Inc. (Parent Company Only)

Condensed Statements of Operations

	Year Ended December 31,
(In thousands)	2012	2011	2010
Net sales	$—	$—	$—
Cost of sales	—	—	—

Gross profit	—	—	—
Selling, general and administrative expenses	1,427	1,650	1,102

Loss before income taxes and equity income	(1,427)	(1,650)	(1,102)
Benefit from income taxes	(550)	(635)	(424)

Loss before equity income	(877)	(1,015)	(678)
Equity income, net of tax	13,398	56,147	42,311

Net income	$12,521	$55,132	$41,633

See accompanying notes to condensed financial statements.

Schedule I – Condensed Financial Information of Registrant

Global Brass and Copper Holdings, Inc. (Parent Company Only)

Condensed Statements of Comprehensive Income

	Year Ended December 31,
(In thousands)	2012	2011	2010
Net income	$12,521	$55,132	$41,633
Other comprehensive income:
Foreign currency translation adjustment, net of tax	(457)	362	442

Comprehensive income	$12,064	$55,494	$42,075

See accompanying notes to condensed financial statements.

Schedule I – Condensed Financial Information of Registrant

Global Brass and Copper Holdings, Inc. (Parent Company Only)

Condensed Statements of Cash Flows

	Year Ended December 31,
(In thousands)	2012	2011	2010
Net cash provided by operating activities	$73,624	$—	$42,500

Cash flows from investing activities
Capital distributions from subsidiary	86,376	—	—
Payable to subsidiary	2,424	2,451	—

Net cash provided by investing activities	88,800	2,451	—

Cash flows from financing activities
Distributions to stockholder	(160,000)	—	(42,500)
Amounts due from stockholder	(2,424)	(2,451)	—

Net cash used in financing activities	(162,424)	(2,451)	(42,500)

Net increase (decrease) in cash	—	—	—
Cash at beginning of year	—	—	—

Cash at end of year	$—	$—	$—

See accompanying notes to condensed financial statements.

Schedule I – Condensed Financial Information of Registrant

Global Brass and Copper Holdings, Inc. (Parent Company Only)

Notes to Condensed Financial Statements

December 31, 2012

(All dollar amounts in thousands)

1.	Basis of Presentation

Global Brass and Copper, Inc. (“GBC”) is a direct subsidiary of Global Brass and Copper Holdings, Inc. (the “Company”). Under the terms of the agreements governing the 9.50% Senior Secured Notes issued by GBC and the asset-based revolving loan facility entered into by GBC and certain of its subsidiaries (the “ABL Facility”), GBC and substantially all of its existing 100%-owned U.S. subsidiaries are significantly restricted from making dividend payments, loans or advances to the Company. These restrictions have resulted in the restricted net assets (as defined in Rule 4-08(e)(3) of Regulation S-X) of the Company’s subsidiaries exceeding 25% of the consolidated net assets of the Company and its subsidiaries. These condensed financial statements should be read in conjunction with the consolidated financial statements and related notes thereto included in this filing.

2.	Guarantees

The Senior Secured Notes and the ABL Facility are guaranteed by the Company and substantially all of GBC’s existing 100%-owned U.S. subsidiaries. The Senior Secured Notes, the ABL Facility and the related guarantees are secured by the fixed assets, accounts receivable and inventory of GBC and the guarantors.

3.	Distributions from Subsidiary

Cash distributions received by the Company from GBC were $160,000 and $42,500 for the years ended December 31, 2012 and 2010, respectively. Of the $160,000 received during the year ended December 31, 2012, $73,624 represented a return on capital and $86,376 represented a return of capital. The $42,500 received during the year ended December 31, 2010 represented a return on capital. The Company did not receive any cash distributions for the year ended December 31, 2011.

Up to 7,310,000 Shares

Global Brass and Copper Holdings, Inc.

Common Stock

January 9, 2014